As filed with the Securities and Exchange Commission on August 27, 2007
Registration No. 333-145554
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ev3 Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3841	32-0138874
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
9600 54th Avenue North
Plymouth, Minnesota 55442
(763) 398-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer
ev3 Inc.
9600 54th Avenue North
Plymouth, Minnesota 55442
(763) 398-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Bruce A. Machmeier, Esq. Amy E. Culbert, Esq. Patrick J. Pazderka, Esq. Oppenheimer Wolff & Donnelly LLP 45 South Seventh Street, Suite 3300 Minneapolis, Minnesota 55402 (612) 607-7000	Martin W. Korman, Esq. Robert T. Ishii, Esq. Philip H. Oettinger, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement and the effective time of the merger of Foreigner Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ev3 Inc., a Delaware corporation, with and into FoxHollow Technologies, Inc., a Delaware corporation, as described in the Agreement and Plan of Merger dated as of July 21, 2007, attached as Annex A to the information/proxy statement-prospectus forming part of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate Offering	Registration
Securities to be Registered	Registered(1)	Price per Unit	Price(2)	Fee(2)
Common Stock, par value $0.01 per share	48,933,991	N/A	$741,096,857	$22,752

(1)	Represents the maximum number of shares of common stock, par value $0.01 per share, of ev3 Inc. estimated to be issuable upon completion of the merger, based on the exchange ratio of 1.45 shares of ev3 common stock for each share of common stock, par value $0.001 per share, of FoxHollow Technologies, Inc. (based on 29,700,625 shares of FoxHollow common stock outstanding as of August 16, 2007 and 4,046,955 shares of FoxHollow common stock issuable pursuant to the exercise of FoxHollow options and other stock-based awards outstanding as of August 16, 2007).

(2)	Previously paid. Computed pursuant to Securities Act Rules 457(c) and 457(f), and estimated solely for purposes of calculating the registration fee, the proposed maximum aggregate offering price is $741,096,857, which is the difference between (a) the product of (i) the average high and low prices of FoxHollow common stock (the securities to be cancelled in the merger) of $24.71, as reported on the NASDAQ Global Select Market on August 16, 2007, and (ii) the maximum total number of shares of FoxHollow common stock to be cancelled in the merger, 33,747,580 shares, less (b) the maximum amount of cash to be paid by ev3 in exchange for FoxHollow common stock, $92,805,845

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this information/proxy statement-prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This information/proxy statement-prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED AUGUST 27, 2007

INFORMATION/PROXY STATEMENT-PROSPECTUS

Dear ev3 and FoxHollow Stockholders:

The boards of directors of ev3 Inc. and FoxHollow Technologies, Inc. have approved a merger agreement which provides for the combination of the two companies and will create one of the leading companies focused primarily on the treatment of peripheral and neurovascular disease.

Following the completion of the merger, FoxHollow will be a wholly-owned subsidiary of ev3 and FoxHollow stockholders will own approximately 41% of the outstanding common stock of the combined company and ev3 stockholders will own approximately 59% of the outstanding common stock of the combined company, in each case, on a fully-diluted basis.

If the merger is completed, FoxHollow stockholders will receive 1.45 shares of ev3 common stock and $2.75 in cash for every share of FoxHollow common stock held immediately prior to the effective time of the merger. Alternatively, FoxHollow stockholders may elect to receive either 1.62 shares of ev3 common stock or $25.92 in cash for each share of FoxHollow common stock owned by making an all-stock or an all-cash election, respectively. Stock and cash elections are subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate. As a result, a FoxHollow stockholder making an all-stock or all-cash election may receive a prorated amount of ev3 common stock and cash. ev3 stockholders will continue to own their existing shares of ev3 common stock after the merger.

ev3 common stock is traded on the NASDAQ Global Select Market under the symbol “EVVV.” FoxHollow common stock is traded on the NASDAQ Global Select Market under the symbol “FOXH.” On August 24, 2007, the closing price per share of ev3 common stock was $15.89 and the closing price per share of FoxHollow common stock was $25.19, each as reported by the NASDAQ Global Select Market. FoxHollow stockholders that elect to receive or who otherwise receive as a result of the pro-ration procedures any or all of their consideration in ev3 common stock should be aware that because the 1.45 and 1.62 exchange ratios are fixed, the value of the consideration such stockholders will receive in the merger will fluctuate as the market value of ev3 common stock changes. If the merger is completed, shares of FoxHollow common stock will no longer be traded on the NASDAQ Global Select Market.

On July 20, 2007, certain stockholders of record of a majority of the outstanding shares of ev3 common stock, including Warburg, Pincus Equity Partners, L.P. and its affiliated funds, Vertical Group I, L.P. and Vertical Group II, L.P., executed a written consent approving the issuance of shares of ev3 common stock in the merger and an amendment to ev3’s certificate of incorporation increasing the number of shares of common stock that ev3 is authorized to issue from 100 million to 300 million. As a result, no further action on the part of the ev3 stockholders is required for the merger to occur. We are not asking the ev3 stockholders for a proxy and the ev3 stockholders are not requested to send us a proxy. We are providing this information/proxy statement-prospectus for your information in connection with the approval of these actions by written consent of the ev3 stockholders.

THE VOTE OF FOXHOLLOW STOCKHOLDERS IS IMPORTANT.  The merger cannot be completed unless, among other things, holders of FoxHollow common stock vote to adopt the merger agreement and approve the transactions contemplated thereby, including the merger. The FoxHollow board of directors recommends that FoxHollow stockholders vote “FOR” the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger.

FoxHollow will hold a special meeting of its stockholders to vote on this proposal. If you are a FoxHollow stockholder, whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card or submitting your proxy by telephone or through the Internet, using the procedures in the proxy voting instructions included with your proxy card. Even if you return the proxy, you may attend the FoxHollow special meeting and vote your shares in person. The date, time and place of the FoxHollow special meeting of stockholders is as follows: [          ], 2007 9:00 a.m., local time at 900 Chesapeake Drive, Redwood City, California 94063.

In connection with the merger, ev3 entered into voting agreements with Merck & Co., Inc., John B. Simpson, Ph.D., M.D. and certain other directors and executive officers of FoxHollow, who together beneficially owned as of July 21, 2007 approximately 31.7% of the outstanding shares of FoxHollow common stock. Pursuant to these voting agreements, these stockholders have agreed, subject to limited exceptions, to vote all of their shares of FoxHollow common stock in favor of the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger.

This information/proxy statement-prospectus describes the proposed merger and related transactions in more detail.

ev3 and FoxHollow encourage you to read this entire document carefully, including the merger agreement, which is included as Annex A, and the section entitled “Risk Factors” beginning on page 31 for a discussion of risks relating to the merger and an investment in ev3 common stock.

ev3 and FoxHollow look forward to the successful combination of the two companies.

James M. Corbett	John B. Simpson, Ph.D., M.D.
President and Chief Executive Officer,	Chief Executive Officer,
ev3 Inc.	FoxHollow Technologies, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ev3 common stock to be issued pursuant to the merger or determined if the information in this information/proxy statement-prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This information/proxy statement-prospectus is dated [          ], 2007 and is first being mailed or otherwise delivered to stockholders of ev3 and FoxHollow on or about [          ], 2007.

THIS INFORMATION/PROXY STATEMENT-PROSPECTUS
INCORPORATES ADDITIONAL INFORMATION

This document, which is sometimes referred to as this information/proxy statement-prospectus, constitutes an information statement of ev3 to its stockholders, a proxy statement of FoxHollow for its stockholders and a prospectus of ev3 to the FoxHollow stockholders for the shares of ev3 common stock that ev3 will issue to the FoxHollow stockholders in the merger. As permitted under the rules of the U.S. Securities and Exchange Commission, or SEC, this information/proxy statement-prospectus incorporates by reference important business and financial information about ev3 and FoxHollow from other documents filed with the SEC that are not included in or delivered with this information/proxy statement-prospectus. The portions of these documents that were furnished to, and not filed with, the SEC are not incorporated herein by reference. This information is available to you without charge upon your written or oral request. For a list of the documents incorporated by reference into this information/proxy statement-prospectus, see “Where You Can Find More Information” beginning on page 176. You can obtain electronic or hardcopy versions of the documents that are incorporated by reference into this information/proxy statement-prospectus, without charge, from the SEC’s website or the Investor Relations part of each company’s website or by requesting them in writing or by telephone as set forth below:

If you are an ev3 stockholder:
If you are a FoxHollow stockholder:

Electronic:	www.sec.gov; or	Electronic:	www.sec.gov; or
	www.ev3.net (please see “SEC		www.foxhollowtech.com (please see
	Filings” page or “Contact Us” page in		“SEC Filings” page or “Contact Us” page
	the Investor Relations part of the site)		Investor Relations part of the site)

By Mail:	ev3 Inc.	By Mail:	FoxHollow Technologies, Inc.
	9600 — 54th Avenue North		740 Bay Road
	Plymouth, Minnesota 55442		Redwood City, California 94063
	Attention: Investor Relations		Attention: Investor Relations
	E-mail Address: ir@ev3.net		E-mail Address:
investorrelations@foxhollowtech.com

Information contained on the ev3 and FoxHollow websites is expressly not incorporated by reference into this information/proxy statement-prospectus.

If you would like to request documents, please do so by [          ], 2007 in order to receive them before the FoxHollow special meeting.

VOTING ELECTRONICALLY, BY TELEPHONE, BY MAIL OR IN PERSON

FoxHollow stockholders of record as of the close of business on August 28, 2007 may submit their proxies:

•	through the Internet, by visiting the website established for that purpose shown on the enclosed proxy card and following the instructions in the enclosed proxy card; or

•	by telephone, by calling the toll-free number shown on the enclosed proxy card, providing the unique 10-digit control number shown on the enclosed proxy card and following the recorded instructions; or

•	by mail, by marking, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided or returning it pursuant to the instructions provided in the proxy card.

In addition, a FoxHollow stockholder may attend the FoxHollow special meeting in person and vote in person. If your shares are held in “street name,” you must request a legal proxy from your nominee as proof of ownership in order to vote in person at the FoxHollow special meeting.

If you hold your shares in “street name,” please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

FoxHollow Technologies, Inc.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On [          ], 2007

Dear FoxHollow Stockholder:

FoxHollow is pleased to invite you to attend a special meeting of the stockholders of FoxHollow Technologies, Inc., which will be held on [          ], 2007 at 9:00 a.m., local time, at 900 Chesapeake Drive, Redwood City, CA 94063.

The purpose of the FoxHollow special meeting is to consider and to vote upon the following proposals:

•	a proposal to adopt the Agreement and Plan of Merger dated as of July 21, 2007 by and among ev3, Foreigner Merger Sub, Inc., a wholly-owned subsidiary of ev3 formed for the purpose of the merger, and FoxHollow, a copy of which is attached as Annex A to the information/proxy statement-prospectus accompanying this notice, and the transactions contemplated thereby, including the merger, pursuant to which FoxHollow will become a wholly-owned subsidiary of ev3; and

•	a proposal to approve an adjournment or postponement of the FoxHollow special meeting including, if necessary, to solicit additional proxies in favor of the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger, if there are not sufficient votes for that proposal.

The FoxHollow board of directors has determined that the merger agreement and the transactions contemplated by it, including the merger, are advisable and in the best interests of FoxHollow and its stockholders, approved and adopted the merger agreement and the transactions contemplated by it, including the merger, and recommends that the FoxHollow stockholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the adjournment or postponement of the FoxHollow special meeting including, if necessary, to solicit additional proxies in favor of such adoption.

ev3 and FoxHollow cannot complete the merger unless the proposal to adopt the merger agreement and the transactions contemplated thereby, including the merger, is approved by holders of a majority of the outstanding shares of FoxHollow common stock entitled to vote at the FoxHollow special meeting.

Your failure to vote will have the same effect as a vote against the adoption of the merger agreement and the transactions contemplated thereby, including the merger. Therefore, your vote is very important.

The close of business on August 28, 2007 has been fixed as the record date, which is referred to as the FoxHollow record date, for the determination of FoxHollow stockholders entitled to notice of, and to vote at, the FoxHollow special meeting or any adjournments or postponements of the FoxHollow special meeting. Only holders of record of FoxHollow common stock at the close of business on the FoxHollow record date are entitled to notice of, and to vote at, the FoxHollow special meeting. A complete list of stockholders entitled to vote at the FoxHollow special meeting will be available for examination by any of the FoxHollow stockholders at FoxHollow’s headquarters at 740 Bay Road, Redwood City, California 94063 for any purpose germane to the FoxHollow special meeting, during normal business hours, for a period of 10 days before the FoxHollow special meeting, and at the time and place of the FoxHollow special meeting.

Appraisal rights may be available under section 262 of the Delaware General Corporation Law in connection with the merger. In order to exercise appraisal rights, FoxHollow stockholders must deliver a written demand to FoxHollow no later than the date of the FoxHollow special meeting and must NOT vote in favor of the merger proposal. A copy of the applicable Delaware statutory provisions is included as Annex G of the attached information/proxy statement-prospectus, and a summary of these provisions can be found under “The Merger — Appraisal Rights” in the accompanying information/proxy statement-prospectus.

We direct your attention to the information/proxy statement-prospectus accompanying this notice for more detailed information regarding the matters proposed to be acted upon at the FoxHollow special meeting. You are encouraged to read the entire information/proxy statement-prospectus carefully, including the merger agreement, which is included as Annex A to the information/proxy statement-prospectus, and “Risk Factors” beginning on page 31 of the information/proxy statement-prospectus.

By Order of the Board of Directors,

John B. Simpson, Ph.D., M.D.
Chief Executive Officer

[          ], 2007

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE FOXHOLLOW SPECIAL MEETING, PLEASE VOTE AS SOON AS POSSIBLE BY MAIL, BY TELEPHONE OR THROUGH THE INTERNET. INSTRUCTIONS ON THESE DIFFERENT WAYS TO VOTE YOUR PROXY ARE INCLUDED ON THE ENCLOSED PROXY CARD. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AT THE FOXHOLLOW SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE ACCOMPANYING INFORMATION/PROXY STATEMENT-PROSPECTUS. REMEMBER, YOUR VOTE IS IMPORTANT, SO PLEASE ACT PROMPTLY.

i

Page

COMPARISON OF STOCKHOLDER RIGHTS	154
UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION	164
LEGAL MATTERS	174
EXPERTS	174
FUTURE STOCKHOLDER PROPOSALS	174
ev3	174
FoxHollow	175
WHERE YOU CAN FIND MORE INFORMATION	176
ANNEXES
Annex A — Agreement and Plan of Merger	A-1
Annex B — Voting Agreement with Merck & Co., Inc.	B-1
Annex C — Form of Voting Agreement with Certain Directors and Executive Officers of FoxHollow	C-1
Annex D — Opinion of Banc of America Securities LLC	D-1
Annex E — Opinion of J.P. Morgan Securities Inc.	E-1
Annex F — Opinion of Thomas Weisel Partners LLC	F-1
Annex G — Section 262 of the Delaware General Corporation Law	G-1
Opinion of Oppenheimer Wolff & Donnelly LLP
Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
Consent of Ernst & Young LLp
Consent of PricewaterhouseCoopers LLP
Consent of PricewaterhouseCoopers LLP
Consent of PricewaterhouseCoopers LLP
Form of Proxy Card of FoxHollow
Consent of Myrtle S. Potter to Become a Director
Consent of John B. Simpson, PhD., M.D. to Become a Director
Consent of Richard N. Kender to Become a Director
Consent of Jeffrey B. Child to Become a Director
Form of Election for Holders of FoxHollow Common Stock

References to “ev3” and “FoxHollow” in this information/proxy statement-prospectus refer to ev3 Inc. and FoxHollow Technologies, Inc., respectively. Except as otherwise specifically noted, references to “shares of ev3 common stock,” “ev3 common stock” or “ev3 shares” refer to shares of common stock, par value $0.01 per share, of ev3 and references to “shares of FoxHollow common stock,” “FoxHollow common stock” or “FoxHollow shares” refer to shares of common stock, par value $0.001 per share, of FoxHollow. Except as otherwise specifically noted, references to “we,” “us,” or “our” refer to both ev3 and FoxHollow.

ev3 owns or has rights to various trademarks, trade names or service marks, including the following: SPIDERX®, SPIDERFXtm and EVERFLEXtm. FoxHollow owns or has rights to various trademarks, trade names or service marks, including the following: FOXHOLLOW®, SILVERHAWK®, and RINSPIRATOR®. FoxHollow is in the process of registering its trademarks NIGHTHAWK and ROCKHAWK with the U.S. Patent and Trademark Office. This information/proxy statement-prospectus also contains trademarks, trade names and service marks of others.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you, as a stockholder of ev3 or FoxHollow, may have regarding the merger and answers to those questions. ev3 and FoxHollow urge you to read carefully the entire information/proxy statement-prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger. Additional important information is also contained in the annexes to and the documents incorporated by reference into this information/proxy statement-prospectus.

Q:	Why am I receiving this information/proxy statement-prospectus?

A:	ev3 and FoxHollow are proposing to combine the two companies in a merger transaction pursuant to the terms of a merger agreement that is described in this information/proxy statement-prospectus. In the merger, a wholly-owned subsidiary of ev3 that was formed for the purpose of the merger will be merged with and into FoxHollow, with FoxHollow surviving the merger and becoming a wholly-owned subsidiary of ev3. A copy of the merger agreement is attached to this information/proxy statement-prospectus as Annex A.

In order to complete the merger, FoxHollow stockholders must adopt the merger agreement and the transactions contemplated thereby, including the merger. FoxHollow will hold a special meeting of its stockholders, referred to as the FoxHollow special meeting, to obtain the required approval of the FoxHollow stockholders. Although ev3 stockholders must approve the issuance of shares of ev3 common stock in connection with the merger and an amendment to ev3’s certificate of incorporation to increase the number of authorized shares of ev3 common stock in order to complete the merger, they have previously done so by written consent executed on June 20, 2007, by holders of record of a majority of ev3’s outstanding common stock, including Warburg, Pincus Equity Partners, L.P. and its affiliated funds, Vertical Fund I, L.P. and Vertical Fund II, L.P.

We are delivering this information/proxy statement-prospectus to you because it serves as an information statement of ev3, a proxy statement of FoxHollow and a prospectus of ev3. It is an information statement of ev3 because ev3 is using it to provide information to the ev3 stockholders regarding the written consent of the ev3 stockholders to approve the issuance of shares of ev3 common stock in connection with the merger and the charter amendment to increase the number of authorized shares of ev3 common stock. It is a proxy statement of FoxHollow because the FoxHollow board of directors is using it to solicit the proxies of FoxHollow stockholders in connection with the FoxHollow special meeting. It is a prospectus of ev3 because ev3 is using it to offer ev3 common stock to the FoxHollow stockholders in exchange for FoxHollow common stock if the merger is completed.

This information/proxy statement-prospectus, which you should read carefully, contains important information about the merger, the merger agreement and the FoxHollow special meeting.

Q:	Why are the companies proposing the merger?

A:	ev3 and FoxHollow both believe that a combination of the two companies will create one of the leading companies focused on the treatment of peripheral and neurovascular disease. The companies believe that the combined company’s product portfolio will include a broad spectrum of technologically advanced products to treat vascular disease in both the peripheral and neurovascular markets, which will allow the combined company to offer a more comprehensive and better integrated set of endovascular products to its customers. For a more complete description of the reasons for the merger, see the sections entitled “The Merger — ev3 Reasons for the Merger” beginning on page 73 and “The Merger — FoxHollow Reasons for the Merger” beginning on page 87.

Q:	What will I receive in the merger?

A:	ev3 Stockholders. Each share of ev3 common stock held by ev3 stockholders immediately before the effective time of the merger will continue to represent one share of ev3 common stock of the combined company after the effective time of the merger. In other words, ev3 stockholders will receive no consideration in the merger and the merger will not change the number of shares of ev3 common stock an ev3 stockholder currently owns.

FoxHollow Stockholders. For each share of FoxHollow common stock held immediately prior to the effective time of the merger, FoxHollow stockholders will have the right to receive 1.45 shares of ev3 common stock and $2.75 in cash without interest. Alternatively, FoxHollow stockholders may elect to receive either 1.62 shares of ev3 common stock or $25.92 in cash for each share of FoxHollow common stock by making an all-stock or an all-cash election, respectively. Stock and cash elections are subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate. As a result, a FoxHollow stockholder making an all-stock or all-cash election may receive a prorated amount of ev3 common stock and cash. FoxHollow stockholders will receive cash for any fractional shares of ev3 common stock that they would otherwise receive in the merger. The amount of cash for fractional shares will be calculated by multiplying the fraction of a share of ev3 common stock to which the FoxHollow stockholder would be entitled to receive in the merger after taking into account and aggregating all shares of FoxHollow common stock held by the FoxHollow stockholder by the average closing sale price of a share of ev3 common stock for the 10 consecutive trading day period ending on the second trading day prior to the day on which the merger occurs.

ev3 and FoxHollow expect that, upon completion of the merger, FoxHollow stockholders will own approximately 41% of the outstanding common stock of the combined company and ev3 stockholders will own approximately 59% of the outstanding common stock of the combined company, in each case, on a fully-diluted basis.

Q:	Will I be able to trade the ev3 common stock that I receive in connection with the merger?

A:	The shares of ev3 common stock that FoxHollow stockholders receive in connection with the merger will be listed on the NASDAQ Global Select Market and will be freely transferable, unless you are an affiliate of FoxHollow at the time of the FoxHollow special meeting. Persons who are deemed to be affiliates of FoxHollow at the time of the FoxHollow special meeting will be required to comply with Rule 145 promulgated under the Securities Act of 1933, or the Securities Act, if they wish to sell or otherwise transfer any shares of ev3 common stock received in connection with the merger. In addition, if you are an affiliate of ev3 following the merger, you will be required to comply with the applicable restrictions of Rule 144 under the Securities Act if you wish to sell or otherwise transfer any shares of ev3 common stock received in connection with the merger. Rules 145 and 144 under the Securities Act are described in “The Merger — Federal Securities Laws and Consequences; Stock Transfer Restrictions” beginning on page 119 of this information/proxy statement-prospectus.

Q:	What will happen to my options or other stock-based awards to acquire FoxHollow common stock?

A:	At the effective time of the merger, each outstanding (i) option to purchase shares of FoxHollow common stock and (ii) other award based on FoxHollow common stock will be assumed by ev3 and converted into and become, respectively, an option to purchase shares of ev3 common stock or an award based on shares of ev3 common stock, on terms substantially identical to those in effect immediately prior to the effective time of the merger, except that appropriate adjustments will be made to the number of shares and, in the case of options, the exercise price, based on the value of the merger consideration, as described in “The Merger Agreement — FoxHollow Stock Options and Other Stock-Based Awards” beginning on page 133 of this information/proxy statement-prospectus.

Q:	How and when can FoxHollow stockholders make elections for all-stock consideration and/or all-cash consideration?

A:	Included with this information/proxy statement-prospectus to the FoxHollow stockholders is a form of election and letter of transmittal for making elections for all-stock consideration and/or all-cash consideration. To be effective, the form of election and letter of transmittal must be properly completed and signed and received by the exchange agent, together with the stock certificates representing shares of FoxHollow common stock with respect to which the elections are being made, no later than 5:00 p.m., New York City time, on [ ], 2007. If a properly completed and signed form of election and letter of transmittal with respect to shares of FoxHollow common stock is not received by the exchange agent, together with appropriate stock certificates, by 5:00 p.m., New York City time, on [ ], 2007, then the holder of those shares of FoxHollow common stock will be deemed to have made an election for mixed consideration of 1.45 shares of ev3 common stock and $2.75 in cash.

FoxHollow stockholders that hold their shares in “street name” will receive directions from their brokers or other nominees regarding how to make elections. Brokers and other nominees will only make elections with respect to shares of FoxHollow common stock for which they have been properly instructed by the beneficial owners to make elections in accordance with their directions; all other shares will be treated as if their beneficial owners made elections for mixed consideration of 1.45 shares of ev3 common stock and $2.75 in cash.

Q:	Can FoxHollow stockholders change or revoke their elections for all-stock consideration and/or allcash consideration?

A:	Yes. Any FoxHollow stockholder may at any time prior to 5:00 p.m., New York City time, on [ ], 2007, change its election by giving written notice to the exchange agent prior to such time accompanied by a properly completed and signed revised form of election and letter of transmittal. Any form of election and letter of transmittal may be revoked by the FoxHollow stockholder by submitting it to the exchange agent by written notice received by the exchange agent prior to 5:00 p.m., New York City time, on [ ], 2007. Please mail such notices and revised form to:

Wells Fargo Shareowner Services
Voluntary Corporate Actions
161 North Concord Exchange
South St. Paul, MN 55075

Each form of election and letter of transmittal will be automatically revoked if the exchange agent is notified in writing by FoxHollow or ev3 that the merger has been abandoned. If a form of election and letter of transmittal is revoked, the stock certificates to which such form of election and letter of transmittal relate will be returned promptly to the FoxHollow stockholder submitting such form of election and letter of transmittal to the exchange agent.

Q:	Are FoxHollow stockholders electing to receive either all-stock consideration and/or all-cash consideration guaranteed to receive the consideration they elect?

A:	Not necessarily. Elections for all-stock consideration and all-cash consideration may be subject to the pro-ration procedures set forth in the merger agreement. See “The Merger Agreement — Merger Consideration” on page 130.

Q:	How will ev3 pay the cash portion of the merger consideration?

A:	ev3 expects to pay the cash portion of the merger consideration after completion of the merger from ev3’s and FoxHollow’s cash and cash equivalents.

Q:	Can the value of the transaction change between now and the time the merger is completed?

A:	Yes. The value of the ev3 common stock portion of the merger consideration can change, although the cash portion will not change. The 1.45 and 1.62 exchange ratios are fixed exchange ratios, which means that they will not change even if the market value of ev3 common stock changes. Therefore, the market value of the total transaction, and of the ev3 common stock you may receive in the merger, will increase or decrease as the market value of ev3 common stock increases or decreases. In addition, even if you elect all-cash consideration, you may receive some stock consideration. Stock and cash elections are subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate. As a result, a FoxHollow stockholder making an all-stock or all-cash election may receive a prorated amount of ev3 common stock and cash.

Q:	If I am a FoxHollow stockholder, is there a deadline for delivering my form of election and letter of transmittal to the exchange agent?

A:	Yes. If you intend to elect all-stock consideration or all-cash consideration, you must send a properly completed and signed form of election and letter of transmittal, together with your FoxHollow stock certificates (or follow the procedures for guaranteed delivery), to be received by the exchange agent no later than 5:00 p.m., New York City time, on [ ], 2007. If ev3 and FoxHollow do not expect to complete the merger within four business days following the date of the FoxHollow special meeting, ev3 and FoxHollow will extend the election deadline and publicly announce the extension. If the exchange agent has not received your properly completed and signed form of election and letter of transmittal, together with your FoxHollow stock certificates, by such time, then you will be deemed to have made an election for mixed consideration of 1.45 shares of ev3 common stock and $2.75 in cash in respect of your shares of FoxHollow common stock. If you do not send a properly completed and signed form of election and letter of transmittal, together with your FoxHollow stock certificates, to the exchange agent, the exchange agent, upon completion of the merger, will send to you a second letter of transmittal that you should then complete and execute and return to the exchange agent with your FoxHollow stock certificates in order to receive your merger consideration. You will not receive the merger consideration to which you are entitled until you have sent your FoxHollow stock certificates to the exchange agent. Do not send in your stock certificates with your proxy card.

Please note that if you send a properly completed and signed form of election and letter of transmittal, together with your FoxHollow stock certificates, to the exchange agent, you will not be able to sell any shares of FoxHollow common stock that you have delivered to the exchange agent, unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in FoxHollow common stock for any reason until you receive cash and/or ev3 common stock in the merger. If the merger is not completed for any reason, all forms of election and letters of transmittal will be revoked automatically and any stock certificates surrendered by the FoxHollow stockholders will be returned to the FoxHollow stockholders.

Q:	What if I have lost my FoxHollow stock certificates?

A:	See “The Merger Agreement — Lost, Stolen or Destroyed Certificates” beginning on page 133 of this information/proxy statement-prospectus for procedures to follow in the event of lost, stolen or destroyed FoxHollow stock certificates.

Q:	Are there risks involved in undertaking the merger?

A:	Yes. In evaluating the merger, ev3 and FoxHollow stockholders should carefully consider the factors discussed in “Risk Factors” beginning on page 31 and other information included in this information/proxy statement-prospectus and the documents incorporated by reference into this information/proxy statement-prospectus.

Q:	Is the merger expected to be taxable to stockholders?

A:	ev3 and FoxHollow intend for the merger to qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code.

ev3 Stockholders. If you are an ev3 stockholder, you will simply retain your shares of ev3 common stock, and the merger, therefore, will not have any tax consequences to you.

FoxHollow Stockholders. If you are a FoxHollow stockholder, your tax consequences will depend upon the form of payment you receive in the merger as well as your basis in your FoxHollow common stock. In general, you will not recognize gain or loss upon the exchange of your FoxHollow common stock for ev3 common stock in the merger, except that (i) you will recognize gain or loss on your receipt of any cash instead of a fractional share of ev3 common stock, and (ii) you will recognize gain in an amount equal to the lesser of (a) the amount of cash you receive (other than cash you receive for a fractional share of ev3 common stock) and (b) the excess, if any, of the sum of the amount of such cash and the fair market value of the ev3 common stock you receive in the merger, over your tax basis in your FoxHollow common stock exchanged. You should read “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 124 for a more complete discussion of the U.S. federal income tax consequences of the merger.

Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. We recommend that you consult your tax advisor to determine the tax consequences of the merger to you.

Q:	When do you expect to complete the merger?

A:	ev3 and FoxHollow are working to complete the merger as quickly as practicable. However, ev3 and FoxHollow cannot assure you when or if the merger will be completed. Completion of the merger is subject to satisfaction or waiver of the conditions specified in the merger agreement, including receipt of the necessary approvals of the FoxHollow stockholders at the FoxHollow special meeting. It is possible that factors outside the control of both companies could result in the merger being completed later than expected, or not at all. Although the exact timing of completion of the merger cannot be predicted with certainty if the FoxHollow stockholders approve the merger agreement and the transactions contemplated thereby, including the merger, on [ ], 2007, ev3 and FoxHollow anticipate completing the merger on [ ], 2007. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 139.

Q:	If I am an ev3 stockholder, do I need to vote on the merger?

A:	No. We are not asking the ev3 stockholders for a proxy and the ev3 stockholders are not requested to send us a proxy. Delaware law and ev3’s certificate of incorporation allows ev3 stockholders to act by written consent instead of holding a meeting. Warburg, Pincus Equity Partners, L.P. and its affiliated funds, Vertical Fund I, L.P. and Vertical Fund II, L.P., together own of record a majority of the outstanding shares of ev3 common stock, a sufficient number of shares to approve by written consent the issuance of shares of ev3 common stock in the merger and the amendment to ev3’s certificate of incorporation to increase the number of shares of ev3 common stock. These stockholders have executed and delivered to ev3 an irrevocable written consent with respect to all shares of ev3 common stock owned by them of record (which is fewer than the number of shares of ev3 common stock that they own beneficially) and voted their shares of ev3 common stock in favor of the foregoing actions, and no other vote of the ev3 stockholders is required or being sought in connection with the merger. This information/proxy statement-prospectus serves as notice to the ev3 stockholders pursuant to section 228 of the Delaware General Corporation Law of the approval of the issuance of shares of ev3 common stock in the merger and the charter amendment by less than unanimous written consent.

Q:	If I am an ev3 stockholder, do I have the right to dissent and seek appraisal of my shares in connection with the merger?

A:	No. Under Delaware law, the ev3 stockholders do not have any right to seek appraisal of the fair value of their shares in connection with the merger.

Q:	If I am an ev3 stockholder, what do I need to do now?

A:	You do not need to do anything, other than carefully read the information contained in this information/proxy statement-prospectus.

Q:	Who should I call with questions?

A:	ev3 Stockholders. If you have additional questions about the merger or if you would like additional copies of this information/proxy statement-prospectus, you should contact:

ev3 Inc.
9600 54th Avenue North
Plymouth, Minnesota
Attention: Investor Relations
Phone Number: (763) 398-7499
Email Address: ir@ev3.net

FoxHollow Stockholders.  If you have additional questions about the merger, you should contact:

FoxHollow Technologies, Inc.
740 Bay Road
Redwood City, California 94063
Attention: Investor Relations
Phone Number: (650) 421-8449
Email Address: investorrelations@foxhollowtech.com

If you would like additional copies of this information/proxy statement-prospectus, have questions about the merger or need assistance voting your shares of FoxHollow common stock, you should contact:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Phone Number: (888) 750-5834

QUESTIONS AND ANSWERS ABOUT THE FOXHOLLOW SPECIAL MEETING

The following are some questions that a FoxHollow stockholder may have regarding the special meeting of FoxHollow stockholders and answers to those questions.

Q:	When and where is the FoxHollow special meeting?

A:	The FoxHollow special meeting of stockholders, which is referred to as the FoxHollow special meeting, will be held on [ ], 2007 at 9:00 a.m., local time, at 900 Chesapeake Drive, Redwood City, California 94063 to consider and vote on the proposal related to the merger. For additional information relating to the FoxHollow special meeting, please see the section entitled “The Special Meeting of FoxHollow Stockholders” beginning on page 147.

Q:	What am I being asked to vote on?

A:	FoxHollow stockholders are being asked to vote to adopt the merger agreement and the transactions contemplated thereby, including the merger and if submitted to a vote of the FoxHollow stockholders, to approve the adjournment of the FoxHollow special meeting, including, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement and the transactions contemplated thereby, including the merger.

Q:	What vote by FoxHollow stockholders is required to approve the proposals to be submitted to FoxHollow stockholders at the FoxHollow special meeting?

A:	The affirmative vote of a majority of the outstanding shares of FoxHollow common stock entitled to vote at the FoxHollow special meeting is required to adopt the merger agreement and the transactions contemplated thereby, including the merger.

The affirmative vote of a majority of votes cast in person or by proxy, whether or not a quorum is present at the FoxHollow special meeting, is required to approve the proposal to adjourn the FoxHollow special meeting.

Q:	Are there any FoxHollow stockholders already committed to voting in favor of the merger?

A:	Yes. Merck & Co., Inc., John B. Simpson, Ph.D., M.D., FoxHollow’s chief executive officer and founder, and certain other directors and executive officers of FoxHollow have agreed to vote all of their shares of FoxHollow common stock, representing approximately 31.7% of the outstanding shares of FoxHollow common stock as of July 21, 2007, in favor of adoption of the merger agreement and the transactions contemplated thereby, including the merger, and against certain actions, the purpose of which is to delay, prevent or nullify the merger or the transactions contemplated thereby.

A copy of the voting agreement with Merck is attached as Annex B to this information/proxy statement-prospectus and the form of voting agreement with Dr. Simpson and other directors and executive officers of FoxHollow is attached as Annex C to this information/proxy statement-prospectus. See the section entitled “Voting Agreements” beginning on page 143 of this information/proxy statement-prospectus for more information regarding these voting agreements.

Q:	Who can vote at the FoxHollow special meeting?

A:	FoxHollow stockholders can vote at the FoxHollow special meeting if they owned shares of FoxHollow common stock at the close of business on August 28, 2007, the record date for the FoxHollow special meeting. As of the close of business on that day, [ ] shares of FoxHollow common stock were outstanding.

Q:	How does the FoxHollow board of directors recommend that FoxHollow stockholders vote?

A:	The FoxHollow board of directors recommends that FoxHollow stockholders vote “FOR” the proposal to adopt the merger agreement and the transactions contemplated thereby, including the merger. The FoxHollow board of directors also recommends that the FoxHollow stockholders vote “FOR” approval to adjourn the FoxHollow special meeting, if necessary or appropriate, to solicit additional votes. For a more complete description of the recommendation of the FoxHollow board of directors, see “The Merger — FoxHollow Reasons for the Merger” beginning on page 87 and “The Merger — Recommendations of the FoxHollow Board of Directors” beginning on page 90.

Q:	Why is my vote important?

A:	In order to complete the merger, FoxHollow stockholders holding a majority of the outstanding shares of FoxHollow common stock must adopt the merger agreement and the transactions contemplated thereby, including the merger. If you are a FoxHollow stockholder and you abstain from voting or do not vote (either in person or by proxy), or fail to direct your broker or other nominee how to vote, it will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement and the transactions contemplated thereby, including the merger.

Q:	What is the difference between holding shares as a stockholder of record and in “street name” as a beneficial owner?

A:	Most of the FoxHollow stockholders hold their shares in “street name,” i.e., through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those beneficially owned.

Stockholders of Record. If your shares are registered directly in your name with FoxHollow’s transfer agent, Mellon Investor Services LLC, you are considered, with respect to those shares, the stockholder of record, and this information/proxy statement-prospectus, together with a proxy card, form of election and letter of transmittal are being sent directly to you by FoxHollow. As the stockholder of record, you have the right to grant your voting proxy directly to FoxHollow or to vote in person at the FoxHollow special meeting. You also have the right to elect all-cash consideration or all-stock consideration in the merger directly as opposed to through your broker or other nominee. FoxHollow has enclosed a proxy card and form of election and letter of transmittal for you to use.

Beneficial Owners. If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and this information/proxy statement-prospectus is being forwarded to you together with a voting instruction card and election instructions. As the beneficial owner, you have the right to direct your broker or other nominee how to vote, elect your merger consideration and are also invited to attend the FoxHollow special meeting. Please note that since a beneficial owner is not the stockholder of record, you may not vote your shares of FoxHollow common stock in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your FoxHollow shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me if I do not provide any voting instructions?

A:	No. Your broker is not permitted to decide how your shares of FoxHollow common stock should be voted with respect to the proposals to be presented at the FoxHollow special meeting. Your broker will only vote your FoxHollow shares on a proposal if you provide your broker with voting instructions on that proposal. You should instruct your broker to vote your FoxHollow shares by following the directions that your broker provides you. Please check the voting information form used by your broker to see if it offers telephone or Internet voting.

If you fail to instruct your broker to vote your shares of FoxHollow common stock, they will not be voted at the FoxHollow special meeting and will (1) have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement, and (2) have no effect in determining the outcome of the applicable vote on the proposal to adjourn or postpone the FoxHollow special meeting.

A broker non-vote occurs when a beneficial owner fails to provide voting instructions to its broker as to how to vote the shares held by the broker in street name and the broker does not have discretionary authority to vote without instructions. Brokers do not have discretionary authority to vote on any of the FoxHollow proposals. See “The Special Meeting of FoxHollow Stockholders” beginning on page 147.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign and send in your proxy card and do not indicate how you want to vote on any particular proposal, the FoxHollow common stock represented by your proxy will be voted “FOR” that proposal.

Q:	What do I do if I want to change my vote?

A:	You can change your vote at any time before your proxy is voted at the FoxHollow special meeting. You can do this in one of four ways:

• you can send a signed notice of revocation;

• you can grant a new, valid proxy by executing a new proxy card bearing a later date (which automatically revokes the earlier proxy);

• you can vote at a later time by telephone or through the Internet; or

• if you are a holder of record, you can attend the FoxHollow special meeting and vote in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must send your notice of revocation or your new proxy to FoxHollow’s corporate secretary at the address under “The Companies” beginning on page 128, which must be received by FoxHollow no later than the beginning of the FoxHollow special meeting.

If you are a FoxHollow stockholder, you can find further details on how to revoke your proxy in “The Special Meeting of FoxHollow Stockholders — Revocation of Proxies” beginning on page 149.

If you hold your shares in “street name,” please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

Q:	Can I dissent and require appraisal of my shares?

A:	Yes. Under Delaware law, FoxHollow stockholders who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger. This means that if you are not satisfied with the amount of consideration you are receiving in the merger, you are legally entitled to have the value of your shares independently determined and to receive payment in cash based on that valuation. This value could be more than, less than or the same as the merger consideration. To exercise appraisal rights, FoxHollow stockholders must comply with the applicable Delaware law procedures. See “The Merger — Appraisal Rights” beginning on page 119. In the event that holders of more than 10% of FoxHollow common stock seek appraisal, ev3 will be under no obligation to consummate the merger. See “The Merger Agreement — Conditions to Completion of Merger” beginning on page 139.

Q:	Will I be asked to vote on the merger at the FoxHollow special meeting if the FoxHollow board of directors has changed its recommendation of the merger?

A:	Yes. Unless the merger agreement is terminated before the FoxHollow special meeting, FoxHollow stockholders will be asked to vote on the merger even if the FoxHollow board of directors has changed its recommendation of the merger. Unless the merger agreement is terminated before the FoxHollow special meeting, Merck & Co., Inc. and certain FoxHollow directors and executive officers that have entered into voting agreements with ev3 are obligated to vote in favor of the merger, even if the FoxHollow board of directors changes its recommendation.

Q:	What do I do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this information/proxy statement-prospectus, including its annexes.

In order for your shares to be represented at the FoxHollow special meeting:

• you can vote by telephone or through the Internet by following the instructions included on your proxy card;

• you can indicate on the enclosed proxy card how you would like to vote and sign and return the proxy card in the accompanying pre-addressed postage paid envelope; or

• you can attend the FoxHollow special meeting in person.

If you hold your shares in “street name,” please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

In addition, if you desire to elect all-stock or all-cash consideration in the merger, you should send your stock certificates, together with a properly completed and signed form of election and letter of transmittal, to the exchange agent no later than 5:00 p.m., New York City time, on [ ], 2007. If the exchange agent has not received such documents by such time, then you will be deemed to have made an election for the mix of stock and cash consideration in respect of your shares of FoxHollow common stock. Do not send in your stock certificates with your proxy card.

Q:	Who should I call with questions?

A:	If you have additional questions about the merger, you should contact:

FoxHollow Technologies, Inc.
740 Bay Road
Redwood City, California 94063
Attention: Investor Relations
Phone Number: (650) 421-8449
Email Address: investorrelations@foxhollowtech.com

If you would like additional copies of this information/proxy statement-prospectus, have questions about the merger or need assistance voting your shares of FoxHollow common stock, you should contact:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Phone Number: (888) 750-5834

SUMMARY

This summary highlights information contained elsewhere in this information/proxy statement-prospectus. It does not contain all of the information that may be important to you. You are urged to read carefully this entire information/proxy statement-prospectus, including the attached annexes, and the other documents to which this information/proxy statement-prospectus refers you in order for you to fully understand the proposed merger. See “Where You Can Find More Information” beginning on page 176. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

The Companies

ev3 Inc. (see page 128)

9600 54th Avenue North
Plymouth, Minnesota 55442
(763) 398-7000

ev3 is a leading global medical device company focused on catheter-based technologies for the endovascular treatment of vascular diseases and disorders. Its name signifies its commitment to, and engagement in, the peripheral vascular, neurovascular and cardiovascular markets and the physician specialties that serve them.

ev3 sells over 100 products consisting of over 1,000 styles and sizes in more than 60 countries through a direct sales force in the United States, Canada, Europe and other countries and distributors in selected other international markets. As of July 1, 2007, ev3’s direct sales organization consisted of approximately 265 sales professionals. Its customers include a broad cross-section of physicians, including radiologists, neuroradiologists, vascular surgeons, neuro surgeons, other endovascular specialists and cardiologists.

ev3’s cardio peripheral products include stents, embolic protection devices, carotid stenting solutions, thrombectomy devices and procedural support products. ev3’s neurovascular products include embolic coils, liquid embolics, neuro stents, microcatheters, occlusion balloon systems and guidewires.

ev3’s website is located at www.ev3.net. The information contained on ev3’s website is expressly not incorporated by reference into this information/proxy statement-prospectus.

FoxHollow Technologies, Inc. (see page 128)

740 Bay Road
Redwood City, California 94063
(650) 421-8400

FoxHollow Technologies, Inc. designs, develops, manufactures and sells medical devices primarily for the treatment of peripheral artery disease, or PAD. PAD results from the accumulation of plaque in arteries, most commonly occurring in the pelvis and legs. Plaque accumulation, known as atherosclerosis, causes the narrowing of arteries, thereby reducing the flow of oxygenated blood to tissue and organs. Left untreated, PAD increases the risk of heart attack, stroke, amputation or death.

FoxHollow’s first product, the SilverHawk Plaque Excision System, is a minimally-invasive, catheter system that treats PAD by removing plaque in order to reopen narrowed or blocked arteries. In June 2003, the U.S. Food and Drug Administration granted FoxHollow 510(k) clearance to market the SilverHawk in the United States for treatment of atherosclerosis in the peripheral vasculature. FoxHollow commenced full commercial introduction of the SilverHawk in the United States in January 2004. FoxHollow markets the SilverHawk through its direct sales force in the United States primarily to interventional cardiologists, as well as to vascular surgeons and interventional radiologists. For the year ended December 31, 2006, FoxHollow sold over 66,000 devices, and ended the year with more than 1,100 current hospital customers in the United States.

FoxHollow also markets the Rinspirator System that it acquired in September 2006 through the acquisition of Kerberos Proximal Solutions, Inc. The Rinspirator removes thrombi, or blood clots, from occluded arteries in patients suffering from PAD or coronary artery disease.

FoxHollow’s website is located at www.foxhollowtech.com. The information contained on FoxHollow’s website is expressly not incorporated by reference into this information/proxy statement-prospectus.

Foreigner Merger Sub, Inc. (see page 129)

9600 54th Avenue North
Plymouth, Minnesota 55442
(763) 398-7000

Foreigner Merger Sub, Inc., which we refer to as Merger Sub, is a wholly-owned subsidiary of ev3 that was incorporated in Delaware in July 2007. Merger Sub does not engage in any operations and exists solely to facilitate the merger. If the merger is completed, Merger Sub will cease to exist following its merger with and into FoxHollow.

The Merger

The Agreement and Plan of Merger dated as of July 21, 2007 among ev3, Merger Sub and FoxHollow, which is referred to as the merger agreement, is attached as Annex A to this information/proxy statement-prospectus. ev3 and FoxHollow encourage you to read carefully the merger agreement in its entirety because it is the principal legal agreement that governs the merger.

Structure of the Merger (see page 130)

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, Merger Sub, a wholly-owned subsidiary of ev3 that was formed for the purpose of the merger, will merge with and into FoxHollow, with FoxHollow surviving the merger as a wholly-owned subsidiary of ev3.

In the event that counsel for ev3 or FoxHollow is unable to deliver the tax opinion set forth in the closing conditions of the merger agreement, ev3 will effect a second merger, provided that counsel to the parties has indicated that after the second merger such counsel will be able to deliver the required tax opinion. Immediately following the effective time of the merger, FoxHollow, as the surviving corporation of the first merger, will be merged with and into, at ev3’s election, ev3 or a wholly-owned subsidiary of ev3, with the ev3 entity surviving the second merger.

Merger Consideration (see page 130)

FoxHollow Stockholders.  As a result of the merger, FoxHollow stockholders will be entitled to receive, for each issued and outstanding share of FoxHollow common stock that they own immediately prior to the effective time of the merger, 1.45 shares of ev3 common stock and $2.75 in cash without interest. Alternatively, FoxHollow stockholders may elect to receive either 1.62 shares of ev3 common stock or $25.92 in cash without interest for each share of FoxHollow common stock by making an all-stock or an all-cash election, respectively. Stock and cash elections are subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate. As a result, a FoxHollow stockholder making an all-stock or all-cash election may receive a prorated amount of cash and ev3 common stock. FoxHollow stockholders will receive cash for any fractional shares of ev3 common stock that they would otherwise receive in the merger. The ev3 common stock, cash, or combination of ev3 common stock and cash, together with any cash received in lieu of fractional shares, is referred to as the merger consideration. For more information about fractional share treatment, please see “The Merger Agreement — Fractional Shares” beginning on page 133.

ev3 Stockholders.  ev3 stockholders will continue to own their existing shares of ev3 common stock after the merger. Each share of ev3 common stock will represent one share of common stock in the combined company. ev3 stockholders should not send in their stock certificates in connection with the merger.

Election Procedures (see page 131)

A form of election and letter of transmittal is being sent to the FoxHollow stockholders for making elections for all-stock consideration and/or all-cash consideration and is included with the mailing of this information/proxy statement-prospectus. To be effective, the form of election and letter of transmittal must be properly completed and signed and received by the exchange agent, together with the stock certificates representing shares of FoxHollow common stock with respect to which the elections are being made, no later than 5:00 p.m., New York City time, on [     ], 2007; otherwise, the holder of those shares of FoxHollow common stock will be deemed to have made an election for 1.45 shares of ev3 common stock and $2.75 in cash.

See “The Merger Agreement — Lost, Stolen or Destroyed Certificates” beginning on page 133 of this information/proxy statement prospectus for procedures to follow in the event of lost, stolen or destroyed FoxHollow stock certificates.

FoxHollow stockholders that hold their shares in “street name” will receive directions from their brokers or other nominees regarding how to make elections. Brokers or other nominees will only make elections with respect to shares for which they have been properly instructed by the beneficial owners to make elections in accordance with their directions; all other shares will be deemed to have made an election for 1.45 shares of ev3 common stock and $2.75 in cash.

Ownership of the Combined Company After the Merger

ev3 will issue approximately 43.1 million shares of ev3 common stock to the FoxHollow stockholders in the merger based on the number of shares of FoxHollow common stock outstanding on August 28, 2007. At the completion of the merger, it is expected that there will be approximately 104.1 million shares of ev3 common stock outstanding. The shares of ev3 common stock issued to the FoxHollow stockholders in the merger will represent approximately 41% of the outstanding common stock of the combined company immediately after the merger on a fully-diluted basis, including shares reserved for issuance upon exercise of options and other stock-based awards. Shares of ev3 common stock held by the ev3 stockholders will represent approximately 59% of the outstanding common stock of the combined company immediately after the merger on a fully-diluted basis.

Recommendations of FoxHollow Board of Directors (see page 90)

The FoxHollow board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of FoxHollow and its stockholders. The FoxHollow board of directors recommends that the FoxHollow stockholders vote:

•	“FOR” the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger; and

•	“FOR” the adjournment or postponement of the FoxHollow special meeting including, if necessary, to solicit additional proxies in favor of the foregoing proposal.

The FoxHollow board of directors considered a number of factors in determining to approve and adopt the merger agreement and the merger. These considerations are described in the section entitled “The Merger — FoxHollow Reasons for the Merger” beginning on page 87.

Opinions of Financial Advisors (see pages 76 and 91)

ev3.  In connection with the merger, Banc of America Securities LLC, ev3’s financial advisor, delivered to the ev3 board of directors a written opinion, dated July 20, 2007, as to the fairness, from a financial point of view and as of the date of the opinion, to ev3 of the merger consideration to be paid by ev3. The full text of the written opinion, dated July 20, 2007, of Banc of America Securities, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D to this information/proxy statement-prospectus and is incorporated by reference in its entirety into this information/proxy statement-prospectus. Holders of ev3 common stock are encouraged to read the opinion carefully in its entirety. Banc of America Securities provided its opinion to the ev3 board of directors for the benefit and use of the ev3 board of directors in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. Banc of America Securities’ opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger.

FoxHollow.  In connection with the merger, the FoxHollow board of directors received the opinion of J.P. Morgan Securities Inc., which is referred to as JPMorgan, to the effect that, as of the date of the fairness opinion and based upon and subject to the factors and assumptions set forth therein, the aggregate merger consideration to be received by the holders of FoxHollow common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of JPMorgan, dated July 20, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the JPMorgan opinion is attached to this document as Annex E. FoxHollow stockholders are encouraged to read the opinion carefully in its entirety. JPMorgan provided its opinion for the information and assistance of the FoxHollow board of directors in connection with its consideration of the merger. The JPMorgan opinion does not address any other aspect of the merger and is not a recommendation as to how any holder of FoxHollow common stock or ev3 common stock should vote on, or take any action with respect to the merger, which election any holder of FoxHollow common stock should make with respect to the merger consideration, or any other matter.

In connection with the merger, the FoxHollow board of directors received the opinion of Thomas Weisel Partners LLC, dated July 20, 2007, to the effect that the merger consideration is fair, from a financial point of view, to the FoxHollow stockholders. The written opinion of Thomas Weisel Partners LLC is attached to this document as Annex F. FoxHollow stockholders are encouraged to read the opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken. Thomas Weisel Partners LLC’s opinion to the effect that the aggregate merger consideration is fair, from a financial point of view, to the FoxHollow stockholders, was provided to the FoxHollow board of directors in connection with its evaluation of the aggregate merger consideration from a financial point of view, does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act (including with respect to elections of alternative forms of consideration available pursuant to the merger) with respect to the merger.

Treatment of FoxHollow Stock Options and Other Stock-Based Awards (see page 133)

At the effective time of the merger, each outstanding (i) option to purchase shares of FoxHollow common stock and (ii) other award based on FoxHollow common stock, will be assumed by ev3 and converted into and become, respectively, an option to purchase shares of ev3 common stock or an award based on shares of ev3 common stock, on terms substantially identical to those in effect immediately prior to the effective time of the merger, except that appropriate adjustments will be made to the number of shares and, in the case of options, the exercise price, based on the value of the merger consideration, as described in “The Merger Agreement — FoxHollow Stock Options and Other Stock-Based Awards” beginning on page 133 of this information/proxy statement-prospectus.

Interests of ev3’s and FoxHollow’s Directors and Executive Officers in the Merger (see page 84)

When you consider the determination by the ev3 board of directors to approve the merger agreement and the recommendation by the FoxHollow board of directors that the FoxHollow stockholders vote in favor of the proposals described in this information/proxy statement-prospectus, you should be aware that (1) some ev3 directors and executive officers may have interests that may be different from, or in addition to, the interests of the ev3 stockholders including but not limited to, their receipt of stock options and stock grants and accelerated vesting of certain ev3 stock options; and (2) some FoxHollow directors and executive officers may have interests that may be different from, or in addition to, the interests of the FoxHollow stockholders, including but not limited to, their receipt of severance benefits under existing FoxHollow change of control arrangements, entry into employment arrangements with the combined company, accelerated vesting of FoxHollow stock options and stock awards, participation in various benefits plans and receipt of stock options and stock grants.

Appraisal Rights (see page 119)

If you are a FoxHollow stockholder and do not wish to accept the merger consideration in the merger and do not vote in favor of the merger agreement, you will have the right under Delaware law to seek a judicial appraisal of your shares to determine the “fair value” of the shares in lieu of the merger consideration if the merger is completed. This value could be more than, less than or the same as the merger consideration. The applicable Delaware statute is attached as Annex G to this information/proxy statement-prospectus. Failure to follow exactly all of the steps required under Delaware law will result in the loss of appraisal rights. ev3 stockholders do not have any appraisal rights under Delaware law in connection with the merger.

Material U.S. Federal Income Tax Consequences of the Merger (see page 124)

ev3 and FoxHollow intend for the merger to qualify as a reorganization within the meaning of section 368(a) of the Code. If you are a FoxHollow stockholder, your tax consequences will depend upon the form of payment you receive in the merger as well as your basis in your FoxHollow common stock. A holder of FoxHollow common stock will not recognize gain or loss upon the exchange of that stockholder’s FoxHollow common stock for ev3 common stock in the merger, except that (i) gain or loss will be recognized on the receipt of cash instead of a fractional share of ev3 common stock, and (ii) gain will be recognized in an amount equal to the lesser of (a) the amount of cash received by a holder of FoxHollow common stock (other than cash received for a fractional share of ev3 common stock) and (b) the excess, if any, of the sum of the amount of such cash and the fair market value of the ev3 common stock received in the merger, over that holder’s tax basis in the FoxHollow common stock exchanged.

You should read “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 124 for a more complete discussion of the U.S. federal income tax consequences of the merger.

If you are an ev3 stockholder, you will simply retain your shares of ev3 common stock, and the merger therefore will not be taxable to you.

Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. We recommend that you consult your tax advisor to determine the tax consequences of the merger to you.

Accounting Treatment (see page 117)

ev3 will account for the merger under the purchase method of accounting for business transactions. In accordance with accounting principles generally accepted in the United States, which is referred to as U.S. GAAP, ev3 will be considered the acquirer of FoxHollow for accounting purposes.

Regulatory Approvals (see page 127)

The merger is subject to review by the U.S. Federal Trade Commission, the U.S. Department of Justice and state and foreign antitrust authorities pursuant to applicable federal, state and foreign antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, which is referred to as the HSR Act, the merger cannot be completed until required notifications and certain information and materials have been provided to the U.S. Federal Trade Commission and to the Antitrust Division of the U.S. Department of Justice and a required waiting period has expired or been terminated. ev3 and FoxHollow have filed the required notification and report forms with the Federal

Trade Commission and Antitrust Division of the U.S. Department of Justice, and the early termination of the waiting period was granted.

Listing of ev3 Common Stock (see page 153)

ev3 has agreed to use reasonable best efforts to cause the shares of ev3 common stock to be issued in the merger and the shares of ev3 common stock to be reserved for issuance upon exercise, vesting or payment under any converted FoxHollow stock option or other stock-based award to be approved for listing on NASDAQ, subject to official notice of issuance, at the effective time of the merger. It is also a condition to the merger that such shares of ev3 common stock be approved for listing on NASDAQ on or prior to the effective time of the merger.

Delisting and Deregistration of FoxHollow Common Stock (see page 119)

If the merger is completed, shares of FoxHollow common stock will be delisted from the NASDAQ Global Select Market and deregistered under U.S. federal securities laws.

Conditions to Completion of the Merger (see page 139)

The obligations of each of ev3 and FoxHollow to consummate the merger are subject to the satisfaction or waiver at or before the effective time of the merger of the following mutual conditions:

•	the merger agreement and the merger are approved and adopted by the requisite vote of the FoxHollow stockholders;

•	the shares of ev3 common stock issuable in the merger and the shares of ev3 common stock to be reserved for issuance upon exercise, vesting or payment under any converted FoxHollow stock option or other stock-based award to the FoxHollow stockholders are approved for listing on NASDAQ, subject to official notice of issuance;

•	the required notifications and filings have been made under the HSR Act and the required waiting periods under the HSR Act have expired or been terminated;

•	the registration statement on Form S-4 of which this information/proxy statement-prospectus document forms a part has become effective and is not subject to any stop order;

•	there is not any permanent legal prohibition to completing the merger; and

•	there is not any suit, action or proceeding by the government seeking to require FoxHollow or ev3 to effect certain dispositions of its business or assets.

The obligations of each of ev3 and Merger Sub to consummate the merger are also subject to the satisfaction or waiver at or before the effective time of the merger of the following conditions:

•	the representations and warranties made by FoxHollow are true and correct to the extent specified in the merger agreement;

•	FoxHollow has performed in all material respects the obligations and complied in all material respects with the agreements required to be performed or complied with by it at or before the effective time of the merger;

•	the total number of shares of FoxHollow common stock that have properly exercised (and not withdrawn) appraisal rights under Delaware law does not exceed 10% of the issued and outstanding shares of FoxHollow common stock as of the effective time of the merger;

•	Merck & Co., Inc has consented to the merger and the other transactions contemplated by the merger agreement; and

•	ev3 has received an opinion of ev3’s counsel that the merger will qualify as a tax-free reorganization.

The obligation of FoxHollow to consummate the merger is also subject to the satisfaction or waiver at or before the effective time of the merger of the following conditions:

•	the representations and warranties made by ev3 are true and correct to the extent specified in the merger agreement;

•	ev3 has performed in all material respects the obligations and complied in all material respects with the agreements required to be performed or complied with by it at or before the effective time of the merger; and

•	FoxHollow has received an opinion of FoxHollow’s counsel that the merger will qualify as a tax-free reorganization.

Termination of the Merger Agreement (see page 141)

The merger agreement may be terminated at any time before the effective time of the merger by mutual written consent of ev3 and FoxHollow.

The merger agreement may also be terminated prior to the effective time of the merger by either ev3 or FoxHollow (except as otherwise indicated) if:

•	there is a permanent legal prohibition to completing the merger, except that the right to terminate the merger agreement for this reason is not available to a party whose failure to comply with any provision of the merger agreement has been a proximate cause of or resulted in the permanent legal prohibition;

•	the merger has not been completed by January 31, 2008, except that a party whose failure to fulfill a covenant or obligation resulted in any condition to the completion of the merger not being met cannot seek termination for this reason if such action or failure was a material breach of the merger agreement;

•	the FoxHollow stockholders fail to approve and adopt the merger agreement and the merger; or

•	the other party is in material breach of the merger agreement and has not cured such breach within 30 days of written notice of the breach and the breach would result in the breaching party not satisfying the conditions to closing that its representations and warranties be true and correct to the extent specified in the merger agreement and that it has performed and complied in all material respects with the agreements required to be performed or complied with by it at or before the effective time of the merger.

The merger agreement may also be terminated prior to the effective time of the merger by ev3 if:

•	for any reason FoxHollow fails to call and hold a meeting of the FoxHollow stockholders to consider the approval and adoption of the merger agreement and the merger as required by the merger agreement;

•	the FoxHollow board of directors has withdrawn or made a change in its recommendation concerning the merger agreement and merger in a manner adverse to ev3 (see “The Merger Agreement — Certain Covenants — No Solicitation” beginning on page 136); or

•	any of the “triggering events” described in “The Merger Agreement — Termination Fees and Expenses” beginning on page 141 has occurred.

Termination Fees and Expenses (see page 141)

FoxHollow has agreed to pay a termination fee of $31 million to ev3 if the merger agreement is terminated by ev3 under any of the following circumstances:

•	for any reason FoxHollow fails to call and hold the FoxHollow special meeting to consider the approval and adoption of the merger agreement and the merger as required by the merger agreement;

•	the FoxHollow board of directors has withdrawn or made a change in its recommendation concerning the merger agreement and merger in a manner adverse to ev3 or fails to include its recommendation in this information/proxy statement-prospectus;

•	the FoxHollow board of directors approves, or recommends that the FoxHollow stockholders approve, any acquisition proposal other than the transactions contemplated by the merger agreement;

•	FoxHollow enters into a letter of intent, memorandum of understanding or other agreement accepting any acquisition proposal; or

•	an acquisition proposal is made to FoxHollow and within 10 business days FoxHollow does not send a statement to the FoxHollow stockholders unconditionally reaffirming its recommendation to vote in favor of the merger agreement and the merger and unconditionally recommending that the FoxHollow stockholders reject such acquisition proposal (see “The Merger Agreement — Certain Covenants — No Solicitation” beginning on page 136).

If an acquisition proposal is made to FoxHollow or the FoxHollow stockholders or otherwise becomes publicly known and ev3 or FoxHollow terminates the merger agreement because the required vote of the FoxHollow stockholders is not obtained at the FoxHollow special meeting, then FoxHollow must pay to ev3 (i) $5 million as compensation for ev3’s expenses in connection with the merger no later than two business days after the termination, and (ii) the termination fee less such expense reimbursement if within 12 months following such termination FoxHollow enters into a definitive agreement with respect to, or consummates, an acquisition transaction, which termination fee must be paid no later than two business days after FoxHollow enters into such agreement or consummates such acquisition.

If an acquisition proposal is made to FoxHollow or the FoxHollow stockholders or otherwise becomes publicly known and FoxHollow terminates the merger agreement for failure to close by January 31, 2008 or ev3 terminates the merger agreement for FoxHollow’s breach of the agreement and FoxHollow’s breach under the merger agreement is willful or intentional and intended to either (i) solicit, initiate, encourage or facilitate or induce the making of another acquisition proposal, or (ii) cause ev3 to terminate the merger agreement, and within 12 months following such termination FoxHollow enters into a definitive agreement with respect to, or consummates, an acquisition transaction, then FoxHollow must pay to ev3 the termination fee no later than two business days after FoxHollow enters into such agreement or consummates such acquisition.

Risks (see page 31)

In evaluating the merger, you should carefully read this information/proxy statement-prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Headquarters; Principal Offices (see page 118)

The combined company’s corporate headquarters will be located in Plymouth, Minnesota, with operating and manufacturing divisions in Irvine and Redwood City, California. The company’s principal international office will be in Paris, France.

Executive Officers After the Merger (see page 118)

ev3 and FoxHollow have agreed that James M. Corbett will be chairman of the board of directors, president and chief executive officer of the combined company and John B. Simpson, Ph.D., M.D. will be vice chairman of the board of directors and chief scientist of the combined company. Certain current executive officers of ev3 and FoxHollow will have executive officer positions with the combined company after the merger.

Board of Directors and Corporate Governance After the Merger (see page 118)

In connection with the merger, the parties have reached certain agreements regarding the governance of the combined company after the effective time of the merger, including the following:

•	Board of Directors. After the merger, the board of directors of the combined company will be comprised of the 10 individuals named below, six of whom were selected by ev3 and four of whom were selected by FoxHollow. We expect that six of the 10 directors will be “independent directors” as defined under the Marketplace Rules of the NASDAQ Stock Market (and marked with an asterisk below). Commencing with the 2008 annual meeting of ev3 stockholders after the effective time of the merger, composition of the board of directors and its committees will be determined by the nomination and election process provided for in ev3’s charter and bylaws, contractual arrangements and Delaware law.

Directors with Terms	Directors with Terms	Directors with Terms
Expiring in 2008	Expiring in 2009	Expiring in 2010

James M. Corbett	Jeffrey B. Child*	John K. Bakewell*
Myrtle S. Potter*	Richard N. Kender	Richard B. Emmitt*
Elizabeth H. Weatherman	Daniel J. Levangie*	John B. Simpson, Ph.D., M.D.
Thomas E. Timbie*

•	Committees of the Board of Directors. The board of directors of the combined company will have a standing audit committee, compensation committee and nominating and corporate governance committee. Each of these committees will include two members selected by ev3, one of whom will be designated as the chair of the committee, and one member selected by FoxHollow.

Written Consent of ev3 Stockholders (see page 145)

Delaware law and ev3’s certificate of incorporation allow ev3 stockholders to act by written consent instead of holding a meeting. Warburg, Pincus Equity Partners, L.P. and its affiliated funds, Vertical Fund  I, L.P. and Vertical Fund II, L.P., together own of record a majority of the outstanding shares of ev3 common stock, a sufficient number of shares to approve by written consent the issuance of shares of ev3 common stock in the merger and the amendment to ev3’s certificate of incorporation to increase the number of shares of ev3 common stock ev3 is authorized to issue. These stockholders executed and delivered to ev3 an irrevocable written consent with respect to all shares of ev3 common stock owned by them of record (which is fewer than the number of shares of ev3 common stock that they own beneficially) and voted their shares of ev3 common stock in favor of the foregoing actions and no other vote of ev3 stockholders is required or being sought in connection with the merger. This information/proxy statement-prospectus serves as notice to the ev3 stockholders pursuant to section 228 of the Delaware General Corporation Law of the approval of the issuance of shares of ev3 common stock in the merger and the charter amendment by less than unanimous written consent.

The ev3 board of directors considered a number of factors in determining to approve and adopt the merger agreement and the merger, and soliciting the written consent referred to above. These considerations are described in the section entitled “The Merger — ev3 Reasons for the Merger” beginning on page 73.

No vote or other consent of the holders of any class or series of capital stock of ev3 is required to approve the merger agreement, the merger or any of the transactions contemplated thereby.

At the close of business on July 20, 2007, the date ev3 obtained these written consents, the directors and executive officers of ev3 and their respective affiliates owned and were entitled to vote approximately 35.0 million shares of ev3 common stock, or approximately 57.5% of the shares of ev3 common stock outstanding on that date.

FoxHollow Special Meeting of Stockholders (see page 147)

Date, Time and Place

A special meeting of the FoxHollow stockholders will be held on [          ], 2007, at 9:00 a.m., local time, at 900 Chesapeake Drive, Redwood City, California 94063. At the FoxHollow special meeting, FoxHollow stockholders will be asked:

•	to adopt the merger agreement and the transactions contemplated thereby, including the merger, pursuant to which FoxHollow will become a wholly-owned subsidiary of ev3; and

•	to approve an adjournment or postponement of the FoxHollow special meeting including, if necessary, to solicit additional proxies in favor of the adoption of the merger agreement if there are not sufficient votes for such proposal.

Record Date

FoxHollow has fixed the close of business on August 28, 2007 as the record date, which is referred to as the FoxHollow record date, for determining the FoxHollow stockholders entitled to receive notice of and to vote at the FoxHollow special meeting. Only holders of record of FoxHollow common stock on the FoxHollow record date are entitled to receive notice of and vote at the FoxHollow special meeting, and any adjournment or postponement thereof. Each share of FoxHollow common stock is entitled to one vote. On the FoxHollow record date, there were [          ] shares of FoxHollow common stock entitled to vote at the FoxHollow special meeting.

On the FoxHollow record date, directors and executive officers of FoxHollow and their respective affiliates owned and were entitled to vote approximately [          ] shares of FoxHollow common stock, or approximately [     ]% of the shares of FoxHollow common stock outstanding on that date. Certain of FoxHollow’s directors and executive officers, who together beneficially owned approximately 31.7% of the outstanding shares of FoxHollow common stock as of July 21, 2007, entered into voting agreements with ev3, pursuant to which such directors and executive officers agreed to vote their shares in favor of the adoption of the merger agreement

Required Vote

The proposals require different percentages of votes in order to approve them:

•	The adoption of the merger agreement and the transactions contemplated thereby, including the merger, requires the affirmative vote of holders of a majority of the outstanding shares of FoxHollow common stock entitled to vote at the FoxHollow special meeting.

•	The approval of an adjournment or postponement of the FoxHollow special meeting including, if necessary, to solicit additional proxies in favor of such adoption, requires the affirmative vote of holders of FoxHollow common stock representing a majority of the voting power of such shares present in person or represented by proxy at the FoxHollow special meeting and entitled to vote on the proposal.

Adoption of the merger agreement and the transactions contemplated thereby, including the merger, by FoxHollow stockholders is a condition to completion of the merger.

Failure to Vote; Abstentions

If a FoxHollow stockholder abstains from voting on any proposal it will have the same effect as a vote “AGAINST” that proposal. If a FoxHollow stockholder fails to vote, including broker non-votes, (1) on the proposal to adopt the merger agreement, it will have the same effect as a vote “AGAINST” that proposal and (2) on the proposal to adjourn or postpone the FoxHollow special meeting, it will have no effect in determining the outcome of the applicable vote. For more information regarding the effect of abstentions, a failure to vote or broker non-votes, see “The Special Meeting of FoxHollow Stockholders — Vote Required to Approve FoxHollow Proposals” beginning on page 148.

Revocation of Proxies

If you are a FoxHollow stockholder, you can change your vote at any time prior to the vote at the FoxHollow special meeting. You can do this in one of four ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy by executing a new proxy card bearing a later date (which automatically revokes the earlier proxy);

•	you can vote at a later time by telephone or through the Internet; or

•	if you are a holder of record, you can attend the FoxHollow special meeting and vote in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must send your notice of revocation or your new proxy to FoxHollow’s corporate secretary at the address under “The Companies” beginning on page 128 no later than the beginning of the special meeting.

If you are a FoxHollow stockholder, you can find further details on how to revoke your proxy in “The Special Meeting of FoxHollow Stockholders — Revocation of Proxies” beginning on page 149.

If you hold your shares in “street name,” please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

Voting Agreements

Concurrently and in connection with the execution of the merger agreement, Merck & Co., Inc., John B. Simpson, Ph.D., M.D. and certain other directors and executive officers of FoxHollow, who together beneficially owned approximately 31.7% of the outstanding shares of FoxHollow common stock as of July 21, 2007, entered into voting agreements with ev3, pursuant to which each FoxHollow stockholder agreed to vote its shares of FoxHollow common stock in favor of the merger, the merger agreement and the transactions contemplated thereby and against certain transactions or certain actions the purpose of which is to delay, prevent or nullify the merger or the transactions contemplated by the merger agreement. The voting agreements will terminate upon the earlier of the consummation of the merger or the termination of the merger agreement.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ev3

The following tables set forth selected historical consolidated financial data for ev3. The selected consolidated financial data as of and for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been derived from ev3’s consolidated financial statements. You should not take historical results as necessarily indicative of the results that may be expected for any future period. The selected consolidated financial data as of and for the six months ended July 1, 2007 and July 2, 2006 have been derived from ev3’s unaudited consolidated financial statements. The results for the six months ended July 1, 2007 are not necessarily indicative of results that may be expected for the entire fiscal year.

You should read this selected consolidated financial data in conjunction with ev3’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and ev3’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2007.

	For the Six Months Ended		For the Year Ended December 31,
	July 1, 2007	July 2, 2006	2006	2005	2004	2003	2002
	(Unaudited)	(Unaudited)
	(Dollars in thousands, except per unit and per share amounts)

Results of Operations:
Net sales	$126,895	$92,857	$202,438	$133,696	$86,334	$67,639	$37,084
Operating expenses:
Cost of goods sold	42,819	34,667	71,321	55,094	39,862	30,218	16,930
Sales, general and administrative	80,019	73,669	141,779	130,427	103,031	82,479	48,139
Research and development	18,756	12,821	26,725	39,280	38,917	45,145	32,994
Amortization of intangible assets	7,964	8,525	17,223	10,673	9,863	12,078	17,370
(Gain) loss on sale of assets, net	(988)	124	162	200	(14,364)	14	—
Acquired in-process research and development	—	1,786	1,786	868	—	488	104,192

Total operating expenses	148,570	131,592	258,996	236,542	177,309	170,422	219,625
Loss from operations	(21,675)	(38,735)	(56,558)	(102,846)	(90,975)	(102,783)	(182,541)
Other (income) expense:
Gain on sale of investments, net	—	(1,063)	(1,063)	(4,611)	(1,728)	(3,409)	(7,386)
Interest (income) expense, net	(406)	(1,213)	(1,695)	9,916	25,428	12,673	1,123
Equity loss of investee	—	—	—	—	—	—	2,160
Minority interest in loss of subsidiary	—	—	—	(2,013)	(13,846)	(3,808)	(13,258)
Other (income) expense, net	(512)	(1,381)	(2,117)	3,360	(1,752)	(1,606)	(172)

Loss before income taxes	(20,757)	(35,078)	(51,683)	(109,498)	(99,077)	(106,633)	(165,008)
Income tax expense	608	246	688	526	196	303	172

Net loss	(21,365)	(35,324)	(52,371)	(110,024)	(99,273)	(106,936)	(165,180)
Accretion of preferred membership units to redemption value(1)	—	—	—	12,061	23,826	7,651	—

Net loss attributable to common unit/share holders	$(21,365)	$(35,324)	$(52,371)	$(122,085)	$(123,099)	$(114,587)	$(165,180)

Net loss per common unit/share:
Basic and diluted	$(0.37)	$(0.63)	$(0.93)	$(4.48)	$(57.44)	$(130.67)	$(224.49)

Weighted average units/shares outstanding:
Basic and diluted	58,529,041	56,319,427	56,585,025	27,242,712	2,142,986	876,894	735,786

	As of		As of December 31,
	July 1, 2007	July 2, 2006	2006	2005	2004	2003	2002
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Balance Sheet Data:
Cash and cash equivalents	$57,919	$28,783	$24,053	$69,592	$20,131	$23,625	$4,174
Short-term investments	7,800	18,450	14,700	12,000	—	—	—
Current assets	173,421	127,118	135,845	151,675	68,609	58,687	24,565
Total assets	390,132	350,826	352,826	296,828	212,046	207,023	184,397
Current liabilities excluding demand notes	44,549	37,228	41,767	37,671	36,025	32,379	32,513
Demand notes payable-related parties	—	—	—	—	299,453	213,033	108,199
Total liabilities	53,546	37,843	47,592	38,523	336,180	250,676	141,706
Preferred membership units	—	—	—	—	254,028	230,202	204,513
Total members’ and stockholders’ equity (deficit)	336,586	312,983	305,234	245,455	(394,472)	(285,672)	(183,015)

(1)	The accretion of preferred membership units to redemption value presented above is based on the rights to which the Class A and Class B preferred membership unit holders of ev3 LLC were entitled related to a liquidation, dissolution or winding up of ev3 LLC. Notwithstanding this accretion right, in connection with the merger of ev3 LLC with and into ev3 Inc., each membership unit representing a preferred equity interest in ev3 LLC was converted into one share of ev3 common stock and did not receive any additional rights with respect to the liquidation preference. Accretion was discontinued upon conversion of the preferred units to common equity at the time of ev3’s initial public offering on June 21, 2005.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FOXHOLLOW

The following tables set forth the selected historical consolidated financial data for FoxHollow. The selected consolidated financial data as of and for the fiscal years ended December 31, 2006, 2005, 2004, 2003, and 2002 have been derived from FoxHollow’s audited consolidated financial statements. You should not take historical results as necessarily indicative of the results that may be expected for any future period. The selected consolidated financial data as of and for the six months ended June 30, 2007 and 2006 have been derived from FoxHollow’s unaudited consolidated condensed financial statements. The results for the six months ended June 30, 2007 are not necessarily indicative of results that may be expected for the entire fiscal year.

You should read this selected consolidated financial data in conjunction with FoxHollow’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and FoxHollow’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007.

	For the Six Months
	Ended June 30,		For the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Unaudited)	(Unaudited)
	(In thousands, except per share amounts)

Revenue:
Product	$83,615	$92,534	$182,245	$125,362	$38,552	$2,585	$12
Research collaboration	16,222	2,280	10,840	2,794	—	—	—

Net revenue	99,837	94,814	193,085	128,156	38,552	2,585	12

Costs and expenses:
Product	20,948	21,735	42,136	39,335	24,144	4,503	95
Research collaboration	4,277	1,828	3,128	614	—	—	—
Research and development	14,906	8,909	20,115	10,321	6,191	5,785	6,570
Selling, general and administrative	64,035	77,738	142,494	91,396	38,465	6,792	1,548
Amortization of purchased intangible assets	790	—	474	—	—	—	—

Total costs and expenses	104,956	110,210	208,347	141,666	68,800	17,080	8,213

Loss from operations	(5,119)	(15,396)	(15,262)	(13,510)	(30,248)	(14,495)	(8,201)
Interest and other income and expense, net	4,482	1,290	3,838	1,899	373	148	(5)

Loss before income taxes	(637)	(14,106)	(11,424)	(11,611)	(29,875)	(14,347)	(8,206)
Provision for income taxes	—	—	(805)	—	—	—	—

Net loss	(637)	(14,106)	(12,229)	(11,611)	(29,875)	(14,347)	(8,206)
Dividend related to beneficial conversion feature of convertible preferred stock	—	—	—	—	(15,977)	(24)	—

Net loss attributable to common stockholders	$(637)	$(14,106)	$(12,229)	$(11,611)	$(45,852)	$(14,371)	$(8,206)

Net loss per common share:
Basic and diluted	$(0.02)	$(0.57)	$(0.48)	$(0.51)	$(10.52)	$(24.69)	$(15.00)

Weighted-average number of shares used in per common share calculations:
Basic and diluted	29,433	24,581	25,521	22,975	4,359	582	547

	As of June 30,		As of December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Balance Sheet Data:
Cash and cash equivalents	$38,682	$24,140	$59,546	$24,249	$27,506	$2,637	$1,086
Short-term investments	130,982	41,661	107,369	35,666	42,887	4,874	—
Current assets	207,017	105,920	206,363	99,199	86,769	9,893	1,269
Total assets	249,546	115,188	247,112	108,205	90,836	11,416	1,988
Current liabilities	52,589	22,661	53,829	23,444	9,163	2,527	2,844
Convertible preferred stock	—	—	—	—	—	49,998	27,374
Total liabilities	54,561	22,661	60,963	24,441	9,163	2,527	2,844
Total stockholders’ equity (deficit)	194,985	92,527	186,149	83,764	81,673	(41,109)	(28,230)

SUMMARY UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma combined consolidated statements of operations data for the year ended December 31, 2006 and the six months ended July 1, 2007 reflect the merger as if it had occurred on January 1, 2006. The following unaudited pro forma combined consolidated balance sheet data at July 1, 2007 reflect the merger as if it had occurred on that date. Such pro forma combined consolidated financial data is based on the historical consolidated financial statements of ev3 and FoxHollow and gives effect to the merger under the purchase method of accounting for business combinations. As a result, the pro forma combined consolidated financial information is based on certain assumptions and adjustments as discussed in the section titled “Unaudited Pro Forma Combined Consolidated Financial Information,” including assumptions relating to the consideration paid and the allocation thereof for the assets and liabilities of FoxHollow based on preliminary estimates of their fair value. The following should be read in connection with the sections titled “Unaudited Pro Forma Combined Consolidated Financial Information,” and other information included in or incorporated by reference into this information/proxy statement-prospectus. Actual financial statement information in the future may be materially different from the pro forma financial information presented below.

	For the Six Months	For the Year Ended
Statement of Operations Data	Ended July 1, 2007	December 31, 2006
	(In thousands, except per share data)

Net revenue	$226,732	$397,221
Loss from operations	(37,198)	(100,535)
Net loss	(34,912)	(97,772)
Net loss per common share (basic and diluted)	(0.34)	(1.03)
Weighted average number of common shares outstanding	101,206,891	94,535,323

As of
Balance Sheet Data	July 1, 2007
(In thousands)

Total current assets	$281,753
Total current liabilities	78,738
Total assets	1,100,449
Total liabilities	92,149
Total stockholders’ equity	1,008,300

UNAUDITED COMPARATIVE PER SHARE INFORMATION

Presented below is historical per share data for shares of ev3 common stock, for the six months ended July 1, 2007 and for the fiscal year ended December 31, 2006, historical per share data for shares of FoxHollow common stock, as of and for the six months ended June 30, 2007 and as of and for the fiscal year ended December 31, 2006, pro forma combined per share data for shares of ev3 common stock, as of and for the six months ended July 1, 2007 and as of and for the fiscal year ended December 31, 2006 and equivalent pro forma per share data for shares of FoxHollow common stock, as of and for the six months ended June 30, 2007 and as of and for the fiscal year ended December 31, 2006. We have derived the unaudited pro forma combined per share information from the unaudited pro forma combined consolidated financial information presented elsewhere in this information/proxy statement-prospectus. You should read the information below in conjunction with the consolidated financial statements and accompanying notes of each of ev3 and FoxHollow that are incorporated by reference into this information/proxy statement-prospectus and with the unaudited pro forma combined consolidated information included under the section entitled “Unaudited Pro Forma Combined Consolidated Financial Information.” Actual financial statement information in the future may be materially different from the pro forma financial information presented below.

ev3 Historical Per Share Data:

The following table sets forth historical per share data for shares of ev3 common stock.

	As of and for the Six	As of and for
	Months Ended	the Year Ended
	July 1, 2007	December 31, 2006

Net loss per common share attributed to common stockholders (basic and diluted)	$(0.37)	$(0.93)
Net book value per share of ev3 common stock	$5.53	$5.30
Cash dividends declared per share of ev3 common stock	$—	$—

FoxHollow Historical Per Share Data:

The following table sets forth historical per share data for shares of FoxHollow common stock.

	As of and for the Six	As of and for
	Months Ended	the Year Ended
	June 30, 2007	December 31, 2006

Net loss per share (basic and diluted)	$(0.02)	$(0.48)
Net book value per share of FoxHollow common stock	$6.57	$6.34
Cash dividends declared per share of FoxHollow common stock	$—	$—

ev3 Pro Forma Combined Per Share Data:

The following table sets forth per share data regarding the net loss, book value and cash dividends of ev3 on an unaudited pro forma combined basis as of and for the six months ended July 1, 2007 and as of and for the year ended December 31, 2006 and gives effect to the merger as though it had occurred on January 1, 2006 and is calculated by combining the ev3 historical share amounts with pro forma share amounts of FoxHollow, based on FoxHollow historical share amounts and the exchange ratio of 1.45 shares of ev3 common stock for each share of FoxHollow common stock. The net book value per share has been presented as of July 1, 2007, while the net loss per share has been presented as if the merger occurred on January 1, 2006. This pro forma data is not necessarily indicative of actual results that would have been achieved by ev3 had the merger been completed on the date specified or the results of operations or financial position which may be achieved in the future. The unaudited pro forma combined pro forma per share data is derived from, and should be read in conjunction with, the unaudited pro forma combined consolidated financial information and accompanying notes included in this information/proxy statement-prospectus as described under “Unaudited Pro Forma Combined Consolidated Financial Information” beginning on page 164 and the financial statements and accompanying notes of ev3 and FoxHollow that are included or incorporated by reference in this information/proxy statement-prospectus. See “Where You Can Find More Information” on page 176.

	As of and for the Six	As of and for
	Months Ended	the Year Ended
	July 1, 2007	December 31, 2006

Net loss per share attributed to common stockholders (basic and diluted)	$(0.34)	$(1.03)
Net book value per share of ev3 common stock	$9.71
Cash dividends declared per share of ev3 common stock	$—	$—

FoxHollow Equivalent Pro Forma Per Share Data:

The following table sets forth per share data regarding the net loss, book value and cash dividends of FoxHollow on an unaudited pro forma equivalent per share basis as of and for the six months ended June 30, 2007 and as of and for the year ended December 31, 2006 and is calculated by multiplying the ev3 unaudited pro forma combined per share information by the exchange ratio of 1.45.

	As of and for the Six	As of and for
	Months Ended June 30,	the Year Ended
	2007	December 31, 2006

Net loss per share (basic and diluted)	$(0.50)	$(1.50)
Net book value per share of FoxHollow common stock	$14.07
Cash dividends declared per share of FoxHollow common stock	$—	$—

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Shares of ev3 common stock and FoxHollow common stock are each listed and traded on the NASDAQ Global Select Market. ev3 common stock is listed for trading under the symbol “EVVV” and FoxHollow common stock is listed for trading under the symbol “FOXH.” The following table sets forth, for the periods indicated, the high and low sales prices per share of ev3 common stock and FoxHollow common stock, in each case as reported on the NASDAQ Global Select Market and its predecessor, the NASDAQ National Market.

ev3:

Fiscal Year Ended December 31, 2005	High	Low

First Quarter	—	—
Second Quarter (commencing June 16, 2005)	$14.82	$13.25
Third Quarter	$21.17	$12.30
Fourth Quarter	$20.93	$11.81

Fiscal Year Ended December 31, 2006	High	Low

First Quarter	$17.98	$13.83
Second Quarter	$18.00	$12.51
Third Quarter	$17.82	$14.29
Fourth Quarter	$19.05	$16.39

Fiscal Year Ended December 31, 2007	High	Low

First Quarter	$21.34	$17.03
Second Quarter	$21.54	$16.42
Third Quarter (through August 24, 2007)	$19.46	$15.06

FoxHollow:

Fiscal Year Ended December 31, 2005	High	Low

First Quarter	$35.46	$23.46
Second Quarter	$40.23	$25.42
Third Quarter	$55.20	$37.09
Fourth Quarter	$54.04	$28.64

Fiscal Year Ended December 31, 2006	High	Low

First Quarter	$36.40	$23.35
Second Quarter	$34.61	$20.37
Third Quarter	$35.72	$24.45
Fourth Quarter	$38.85	$20.26

Fiscal Year Ended December 31, 2007	High	Low

First Quarter	$24.58	$19.86
Second Quarter	$23.99	$19.02
Third Quarter (through August 24, 2007)	$27.82	$21.08

The table below sets forth the closing sale prices of ev3 common stock and FoxHollow common stock each as reported on the NASDAQ Global Select Market on July 20, 2007, the last trading day prior to the public announcement of the transaction, and on [          ], 2007. The table also shows the implied value of one share of FoxHollow common stock, which was calculated by multiplying the closing price of ev3 common stock on those dates by both (1) the all-stock election exchange ratio of 1.62 and (2) the mixed election exchange ratio of 1.45, plus $2.75. The market prices of ev3 and FoxHollow common stock on those dates will fluctuate between the date of this information/proxy statement-prospectus and the time of the FoxHollow special meeting and the completion of the merger. No assurance can be given concerning the market prices of ev3 common stock or FoxHollow common stock before the completion of the merger or the market price of ev3 common stock after the completion of the merger. The merger consideration and exchange ratios are fixed in the merger agreement and will not be adjusted for changes in the market value of the common stock of ev3 or FoxHollow. One result of this is that the market value of the ev3 common stock that FoxHollow stockholders will receive in the merger may vary significantly from the prices shown in the table below.

			Implied per Share	Implied per
	ev3	FoxHollow	Value of All-Stock	Share Value of
	Common Stock	Common Stock	Election	Mixed Election

July 20, 2007	$15.98	$24.72	$25.89	$25.92
[ ], 2007	$	$	$	$

FoxHollow stockholders should obtain current market quotations for shares of ev3 common stock and FoxHollow common stock in deciding whether to vote for adoption of the merger agreement and the transactions contemplated thereby, including the merger.

Dividends

ev3 has never declared or paid cash dividends on its capital stock and does not intend to pay any cash dividends in the foreseeable future. ev3’s current policy is to retain all of its earnings, if any, to finance future growth.

FoxHollow has never declared or paid cash dividends on its capital stock and does not intend to pay any cash dividends in the foreseeable future.

RISK FACTORS

In addition to the other information included and incorporated by reference into this information/proxy statement-prospectus, FoxHollow stockholders should carefully consider the following risk factors before deciding whether to vote in favor of the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger. If any of the risks described below or in the periodic reports incorporated by reference into this document actually occurs, the respective businesses, operating results, financial condition or stock prices of ev3, FoxHollow or the combined company could be materially adversely affected.

Risks Related to the Merger

Because the exchange ratio set forth in the merger agreement is fixed and will not be adjusted in the event of any change in the market price of ev3 common stock, the market value of the shares of ev3 common stock received by the FoxHollow stockholders in the merger is uncertain.

As a result of the merger, each share of FoxHollow common stock outstanding immediately prior to the merger will be converted into the right to receive, at each FoxHollow stockholder’s election: (1) a combination of 1.45 shares of ev3 common stock and $2.75 in cash; (2) 1.62 shares of ev3 common stock, or (3) $25.92 in cash (in the case of (2) and (3) subject to proration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate). The exchange ratios are fixed at 1.62 shares of ev3 common stock for all-stock consideration and 1.45 shares of ev3 common stock for combination of cash and stock consideration for each share of FoxHollow common stock, and will not be adjusted due to any increases or decreases in the price of ev3 common stock or FoxHollow common stock prior to the merger. The merger agreement does not provide for any price-based termination right. Accordingly, the market value of the shares of ev3 common stock that FoxHollow stockholders will be entitled to receive in the merger will depend on the market price of shares of ev3 common stock at the time the merger is completed and could vary significantly from the market value on the date the merger agreement was executed, on the date of the special meeting of FoxHollow stockholders or at any time thereafter. Therefore, at the time of the FoxHollow special meeting, FoxHollow stockholders will not know the exact market value of ev3 common stock that will be issued to them in connection with the merger.

If the market price of ev3 common stock declines before the effective time of the merger, FoxHollow stockholders receiving shares of ev3 common stock pursuant to the merger will receive less value for their shares upon completion of the merger than the implied value of the merger consideration calculated on the date the merger agreement was signed or on the date of the FoxHollow special meeting. If the market price of ev3 common stock increases before the effective time of the merger, ev3 will pay FoxHollow stockholders receiving shares of ev3 common stock pursuant to the merger more value for their shares of FoxHollow common stock upon completion of the merger than the implied value of the merger consideration calculated on the date the merger agreement was signed or on the date of the FoxHollow special meeting. The closing price of ev3 common stock on the NASDAQ Global Select Market on July 20, 2007, the last trading day prior to the execution of the merger agreement, was $15.98 per share. From July 21, 2007 through the date of this information/proxy statement-prospectus, the sale price of ev3 common stock ranged from a high of $19.46 per share to a low of $15.81 per share, as reported by the NASDAQ Global Select Market. For ev3 and FoxHollow historical market prices, see “Comparative Per Share Market Price and Dividend Information” beginning on page 29. FoxHollow stockholders are urged to obtain current market quotations for ev3 and FoxHollow common stock prior to voting their shares and prior to electing whether to receive all-stock and/or all-cash or a combination of stock and cash as consideration in connection with the merger.

The merger is subject to certain conditions to closing that could result in the merger not being consummated or being delayed, either of which could negatively impact the market price of ev3 and FoxHollow common stock and their respective future businesses and operating results.

Consummation of the merger is subject to a number of customary conditions, including, but not limited to, the approval of the merger agreement by the FoxHollow stockholders. There is no assurance that ev3 and

FoxHollow will receive the necessary approvals or satisfy the other conditions necessary for completion of the merger. If any of the conditions to the merger are not satisfied or, where waiver is permissible, not waived, the merger will not be consummated. Failure to complete the merger could result in a number of adverse effects, including:

•	preventing ev3 and FoxHollow from realizing the anticipated strategic and other potential benefits of the merger;

•	requiring ev3 and FoxHollow to incur significant transaction costs without the benefit of the merger and, depending upon the circumstances of the failure to complete the merger, requiring FoxHollow to pay ev3 a $31 million termination fee or $5 million expense reimbursement;

•	a decline in the market prices of ev3 and FoxHollow common stock to the extent the market prices of ev3 and FoxHollow common stock reflect a market assumption that the merger will occur;

•	uncertainty surrounding the future direction of the product offerings and strategy of ev3 or FoxHollow on a standalone basis or a negative perception by the market of ev3 and FoxHollow generally; and

•	the diversion of the attention of ev3’s and FoxHollow’s management to the merger instead of their respective operations and the pursuit of other opportunities that could have been beneficial to their respective businesses.

Any delay in the consummation of the merger or any uncertainty about the consummation of the merger could also negatively impact the market price of ev3 and FoxHollow common stock and their respective future businesses and operating results. No assurance can be given that the merger will be consummated, that there will be no delay in the consummation of the merger or that the merger will be consummated on the terms contemplated by the merger agreement and as described in this information/proxy statement-prospectus.

Whether or not the merger is completed, the announcement and pendency of the merger could impact or cause disruptions in ev3’s and FoxHollow’s respective businesses, which could have an adverse effect on their respective businesses and operating results and the business and operating results of the combined company if the merger is completed.

The announcement and pendency of the merger could cause disruptions in or otherwise negatively impact ev3’s and FoxHollow’s respective businesses and operating results, whether or not the merger is consummated, and could hurt the business and operating results of the combined company if the merger is completed. Among others:

•	ev3 and FoxHollow employees may experience uncertainty about their future roles with the combined company, which might adversely affect the ability of ev3, FoxHollow and the combined company to retain and motivate key personnel and other employees;

•	the attention of ev3’s and FoxHollow’s management may be directed toward the completion of the merger and transaction-related considerations and may be diverted from the day-to-day business operations of their respective companies; and

•	distributors or other vendors or suppliers may seek to modify or terminate their business relationships with ev3, FoxHollow or the combined company.

These disruptions could be exacerbated by a delay in the completion of the merger or termination of the merger agreement and could have an adverse effect on ev3’s and FoxHollow’s respective businesses, operating results or prospects, and if the merger is completed, the business, operating results or prospects of the combined company.

ev3 and FoxHollow have incurred and will continue to incur significant transaction costs in connection with the merger, most of which will be required to be paid even if the merger is not completed.

ev3 and FoxHollow have incurred and will continue to incur significant transaction costs in connection with the merger. These costs are primarily associated with the fees of their respective attorneys, accountants and advisors. Almost all of these costs will be paid by the party incurring the costs even if the merger is not completed. In addition, if the merger agreement is terminated due to certain triggering events specified in the merger agreement, FoxHollow will be required to pay ev3 a termination fee of $31 million. The merger agreement also provides that under specified circumstances where the termination fee is not otherwise payable, FoxHollow may be required to reimburse ev3 $5 million for its expenses in connection with the transaction. Any expenses paid by FoxHollow will be credited against the termination fee if the termination fee subsequently becomes payable by FoxHollow.

Certain directors and executive officers of ev3 and FoxHollow have interests in the merger that may be different from, or in addition to, interests of ev3 and FoxHollow stockholders generally.

Some directors and executive officers of ev3 and FoxHollow may have interests in the merger that differ from interests of ev3 and FoxHollow stockholders, respectively. For example, some of the directors of FoxHollow who recommend that FoxHollow stockholders vote in favor of adopting the merger agreement and the transactions contemplated thereby, including the merger, and the executive officers of FoxHollow who provided information to the FoxHollow board of directors relating to the merger, have indemnification and severance benefit arrangements, rights to acceleration of stock options or other equity awards and other benefits on a change in control of FoxHollow and rights to ongoing indemnification that provide them with interests in the merger that may differ from FoxHollow stockholders generally. FoxHollow stockholders should be aware of these interests when considering the recommendation of the FoxHollow board of directors that they vote in favor of adopting the merger agreement and the transactions contemplated thereby, including the merger. See “Interests of FoxHollow Directors and Executive Officers in the Merger” beginning on page 109. ev3 stockholders should also be aware of interests of ev3 directors and executive officers in the merger, including but not limited to, their receipt of stock options and stock grants and accelerated vesting of certain ev3 stock options, when considering the determination by the ev3 board of directors to adopt the merger agreement and approve the merger. See “Interests of ev3 Directors and Executive Officers in the Merger” beginning on page 84.

The deal-protection provisions of the merger agreement may deter alternative business combinations which could be advantageous to ev3 or FoxHollow when compared to the terms and conditions of the merger, and, in certain circumstances, may require FoxHollow to pay ev3 a $31 million termination fee or reimburse ev3 $5 million for its expenses.

As a result of certain “deal-protection” provisions of the merger agreement, it is possible that a third party who might be interested in pursuing a business combination proposal with ev3 or FoxHollow would be discouraged from doing so. Any such proposal might be advantageous to the stockholders of ev3 and FoxHollow when compared to the merger. In particular, provisions of the merger agreement which require the payment of a termination fee of $31 million may deter third parties from proposing alternative business combinations that might result in greater value to the FoxHollow stockholders than the merger. In addition, termination of the merger agreement under certain circumstances could obligate FoxHollow to reimburse ev3 $5 million for its expenses. As a result of the payment of the termination fee or this expense reimbursement, FoxHollow’s stock price may decline, its financial condition could be adversely affected and/or a potential competing third party proposing a business combination may make a lower offer than it might otherwise have proposed.

Merck & Co., Inc., Dr. Simpson and certain other directors and executive officers of FoxHollow have entered into voting agreements with ev3 that require them to vote in favor of the merger and against any competing business combination transactions, which could discourage third parties from making an alternative acquisition proposal to FoxHollow and deprive the FoxHollow stockholders of the benefit of a more advantageous business combination proposed by another potential acquirer.

Merck & Co., Inc., Dr. Simpson and certain other directors and executive officers of FoxHollow, who in the aggregate beneficially owned as of July 21, 2007 approximately 31.7% of the issued and outstanding shares of FoxHollow common stock, have entered into voting agreements with ev3 as further described in the section entitled “Voting Agreements” beginning on page 143 of this information/proxy statement-prospectus, pursuant to which they have agreed, during the term of such agreements and subject to certain exceptions, to vote their shares of FoxHollow common stock in favor of the merger and against any competing business combination transaction. The existence of these voting agreements may discourage third parties from making an alternative acquisition proposal to FoxHollow and deprive the FoxHollow stockholders of the benefit of a more advantageous business combination proposed by another potential acquirer.

The issuance of shares of ev3 common stock to FoxHollow stockholders in the merger will substantially dilute the aggregate voting power and reduce the percentage interests of current ev3 stockholders.

If the merger is completed, based on the number of shares of FoxHollow common stock outstanding and the number of shares of ev3 common stock outstanding as of August 28, 2007, ev3 will issue approximately 43.1 million shares of ev3 common stock in the merger. Immediately after the merger, FoxHollow stockholders will own approximately 41%, and ev3 stockholders will own approximately 59%, of the then outstanding shares of ev3 common stock. The issuance of shares of ev3 common stock to FoxHollow stockholders in the merger and to holders of assumed options and restricted stock units to acquire shares of FoxHollow common stock will cause a significant reduction in the relative percentage interest of current ev3 stockholders in earnings, voting, liquidation value and book and market value. If the merger fails to produce the results ev3 and FoxHollow anticipate, ev3 stockholders may not receive benefits sufficient to offset the dilution of their ownership interest.

Charges resulting from the application of the purchase method of accounting may adversely affect the market value of ev3 common stock following the merger.

In accordance with U.S. GAAP, ev3 will be considered the acquirer of FoxHollow for accounting purposes. ev3 will account for the merger using the purchase method of accounting, which will result in charges to ev3’s earnings, if any, that could adversely affect the market value of ev3 common stock following the completion of the merger. Under the purchase method of accounting, ev3 will allocate the total purchase price to the assets acquired and liabilities assumed from FoxHollow based on their fair values as of the date of the completion of the merger, and record any excess of the purchase price over those fair values as goodwill. The combined company will incur amortization expense over the useful lives of amortizable intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill becomes impaired, the combined company may be required to incur material charges relating to the impairment of that asset. These amortization and potential impairment charges could have a material impact on the combined company’s results of operations.

Merger consideration paid pursuant to the merger may be different than what FoxHollow stockholders elect and may result in adverse tax consequences to the extent a FoxHollow stockholder receives cash consideration as opposed to all-stock consideration.

As a result of the merger, each share of FoxHollow common stock outstanding immediately prior to the merger will be converted into the right to receive, at each FoxHollow stockholder’s election: (1) a combination of 1.45 shares of ev3 common stock and $2.75 in cash; (2) 1.62 shares of ev3 common stock; or (3) $25.92 in cash. Stock and cash elections are subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate. As a result, a FoxHollow stockholder making an all-stock or all-cash election may receive a pro-rated amount of cash and ev3 common stock. Because the receipt of cash in the merger may be taxable to a FoxHollow stockholder, a FoxHollow stockholder might not be able to exchange its FoxHollow common stock in an entirely tax-free transaction. A discussion of the merger consideration as well as the pro-ration mechanism can be found under the heading “The Merger Agreement — Merger Consideration,” beginning on page 130. A discussion of the material U.S. federal income tax considerations in connection with the merger can be found under the heading “Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page 124. If a FoxHollow stockholder does not submit a properly completed and signed election form to the exchange agent, which is received by the exchange agent by the election deadline of 5:00 p.m., New York

City time, on [          ], 2007, then that FoxHollow stockholder will be deemed to have elected to receive a combination of 1.45 shares of ev3 common stock and $2.75 in cash for each FoxHollow share exchanged in connection with the merger.

If a FoxHollow stockholder makes an all-stock or all-cash election, the stockholder is required to deliver the stockholder’s shares of FoxHollow common stock along with the stockholder’s election form. Unless the FoxHollow stockholder revokes its election prior to the election deadline, the stockholder will be unable to sell the FoxHollow shares to which the election form relates prior to receiving the merger consideration in connection with the merger.

If a holder of FoxHollow common stock wishes to elect all-stock or all-cash merger consideration, the stockholder is required to deliver the stock certificate(s) (or follow the procedures for guaranteed delivery) for such shares and a properly completed and signed form of election to the exchange agent prior to the election deadline. Such a FoxHollow stockholder will not be able to sell any shares of FoxHollow common stock that the stockholder has delivered (since the stockholder no longer has possession of the shares), unless the stockholder revokes its election before the deadline by providing written notice to the exchange agent. If the FoxHollow stockholder does not revoke its election, the stockholder will not be able to liquidate its investment in FoxHollow common stock for any reason until the stockholder receives ev3 common stock and/or cash in the merger. In the time between delivery of shares and the closing of the merger, the trading price of FoxHollow common stock or ev3 common stock may decrease, and FoxHollow stockholders might otherwise want to sell their shares of FoxHollow to gain access to cash, make other investments or reduce the potential for a decrease in the value of its investment. The date that FoxHollow stockholders will receive their merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining required consents and approvals or other closing conditions.

ev3 and FoxHollow may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger.

Each of the conditions to ev3’s and FoxHollow’s obligations to complete the merger may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of ev3 and FoxHollow. The boards of directors of ev3 and FoxHollow will evaluate the materiality of any such waiver to determine whether amendment of this information/proxy statement-prospectus and resolicitation of consents or proxies is necessary. In the event that the board of directors of ev3 or FoxHollow determines any such waiver is not significant enough to require resolicitation of stockholders, it will have the discretion to complete the merger without seeking further stockholder approval.

Risks Related to the Combined Company, ev3 and FoxHollow

The combined company may be unable to successfully integrate ev3’s and FoxHollow’s operations or to realize the anticipated cost savings, revenues and other potential benefits of the merger in a timely manner or at all. As a result, the business, operating results and stock price of the combined company may be adversely affected.

ev3 and FoxHollow entered into the merger agreement because they believe that the merger will be beneficial to each company and their respective stockholders. Achieving the anticipated potential benefits of the merger will depend in part upon whether the combined company is able to integrate the two businesses in an efficient and effective manner. The combined company may not be able to accomplish this integration process smoothly or successfully. The difficulties of combining the operations of the companies include, among other factors:

•	communicating a strategic vision to the market regarding the combined company and executing on such strategic vision;

•	coordinating and consolidating geographically separated organizations, systems and facilities;

•	coordinating sales and marketing efforts to effectively communicate the capabilities of the combined company and effectively cross-sell ev3 and FoxHollow products;

•	expanding the sale of FoxHollow’s products into ev3’s international operations and distribution network;

•	combining the sales force territories and competencies associated with the sale of products presently sold by ev3 and FoxHollow;

•	maintaining key employees and employee morale;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	coordinating research and development activities to accelerate introduction of new products and technologies with reduced costs;

•	preserving customer, distribution, reseller, manufacturing, supplier, marketing and other important relationships of ev3 and FoxHollow and resolving any potential conflicts that may arise;

•	integrating numerous operating systems, including those involving management information, purchasing, accounting and finance, sales, billing, payroll, employee benefits and regulatory compliance;

•	reconciling inconsistent standards, controls, procedures and policies; and

•	creating a consolidated internal control over financial reporting structure to enable the combined company and its independent auditors to report on the effectiveness of its internal control over financial reporting.

ev3 and FoxHollow have been able to conduct only limited planning regarding the integration of the two companies following the merger and have not yet determined the exact nature of how the businesses and operations of the two companies will be combined after the merger. The actual integration may result in additional and unforeseen expenses, loss of key employees, diversion of each company’s management and the disruption or interruption of, or the loss of momentum in, each company’s ongoing business. Any inability to integrate successfully the operations of the two companies, to do so within a longer time frame than expected or any failure to achieve the full extent of, or any of, the anticipated operating and cost synergies or long-term strategic benefits of the merger could have an adverse effect on the combined company’s business, operating results and stock price after the merger.

Any loss of revenue from the combined company’s relationship with Merck could have a significant adverse affect on the combined company’s operating results and the price of ev3 common stock might decline as a result of either the adverse impact on the combined company revenues or the loss of investor confidence due to the termination of the amended collaboration agreement with Merck.

In connection with the merger and pursuant to the terms of the amendment, waiver, consent and assumption agreement dated July 21, 2007, by and among Merck, ev3 and FoxHollow, Merck agreed not to terminate the amended and restated collaboration and license agreement dated September 26, 2006, which we refer to as the amended collaboration agreement. Whether Merck will continue to provide revenue to the combined company in the future will depend upon the level of support and the commitment made by the combined company to fulfill the terms of the amended collaboration agreement. In the event that funds, employees and other resources are not provided to support the clinical programs necessary to support the work conducted under the amended collaboration agreement, Merck may claim that such agreement has been breached and attempt to terminate it. In addition, the Merck revenue depends to a large extent upon Dr. Simpson’s continued role with the combined company. If Dr. Simpson ceases to be a director for any reason other than his death or disability before 2010, Merck has the right to terminate the amended collaboration agreement. Dr. Simpson will not be the chief executive officer of the combined company and thus will have less influence over the combined company’s priorities and expenditures. His new role as chief scientist of the combined company will be within a much larger organization, where the scope of his duties and the extent of his authority will be reduced. Dr. Simpson may not like his reduced role in the combined company and in the event he decides to leave the board of directors of the combined company prior to 2010,

Merck may choose to exercise its termination right and stop making payments under the amended collaboration agreement. Any loss of Merck revenue could have a significant adverse affect on the combined company’s operating results and the price of ev3 common stock might decline as a result of either the adverse impact on the combined company revenues or the loss of investor confidence due to the termination of the amended collaboration agreement.

In order to be successful, the combined company must retain and motivate key employees, which may be difficult in light of the uncertainty regarding the merger. Any failure to do so could adversely affect the combined company’s business and operating results.

The combined company’s future success will depend, in large part, upon its ability to retain and motivate key employees of both companies, including in particular James M. Corbett, who will serve as the combined company’s chairman of the board, president and chief executive officer, John B. Simpson, Ph.D., M.D., who will serve as the combined company’s vice chairman of the board and chief scientist, and key managerial, research and development, and sales and marketing personnel. Mr. Corbett’s and Dr. Simpson’s continuation with the combined company will be integral to its future success, based on their significant expertise and knowledge of the combined company’s business and products. Although the combined company will have key person insurance with respect to Mr. Corbett, any loss or interruption of the services of Mr. Corbett or Dr. Simpson could reduce the combined company’s ability to effectively manage its operations and implement its strategy. Key employees may depart as a result of uncertainty about their future until strategies with regard to the combined company are announced or executed. Key employees may also depart because of difficulties with change and integration or a desire not to remain with the combined company. Competition for qualified personnel can be intense. Any loss or interruption of the services of the combined company’s key personnel or any employee slowdowns, strikes or similar actions could significantly reduce the combined company’s ability to meet its strategic objectives because it may not be possible for the combined company to find appropriate replacement personnel should the need arise. The combined company also must continue to keep employees focused on the combined company’s strategies and goals, which may be difficult due to potential distractions of the merger and integration efforts.

The combined company will incur significant costs in connection with the merger.

The combined company expects to incur significant costs in connection with the merger and combining the operations of the two companies. The majority of these expenses resulting from the merger will be comprised of transaction costs related to the merger, systems consolidation costs and business integration and employment-related costs. Although ev3 and FoxHollow expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of their respective businesses, should allow the combined company to offset incremental transaction and merger-related costs over time, no assurances can be made that this net benefit will be achieved in the near term, or at all, and there are a number of factors, some of which are beyond the control of ev3, FoxHollow and the combined company, that could affect the total amount or the timing of all of the expected integration expenses.

The pro forma financial information is presented in this information/proxy statement-prospectus for illustrative purposes only and may not be an indication of the combined company’s financial condition or operating results following the merger.

The pro forma financial information contained in the section entitled “Unaudited Pro Forma Combined Consolidated Financial Information” beginning on page 164 in this information/proxy statement-prospectus is presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or operating results following the merger. The pro forma financial information has been derived from the historical consolidated financial statements of ev3 and FoxHollow and certain adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy and may not prove to be accurate. Moreover, the pro forma financial information does not reflect all costs that are expected to be incurred by the combined company in connection with the merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the pro forma financial information. Accordingly, the actual financial condition and operating results of the combined company following the merger may not be consistent with, or evident from, the pro forma financial information contained in this information/proxy statement-prospectus.

ev3 and FoxHollow have each incurred losses to date and no assurance can be provided that the combined company will achieve profitability.

ev3 had a net loss of approximately $52.4 million for the fiscal year ended December 31, 2006 and a net loss of approximately $21.4 million for the six months ended July 1, 2007. FoxHollow had a net loss of approximately $12.2 million for the fiscal year ended December 31, 2006 and a net loss of approximately $0.6 million for the six months ended June 30, 2007. Although ev3 and FoxHollow expect the combined company to be profitable in the future, no assurance can be provided that the combined company will achieve profitability in the foreseeable future, or ever. The short commercialization experiences of ev3 and FoxHollow make it difficult to predict future performance of the combined company, and the failure to accurately predict future performance may lead to volatility in the price of ev3 common stock. The combined company’s ability to achieve cash flow positive operations will be influenced by many factors, including the extent and duration of its future operating losses, the level and timing of future sales and expenditures, its ability to integrate ev3’s and FoxHollow’s businesses and in so doing, increase revenues and decrease costs, market acceptance of products, the results and scope of ongoing research and development projects, competing technologies, market and regulatory developments and the future course of intellectual property and other litigation. If the combined company does not achieve profitability within expected time frames, its business and stock price will be negatively impacted.

The combined company may require additional capital in the future, which may not be available or may be available only on unfavorable terms. Any equity financings may be dilutive to its stockholders.

ev3 and FoxHollow believe that the proposed operating plan of the combined company can be accomplished without additional financing based on current and projected revenues and expenses, working capital and current and anticipated financing arrangements. However, there can be no assurance that anticipated revenue or expense projections of the combined company will be realized. Furthermore, there may be delays in obtaining necessary governmental approvals of products or introducing products to market or other events that may cause actual cash requirements to exceed those for which ev3 and FoxHollow have budgeted. The combined company’s capital requirements will depend on many factors, including the amount and timing of its continued losses and its ability to reach profitability, integration costs, expenditures on intellectual property and technologies, the number of clinical trials which it will conduct, new product development and acquisitions. To the extent that the combined company’s then existing capital, including FoxHollow’s cash, cash equivalents and short-term investments and amounts available under ev3’s revolving line of credit, is insufficient to cover any losses and meet these requirements, the combined company will need to raise additional funds through financings or borrowings or curtail its growth and reduce its assets. From time to time, the combined company may also sell certain technology or intellectual property having a development timeline or development cost that is inconsistent with its investment horizon or which does not adequately complement its existing product portfolio. Any equity or debt financing, if available at all, may be on terms that are not favorable to the combined company. Equity financings could result in dilution to the combined company’s stockholders, and the securities issued in future financings as well as in any future acquisitions may have rights, preferences and privileges that are senior to those of its common stock. If the combined company’s need for capital arises because of continued losses, the occurrence of these losses may make it more difficult for the combined company to raise the necessary capital.

The business strategy of the combined company relies on assumptions about the market for ev3’s and FoxHollow’s products, which, if incorrect, would adversely affect the combined company’s business and operating results.

Both ev3 and FoxHollow are focused on the market for endovascular devices used to treat vascular diseases and disorders. Both ev3 and FoxHollow believe that the aging of the general population and increasingly inactive lifestyles will continue and that these trends will increase the need for their products. However, the projected demand for their products could materially differ from actual demand if ev3’s and FoxHollow’s assumptions regarding these trends and acceptance of their products by the medical community prove to be incorrect or do not materialize or if drug therapies gain more widespread acceptance as a viable alternative treatment, which in each case, would adversely affect the combined company’s business and operating results.

Some of ev3’s and FoxHollow’s products are emerging technologies or have only recently been introduced into the market. If physicians do not recommend and endorse them or if the combined company’s working relationships with physicians deteriorate, the combined company’s products may not be accepted in the marketplace, which would adversely affect its business and operating results.

One of the strategic rationales for the merger is that the combined company’s product portfolio will include a broad spectrum of technologically advanced products to treat vascular disease in both the peripheral and neurovascular markets, which will allow the combined company to offer a more comprehensive and better integrated set of endovascular products to its customers. However, in order for the combined company to sell its products, physicians must recommend and endorse them. The combined company may not obtain the necessary recommendations or endorsements from physicians. Acceptance of the combined company’s products depends on educating the medical community as to the distinctive characteristics, perceived benefits, safety, clinical efficacy and cost-effectiveness of the combined company’s products compared to products of its competitors, and on training physicians in the proper application of the combined company’s products. The combined company will need to invest in significant training and education of its physician customers to achieve market acceptance of its products with no assurance of success. For example, the success of FoxHollow’s SilverHawk and Rinspirator products will be dependent upon the combined company educating physicians, and in particular interventional cardiologists, vascular surgeons, as well as general practitioners and other physicians, about screening for peripheral artery disease, or PAD, or about referral opportunities. If the combined company is not successful in obtaining the recommendations or endorsements of physicians for its products, if customers prefer the combined company’s competitors’ products or if the combined company’s products otherwise do not gain market acceptance, the combined company’s business could be adversely affected.

In addition, if the combined company fails to maintain its working relationships with physicians, many of its products may not be developed and marketed consistent with the needs and expectations of professionals who use and support its products. The combined company will rely on these professionals to provide it with considerable knowledge and experience regarding its products and the marketing of its products. If the combined company is unable to maintain these strong relationships with these professionals and continue to receive their advice and input, the development and marketing of the combined company’s products could suffer, which could adversely affect the acceptance of the combined company’s products in the marketplace and its operating results.

Growth in the demand for FoxHollow’s SilverHawk in the United States has slowed and any failure by the combined company to generate additional demand may negatively affect its operating results. In addition, there exists limited long-term data regarding the safety and efficacy of the SilverHawk. Future long-term data may not be positive or consistent with data currently available, which would adversely affect SilverHawk’s market acceptance and could adversely affect the combined company’s business.

On a pro forma basis after giving effect to the merger, sales of the SilverHawk represented approximately 46.7% of the combined company’s pro forma net revenue during the year ended December 31, 2006 and 38.6% of the combined company’s pro forma net revenue during the six months ended July 1, 2007. The success of the combined company depends in part on the continued commercial success of the SilverHawk. However, growth in the demand for the SilverHawk in the United States has slowed and any failure by the combined company to generate additional demand may negatively affect its operating results. Continued market acceptance of the SilverHawk may be hindered if physicians are not presented with compelling data from long-term studies of the safety and efficacy of the SilverHawk compared against alternative procedures, such as angioplasty, stenting or bypass grafting. Although FoxHollow recently initiated enrollment for PROOF, a study comparing treatment with the SilverHawk to bypass grafting, it will be more than a year before initial data is available from that study and several years until the study is concluded and final data is available.

Important factors upon which the efficacy of the SilverHawk will be measured are long-term data on the rate of restenosis, or plaque regrowth following the procedure, and the corresponding duration of patency, or openness of the artery. Another important factor that physicians will consider is the rate of reintervention, or retreatment, following the SilverHawk procedure. Because the SilverHawk is a relatively new treatment of PAD, to date there have been a limited number of single-center, clinical experiences with limited patient populations that have measured short and mid-term restenosis and patency rates up to one year following treatment. The combined company intends to conduct studies designed to measure restenosis rates or patency rates after treatment with the SilverHawk and compare outcomes in a randomized manner to alternative procedures. These studies may be expensive and time consuming and the results may not prove favorable for the SilverHawk device. The results of limited long-term data and of short-term clinical experience of the SilverHawk do not necessarily predict long-term clinical benefit. Restenosis rates usually increase over time, and typically two-year restenosis rates are substantially higher than one-year results. Physicians may compare the rates of long-term restenosis and reintervention for the SilverHawk procedure against alternative procedures, such as angioplasty, stenting and bypass grafting. If long-term rates of restenosis and reintervention do not meet physicians’ expectations, the SilverHawk may not become widely adopted and physicians may recommend alternative treatments for their patients. Other significant factors that physicians will consider include acute safety data on complications that occur during the SilverHawk procedure. If the results obtained from any future clinical studies or clinical or commercial experience indicate that the SilverHawk is not as safe or effective as other treatment options or as prior short-term or long-term data would suggest, adoption of the product may suffer and the combined company’s business may be harmed. Even if the data collected from clinical studies or clinical experience indicate positive results, each physician’s actual experience with the SilverHawk may vary and may not be as favorable.

Other factors that may adversely affect the market acceptance of the SilverHawk include the time required to perform the procedure and the lack of on-board visualization capability. If the combined company is unable to incorporate certain design improvements to the SilverHawk, it may be unable to generate new customers or retain its existing customers. Failure of the SilverHawk to significantly penetrate current or new markets could negatively impact the combined company’s business and operating results.

ev3’s family of self-expanding stent products will generate a significant portion of the combined company’s net revenue. The combined company’s net revenue and business prospects would be adversely affected if sales of these products were to decline.

On a pro forma basis after giving effect to the merger, ev3’s self-expanding stents generated approximately 13.3% of the combined company’s pro forma net revenue in fiscal 2006 and approximately 17.1% of its pro forma net revenue during the six months ended July 1, 2007. If ev3’s self-expanding stents were to no longer be available for sale in any key market because of regulatory, intellectual property or any other reason, the combined company’s net revenue from these products and from affiliated products would significantly decline. A significant decline in the combined company’s net revenue could also negatively impact its product development activities and therefore its business prospects.

The success of the combined company will be based in part on the introduction of new products. Accordingly, any failure to develop and market new products in a timely fashion that are accepted by the marketplace could adversely affect the combined company’s business and operating results.

ev3 and FoxHollow are continually engaged in product development and improvement programs. One of the potential benefits of the merger is that the combined company may have improved cash flow, which should create added resources to fund ongoing, focused research and development programs, future technology innovations and clinical studies to drive the introduction of new products. The introduction of new products represents a significant component of the combined company’s growth strategy. However, the endovascular device market is highly competitive and designs change often to adjust to patent constraints and to changing market preferences. Therefore, product life cycles are relatively short. If the combined company does not introduce new products and technologies, or if such new products and technologies are not accepted by the physicians who use them or the payors who reimburse the costs of the procedures performed with them, or if there are any delays in the introduction of new products, the combined company may not be successful and its business and operating results would suffer.

The combined company plans to introduce additional products during the remainder of 2007 and in 2008 which the combined company expects to result in additional net revenue. The combined company may experience delays in any phase of a product launch, including during research and development, clinical trials, regulatory approvals, manufacturing, marketing and the education process. Many of ev3’s and FoxHollow’s clinical trials have durations of several years and it is possible that competing therapies, such as drug therapies, may be introduced while the combined company’s products are still undergoing clinical trials. In addition, the suppliers of products that the combined company does not manufacture can suffer delays, which could cause delays in the combined company’s product introductions. New products and technologies introduced by competitors may reach the market earlier, may be more effective or less expensive than the combined company’s products or render its products obsolete, all of which would harm the combined company’s business and operating results.

A number of ev3’s and FoxHollow’s proposed products are in the early stages of development and some are in clinical trials. If the development of these products is not successfully completed or if these trials are unsuccessful, or if the U.S. Food and Drug Administration, or FDA, or other regulatory agencies require additional trials to be conducted, these products may not be commercialized and the combined company’s business prospects may suffer.

Several of ev3’s and FoxHollow’s products are in the early stages of development. Some only recently emerged from clinical trials and others have not yet reached the clinical trial stage. The combined company’s ability to market its products in the United States and abroad will depend upon its ability to demonstrate the safety, and in the case of the United States, efficacy, of its products with clinical data to support its requests for regulatory approval. The combined company’s products may not be found to be safe and, where required, effective in clinical trials and may not ultimately be approved for marketing by U.S. or foreign regulatory authorities. The combined company’s failure to develop safe and effective products that are approved for sale on a timely basis would have a negative impact on its net revenue.

ev3’s current trials include the CREATE Carotid Pivotal Trial (U.S.) and DURABILITY (Europe) Trial. FoxHollow is considering commencing a clinical trial in support of FDA approval for use of its SilverHawk product in the coronary arteries, under an investigational device exemption, or IDE. There is no assurance that the combined company will be successful in achieving the endpoints in these trials or, if the combined company does, that the FDA or other regulatory agencies will approve the devices for sale without the need for additional clinical trial data to demonstrate safety and efficacy. Some of the products for which ev3 is currently conducting trials are already approved for sale outside of the United States. As a result, while ev3’s trials are ongoing, unfavorable data may arise in connection with usage of its products outside the United States which could adversely impact the approval of such products in the United States. Conversely, unfavorable data from clinical trials in the United States may adversely impact sales of the combined company’s products outside of the United States.

The combined company will continually evaluate the potential financial benefits and costs of clinical trials and the products being evaluated in them. If the combined company determines that the costs associated with obtaining regulatory approval of a product exceed the potential financial benefits of that product or if the projected development timeline is inconsistent with the combined company’s investment horizon, it may choose to stop a clinical trial and/or the development of a product.

The success of the combined company will be based in part on its ability to sell FoxHollow’s SilverHawk internationally. There are risks inherent in operating internationally and selling and shipping products and purchasing components internationally, which may adversely impact the combined company’s net revenue, operating results and financial condition.

One of the strategic rationales for the merger is for the combined company to leverage ev3’s strong international presence to increase sales of FoxHollow’s SilverHawk and other products. The combined company will derive a significant portion of its net revenue from operations in international markets. For the year ended December 31, 2006 and the six months ended July 1, 2007, on a pro forma basis after giving effect to the merger, approximately 21.3% and 24.4%, respectively, of the combined company’s pro forma net revenue was derived from its international operations. ev3’s international distribution system consisted of eight direct sales offices and approximately 45 stocking distribution partners as of July 1, 2007. In addition, the combined company will purchase some components and products from international suppliers.

The sale and shipping of the combined company’s products and services across international borders, as well as the purchase of components and products from international sources, will subject the combined company to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations will be costly and expose the combined company to penalties for non-compliance. In 2005, ev3 reviewed its trade control practices as part of its ongoing commitment to further enhance its compliance policies and procedures. As part of this review, ev3 identified instances in which it may have incorrectly reported information about certain shipments imported into the United States and Europe. ev3 disclosed these potential reporting errors to customs regulators in the countries of importation in the United States and Europe, and while ev3 believes that no monies are owed to any government as a result of these potential reporting errors other than processing fees of an immaterial amount or value added taxes otherwise due, the combined company may incur penalties, additional fees, value added taxes, interest and duty payments if the customs regulators disagree with ev3’s assessment. Other laws and regulations that can significantly impact the combined company include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, laws restricting business with suspected terrorists and anti-boycott laws. Any failure to comply with applicable legal and regulatory obligations could impact the combined company in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of the combined company’s shipping and sales activities.

In addition, many of the countries in which the combined company will sell its products are, to some degree, subject to political, economic and/or social instability. The combined company’s international sales operations will expose it and its representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	the imposition of costly and lengthy new export licensing requirements;

•	the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom the company does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•	economic instability;

•	a shortage of high-quality sales people and distributors;

•	loss of any key personnel that possess proprietary knowledge, or who are otherwise important to the combined company’s success in certain international markets;

•	changes in third-party reimbursement policies that may require some of the patients who receive the combined company’s products to directly absorb medical costs or that may necessitate the reduction of the selling prices of the combined company’s products;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of new trade restrictions;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on combined company;

•	pricing pressure that the combined company may experience internationally;

•	laws and business practices favoring local companies;

•	significantly longer payment cycles;

•	difficulties in maintaining consistency with the combined company’s internal guidelines;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	difficulties in enforcing or defending intellectual property rights; and

•	exposure to different legal and political standards due to conducting business in over 50 countries.

No assurance can be given that one or more of the factors will not harm the combined company’s business. Any material decrease in the combined company’s international sales would adversely impact its net revenue, operating results and financial condition. The combined company’s international sales will be predominately in Europe. In Europe, health care regulation and reimbursement for medical devices vary significantly from country to country. This changing environment could adversely affect the combined company’s ability to sell its products in some European countries.

Fluctuations in foreign currency exchange rates could result in declines in the combined company’s reported net revenue and earnings.

Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies could adversely affect the combined company’s financial results. For the year ended December 31, 2006 and the six months ended July 1, 2007, on a pro forma basis after giving effect to the merger, approximately 15.3% and 17.5%, respectively, of the combined company’s net revenue were denominated in foreign currencies. ev3 and FoxHollow expect that foreign currencies will continue to represent a similarly significant percentage of the combined company’s net revenue in the future. For the year ended December 31, 2006 and the six months ended July 1, 2007, on a pro forma basis after giving effect to the merger, approximately 10.8% and 13.2%, respectively, of the combined company’s net revenue denominated in foreign currencies derived from European Union countries and were denominated in the Euro. Additionally, the combined company will have significant intercompany receivables from the combined company’s foreign subsidiaries, which will be denominated in foreign currencies, principally the Euro and the Yen. The combined company’s principal exchange rate risks therefore will exist between the U.S. dollar and the Euro and between the U.S. dollar and the Yen. The combined company’s international net revenue was favorably affected by the impact of foreign currency fluctuations totaling approximately $0.4 million and $2.4 million for the year ended December 31, 2006 and the six months ended July 1, 2007, on a pro forma basis after giving effect to the merger. No assurance can be given that the combined company will benefit from the impact of foreign currency fluctuations in the future and foreign currency fluctuations in the future may adversely affect the combined company’s net revenue and earnings. Neither ev3 nor FoxHollow presently engages in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar. If the combined company engages in hedging activities in the future, such activities will involve risk and may not limit the combined company’s underlying exposure from currency fluctuations or minimize its net revenue and earnings volatility associated with foreign currency exchange rate changes.

If third parties claim that the combined company infringes upon their intellectual property rights, the combined company may incur liabilities and costs and may have to redesign or discontinue selling the affected product.

The medical device industry is litigious with respect to patents and other intellectual property rights. Companies operating in the combined company’s industry routinely seek patent protection for their product designs, and many of the combined company’s principal competitors have large patent portfolios. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. The combined company will face the risk of claims that ev3, FoxHollow or the combined company has infringed on third parties’ intellectual property rights.

FoxHollow is aware of patents held by Abbott Laboratories that may be asserted against FoxHollow in litigation that could be costly and limit the combined company’s ability to sell the SilverHawk or other products. One of FoxHollow’s founders, John B. Simpson, Ph.D., M.D. founded a company prior to founding FoxHollow that developed an atherectomy device that is currently sold by Abbott, and he is a listed inventor on several patents covering that device. Abbott’s device is currently marketed and sold for use in coronary arteries. Although FoxHollow is not currently aware of any claims Abbott has made or intends to make against FoxHollow, because of a doctrine known as “assignor estoppel,” if any of Dr. Simpson’s earlier patents are asserted against FoxHollow by Abbott, the combined company may be prevented from asserting an invalidity defense regarding those patents, and its defense may be compromised. Abbott has significantly greater financial resources than the combined company to pursue patent litigation and could assert these patent families against the combined company at any time. Any adverse determinations in such litigation could prevent the combined company from manufacturing or selling the SilverHawk or other products, which would have a significant adverse impact on the combined company’s business.

Prior to launching major new products in key markets, ev3 and FoxHollow have normally evaluated and the combined company intends to normally evaluate existing intellectual property rights. However, competitors may also have filed for patent protection which would not be a matter of public knowledge or claim trademark rights that have not been revealed through availability searches. ev3’s, FoxHollow’s and the combined company’s efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:

•	be expensive and time consuming to defend;

•	result in the combined company being required to pay significant damages to third parties;

•	cause the combined company to cease making or selling products that incorporate the challenged intellectual property;

•	require the combined company to redesign, reengineer or rebrand its products, if feasible;

•	require the combined company to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which agreements may not be available on terms acceptable to the combined company or at all;

•	divert the attention of the combined company’s management; or

•	result in the combined company’s customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

In addition, new patents obtained by the combined company’s competitors could threaten a product’s continued life in the market even after it has already been introduced.

ev3 is currently involved in intellectual property litigation, which will be costly for the combined company to continue to defend and the resolution of which could have a material adverse effect on the combined company’s business, financial condition and operating results.

ev3 and Boston Scientific Corporation are currently parties to a patent infringement lawsuit pursuant to which Boston Scientific claims, among other things, that some of ev3’s products, including its SpideRX Embolic Protection Device, infringe certain of Boston Scientific’s patents and misappropriation by ev3 of trade secrets. ev3 is also a party to several legal patent infringement actions in Europe and the United States related to ev3’s Sapphire coils. Because these matters are not yet concluded and because of the complexity of the cases, ev3 cannot estimate the possible loss or range of loss, if any, associated with their resolution. However, the ultimate resolution of these matters may result in a material adverse effect on the combined company’s business, financial condition or operating results. Such litigation is very costly, and if ev3’s products were found to infringe on any proprietary rights of a third party, the combined company could be required to pay significant damages or license fees to the third party or cease production, marketing and distribution of those products, which could in turn have a material adverse effect on the combined company’s business, financial condition and operating results. See Note 18 to ev3’s unaudited consolidated financial statements for the three and six months ended July 1, 2007, which are contained in ev3’s quarterly report on Form 10-Q filed with the SEC for the quarter ended July 1, 2007, which is incorporated by reference into this information/proxy statement-prospectus.

If the combined company’s patents and other intellectual property rights do not adequately protect its products, it may lose market share to its competitors, which would harm its business.

The combined company’s success depends significantly on its ability to protect its proprietary rights to the technologies used in its products. ev3 and FoxHollow have relied and the combined company will rely on patent protection, as well as a combination of copyright and trademark laws and nondisclosure, confidentiality and other contractual arrangements to protect the combined company’s proprietary technology. However, these legal means afford only limited protection and may not adequately protect the combined company’s rights or permit it to gain or keep any competitive advantage. In addition, the combined company cannot be assured that any of its pending patent applications will result in the issuance of a patent to the combined company. The United States Patent and Trademark Office, or PTO, may deny or require significant narrowing of claims in ev3’s and FoxHollow’s pending patent applications, and patents issued as a result of the pending patent applications, if any, may not provide the combined company with significant commercial protection or be issued in a form that is advantageous to it. The combined company could also incur substantial costs in proceedings before the PTO. These proceedings could result in adverse decisions as to the priority of the combined company’s inventions and the narrowing or invalidation of claims in issued patents. The combined company’s issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit its ability to stop competitors from marketing related products. Litigation may also be necessary to enforce patent rights the combined company holds or to protect trade secrets or techniques the combined company owns. Intellectual property litigation is costly and may adversely affect the combined company’s operating results. Although ev3 and FoxHollow have taken steps to protect their intellectual property and proprietary technology, there is no assurance that third parties will not be able to design around their patents. The combined company will also rely on unpatented proprietary technology. The combined company cannot assure you that it will be able to meaningfully protect all of its rights in its unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to its unpatented proprietary technology. Like ev3 and FoxHollow, the combined company will seek to protect its know-how and other unpatented proprietary technology, in part with confidentiality agreements and intellectual property assignment agreements with its employees, independent distributors and consultants. However, such agreements may not be enforceable or may not provide meaningful protection for the combined company’s proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that the combined company’s competitors discover or independently develop similar or identical designs or other proprietary information. In addition, the combined company will rely on the use of registered trademarks with respect to the brand names of some of its products. The combined company also will rely on common law trademark protection for some brand names, which are not protected to the same extent as its rights in the use of its registered trademarks.

Furthermore, the laws of foreign countries may not protect the combined company’s intellectual property rights to the same extent as the laws of the United States. For example, foreign countries generally do not allow patents to cover methods for performing surgical procedures. If the combined company cannot adequately protect its intellectual property rights in these foreign countries, its competitors may be able to compete more directly with it, which could adversely affect its competitive position and business.

The combined company also will hold licenses from third parties that are necessary to use certain technologies used in the design and manufacturing of some of its products. The loss of such licenses would prevent the combined company from manufacturing, marketing and selling these products, which could harm its business and operating results.

The combined company will manufacture its products at single locations. Any disruption in these manufacturing facilities, any patent infringement claims with respect to its manufacturing process or otherwise any inability to manufacture a sufficient number of its products to meet demand could adversely affect its business and operating results.

The combined company will rely on ev3’s manufacturing facilities in Plymouth, Minnesota and in Irvine, California and FoxHollow’s manufacturing facility in Redwood City, California. FoxHollow is in the process of consolidating the production of its Rinspirator product into its Redwood City manufacturing facility. During this transition, the combined company may experience difficulties that could impact its ability to meet the demand for both the Rinspirator and SilverHawk products, which could adversely affect the operating results of the combined company.

Any damage or destruction to the combined company’s facilities and the manufacturing equipment it will use to produce its products would be difficult to replace and could require substantial lead-time to repair or replace. The combined company’s facilities may be affected by natural or man-made disasters. In the event that one of the combined company’s facilities was affected by a disaster, the combined company would be forced to rely on third-party manufacturers if it could not shift production to its other manufacturing facilities. In the case of a device with a premarket approval application, the combined company might in such event be required to obtain prior FDA or notified body approval of an alternate manufacturing facility, which could delay or prevent the combined company’s marketing of the affected product until such approval is obtained. Although ev3 and FoxHollow believe that the combined company will possess adequate insurance for damage to its property and the disruption of its business from casualties, such insurance may not be sufficient to cover all of its potential losses and may not continue to be available to the combined company on acceptable terms, or at all. It is also possible that one of the combined company’s competitors could claim that the combined company’s manufacturing process violates an existing patent. If the combined company were unsuccessful in defending such a claim, it might be forced to stop production at one of its manufacturing facilities in the United States and to seek alternative facilities. Even if the combined company were able to identify such alternative facilities, it might incur additional costs and experience a disruption in the supply of its products until those facilities are available. Any disruption in the combined company’s manufacturing capacity could have an adverse impact on its ability to produce sufficient inventory of its products or may require the combined company to incur additional expenses in order to produce sufficient inventory, and therefore would adversely affect its net revenue and operating results.

Both ev3 and FoxHollow have limited experience in manufacturing their respective products in commercial quantities and therefore may encounter unforeseen situations that could result in delays or shortfalls. Manufacturers often experience difficulties in increasing production, including problems with production yields and quality control and assurance. In June 2004, FoxHollow initiated a voluntary recall of two lots of the SilverHawk due to the possibility of improper sterilization at one of two approved sterilization facilities. Any disruption or delay at the combined company’s manufacturing facilities, any inability to accurately predict the number of products to manufacture or to expand its manufacturing capabilities if necessary could impair the combined company’s ability to meet the demand of its customers and these customers may cancel orders or purchase products from the combined company’s competitors, which could adversely affect the combined company’s business and operating results.

ev3’s and FoxHollow’s dependence on key suppliers will put the combined company at risk of interruptions in the availability of its products, which could reduce its net revenue and adversely affect its operating results. In addition, increases in prices for raw materials and components used in its products could adversely affect its operating results.

ev3 and FoxHollow rely on a limited number of suppliers for certain raw materials and components used in their products. For reasons of quality assurance, cost effectiveness or availability, ev3 and FoxHollow procure certain raw materials and components from sole and limited source suppliers. Their raw materials and components are generally acquired through purchase orders placed in the ordinary course of business, and as a result the combined company will not have a significant inventory of these materials and components and will not have any guaranteed or contractual supply arrangements with many of these suppliers. In addition, the combined company also will rely on independent contract manufacturers for some of its products. Independent manufacturers have possession of, and in some cases hold title to, molds for certain manufactured components of the combined company’s products. The combined company’s dependence on third-party suppliers will involve several risks, including limited control over pricing, availability, quality and delivery schedules, as well as manufacturing yields and costs. Suppliers of raw materials and components may decide, or be required, for reasons beyond the combined company’s control to cease supplying raw materials and components to the combined company or to raise their prices. Shortages of raw materials, quality control problems, production capacity constraints or delays by the combined company’s contract manufacturers could negatively affect the combined company’s ability to meet its production obligations and result in increased prices for affected parts. Any such shortage, constraint or delay may result in delays in shipments of the combined company’s products or components, which could adversely affect its net revenue and operating results. Increases in prices for raw materials and components used in the combined company’s products could also adversely affect its operating results.

In addition, the FDA and foreign regulators may require additional testing of any raw materials or components from new suppliers prior to the combined company’s use of these materials or components. In the case of a device with a premarket approval application, the combined company may be required to obtain prior FDA approval of a new supplier, which could delay or prevent its access or use of such raw materials or components or its marketing of affected products until such approval is granted. In the case of a device with clearance under section 510(k) of the Federal Food, Drug and Cosmetic Act, referred to as a 510(k), the combined company may be required to submit a new 510(k) if a change in a raw material or component supplier results in a change in a material or component supplied that is not within the 510(k) cleared device specifications. If the combined company needs to establish additional or replacement suppliers for some of these components, its access to the components might be delayed while it qualifies such suppliers and obtains any necessary FDA approvals. The combined company’s suppliers of finished goods will also be subject to regulatory inspection and scrutiny. Any adverse regulatory finding or action against those suppliers could impact their ability to supply the combined company raw materials and components for its products.

Significant and unexpected claims under ev3’s EverFlex self-expanding stent worldwide fracture-free guarantee program in excess of the combined company’s reserves could significantly harm its business, operating results and financial condition.

Beginning in October 2006, ev3 began providing a worldwide fracture-free guarantee as part of its marketing and advertising strategy for its EverFlex self-expanding stents. In the event that an EverFlex self-expanding stent should fracture within two years of implantation, ev3 has agreed to provide a free replacement product to the medical facility, subject to the terms and conditions of the program. Although ev3 has tested its EverFlex self-expanding stents in rigorous simulated fatigue testing, it commercially launched its EverFlex self-expanding stents on a worldwide basis in March 2006. It, therefore, does not have at least two years of commercial data on which to base its expected claim rates under the program. The combined company may receive significant and unexpected claims under this guarantee program that could exceed the amount of its reserves for the program. Significant claims in excess of the combined company’s program reserves could significantly harm its business, operating results and financial condition.

The combined company’s inability to successfully grow through future acquisitions, its failure to integrate any acquired businesses successfully into its existing operations or its discovery of previously undisclosed liabilities could negatively affect its business and operating results.

In order to build their core technology platforms, ev3 and FoxHollow have acquired several businesses since their inception and prior to their proposed merger. FoxHollow’s most recent acquisition was in September 2006 when it acquired Kerberos Proximal Solutions, Inc. ev3’s most recent acquisition was in January 2006, when it completed its acquisition of the outstanding shares of Micro Therapeutics, Inc. that ev3 did not already own. ev3 and FoxHollow expect the combined company to continue to actively pursue additional acquisitions of, investments in or alliances with, other companies and businesses in the future as a component of its business strategy. The combined company’s ability to grow through future acquisitions, investments and alliances will depend upon its ability to identify, negotiate, complete and integrate attractive candidates on favorable terms and to obtain any necessary financing. The combined company’s inability to complete one or more acquisitions, investments or alliances could impair its ability to develop its product lines and to compete against many industry participants, many of whom have product lines broader than the combined company’s. Acquisitions, investments and alliances, including the merger between ev3 and FoxHollow and ev3’s and FoxHollow’s previous acquisitions, involve risks, including:

•	difficulties in integrating any acquired companies, personnel and products into the combined company’s existing business;

•	delays in realizing projected efficiencies, cost savings, revenue synergies and other anticipated benefits of the acquired company or products;

•	inaccurate assessment of undisclosed, contingent or other liabilities or problems;

•	diversion of the combined company’s management’s time and attention from other business concerns;

•	limited or no direct prior experience in new markets or countries the combined company may enter;

•	higher costs of integration than the combined company anticipated; or

•	difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions.

In addition, an acquisition, investment or alliance could materially impair the combined company’s operating results and liquidity by causing it to incur debt or reallocate amounts of capital from other operating initiatives or requiring it to amortize transaction expenses and acquired assets, incur non-recurring charges as a result of incorrect estimates made in the accounting for such transactions or record asset impairment charges. The combined company may also discover deficiencies in internal controls, data adequacy and integrity, product quality, regulatory compliance and product liabilities which the combined company did not uncover prior to its acquisition of such businesses, which could result in the combined company becoming subject to penalties or other liabilities. Any difficulties in the integration of acquired businesses or unexpected penalties or liabilities in connection with such businesses could have a material adverse effect on the combined company’s operating results and financial condition. These risks could be heightened if the combined company completes several acquisitions within a relatively short period of time.

The demand for the combined company’s products, the prices which customers and patients are willing to pay for its products and the number of procedures performed using its products will depend upon the ability of its customers and patients to obtain sufficient third party reimbursement for their purchases of the combined company’s products.

Sales of the combined company’s products will depend in part on the sufficient reimbursement by governmental and private health care payors to its physician customers or their patients for the purchase and use of its products. In the United States, health care providers that purchase the combined company’s products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to pay for all or a portion of the cost of endovascular procedures. Reimbursement systems in international markets vary significantly by country, and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis and can take up to 18 months or longer. Many international markets have government-managed health care systems that govern reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. Any delays in obtaining, or an inability to obtain, reimbursement approvals or sufficient reimbursement for the combined company’s products could significantly affect the acceptance of its products and have a material adverse effect on its business. In addition, if the reimbursement policies of domestic or foreign governmental or private health care payors were to change, the combined company’s customers would likely change their purchasing patterns and/or the frequency of their purchases of the affected products. Additionally, payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of the combined company’s products. The combined company’s business would be negatively impacted to the extent any such changes reduce reimbursement for its products.

Healthcare costs have risen significantly over the past decade. There have been and may continue to be proposals by legislators, regulators and third-party payors to keep these costs down. The continuing efforts of governments, insurance companies and other payors of healthcare costs to contain or reduce these costs, combined with closer scrutiny of such costs, could lead to patients being unable to obtain approval for payment from these third-party payors. The cost containment measures that healthcare providers are instituting both in the United States and internationally could harm the combined company’s business. Some health care providers in the United States have adopted or are considering a managed care system in which the providers contract to provide comprehensive health care for a fixed cost per person. Health care providers may attempt to control costs by authorizing fewer elective surgical procedures or by requiring the use of the least expensive devices possible, which could adversely affect the demand for the combined company’s products or the price at which it can sell its products.

The combined company also will sell a number of its products to physician customers who may elect to use these products in ways that are not within the scope of the approval or clearance given by the FDA, often referred to as “off-label” use. In the event that governmental or private health care payors limit reimbursement for products used off-label, sales of the combined company’s products and its business would be materially adversely affected.

Consolidation in the healthcare industry could lead to demands for price concessions or to the exclusion of some suppliers from certain of the combined company’s markets, which could have an adverse effect on its business, financial condition or operating results.

Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to create new companies with greater market power, including hospitals. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions for some of ev3’s and FoxHollow’s hospital customers. ev3 and FoxHollow expect that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances, which may increase competition, exert further downward pressure on the prices of their products and may adversely impact the combined company’s business, financial condition or operating results.

The combined company’s products and its product development and marketing activities will be subject to extensive regulation as a result of which it may not be able to obtain required regulatory approvals for its products in a cost-effective manner or at all, which could adversely affect its business and operating results.

The production and marketing of the combined company’s products and its ongoing research and development, preclinical testing and clinical trial activities will be subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to medical devices are wide-ranging and govern, among other things, the development, testing, marketing and premarket review of new medical devices, in addition to regulating manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. The combined company will be required to obtain FDA approval or clearance before it can market its products in the United States and certain foreign countries. The regulatory process requires significant time, effort and expenditures to bring products to market, and it is possible that the combined company’s products will not be approved for sale. Even if regulatory approval or clearance of a product is granted, it may not be granted within the timeframe that the combined company expects, which could have an adverse effect on its operating results and financial condition. In addition, even if regulatory approval or clearance of a product is granted, the approval or clearance could limit the uses for which the product may be labeled and promoted, which may limit the market for the combined company’s products. Even after a product is approved or cleared by the FDA, the combined company may have ongoing responsibilities under FDA regulations, non-compliance of which could result in the subsequent withdrawal of such approvals or clearances, or such approvals or clearances could be withdrawn due to the occurrence of unforeseen problems following initial approval. The combined company will also be subject to medical device reporting regulations that will require it to report to the FDA if any of its products causes or contributes to a death or serious injury or if a malfunction were it to occur might cause or contribute to a death or serious injury. For the six months ended June 30, 2007, the FDA has received 11 medical device reports associated with procedures where FoxHollow’s SilverHawk was used and one associated procedure where its Rinspirator was used. Any failure to obtain regulatory approvals or clearances on a timely basis or the subsequent withdrawal of such approvals or clearances could prevent the combined company from successfully marketing its products, which could adversely affect its business and operating results.

The combined company’s failure to comply with applicable regulatory requirements could result in governmental agencies:

•	imposing fines and penalties on the combined company;

•	preventing the combined company from manufacturing or selling its products;

•	bringing civil or criminal charges against the combined company;

•	delaying the introduction of its new products into the market;

•	suspending any ongoing clinical trials;

•	issuing an injunction preventing the combined company from manufacturing or selling its products or imposing restrictions;

•	recalling or seizing the combined company’s products; or

•	withdrawing or denying approvals or clearances for the combined company’s products.

The combined company’s failure to comply with applicable regulatory requirements may also result in the combined company not being able to meet the demands of its customers and its customers canceling orders or purchasing products from the combined company’s competitors, which could adversely affect the combined company’s business and operating results.

When required, with respect to the products ev3 and FoxHollow market in the United States, ev3 or FoxHollow have obtained premarket notification clearance under section 510(k), but do not believe certain modifications they have made to their products require them to submit new 510(k) notifications. However, if the FDA disagrees with ev3 or FoxHollow and requires the combined company to submit a new 510(k) notification for modifications to its existing products, the combined company may be subject to enforcement actions by the FDA and be required to stop marketing the products while the FDA reviews the 510(k) notification. If the FDA requires the combined company to go through a lengthier, more rigorous examination than the combined company had expected, its product introductions or modifications could be delayed or canceled, which could cause its sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain premarket approval application process. Products that are approved through a premarket approval application generally need FDA approval before they can be modified. If the combined company fails to submit changes to products developed under IDEs or premarket approval applications in a timely or adequate manner, the combined company may become subject to regulatory actions.

In addition, the combined company will market its products in select countries outside of the United States. In order to market its products abroad, the combined company will be required to obtain separate regulatory approvals and comply with numerous requirements. If additional regulatory requirements are implemented in the foreign countries in which the combined company will sell its products, the cost of developing or selling its products may increase. For example, recent regulations in Japan have increased the regulatory and quality assurance requirements in order to obtain and maintain regulatory approval to market ev3’s products in Japan. These regulations resulted in higher costs and delays in securing approval to market ev3’s products in Japan. The combined company will depend on its distributors outside the United States in seeking regulatory approval to market its devices in other countries and the combined company will therefore be dependent on persons outside of its direct control to secure such approvals. For example, ev3 is highly dependent on distributors in emerging markets such as China and Brazil for regulatory submissions and approvals and does not have direct access to health care agencies in those markets to ensure timely regulatory approvals or prompt resolution of regulatory or compliance matters. If the combined company’s distributors fail to obtain the required approvals or do not do so in a timely manner, the combined company’s net revenue from its international operations and its operating results may be adversely affected.

The combined company’s marketing activities will be subject to regulation regarding the promotion of “off-label” uses, which will restrict its ability to market its products and could adversely affect its growth. Any off-label use of its products may result in injuries that could lead to product liability claims against the combined company.

ev3 and FoxHollow sell a number of its products to physicians who may elect to use the products in ways that are not within the scope of the approval or clearance given by the FDA or for other than FDA-approved indications, often referred to as “off-label” use. While off-label uses of medical devices are common and the FDA does not regulate physicians’ choice of treatments, the FDA does restrict a manufacturer’s communications regarding such off-label use. Such laws and regulations prohibiting the promotion of products for off-label use will restrict the combined company’s ability to market its products and could adversely affect its growth. Although the combined company will have strict policies against the unlawful promotion of products for off-label use and the combined company will train its employees on these policies, it is possible that one or more of the combined company’s employees will not follow the policies, or that regulations would change in a way that may hinder the combined company’s ability to sell such products or make it more costly to do so, which could expose the combined company to financial penalties as well as loss of approval to market and sell the affected products. If physicians cease or lessen their use of products for other than FDA-approved indications, sales of the combined company’s products could decline, which could materially adversely affect its net revenue and operating results.

If the combined company will want to market any of its products for use in ways for which they are not currently approved, the combined company may need to conduct clinical trials and obtain approval from appropriate regulatory bodies, which could be time-consuming and costly. For example, FoxHollow’s SilverHawk has received FDA approval for the treatment of atherosclerosis in the peripheral vasculature, which will restrict the combined company’s ability to market or advertise the SilverHawk for any specific indication within the peripheral arteries. Off-label use of the SilverHawk outside the peripheral vasculature, in coronary and carotid arteries, has occurred and is likely to continue. In addition, off-label use for treatment of in-stent restenosis has occurred and is likely to continue. The combined company will not be able to promote or advertise the SilverHawk for off-label uses or make comparative claims regarding the use of the SilverHawk against any alternative treatments without conducting head-to-head comparative clinical studies, which would be expensive and time consuming. If the combined company desires to market the SilverHawk in the United States for use in coronary or carotid arteries, it will need to conduct further clinical trials and obtain premarket approval from the FDA. Although FoxHollow previously began a clinical trial in support of FDA approval for use of the SilverHawk in the coronary arteries, it voluntarily halted enrollment so that it could incorporate safety and design improvements into its coronary product. FoxHollow subsequently made several design modifications and submitted an application to the FDA for a new IDE. FoxHollow received conditional IDE approval for the use of the NightHawk device that contains onboard imaging. FoxHollow expects to use this device to conduct a clinical trial in the coronary arteries. Conditional IDE approval is just the beginning, however. To market the SilverHawk in the United States for this use, FoxHollow must successfully complete a clinical trial, submit a premarket approval application to the FDA and obtain premarket approval. No assurance can be given that the results of such a trial will adequately demonstrate the safety and efficacy of the SilverHawk for use in coronary arteries.

Off-label use of the combined company’s product may not be safe or effective and may result in unfavorable outcomes to patients, resulting in potential liability to the combined company. For example, the use or misuse of the SilverHawk in the peripheral and coronary arteries has in the past resulted, and may in the future result, in complications, including damage to the treated artery, internal bleeding, limb loss and death, potentially leading to a product liability claim. Penalties or liabilities stemming from off-label use could have a material adverse effect on the combined company’s operating results.

If the combined company or others identify side effects after any of its products are on the market, the combined company may be required to withdraw its products from the market, which would hinder or preclude its ability to generate revenues.

As part of the combined company’s post-market regulatory responsibilities for its products classified as medical devices, the combined company will be required to report all serious injuries or deaths involving its products, and any malfunctions where a serious injury or death would be likely if the malfunction were to recur. If the combined company or others were to identify side effects after any of its products are on the market:

•	regulatory authorities may withdraw their approvals;

•	the combined company may be required to reformulate or redesign its products;

•	the combined company may have to recall the affected products from the market and may not be able to reintroduce them onto the market;

•	the combined company’s reputation in the marketplace may suffer; and

•	the combined company may become the target of lawsuits, including class action suits.

Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing or marketing these products.

The combined company’s manufacturing facilities will be subject to extensive governmental regulation with which compliance will be costly and which will expose the combined company to penalties for non-compliance.

The combined company and its third party manufacturers will be required to register with the FDA as device manufacturers and as a result, the combined company and its third party manufacturers will be subject to periodic inspections by the FDA for compliance with the FDA’s Quality System Regulation, or QSR, requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. In addition, the federal Medical Device Reporting regulations will require the combined company and its third party manufacturers to provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by the FDA. The combined company will also be subject to similar state requirements and licenses. In the European Community, the combined company will be required to maintain certain International Organization for Standardization, or ISO, certifications in order to sell products and the combined company will be required to undergo periodic inspections by notified bodies to obtain and maintain these certifications. If the combined company or its manufacturers fail to adhere to QSR or ISO requirements, this could delay production of its products and lead to fines, difficulties and delays in obtaining regulatory approvals and clearances, the withdrawal of regulatory approvals and clearances, recalls or other consequences, which could in turn have a material adverse effect on its financial condition and operating results. In addition, regulatory agencies may not agree with the extent or speed of corrective actions relating to product or manufacturing problems.

The combined company’s operations will be subject to environmental, health and safety, and other laws and regulations, with which compliance will be costly and which will expose the combined company to penalties for non-compliance.

The combined company’s business, properties and products will be subject to foreign, federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety and the use, management, storage, and disposal of hazardous substances, wastes, and other regulated materials. Because the combined company will operate real property, various environmental laws also may impose liability on the combined company for the costs of cleaning up and responding to hazardous substances that may have been released on its property, including releases unknown to the combined company. FoxHollow’s leased Redwood City facility sits on property formerly occupied by Rohm & Haas and Occidental Chemical Company and contains residual contamination in soil and groundwater from these past industrial operations. Rohm & Haas and Occidental Chemical Company previously performed soil remediation on the property under the supervision of the California Regional Water Quality Control Board. Rohm & Haas has indemnified the owner of the facility and its tenants against costs associated with the residual contamination, but there can be no assurance that this indemnification will be adequate to cover the extent of the liability. These environmental laws and regulations also could require the combined company to pay for environmental remediation and response costs at third-party locations where the combined company disposed of or recycled hazardous substances. The costs of complying with these various environmental requirements, as they now exist or may be altered in the future, could adversely affect the combined company’s financial condition and operating results.

The combined company may become obligated to make large milestone payments that will not be reflected in its financial statements in certain circumstances, which would negatively impact its cash flows from operations. FoxHollow may be subject to claims by the shareholder representatives of Kerberos in connection with the merger agreement between FoxHollow and Kerberos under which Foxhollow acquired the Rinspiration family of products.

Pursuant to the acquisition agreements relating to ev3’s purchase of MitraLife and Appriva Medical, Inc. in 2002, ev3 agreed to make additional payments to the sellers of these businesses in the event that ev3 achieves contractually defined milestones. Generally, in each case, these milestone payments become due upon the completion of specific regulatory steps in the product commercialization process. With respect to the MitraLife acquisition, the maximum potential milestone payments totaled $25 million, and with respect to the Appriva acquisition, the maximum potential milestone payments totaled $175 million. Although ev3 does not believe that it is likely that these milestone payment obligations became due, or will become due in the future, the former stockholders of Appriva disagree with ev3’s position and have brought litigation against ev3 making a claim for such payments and it is possible that the former stockholders of MitraLife could also disagree with ev3’s position and make a claim for such payments. The defense of the outstanding litigation related to ev3’s Appriva acquisition is, and any such additional dispute with MitraLife would likely be, costly and time-

consuming and divert the combined company’s management’s time and attention away from its business. See Note 18 to ev3’s consolidated financial statements for the three and six months ended July 1, 2007 contained in ev3’s quarterly report on Form 10-Q for the quarter ended July 1, 2007 filed with the SEC, which is incorporated by reference into this information/proxy statement-prospectus.

Pursuant to the acquisition agreement relating to FoxHollow’s purchase of Kerberos Proximal Solutions, Inc., FoxHollow has agreed to pay certain earnout payments which are capped at $117 million upon the achievement of contractually defined net sales milestones. On August 20, 2007, FoxHollow received a letter from counsel for the shareholder representatives of Kerberos alleging that FoxHollow has not used commercially reasonable efforts to market, promote, sell and distribute Kerberos’ Rinspiration products, as required under the agreement and plan of merger. There can be no assurance that the stockholder representatives of Kerberos will not commence litigation on the alleged claims. Any such litigation or settlement of such claims likely would be costly and time consuming, and could divert the attention of the combined company’s management and key personnel from the combined company’s business operations, which could adversely affect the combined company’s financial condition and results of operations.

In the event any such milestone payments become due and/or any other damages become payable, the combined company’s costs would increase correspondingly which would negatively impact the combined company’s cash flow from operations.

The combined company will rely on independent sales distributors and sales associates to market and sell its products outside of the United States, Canada and Europe.

On a pro forma basis after giving effect to the merger, sales of the combined company’s products in locations outside of the United States, Canada and Europe represented 5.4% of pro forma net revenue during the fiscal year ended December 31, 2006 and 8.0% of pro forma net revenue during the six months ended July 1, 2007. The combined company’s success outside of the United States, Canada and Europe will depend largely upon marketing arrangements with independent sales distributors and sales associates, in particular their sales and service expertise and relationships with the customers in the marketplace. Independent distributors and sales associates may terminate their relationship with combined company, or devote insufficient sales efforts to the combined company’s products. The combined company will not be able to control its independent distributors and they may not be successful in implementing the combined company’s marketing plans. In addition, many of the combined company’s independent distributors outside of the United States, Canada and Europe initially obtain and maintain foreign regulatory approval for sale of the combined company’s products in their respective countries. The combined company’s failure to maintain its relationships with its independent distributors and sales associates outside of the United States, Canada and Europe, or its failure to recruit and retain additional skilled independent sales distributors and sales associates in these locations, could have an adverse effect on its operations. ev3 has experienced turnover with some of its independent distributors in the past that has adversely affected its short-term financial results while it transitioned to new independent distributors. Similar occurrences could happen to the combined company in the future.

If the combined company fails to comply with the U.S. Federal Anti-Kickback Statute and similar state laws, the combined company could be subject to criminal and civil penalties and exclusion from the Medicare, Medicaid and other federal health care programs, which could have a material adverse effect on its business and operating results.

A provision of the Social Security Act, commonly referred to as the Federal Anti-Kickback Statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by Medicare, Medicaid or any other federal health care program. The Federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations, and thus are subject to evolving interpretations. In addition, most of the states in which ev3’s and FoxHollow’s products are sold have adopted laws similar to the Federal Anti-Kickback Statute, and some of these laws are even broader than the Federal Anti-Kickback Statute in that their prohibitions are not limited to items or services paid for by a federal health care program but, instead, apply regardless of the source of payment. Violations of the Federal Anti-Kickback Statute may result in substantial civil or criminal penalties and exclusion from participation in federal health care programs.

All of ev3’s and FoxHollow’s financial relationships with health care providers and others who provide products or services to federal health care program beneficiaries are potentially governed by the Federal Anti-Kickback Statute and similar state laws. ev3 and FoxHollow believe their operations are in material compliance with the Federal Anti-Kickback Statute and similar state laws. However, no assurance can be given that the combined company will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly to the combined company and could divert management’s attention from operating its business, which could have a material adverse effect on the combined company’s business. In addition, if the combined company’s arrangements were found to violate the Federal Anti-Kickback Statute or similar state laws, the combined company or its officers and employees could be subject to severe criminal and civil penalties, including, for example, exclusion from participation in any federal health care programs, which could have a material adverse effect on the combined company’s reputation, business and operating results.

If there is a disruption in the supply of the products of Invatec Technology Center GmbH that ev3 distributes or if ev3’s relationship with Invatec is impaired, the combined company’s net revenue and operating results would be adversely impacted.

ev3 has entered into an agreement with Invatec Technology Center GmbH, or Invatec, an Italian manufacturer of endovascular medical devices to distribute some of Invatec’s branded products throughout the United States. ev3’s success in marketing the Invatec products depends on its sales personnel being proficient in the product line, building physician relationships and executing sales orders. If the combined company is unable to market Invatec’s products successfully or if ev3’s agreement with Invatec is terminated, the combined company’s net revenue and operating results would suffer. Even if the combined company were to market Invatec’s products successfully, if Invatec is unable to produce enough of its products to meet the combined company’s demands, including if Invatec sells its inventory to the combined company’s competitors rather than to the combined company for marketing under their own brands, the combined company may not be able to meet its customers’ demands and its net revenue and operating results may suffer.

The combined company will be exposed to product liability claims that could have an adverse effect on its business and operating results.

The design, manufacture and sale of medical devices will expose the combined company to significant risk of product liability claims, some of which may have a negative impact on its business. Most of ev3’s and FoxHollow’s products were developed relatively recently and defects or risks that ev3 and FoxHollow have not yet identified may give rise to product liability claims. The combined company’s product liability insurance coverage may be inadequate to protect it from any liabilities it may incur or it may not be able to maintain adequate product liability insurance at acceptable rates. If a product liability claim or series of claims is brought against the combined company for uninsured liabilities or in excess of the combined company’s insurance coverage and it is ultimately determined that the combined company is liable, its business could suffer. Additionally, the combined company could experience a material design defect or manufacturing failure in its products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of its products. A recall of its products could also result in increased product liability claims. Further, while the combined company will train its physician customers on the proper usage of its products, there can be no assurance that they will implement the combined company’s instructions accurately. If the combined company’s products are used incorrectly by its customers, injury may result and this could give rise to product liability claims against the combined company. Even a meritless or unsuccessful product liability claim could harm the combined company’s reputation in the industry, lead to significant legal fees and could result in the diversion of management’s attention from managing the combined company’s business and may have a negative impact on the combined company’s business and its operating results. In addition, successful product liability claims against one of the combined company’s competitors could cause claims to be made against the combined company.

The combined company’s net revenue could decline significantly if drug-eluting stents become a dominant therapy in the peripheral vascular stent market and the combined company is not able to develop or acquire a drug-eluting stent to market and sell.

The peripheral vascular market is currently comprised exclusively of bare metal, or non drug-eluting, stents. However, there are clinical situations in the periphery in which a drug-eluting stent may demonstrate clinical superiority over bare metal stents. To the extent that the combined company’s peripheral stent customers seek stents with drug coatings and the combined company does not market and sell a drug-eluting peripheral stent or one that achieves market acceptance, the combined company may not be able to compete as effectively with those of its competitors that are able to develop and sell a drug-eluting stent, and its peripheral stent sales could decline. If its peripheral stent sales were to decline, the combined company could experience a significant decline in sales of affiliated products which are routinely purchased in conjunction with its stent.

The combined company will face competition from other companies, many of which have substantially greater resources than the combined company and may be able to more effectively develop, market and sell their products than the combined company can, which could adversely impact the combined company’s business, net revenue and operating results. Consolidation in the medical technology industry would exacerbate these risks.

The markets in which the combined company will compete are highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Although the combined company’s competitors will range from small start-up companies to much larger companies, the markets for most of the combined company’s products will be dominated by a small number of large companies, and despite the merger of FoxHollow with ev3, the combined company will be a much smaller company relative to the combined company’s primary competitors. The combined company’s products will compete with other medical devices, including Invatec-manufactured products sold in the United States under other brand names, surgical procedures and pharmaceutical products. A number of the companies in the medical technology industry, including manufacturers of peripheral vascular, cardiovascular and neurovascular products, will have substantially greater capital resources, larger customer bases, broader product lines, larger sales forces, greater marketing and management resources, larger research and development staffs and larger facilities than the combined company’s and will have established reputations and relationships with the combined company’s target customers, as well as worldwide distribution channels that are more effective than the combined company’s. Because of the size of the vascular disease market opportunity, competitors and potential competitors have historically dedicated and will continue to dedicate significant resources to aggressively promote their products and develop new and improved products. The combined company’s competitors and potential competitors may develop technologies and products that are safer, more effective, easier to use, less expensive or more readily accepted than the combined company’s. Their products could make the combined company’s technology and products obsolete or noncompetitive. None of ev3’s or FoxHollow’s customers have long-term purchase agreements with ev3 or FoxHollow and may at any time switch to the use of their competitors’ products. The combined company’s competitors may also be able to achieve more efficient manufacturing and distribution operations than the combined company can and may offer lower prices than the combined company could offer profitably. ev3 and FoxHollow expect that as the combined company’s products mature, the combined company will be able to produce its products in a more cost effective manner and therefore be able to compete more effectively, but it is possible that the combined company may not achieve such cost reductions. Any of these competitive factors could adversely impact the combined company’s business, net revenue and operating results. In addition, the industry has recently experienced some consolidation. For example, recently Hologic, Inc. indicated it was planning to merge with Cytyc Corporation, Inverness Medical Innovations, Inc. announced the acquisitions of Cholestech Corporation and HemoSense, Inc. and Medtronic, Inc. plans to acquire Kyphon Inc. Consolidation could make the competitive environment even more difficult for smaller companies and exacerbate these risks.

The combined company also will compete with other manufacturers of medical devices for clinical sites to conduct human trials. If the combined company is not able to locate clinical sites on a timely or cost-effective basis, this could impede its ability to conduct trials of its products and, therefore, its ability to obtain required regulatory clearance or approval.

The combined company will rely on its management information systems for inventory management, distribution and other functions and to maintain its research and development and clinical data. If the combined company’s information systems fail to adequately perform these functions or if the combined company experiences an interruption in their operation, its business and operating results could be adversely affected.

The efficient operation of the combined company’s business will be dependent on its management information systems. The combined company will rely on its management information systems to effectively manage accounting and financial functions; manage order entry, order fulfillment and inventory replenishment processes; and to maintain its research and development and clinical data. The failure of its management information systems to perform as it anticipates could disrupt its business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing the combined company’s business and operating results to suffer. In addition, the combined company’s management information systems are vulnerable to damage or interruption from:

•	earthquake, fire, flood and other natural disasters;

•	terrorist attacks and attacks by computer viruses or hackers; and

•	power loss or computer systems, Internet, telecommunications or data network failure.

Any such interruption could adversely affect the combined company’s business and operating results.

The restrictive covenants in ev3’s loan agreement could limit the combined company’s ability to conduct its business and respond to changing economic and business conditions and may place the combined company at a competitive disadvantage relative to other companies that are subject to fewer restrictions.

ev3’s loan and security agreement with Silicon Valley Bank will require the combined company’s compliance with a liquidity ratio and minimum tangible net worth level. The combined company’s failure to comply with these financial covenants could adversely affect its financial condition. The loan agreement also contains a number of limitations that will limit the combined company’s ability and the ability of certain of its subsidiaries to, among other things:

•	transfer all or any part of its business or properties;

•	permit or suffer a change in control;

•	merge or consolidate, or acquire all or substantially all of the capital stock or property of another company;

•	engage in new business;

•	incur additional indebtedness or liens with respect to any of their properties;

•	pay dividends or make any other distribution on or purchase of, any of their capital stock;

•	make investments in other companies; or

•	engage in related party transactions,

subject in each case to certain exceptions and limitations. These restrictive covenants could limit the combined company’s ability, and that of certain of its subsidiaries, to obtain future financing, withstand a future downturn in its business or the economy in general or otherwise conduct necessary corporate activities. The financial and restrictive covenants contained in the loan agreement could also adversely affect the combined company’s ability to respond to changing economic and business conditions and place it at a competitive disadvantage relative to other companies that may be subject to fewer restrictions. Transactions that the combined company may view as important opportunities, such as certain acquisitions, may be subject to the consent of Silicon Valley Bank, which consent may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.

The combined company cannot assure you that it will be able to comply with all of these restrictions and covenants at all times, especially the financial covenants. The combined company’s ability to comply with these restrictions and covenants will depend on the success of its business and its operating results and may also be affected by events beyond its control. A breach of any of the restrictions and covenants in the loan agreement by the combined company or certain of its subsidiaries could lead to an event of default under the terms of the credit agreement, notwithstanding its ability to meet the debt service obligations thereunder. Upon the occurrence of an event of default under the loan agreement, Silicon Valley Bank has available a range of remedies customary in these circumstances, including declaring all such debt, together with accrued and unpaid interest thereon, to be due and payable, foreclosing on the assets securing the loan agreement and/or ceasing to provide additional revolving loans or letters of credit, which could have a material adverse effect on the combined company. Although it is possible the combined company could negotiate a waiver with Silicon Valley Bank of an event of default, such a waiver would likely involve significant costs.

If the combined company becomes profitable, the combined company cannot assure you that ev3’s or FoxHollow’s net operating losses will be available to reduce the combined company’s tax liability.

The combined company’s ability to use, or the amount of, ev3’s and FoxHollow’s net operating losses may be limited or reduced. Generally under section 382 of the Code, in the event of an “ownership change” of a company, the company is only allowed to use a limited amount of its net operating losses arising prior to the ownership change for each taxable year thereafter. As a result of prior transactions effected by ev3 and FoxHollow and as a result of the merger, the combined company’s ability to use ev3’s and FoxHollow’s existing net operating losses to offset U.S. federal taxable income if the combined company becomes profitable may be subject to substantial limitations. These limitations could potentially result in increased future tax liability for the combined company.

A substantial portion of the combined company’s assets will consist of goodwill and an impairment in the value of the combined company’s goodwill would have the effect of decreasing its earnings or increasing its losses.

On a pro forma basis to reflect the completion of the merger, as of July 1, 2007, goodwill represented $517.8 million, or 47.0%, of the combined company’s pro forma total assets. If the combined company is required to record an impairment charge to earnings relating to goodwill, it will have the effect of decreasing its earnings or increasing its losses. The accounting standards on goodwill and other intangible assets require goodwill to be reviewed at least annually for impairment, and do not permit amortization. In the event that impairment is identified, a charge to earnings will be recorded and the combined company’s stock price may decline as a result.

The combined company’s quarterly operating and financial results may fluctuate in future periods.

The combined company’s quarterly operating and financial results may fluctuate from period to period. Some of the factors that may influence the combined company’s quarterly operating results include:

•	the seasonality of the combined company’s product sales;

•	the mix of the combined company’s products sold;

•	demand for, and pricing of, the combined company’s products;

•	timing of or failure to obtain regulatory approvals for products; and

•	fluctuations in foreign currency exchange rates.

Because of these factors, the combined company’s operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could cause its stock price to decline significantly.

Prior to the completion of the merger, ev3 and FoxHollow are subject to risks and following completion of the merger, the combined company will continue to face a number of risks related to its business that are currently faced by ev3 and FoxHollow.

ev3 and FoxHollow are, and will continue to be, subject to the risks described in Part I, Item 1A of each company’s annual report on Form 10-K for the year ended December 31, 2006 and subsequent quarterly reports on Form 10-Q, each of which has been filed by ev3 or FoxHollow, as applicable, with the SEC and all of which are incorporated by reference into this information/proxy statement-prospectus. Additional risks and uncertainties not presently known to either of ev3 or FoxHollow or that they believe are now immaterial may also impair ev3’s or FoxHollow’s business. See the section entitled “Where You Can Find More Information,” beginning on page 176 of this information/proxy statement-prospectus for the location of information incorporated by reference into this document. In the event the merger is completed, the combined company will continue to face these or similar risks in the operation of the combined business.

Risks Related to ev3 Common Stock

The market price of ev3 common stock may be affected by factors different from those affecting FoxHollow common stock or ev3 common stock currently.

Upon completion of the merger, holders of FoxHollow common stock will become holders of ev3 common stock, which has different risks than FoxHollow common stock or ev3 common stock currently. Former holders of FoxHollow common stock will be subject to different risks upon exchange of their shares of FoxHollow common stock for ev3 common stock in the merger. As the businesses of ev3 and FoxHollow are different, the operating results as well as the price of ev3 common stock after the merger may be affected by factors different than those factors affecting ev3 and FoxHollow as independent standalone entities. ev3, as a combined company with FoxHollow, will face additional risks and uncertainties not otherwise facing each independent company in the merger. For a discussion of the risks related to the combined company, ev3 and FoxHollow, see the risk factors discussed above in this section. For a discussion of the risks related to ev3 common stock after the merger, see the risk factors discussed below in this section. For a discussion of the businesses of ev3 and FoxHollow, see the sections entitled “The Companies — ev3 Inc.” beginning on page 128 of this information/proxy statement-prospectus and “The Companies — FoxHollow Technologies, Inc.” beginning on page 128 of this information/proxy statement-prospectus and referred to in the section entitled “Where You Can Find More Information” beginning on page 176 of this information/proxy statement-prospectus.

The market price of ev3 common stock after the merger may decline if the combined company does not successfully integrate ev3’s and FoxHollow’s businesses or if the merger’s benefits do not meet the expectations of financial or industry analysts.

The market price of ev3 common stock after the merger may decline as a result of the merger if:

•	the integration of ev3’s and FoxHollow’s businesses and operations is unsuccessful;

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

•	the effect of the merger on the combined company’s financial results is not consistent with the expectations of financial or industry analysts.

The shares of ev3 common stock to be received by FoxHollow stockholders as a result of the merger will have different rights from the shares of FoxHollow common stock currently held.

Upon completion of the merger, FoxHollow stockholders will become stockholders of ev3 and their rights as ev3 stockholders will be governed by ev3’s certificate of incorporation and bylaws. Certain of the rights associated with FoxHollow common stock are different from the rights associated with ev3 common stock. For a discussion of the different rights associated with ev3 common stock, see the section entitled “Comparison of Stockholder Rights” beginning on page 154 of this information/proxy statement-prospectus.

After the completion of the merger, one of ev3’s principal stockholders and its affiliates will continue to have significant voting power of ev3, and, to some extent, will be able to influence matters requiring stockholder approval and could discourage the purchase of ev3’s outstanding shares at a premium.

As of July 20, 2007, Warburg Pincus Equity Partners, L.P. and its affiliated entities beneficially owned approximately 51.5% of outstanding ev3 common stock and had a designee on the ev3 board of directors and following the completion of the merger, it is expected that Warburg Pincus will own approximately 30.2% of the outstanding shares of ev3 common stock and continue to have a designee on the ev3 board of directors. As a result of Warburg Pincus’ share ownership and representation on the ev3 board of directors after the merger, Warburg Pincus will still be able to continue to some extent to influence the affairs and actions of the combined company, including matters requiring stockholder approval, such as the election of directors and approval of significant corporate transactions. The interests of Warburg Pincus may differ from the interests of other ev3 stockholders. For example, Warburg Pincus could oppose a third party offer to acquire ev3 that the other stockholders might consider attractive, and the third party may not be able or willing to proceed unless Warburg Pincus, as a significant stockholder of ev3, supports the offer. Warburg Pincus’ concentration of ownership may have the effect of delaying, preventing or deterring a change in control of ev3, could deprive the ev3 stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of ev3 and may negatively affect the market price of ev3 common stock. Transactions that could be affected by this concentration of ownership include proxy contests, tender offers, mergers or other purchases of common stock that could give ev3 stockholders the opportunity to realize a premium over the then-prevailing market price for shares of ev3 common stock. In such case and in similar situations, other ev3 stockholders may disagree with Warburg Pincus as to whether the action opposed or supported by Warburg Pincus is in the best interest of the ev3 stockholders.

Certain principal stockholders of ev3 may have conflicts of interests with other stockholders or ev3 in the future.

Certain principal stockholders of ev3, including Warburg Pincus, may make investments in companies and from time to time acquire and hold interests in businesses that compete directly or indirectly with ev3. These other investments may:

•	create competing financial demands on ev3 principal stockholders;

•	create potential conflicts of interest; and

•	require efforts consistent with applicable law to keep the other businesses separate from ev3’s operations.

These principal stockholders may also pursue acquisition opportunities that may be complementary to ev3’s business and, as a result, those acquisition opportunities may not be available to ev3. Furthermore, these principal stockholders may have an interest in ev3 pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the ev3 stockholders. In addition, these principal stockholders’ rights to vote or dispose of equity interests in ev3 are not subject to restrictions in favor of ev3 other than as may be required by applicable law.

ev3 previously identified a material weakness in its internal control over its ability to produce financial statements free from material misstatements. ev3’s failure to maintain effective internal controls could have a material adverse effect on its business, operating results and financial condition and cause its investors, stockholders, lenders, suppliers and others to lose confidence in the accuracy or completeness of its financial reports.

As previously reported by ev3 and discussed in Item 4, “Controls and Procedures,” in ev3’s quarterly report on Form 10-Q for the quarter ended July 2, 2006, ev3’s management concluded that as of December 31, 2005, ev3 did not maintain effective controls over the preparation, review and presentation and disclosure of its consolidated statements of cash flows. Specifically, ev3 incorrectly reported an interest payment on demand notes payable as a financing cash out-flow instead of an operating cash out-flow, in accordance with generally accepted accounting principles. This control deficiency resulted in the restatement of ev3’s consolidated financial statements for the quarters ended July 3, 2005 and October 2, 2005. Management also determined that this control deficiency constituted a material weakness in ev3’s internal control over financial reporting. As a result of measures subsequently implemented by ev3, ev3 concluded that this material weakness in its internal control over financial reporting had been fully remediated as of July 2, 2006. However, the failure of ev3 or the combined company to maintain effective internal controls could have a material adverse effect on its business, operating results and financial condition and cause its investors, stockholders, lenders, suppliers and others to lose confidence in the accuracy or completeness of its financial reports.

Future sales of ev3 common stock in the public market by its stockholders or insiders could lower its share price.

The ev3 common stock to be issued in the merger will be registered under the U.S. federal securities laws. As a result, those shares will be immediately available for resale in the public market, except for shares of ev3 common stock that will be subject to additional transfer restrictions because those shares were issued to FoxHollow former stockholders who were affiliates of FoxHollow before the merger or who become affiliates of ev3 after the merger. See the section entitled “The Merger — Federal Securities Law Consequences; Stock Transfer Restrictions” on page 119 of this information/proxy statement-prospectus. The number of shares of ev3 common stock to be issued to FoxHollow former stockholders in connection with the merger, and immediately available for resale, will equal approximately 41.4% of the number of shares of outstanding ev3 common stock. FoxHollow former stockholders may sell the ev3 common stock they receive immediately after the merger. If this occurs, or if other holders of ev3 common stock sell significant amounts of ev3 common stock immediately after the merger is completed, the market price of ev3 common stock could decline. In addition, certain ev3 stockholders will continue to have demand registration rights to cause ev3 to file, at its expense, a registration statement under the Securities Act covering resales of their shares. These shares will represent approximately 33.6% of outstanding ev3 common stock after the merger. Sales of a substantial number of shares of ev3 common stock within a short period of time after the completion of the merger or otherwise could cause the market price of ev3 common stock to decrease. These sales may also make it more difficult for ev3 to sell equity securities in the future at a time and at a price that ev3 deems appropriate to raise funds through future offerings of its common stock.

ev3’s corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of the company.

Provisions in ev3’s certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving ev3 that its stockholders may consider favorable, and may limit the price that ev3 stockholders receive in the future for shares of ev3 common stock. For example, ev3’s certificate of incorporation authorizes the ev3 board of directors to issue up to 100 million shares of “blank check” preferred stock. Without stockholder approval, the ev3 board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire ev3. In addition, ev3’s certificate of incorporation provides for a staggered board of directors, pursuant to which directors serve for three-year terms, with approximately one-third of the directors coming up for reelection each year. Having a staggered board makes it more difficult for a third party to obtain control of the ev3 board of directors through a proxy contest, which may be a necessary step in an acquisition of ev3 that is not favored by the ev3 board of directors.

ev3 is also subject to the anti-takeover provisions of section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder” of ev3, ev3 may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of section 203, “interested stockholder” means, generally, someone owning 15% or more of the outstanding voting stock of ev3 or an affiliate of ev3 that owned 15% or more of the outstanding voting stock of ev3 during the past three years, subject to certain exceptions as described in section 203. Under one such exception, Warburg Pincus does not constitute an “interested stockholder” of ev3.

A large percentage of the outstanding ev3 common stock will continue to be held by insiders, and, as a result, the trading market for the common stock will not be as liquid as the stock of other public companies, and ev3 common stock price could be volatile.

Upon completion of the merger and assuming no exercise of stock options after [     ], 2007, ev3 will have approximately 104.1 million shares of common stock outstanding and approximately 42.5% of the shares will be beneficially owned by directors, executive officers, principal stockholders and their respective affiliates. Companies with a substantial amount of stock held by insiders can be subject to a more volatile stock price. Fluctuations in the price of ev3 common stock could be significant and will likely be impacted by a number of factors, such as:

•	the introduction of new products or product enhancements by ev3 or its competitors;

•	changes in ev3’s growth rate or its competitors’ growth rates;

•	strategic actions by ev3 or its competitors, such as acquisitions or restructurings;

•	ev3’s ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

•	loss of any of key management personnel;

•	disputes or other developments with respect to intellectual property rights;

•	product liability claims or other litigation;

•	public concern as to the safety or efficacy of ev3’s products;

•	the public’s reaction to ev3’s press releases and other public announcements and its filings with the SEC;

•	sales of common stock by ev3, its significant stockholders, executive officers or directors;

•	changes in ev3’s stock market analyst recommendations or earnings estimates regarding ev3 common stock, other comparable companies or its industry generally;

•	changes in expectations or future performance;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to ev3’s business; and

•	changes in health care policy in the United States and internationally, including changes in the availability of third-party reimbursement.

A significant decline in the price of ev3 common stock could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

ev3 does not intend to pay dividends for the foreseeable future.

ev3 has never declared or paid any dividends on its common stock and after the merger ev3 currently intends to retain all of its earnings for the foreseeable future to finance the operation and expansion of its business, and does not anticipate paying any cash dividends in the future. As a result, ev3 stockholders, including former FoxHollow stockholders that hold ev3 common stock as a result of the merger, will only receive a return on their investment in ev3 common stock if the market price of ev3 common stock increases.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information/proxy statement-prospectus contains certain forward-looking information about ev3, FoxHollow and the combined company that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this information/proxy statement-prospectus or may be incorporated into this information/proxy statement-prospectus by reference to other documents and may include statements for the period following the completion of the merger. Representatives of ev3 and FoxHollow may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “ might,” “anticipate,” “continue,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could,” “predict,” “project,” “forecast,” “potential,” “possible” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to statements about the expected benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain conditions to the completion of the merger and whether and when the merger will be consummated. These statements are subject to risks and uncertainties, including the risks described in this information/proxy statement-prospectus under the section “Risk Factors,” and those that are incorporated by reference into this information/proxy statement-prospectus that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements in this information/proxy statement-prospectus or those made by representatives of ev3 and FoxHollow.

Forward-looking statements are not guarantees of performance. These statements are based upon the current beliefs and expectations of management of ev3 and FoxHollow and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated.

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this information/proxy statement-prospectus or made by representatives of ev3 or FoxHollow may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof or, in the case of statements incorporated by reference, on the date of the document incorporated by reference, or, in the case of statements made by representatives of ev3 or FoxHollow, on the date those statements are made. All subsequent written and oral forward-looking statements concerning the merger or the combined company or other matters addressed in this information/proxy statement-prospectus and attributable to ev3 or FoxHollow or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither ev3 nor FoxHollow undertakes any obligation to update or publish revised forward-looking statements to reflect events or circumstances after the date hereof or the date of the forward-looking statements or to reflect the occurrence of unanticipated events.

THE MERGER

The following discussion contains important information relating to the merger. You are urged to read this discussion together with the merger agreement and related documents attached as annexes to this information/proxy statement-prospectus before voting on the merger.

Overview

The merger agreement provides for the merger of Foreigner Merger Sub, Inc., a wholly-owned subsidiary of ev3 that was formed for the purpose of the merger with and into FoxHollow, with FoxHollow surviving the merger and becoming a wholly-owned subsidiary of ev3. The merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware (or at such later time as ev3 and FoxHollow agree and specify in the certificate of merger). The time the merger becomes effective is referred to as the effective time of the merger.

At the effective time of the merger, each share of FoxHollow common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 1.45 shares of ev3 common stock and $2.75 in cash. Alternatively, FoxHollow stockholders may elect to receive either 1.62 shares of ev3 common stock or $25.92 in cash for each share of FoxHollow common stock by making an all-stock or an all-cash election, respectively. Stock and cash elections are subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate. See “The Merger Agreement — Election Procedures” beginning on page 131. As a result, a FoxHollow stockholder making an all-stock or all-cash election may receive a prorated amount of ev3 common stock and cash. FoxHollow stockholders will receive cash in lieu of any fractional shares of ev3 common stock that would have otherwise been received in the merger. See “The Merger Agreement — Fractional Shares” beginning on page 133. ev3 and FoxHollow expect that, upon completion of the merger, the FoxHollow stockholders immediately prior to the merger will own approximately 41% of the outstanding common stock of the combined company on a fully-diluted basis, and the ev3 stockholders immediately prior to the merger will own approximately 59% of the outstanding common stock of the combined company on a fully-diluted basis. See “The Merger Agreement — Merger Consideration” beginning on page 130.

Background of the Merger

Both ev3 and FoxHollow have historically closely monitored the marketplace concerning strategic opportunities to strengthen their respective businesses. Each company has considered possible acquisitions of complementary businesses and technologies that would expand its product offerings and generate additional revenue. As part of this process and because of the common goal of treating peripheral artery disease and the opportunity to achieve both revenue and cost savings synergies as a result of the common current and target customer base of the two companies, beginning in December 2005, James M. Corbett, president and chief executive officer of ev3, had several exploratory telephone conversations and meetings with representatives of Thomas Weisel Partners regarding ev3’s potential interest in a strategic business combination with FoxHollow.

In March 2006, representatives of Thomas Weisel Partners also had several telephone conversations and meetings with John B. Simpson, chief executive officer, Douglas S. Rohlen, president of strategic operations, and Matthew B. Ferguson, chief financial officer, of FoxHollow regarding FoxHollow’s interest in a possible business combination with ev3. Mr. Corbett then met with Dr. Simpson and Messrs. Rohlen and Ferguson, as well as representatives of Thomas Weisel Partners in March 2006, to discuss a possible business combination between ev3 and FoxHollow and the potential cost and revenue synergies that might be achieved by combining the two companies. After several telephone conversations between such individuals, ev3 and FoxHollow determined not to pursue a strategic transaction at that time.

In October 2006, Mr. Corbett contacted Mr. Rohlen to discuss a possible collaboration on clinical research of FoxHollow’s calcium cutting device, the RockHawk, and ev3’s SpideRX embolic protection device. Discussions regarding such a proposed arrangement continued through December 2006 and in the beginning of January 2007, ev3 and FoxHollow announced that they had entered into an agreement to conduct a joint clinical study of FoxHollow’s calcium cutting device, the RockHawk, used with ev3’s SpideRX embolic protection device to seek approval for the treatment of calcified lesions in peripheral artery disease.

During discussions regarding the RockHawk/SpideRX embolic protection device collaboration beginning in November 2006 and continuing until the beginning of February 2007, Mr. Corbett and Mr. Rohlen also discussed the topic of a possible business combination between the two companies. In the beginning of February 2007, ev3 ceased any further discussions with FoxHollow regarding a possible business combination to pursue other corporate initiatives, including, in particular, a secondary public offering of ev3 common stock.

On April 20, 2007, Mr. Corbett called Mr. Rohlen to explore FoxHollow’s interest in reinitiating discussions regarding a possible business combination between ev3 and FoxHollow. During the next several days, Mr. Corbett, Mr. Rohlen and Dr. Simpson had several telephone conversations regarding the possibility of a strategic combination between the two companies. During these conversations, Dr. Simpson suggested that to demonstrate ev3’s serious intent to pursue a business combination, it should submit a letter to the FoxHollow board of directors indicating, in a more formal manner, ev3’s interest in a possible strategic combination with FoxHollow.

On April 24, 2007, the ev3 board of directors held a special meeting by telephone during which Mr. Corbett summarized his conversations with FoxHollow’s management, gave a brief presentation concerning FoxHollow and its business and discussed the potential benefits to ev3 and the ev3 stockholders of a combination between ev3 and FoxHollow. The ev3 board of directors discussed the advantages and disadvantages of such a transaction and determined that Mr. Corbett should send an indication of interest letter to the FoxHollow board of directors. Later that day, Mr. Corbett sent a letter to the FoxHollow board of directors expressing ev3’s interest in pursuing a potential business combination or other strategic alternative with FoxHollow and outlining a few of the benefits of a combined company, including greater scale, a broader product portfolio and a stronger financial position, which would advance the mutual business objectives of both companies.

Later on April 24, 2007, Dr. Simpson sent a letter to Mr. Corbett acknowledging receipt of Mr. Corbett’s letter, indicating that he shared Mr. Corbett’s view on the possible benefits of creating a company with greater scale and stating that ev3’s indication of interest letter would be presented to the FoxHollow board of directors the following day.

On April 25, 2007, at a regularly scheduled meeting, the FoxHollow board of directors reviewed ev3’s indication of interest letter but due to the absence of any specific terms and conditions in the letter, decided not to take any further action.

From April 26, 2007 through April 29, 2007, Mr. Corbett and Mr. Rohlen had several telephone conversations regarding ev3’s interest in a potential business combination with FoxHollow.

On May 1, 2007, a representative of Thomas Weisel Partners contacted Mr. Corbett, informed him that the FoxHollow board of directors believed that ev3’s indication of interest lacked specificity and indicated that any future ev3 proposal should be more detailed and include, at a minimum, a proposed price range.

On May 9, 2007, the ev3 board of directors held a special meeting by telephone and received an update from Mr. Corbett on the status of his discussions with FoxHollow’s management and financial advisor regarding a possible business combination between ev3 and FoxHollow. Banc of America Securities LLC, ev3’s financial advisor, also was present at this meeting and provided the ev3 board of directors with a business and financial overview of FoxHollow. The ev3 board of directors then discussed the specific terms of a proposal to FoxHollow, a draft of which had been previously provided to the ev3 board of directors, and authorized Mr. Corbett to send the proposal to the FoxHollow board of directors.

On May 9, 2007, Mr. Corbett sent the proposal to the FoxHollow board of directors. In the letter, ev3 proposed to offer 1.364 shares of ev3 common stock for each outstanding share of FoxHollow common stock, equating to a transaction price of $26.00 per share, based upon the then 30-day trading average for ev3 common stock. The letter stated that the proposal would remain open until the close of business on May 17,

2007, unless extended by ev3. Later on May 9, 2007 and over the ensuing days, Mr. Corbett and Dr. Simpson had several telephone conversations discussing the details of ev3’s proposal.

On May 10, 2007, at a regularly scheduled meeting, the FoxHollow board of directors discussed the terms of ev3’s proposal. Representatives of Wilson Sonsini Goodrich & Rosati, FoxHollow’s outside legal counsel, advised the FoxHollow board of directors on its fiduciary duties with regard to consideration of ev3’s proposal. The FoxHollow board of directors instructed FoxHollow’s management to prepare certain additional reports for consideration by the FoxHollow board of directors and decided to invite JPMorgan and Thomas Weisel Partners to discuss certain financial matters related to ev3’s proposal and strategic alternatives at a meeting of the FoxHollow board of directors on May 14, 2007.

On May 14, 2007, the FoxHollow board of directors convened a special meeting with certain members of FoxHollow’s senior management, representatives of Wilson Sonsini, JPMorgan and Thomas Weisel Partners. Representatives of JPMorgan and Thomas Weisel Partners, at separate times, provided a review of ev3’s proposal and their preliminary financial analyses and answered questions from board members. The FoxHollow board of directors discussed the presentations made by JPMorgan and Thomas Weisel Partners in further detail. At that time, the FoxHollow board of directors determined to retain JPMorgan to assist the board in reviewing ev3’s proposal in the context of a broad range of strategic alternatives potentially available to the board.

On or about May 21, 2007, Dr. Simpson contacted Mr. Corbett to inform him that the FoxHollow board of directors had considered ev3’s proposal and concluded that over the next few weeks, the FoxHollow board of directors would evaluate ev3’s proposal and a full range of strategic alternatives for FoxHollow.

On June 1, 2007, the FoxHollow board of directors met with FoxHollow’s senior management and representatives of Wilson Sonsini and JPMorgan. JPMorgan and management presented the results of their review of strategic alternatives, including a standalone plan for FoxHollow. The FoxHollow board of directors concluded that FoxHollow should not engage in discussions regarding a potential business combination with ev3 at the time. This communication was subsequently formalized in a written letter to ev3 dated June 8, 2007.

Between June 7, 2007 and June 12, 2007, several telephone conversations took place between Mr. Corbett, Mr. Rohlen and a representative of Thomas Weisel Partners regarding ev3’s most recent proposal.

On June 12, 2007, the ev3 board of directors held a special meeting by telephone to discuss the status of a potential business combination with FoxHollow and the possibility of submitting a revised proposal to the FoxHollow board of directors. The ev3 board of directors formed a special committee, consisting of Mr. Emmitt, Mr. Timbie and Ms. Weatherman, to review and evaluate a proposed business combination with FoxHollow, negotiate with FoxHollow and its representatives concerning such a transaction and make a recommendation to the full ev3 board of directors concerning the transaction.

On June 12, 2007, the special committee of the ev3 board of directors formed earlier that day met to discuss the terms of a revised proposal to FoxHollow. The special committee discussed with ev3’s financial advisor financial aspects of various possible proposals to FoxHollow. The special committee directed Mr. Corbett to prepare and send to FoxHollow a revised proposal offering 1.320 shares of ev3 common stock plus $4.00 in cash for each outstanding share of FoxHollow common stock. The revised proposal reflected a transaction price of $26.50 per share based upon the June 12, 2007 closing sale price of ev3 common stock, and $28.50 per share based upon the then 90-day trading average for ev3 common stock.

On June 13, 2007, Mr. Corbett sent the revised proposal to the FoxHollow board of directors. The letter contained the terms and conditions approved by the ev3 special committee and stated that the revised proposal would remain open until the close of business on June 20, 2007, unless extended by ev3. Later on June 13, 2007, Mr. Corbett contacted Dr. Simpson regarding the revised proposal and requested that ev3 be permitted to make a presentation to the FoxHollow board of directors.

On June 14, 2007, the FoxHollow board of directors convened a special meeting with representatives of Wilson Sonsini. Richard N. Kender, a director of FoxHollow, did not attend the meeting and made it known through internal counsel at Merck & Co., Inc. that he had decided not to participate in any board deliberations on the proposed combination with ev3 and that he would abstain from any vote taken on the matter. Mr. Kender believed that Merck’s contractual rights following a FoxHollow merger, including a right to potentially receive additional payments in connection with a merger in addition to those payable to the remainder of the FoxHollow stockholders created a conflict of interest for him. Representatives of Wilson Sonsini reviewed the fiduciary duties of the FoxHollow board of directors in considering the revised proposal received from ev3 and in the context of ongoing discussions between the parties. The FoxHollow board of directors then discussed ev3’s revised proposal in further detail and decided to further explore the potential transaction and invite Mr. Corbett to make a presentation to the FoxHollow board of directors. The FoxHollow board of directors also discussed the impact of a possible change of control transaction on the collaboration agreement, registration rights agreement and stock purchase agreement between Merck and FoxHollow.

On June 15, 2007, Dr. Simpson contacted Mr. Corbett and invited ev3’s management to make a presentation to the FoxHollow board of directors on June 18, 2007.

On June 15, 2007, the ev3 board of directors held a special meeting by telephone during which Mr. Corbett provided an update on his most recent communications with FoxHollow. Mr. Corbett informed the ev3 board of directors that ev3’s management had been invited to make a presentation to the FoxHollow board of directors to discuss an overview of ev3, ev3’s integration strategy, ev3’s view of proposed synergies and how the combined entity would be governed on a post-transaction basis. The ev3 board of directors discussed possible corporate governance structures of the combined company, including board and committee composition, in light of the current composition of the ev3 and FoxHollow boards of directors and the Marketplace Rules of the NASDAQ Stock Market which, subject to a phase-in period, require ev3 once it is no longer considered a “controlled company” to maintain a board of directors consisting of at least a majority of independent directors and additional board committees consisting solely of independent directors. It was the consensus of the ev3 board of directors that Mr. Corbett should accept the invitation and make a presentation to the FoxHollow board of directors.

On June 18, 2007, ev3 and FoxHollow entered into a mutual confidentiality agreement to facilitate the exchange of more detailed information between the companies to explore further the possibility of a business combination between the two companies.

On June 18, 2007, the FoxHollow board of directors convened a special meeting with certain members of FoxHollow’s senior management and representatives of Wilson Sonsini and JPMorgan. The FoxHollow board of directors first discussed certain matters relating to the proposed transaction. Mr. Corbett, Kevin M. Klemz, senior vice president, secretary and chief legal officer of ev3, and a representative of ev3’s financial advisor, joined the meeting and Mr. Corbett provided a presentation to the FoxHollow board of directors regarding ev3’s business, its historical financial performance, the structure of the proposed transaction between ev3 and FoxHollow, ev3’s view of the strategic rationale and proposed synergies of the transaction, ev3’s integration strategy and possible post-transaction governance structures. Without representatives of ev3’s management or financial advisor present, the FoxHollow board of directors discussed the presentation made by Mr. Corbett and the terms and conditions of a proposed business combination in further detail. Subsequent to the meeting, Dr. Simpson indicated to Mr. Corbett that the FoxHollow board of directors would meet again on June 19, 2007 to discuss the presentation and the status of the proposed transaction in further detail.

On June 19, 2007, the FoxHollow board of directors convened a special meeting with certain members of FoxHollow’s senior management and representatives of Wilson Sonsini and JPMorgan. Representatives of JPMorgan presented certain preliminary financial analyses related to ev3 and FoxHollow based on the proposed amount and mix of cash and stock consideration to be offered to the holders of FoxHollow common stock in connection with the proposed business combination between ev3 and FoxHollow. The FoxHollow board of directors asked members of FoxHollow’s management to provide updates on the business, operations and products of FoxHollow and its prospects as a standalone entity. The FoxHollow board then considered the potential likelihood of other strategic alternatives. FoxHollow’s management and board of directors discussed the potential benefits and risks associated with a business combination with ev3. The FoxHollow board of directors and its advisors discussed the amount of merger consideration and the cash and stock mix of the merger consideration proposed to be offered to the FoxHollow stockholders in ev3’s most recent proposal. The FoxHollow board of directors then discussed a counterproposal to the terms and conditions and authorized Dr. Simpson to communicate the counterproposal to ev3. JPMorgan, Wilson Sonsini and management informed the FoxHollow board of directors of upcoming meetings with ev3’s management to further explore a potential transaction.

On June 20, 2007, the ev3 board of directors held a special meeting by telephone during which Mr. Corbett provided an update on management’s presentation to the FoxHollow board of directors made on June 18, 2007.

On June 21, 2007, the ev3 board of directors held a special meeting by telephone to discuss FoxHollow’s counterproposal, which included the following five points: (i) the transaction would need to be completed and announced no later than July 16, 2007 and the parties’ respective due diligence investigations would need to commence the following week; (ii) an integration committee would need to be formed consisting of members of both the ev3 board of directors and the FoxHollow board of directors and ev3’s and FoxHollow’s senior management; (iii) Dr. Simpson would serve as the combined company’s chief scientist and be a member of the combined company’s board of directors; (iv) the combined company’s board of directors would consist of nine members, five of whom would be designated by ev3 and four of whom would be designated by FoxHollow; each of the combined company’s board committees would include proportionate representation of directors designated by ev3 and FoxHollow; and the board of directors of the combined company would immediately elect a chairman of the board; and (v) the structure of the transaction would be a stock-for-stock merger with no cash component or “caps” or “collars” and an exchange ratio of 1.70 shares of ev3 common stock for each share of FoxHollow common stock, which would cause the ownership of the combined company after the merger to be owned 55% by ev3 current stockholders and 45% by FoxHollow current stockholders. The ev3 board discussed with ev3’s financial advisor financial aspects of ev3’s most recent proposal and FoxHollow’s counterproposal. After further discussion, the ev3 board of directors determined to respond to FoxHollow with a revised proposal, which would consist of the following: (i) although ev3 would strive to work as quickly as possible to achieve the July 16, 2007 announcement date, it would not commit to meeting the date; (ii) a special committee of the ev3 board of directors would be delegated the authority to oversee integration, but would ultimately advise the entire ev3 board of directors on integration matters; (iii) Dr. Simpson would serve as the combined company’s chief scientist and be a member of the combined company’s board of directors; (iv) the combined company’s board of directors would consist of 10 members, six of whom would be designated by ev3 and four of whom would be designated by FoxHollow; each of the combined company’s board committees would include proportionate representation of directors designated by ev3 and FoxHollow and the board of directors of the combined company would immediately elect a chairman of the board who would be selected from ev3’s current board of directors; and (v) the structure of the transaction would be a stock-for-stock merger with no cash component or “caps” or “collars” and an exchange ratio of 1.51 shares of ev3 common stock for each share of FoxHollow common stock. ev3’s revised proposal was relayed to FoxHollow’s financial advisor later that day.

On June 21, 2007, the FoxHollow board of directors convened a special meeting with representatives of Wilson Sonsini to receive an update on the status of negotiations with ev3 and discussed the transaction in greater detail.

Later that day, representatives of JPMorgan informed representatives of ev3’s financial advisor that in the view of FoxHollow’s management ev3’s most recent proposal was too low and had not been presented to the FoxHollow board of directors by FoxHollow’s management. Representatives of JPMorgan indicated that the FoxHollow board of directors had instructed JPMorgan to inform ev3 that the FoxHollow board of directors would consider a proposal that reflected either of the following alternatives: an exchange ratio of 1.50 shares of ev3 common stock for each FoxHollow share of common stock plus $2.00 per share or an exchange ratio of 1.60 with no cash.

On June 21, 2007, the special committee of the ev3 board of directors held a special meeting by telephone to receive an update on discussions between the parties’ respective financial advisors held earlier that day. The special committee considered, with the assistance of ev3’s financial advisor, a revised proposal by ev3 that would include an exchange ratio of 1.45 shares of ev3 common stock plus $2.50 in cash for each outstanding share of FoxHollow common stock. The special committee determined to recommend to the ev3 board of directors to approve a revised proposal by ev3 representing such terms.

On June 22, 2007, in accordance with the directives of the special committee of the ev3 board of directors, representatives of ev3’s financial advisor discussed with FoxHollow’s financial advisor the most recent proposal by ev3 and counterproposal by FoxHollow.

On June 22, 2007, the FoxHollow board of directors convened a special meeting with representatives of Wilson Sonsini and JPMorgan. Representatives of JPMorgan reported on ev3’s response to the counterproposal made by the FoxHollow board of directors and then informed the FoxHollow board of the revised proposal from ev3. The FoxHollow board of directors discussed the two options under the most recent proposal from ev3 and authorized representatives of JPMorgan to communicate on behalf of FoxHollow another counterproposal to ev3 of 1.45 shares of ev3 common stock for each outstanding share of FoxHollow common stock plus $3.00 in cash.

On June 23, 2007, the ev3 board of directors held a special meeting by telephone to receive an update of the most recent discussions between the respective financial advisors of ev3 and FoxHollow. Representatives of ev3’s financial advisor communicated FoxHollow’s most recent counterproposal of 1.45 shares of ev3 common stock for each outstanding share of FoxHollow common stock plus $3.00 in cash and a commitment to announce publicly the transaction by July 16, 2007. The ev3 board of directors determined to propose to FoxHollow a cash component of $2.75 in addition to 1.45 shares of ev3 common stock for each share of FoxHollow common stock. This proposal was subsequently relayed to FoxHollow’s financial advisor.

On June 23, 2007, the FoxHollow board of directors convened a special meeting with representatives of Wilson Sonsini and JPMorgan. Representatives of JPMorgan communicated to the FoxHollow board of directors ev3’s most recent proposal of 1.45 shares of ev3 common stock for each outstanding share of FoxHollow common stock plus $2.75 in cash. The FoxHollow board of directors considered that the most recent proposal from ev3 represented a premium of 26% to the 30-day trailing average closing price of FoxHollow common stock and an implied ownership of FoxHollow stockholders of the combined company of 41%, authorized FoxHollow’s management to continue discussions with ev3’s management and to proceed with due diligence and negotiation of definitive documents representing the terms contained in ev3’s most recent proposal.

On June 24, 2007, after several telephone conversations among ev3’s and FoxHollow’s respective management and financial advisors, ev3 and FoxHollow determined to work towards a proposed transaction structured as a merger in which the FoxHollow stockholders would receive 1.45 shares of ev3 common stock plus $2.75 in cash for each outstanding share of FoxHollow common stock they own or alternatively could make an all-cash or all-stock election, subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate.

On June 25, 2007, the FoxHollow board of directors convened a special meeting with certain members of FoxHollow’s senior management to review the substance of the management presentations and financial information that would be supplied the following day to ev3. The FoxHollow board of directors discussed certain governance issues relating to the combined company’s board of directors and its committees. The FoxHollow board of directors also discussed and approved an engagement letter with JPMorgan and the terms of a consulting agreement with John Walker, an individual whom the company was considering retaining as a new CEO should the transaction not be pursued. Mr. Walker was retained, in part, for purposes of assessing the terms and conditions of the merger, potential synergies and integration issues. The FoxHollow board of directors also discussed whether to retain Thomas Weisel Partners as a second financial advisor and the terms and conditions upon which an engagement with Thomas Weisel Partners would be acceptable.

On June 25, 2007, ev3 and FoxHollow agreed upon certain procedures involved in connection with their respective due diligence investigations. Thereafter, ev3 management and other representatives of ev3, including representatives of the law firm of Oppenheimer Wolff & Donnelly LLP, outside counsel to ev3, began performing due diligence on FoxHollow. At the same time, representatives of FoxHollow and Wilson Sonsini began performing due diligence on ev3.

On June 26, 2007, each company’s respective management made a presentation to the other company regarding its business, its historical financial performance, the structure of the proposed transaction between ev3 and FoxHollow, each company’s view of the strategic rationale and synergies of the transaction, integration strategy and proposed post-transaction governance structure. Representatives of Oppenheimer Wolff & Donnelly, Banc of America Securities, Wilson Sonsini and JPMorgan also attended these presentations.

During the evening on June 26, 2007, the special committee of the ev3 board of directors held a special meeting by telephone to receive an update on the status of the proposed transaction with FoxHollow. Mr. Corbett summarized the meetings that had taken place with FoxHollow’s management earlier that day.

On June 27, 2007, the ev3 board of directors held a special meeting by telephone to receive an update on the status of the transaction with FoxHollow and to remind the ev3 board of directors of its fiduciary duties under Delaware law in connection with its consideration of the proposed transaction with FoxHollow. Mr. Corbett provided an update concerning the diligence meetings with FoxHollow representatives that had taken place earlier in the day.

On June 27, 2007, members of management from ev3 and FoxHollow met with their counterparts in smaller meetings for the purpose of each business unit conducting further due diligence and agreeing on a form of due diligence request list that would serve as the basis for gathering documents in virtual data rooms.

From June 27, 2007 to July 18, 2007, ev3 and FoxHollow continued to conduct their due diligence on a proposed business combination through the exchange of documents and a series of interviews and discussions between counterparts in various business units. During the due diligence process, the parties continued to discuss the potential synergies that could be realized by combining the companies, the benefits and risks of a combined company, corporate governance and board composition matters, and employee retention and integration challenges. The parties and their representatives negotiated the terms and conditions of the transaction, and exchanged several drafts of the merger agreement and the related documents, while continuing to conduct mutual financial, legal and other customary due diligence on each other.

On July 6, 2007, the ev3 board of directors held a special meeting by telephone to provide an update regarding the status of ev3’s due diligence investigation of FoxHollow and discuss the potential composition of the ev3 board of directors after the completion of the proposed transaction with FoxHollow. Mr. Corbett provided an update regarding the status of ev3’s due diligence investigation of FoxHollow. A discussion then took place regarding the potential composition of the ev3 board of directors after the completion of the transaction. It was the consensus of the board that the following directors would be proposed for the combined company board of directors: John K. Bakewell, James M. Corbett, Richard R. Emmitt, Daniel J. Levangie, Thomas E. Timbie and Elizabeth H. Weatherman. The board also discussed a provision in the draft merger agreement requiring the combined company board of directors to elect a chairman of the board and discussed the advantages and disadvantages to having the roles of chairman of the board and chief executive officer position held by the same director. It was the consensus of the board that Mr. Corbett should be elected chairman of the board effective upon completion of the transaction.

On July 11, 2007, representatives of ev3, FoxHollow, Wilson Sonsini and Merck & Co., Inc. met to discuss the proposed business combination between ev3 and FoxHollow and its effect on the collaboration agreement between FoxHollow and Merck.

On July 14, 2007, FoxHollow formally retained Thomas Weisel Partners as an outside financial advisor to provide various services relating to the planning, execution and closing of a business combination transaction with ev3, including rendering a second fairness opinion to the FoxHollow board of directors in connection with the merger.

On July 18, 2007, the ev3 board of directors met in New York City at the offices of Warburg Pincus. Mr. Corbett opened the meeting by summarizing the then current status of deal negotiations, developments since the board had last met, open due diligence items and points in the merger agreement that were still subject to negotiation. Various members of senior management of ev3 provided a detailed overview of FoxHollow’s business, the results of the due diligence review of FoxHollow, a financial review and analysis of the transaction, the strategic benefits of the possible transaction, the risks associated with the possible transaction, their recommendation with respect to the transaction and plans to integrate the two businesses. ev3’s financial advisor reviewed financial aspects of the proposed transaction. A discussion took place among the members of the ev3 board of directors concerning the possible transaction, including a discussion of the expected strategic benefits, including synergies expected to be derived, financial aspects and the risks of the proposed transaction. At the conclusion of the meeting, the ev3 board of directors expressed their continued support for the proposed transaction and authorized management to continue negotiations with FoxHollow to seek to resolve the remaining outstanding issues.

On July 18, 2007, the FoxHollow board of directors convened a special meeting with FoxHollow senior management, Wilson Sonsini, FoxHollow’s independent auditors, JPMorgan and Thomas Weisel Partners. John Walker also attended the meeting. Representatives of Wilson Sonsini discussed with the FoxHollow board of directors the fiduciary duties applicable to the proposed transaction between ev3 and FoxHollow. Members of FoxHollow management provided the FoxHollow board of directors with a review of the due diligence findings and their opinions relating to the benefits and risks of the proposed business combination and reported on their assessment of the potential synergies that could be realized by combining the companies. Representatives of Wilson Sonsini then reviewed and discussed in detail the terms and conditions of the proposed merger agreement and related agreements, which included a review of the structure of the merger, the cash and stock mix of the merger consideration and the ability of the FoxHollow stockholders to make an election with respect to the form of merger consideration, corporate governance matters, board composition, operating covenants, closing conditions, fiduciary rights under the proposed agreement and break-up fees. The FoxHollow board of directors discussed the merger agreement and related agreements in further detail. Representatives of JPMorgan then provided their preliminary financial analysis of the proposed merger consideration to the FoxHollow board of directors. The FoxHollow board of directors also considered the potential likelihood of other strategic transactions.

From July 18, 2007 to July 20, 2007, representatives from Wilson Sonsini and Oppenheimer Wolff & Donnelly continued to negotiate the terms and conditions of the merger agreement, including in particular the representations and warranties of the two parties, the non-solicitation provision and the termination fee provisions, the Merck amendment, waiver, consent and assumption agreement and the voting agreement. The parties reached an agreement on requiring the independent directors of the combined company after the merger to have regularly scheduled meetings and to appoint a lead director to call and lead such meetings.

On July 20, 2007, ev3 and FoxHollow management and each of their respective legal counsel and financial advisors participated in several conference calls to resolve the remaining open points in the merger agreement and to finalize the merger agreement and other proposed definitive documentation.

On July 20, 2007, the ev3 board of directors held a special meeting by telephone to consider the proposed transaction with FoxHollow. Mr. Corbett summarized the then current status of deal negotiations and developments since the board had last met. Mr. Klemz summarized the principal deal terms for the members of the ev3 board of directors focusing, in particular, on changes to those terms since the meeting held by the ev3 board of directors on July 18, 2007. A discussion of the transaction followed this review. Banc of America Securities reviewed with the ev3 board of directors its financial analysis of the merger consideration and delivered to the ev3 board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated July 20, 2007, as described under “Opinion of Financial Advisor to ev3,” to the effect that, as of that date and based on and subject to various assumptions, procedures, factors and limitations described in its opinion, the merger consideration to be paid by ev3 was fair, from a financial point of view, to ev3. A representative of Oppenheimer Wolff & Donnelly summarized the proposed resolutions for the ev3 board of directors and reviewed with the ev3 board of directors its fiduciary duties applicable to the proposed transaction. At the conclusion of this discussion, the directors present unanimously determined that the merger and the other transactions contemplated thereby were fair to, and in the best interests, of ev3 and the ev3 stockholders. The directors present voted unanimously to approve and adopt all of the resolutions, including the approval of the merger and the approval and adoption of the merger agreement and the transactions contemplated thereby and the approval of an amendment to ev3’s certificate of incorporation to increase the number of authorized shares of common stock effective immediately prior to the effective time of the merger. The ev3 board of directors authorized ev3’s management to solicit the written consent of Warburg Pincus and Vertical Fund I, L.P. and Vertical Fund II, L.P. to approve the issuance of ev3 shares in the merger and the amendment to ev3’s certificate of incorporation to increase the number of authorized shares of common stock. The only ev3 director who was not at the meeting subsequently approved and ratified these actions of the board by virtue of unanimous written consent resolutions that were later executed by all of the ev3 board members.

On July 20, 2007, ev3 obtained the written consent of Warburg Pincus and Vertical Fund to approve the issuance of ev3 shares in the merger and the amendment to ev3’s certificate of incorporation to increase the number of authorized shares of common stock.

On July 20, 2007, the FoxHollow board of directors convened a special meeting with members of FoxHollow senior management, Wilson Sonsini, JPMorgan and Thomas Weisel Partners. All of the directors, except for Richard N. Kender, were in attendance either in person or by teleconference. The FoxHollow board of directors first reviewed the responses to information they had requested at their prior meeting on July 18, 2007. John Walker then provided his assessment of the merger to FoxHollow. Representatives of Wilson Sonsini then updated the FoxHollow board of directors on changes made to the merger agreement and related agreements since the last meeting and reviewed resolutions approving the merger, the merger agreement and the related agreements with the FoxHollow board of directors. At different times during the special meeting of the FoxHollow board of directors, representatives of JPMorgan provided an update to their preliminary presentation initially provided on July 18, 2007, and Thomas Weisel Partners provided their valuation analysis presentation to the FoxHollow board of directors. Members of the FoxHollow board of directors asked certain questions of both JPMorgan and Thomas Weisel Partners. At the conclusion of each of their respective presentations, each of JPMorgan and Thomas Weisel Partners rendered to the FoxHollow board of directors its oral opinion (each of which opinions was later confirmed in writing) as described under “— Opinions of Financial Advisors to FoxHollow” to the effect that as of the date of their opinions, and subject to and based upon the factors, assumptions, limitations and qualifications set forth in the opinions, the aggregate merger consideration to be received by the holders of FoxHollow common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. The FoxHollow board of directors then reviewed an analysis performed by the corporation’s compensation consultant regarding the impact of change of control acceleration on options and restricted stock awards belonging to officers of FoxHollow. Following review and discussion among the FoxHollow board of directors, it was determined that the resolutions approving the merger would be considered separately from the merger implementing resolutions. All directors, except for Mr. Kender, who abstained from any vote on the business combination with ev3, and Sanford Fitch, approved the terms of the merger, the merger agreement and the related agreements and determined that they were advisable and in the best interests of FoxHollow and its stockholders. The same directors resolved to recommend these matters to the FoxHollow stockholders for their approval and authorized FoxHollow’s management to take certain actions in connection with execution of the merger agreement and related agreements. Mr. Fitch indicated that he was opposing the merger because he believed that in the long term, FoxHollow’s prospects as a standalone company, with a new chief executive officer would be more favorable than the merger with ev3. All directors, including Mr. Fitch but excluding Mr. Kender who abstained from voting on the matter, approved the resolutions implementing the merger.

Each party conveyed the results of its respective board meeting to the other. Thereafter, ev3, Oppenheimer Wolff & Donnelly, FoxHollow and Wilson Sonsini finalized the merger agreement and the amendment, waiver, consent and assumption agreement with Merck, the voting agreement with Merck and the voting agreement with certain directors and officers of FoxHollow. On the evening of July 21, 2007, ev3 and FoxHollow executed the merger agreement, Merck and certain directors and executive officers of FoxHollow executed voting agreements and ev3, FoxHollow and Merck executed the amendment, waiver, consent and assumption agreement.

On July 22, 2007, ev3 and FoxHollow issued a joint press release announcing the transaction.

ev3 Reasons for the Merger

In evaluating the merger, the ev3 board of directors consulted with ev3’s management, as well as with ev3’s legal and financial advisors, and, in reaching its decision to approve the merger and enter into the merger agreement, considered a number of factors, including the following factors which the ev3 board of directors viewed as generally supporting its decision to approve the merger and the merger agreement.

Strategic Considerations.  The ev3 board of directors considered a number of factors pertaining to the strategic rationale for the merger that supported its decision to approve the merger and enter into the merger agreement, including the following:

•	both ev3 and FoxHollow have a strong commitment to advancing the treatment of peripheral disease, and as a result of the merger, the combined company will become one of the leading companies focused on the treatment of peripheral disease;

•	the combined company’s product portfolio will include a broad spectrum of technologically advanced products to treat vascular disease in both the peripheral and neurovascular markets, including FoxHollow’s atherectomy and thrombectomy products and ev3’s PTA balloons, stents, embolic protection devices, infusion catheters/wires, embolic coils and liquid embolics, which will allow the combined company to offer a more comprehensive and better integrated set of endovascular products to its customers;

•	the combined company will have a larger, more geographically dispersed sales organization, including one of the largest U.S. distribution footprints in endovascular devices and direct operations or independent distributor presence in over 60 countries;

•	the combined company will bring together two experienced and complementary sales forces with well-established physician relationships which, combined with the broader platform of products, should provide significant cross-selling synergies and lead to increased revenue and greater sales force productivity;

•	the combined company will be able to leverage ev3’s strong international presence to increase sales of FoxHollow’s SilverHawk Plaque Excision System globally;

•	the combined company will have more resources and expertise and be better capitalized and positioned to leverage its capital to grow its businesses and respond more quickly to technological and industry changes and competitive pressures in the endovascular marketplace;

•	the combined company will have improved cash flow, which should create added resources to fund ongoing, focused research and development programs, future technology innovations and clinical studies, and will be better positioned to grow through external initiatives, if and when such opportunities should arise;

•	the combined company will be approximately twice as large in terms of revenues as either FoxHollow or ev3 prior to the merger and will be better able to generate improved long-term operating and financial results;

•	the transaction is expected to generate approximate annual cost savings in excess of $40 million from enhanced efficiency of sales and marketing efforts, increased purchasing scale, sourcing and logistics efficiencies and shared administrative services; and

•	FoxHollow’s collaborative relationship with Merck, which the combined company intends to maintain, should further enhance the combined company’s innovative technologies to help address peripheral vascular and neurovascular disease.

Financial Considerations.  The ev3 board of directors considered a number of financial factors pertaining to the merger that supported its decision to approve the merger and enter into the merger agreement, including the following:

•	information concerning the financial performance, financial condition, business and prospects of ev3 as a separate entity and on a combined basis with FoxHollow, including their revenues, their complementary products and technologies, sales forces and the potential for revenue enhancement and cost savings;

•	information concerning the recent and past stock price performance of ev3 common stock and FoxHollow common stock, as well as views of equity analysts regarding the two companies;

•	the prices paid in comparable transactions involving other medical technology companies, as well as the trading performance of the stock of comparable companies in the industry;

•	the merger consideration represented a premium to the FoxHollow stockholders of approximately 20.4% based on the average closing prices of each company’s stock on the NASDAQ Global Select Market for the 30-day period prior to and including July 20, 2007, the last trading day before the merger was publicly announced, and that the exchange ratio and cash merger consideration is fixed, which the ev3 board of directors believed was consistent with market practice for mergers of this type and with the strategic purpose of the merger;

•	the primarily stock-based merger consideration, which preserves the financial strength of the combined company for continued business investment;

•	ev3 stockholders will hold approximately 59% of the outstanding shares of the combined company after the merger; and

•	the combined company, with its greater capitalization, is expected to obtain additional interest and coverage from the financial community providing increased access to capital if needed and provide the combined company’s stockholders with increased liquidity.

Governance Considerations.  The ev3 board of directors considered a number of governance factors pertaining to the merger as supporting its decision to approve the merger and enter into the merger agreement, including the following:

•	the board of directors of the combined company will be comprised of 10 directors, six of whom will be designated by ev3 and four of whom will be designated by FoxHollow;

•	James M. Corbett, the current chairman of the board, president and chief executive officer of ev3, will become the chairman of the board, president and chief executive officer of the combined company;

•	the combined company’s headquarters will be located in Plymouth, Minnesota; and

•	a strong management team to be drawn from both ev3 and FoxHollow will manage the combined company, there is a complementary cultural fit and organizational structure of both companies and management of ev3 and FoxHollow will integrate and obtain benefits from previous business combinations.

Tax Considerations.  The ev3 board of directors considered the ability to complete the merger as a reorganization for U.S. federal income tax purposes with the FoxHollow stockholders being taxed on an amount not to exceed the cash portion of the merger consideration that they receive. The ev3 board of directors also considered the ability of the combined company after the merger to use and the amount of ev3’s and FoxHollow’s net operating losses.

Due Diligence.  The ev3 board of directors considered the results of ev3’s due diligence review of FoxHollow.

Other Potential Strategic Opportunities.  The ev3 board of directors considered an assessment of other potential strategic opportunities and alternatives to the merger, including development opportunities and other possible merger or acquisition alternatives, and the determination that the merger with FoxHollow was the best strategic fit and presented a unique opportunity to enhance and expand ev3’s operations and product offerings and best positioned ev3 for future growth.

Opinion of Financial Advisor.  The ev3 board of directors considered the opinion of Banc of America Securities, and its financial presentation, dated July 20, 2007, to the ev3 board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to ev3 of the merger consideration to be paid by ev3, as more fully described below in the section entitled “Opinion of Financial Advisor to ev3.”

Terms of Merger Agreement.  The ev3 board of directors considered that the terms of the merger agreement are reasonable, including:

•	the structure of the merger and the level of certainty provided by the fixed exchange ratio as to the aggregate number of shares of ev3 common stock to be issued to FoxHollow stockholders and the percentage of the total shares of ev3 common stock that current FoxHollow stockholders will own after the merger;

•	the provisions in the merger agreement that prohibit FoxHollow from soliciting other acquisition offers;

•	the circumstances under which a termination fee and expenses are payable by FoxHollow to ev3 under the merger agreement and the nature of the negotiating process that resulted in the termination fee provisions;

•	the provisions in the merger agreement that permit ev3, on the terms and subject to the conditions of the merger agreement, to provide material non-public information to, engage in negotiations with and enter into an acquisition agreement with, a third party that makes a “non-disruptive ev3 sale proposal” to ev3 that expressly states that such third party, as part of the acquisition proposal to ev3, intends to honor, and cause ev3 to honor, the obligations of ev3 pursuant to the merger agreement;

•	the conditions to completion of the merger, and in particular the likelihood of obtaining the necessary regulatory and stockholder approvals; and

•	the execution of voting agreements by Merck and substantially all of FoxHollow’s directors and officers, who collectively held approximately 31.7% of the outstanding shares of FoxHollow common stock as of the close of business on July 20, 2007, pursuant to which such stockholders agreed to vote their shares of FoxHollow common stock in favor of the merger agreement and against certain transactions or actions that would delay, prevent or nullify the merger or the transactions contemplated thereby.

Regulatory Approvals.  The ev3 board of directors considered the regulatory approvals required to complete the merger, including expiration or termination of any waiting period or extension thereof under the HSR Act, and the belief of ev3’s management that the merger would be approved by the requisite authorities, without the imposition of conditions to preclude or materially diminish the benefits expected from the merger, and would otherwise be completed in accordance with the terms of the merger agreement.

The ev3 board of directors weighed these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the merger, including without limitation the following material factors:

•	the risk that anticipated cost savings, operational synergies and other benefits sought in the merger might not be fully realized;

•	the time, effort and costs involved in integrating the management teams, strategies, cultures and organizations of the two companies, including the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the inability of ev3 to terminate the merger agreement in favor of certain alternative business combinations to the merger, even though such alternative business combinations may be in the best interests of ev3 and its stockholders;

•	the risk that the per share value of the consideration to be paid in the merger to the FoxHollow stockholders could increase significantly from the value prior to the announcement of the merger agreement because the exchange ratio will not be adjusted for changes in the market price of ev3 common stock or FoxHollow common stock;

•	the possibility that the merger might not be completed or might be unduly delayed and the potential adverse consequences if the merger is not completed or is delayed;

•	the effect of the public announcement of the merger on ev3’s and FoxHollow’s respective stock prices;

•	the substantial costs to be incurred in connection with the merger, including the costs of integrating the businesses of ev3 and FoxHollow and retaining key personnel and the transaction expenses arising from the merger, such as certain change of control payments that may be required to be made to directors, officers and other employees of FoxHollow;

•	the risk that, despite ev3’s efforts and the efforts of FoxHollow after the merger, the combined company may lose key personnel;

•	the risk that the restrictions on the conduct of ev3’s business during the period between the signing of the merger agreement and the completion of the merger may negatively impact ev3’s business;

•	litigation risks associated with the transaction or with the combination of the two companies; and

•	the other risks of the type and nature described under “Risk Factors.”

After consideration of these factors, the ev3 board of directors determined that these risks could be mitigated or managed by ev3 or FoxHollow or by the combined company following the merger, were reasonably acceptable under the circumstances or, in light of the anticipated benefits, the risks were unlikely to have a materially adverse impact on the merger or on the combined company following the merger, and that, overall, these risks were significantly outweighed by the potential benefits of the merger.

Although this discussion of the information and factors considered by the ev3 board of directors is believed to include the material factors considered by the ev3 board of directors, it is not intended to be exhaustive and may not include all of the factors considered by the ev3 board of directors. In reaching its determination to approve the merger and approve and adopt the merger agreement, the ev3 board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger and the merger agreement are advisable and fair to and in the best interests of ev3 and the ev3 stockholders. Rather, the ev3 board of directors based its position and determination on the totality of the information presented to and factors considered by it. In addition, individual members of the ev3 board of directors may have given differing weights to different factors.

In considering the determination by the ev3 board of directors that the merger and the merger agreement are advisable and fair to and in the best interests of ev3 and the ev3 stockholders, you should be aware that certain ev3 directors and officers have arrangements that may cause them to have interests in the transaction that are different from, or are in addition to, the interests of ev3 stockholders generally. See “Interests of ev3 Directors and Executive Officers in the Merger” beginning on page 84.

Opinion of Financial Advisor to ev3

ev3 has retained Banc of America Securities to act as ev3’s financial advisor in connection with the merger. Banc of America Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. ev3 selected Banc of America Securities to act as ev3’s financial advisor in connection with the merger on the basis of Banc of America Securities’ experience in transactions similar to the merger, its reputation in the investment community and its familiarity with ev3.

On July 20, 2007, at a meeting of the ev3 board of directors held to evaluate the merger, Banc of America Securities delivered to the ev3 board of directors an oral opinion, which was confirmed by delivery of a written opinion, dated July 20, 2007, to the effect that, as of the date of the opinion and based on and subject to various assumptions, procedures, factors and limitations described in its opinion, the merger consideration to be paid by ev3 was fair, from a financial point of view, to ev3.

The full text of Banc of America Securities’ written opinion to the ev3 board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D to this information/proxy statement-prospectus and is incorporated by reference in its entirety into this information/proxy statement-prospectus. Holders of ev3 common stock are encouraged to read the opinion carefully in its entirety. The following summary of Banc of America Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. Banc of America Securities delivered its opinion to the ev3 board of directors for the benefit and use of the ev3 board of directors in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. Banc of America Securities’ opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger.

In connection with rendering its opinion, Banc of America Securities:

•	reviewed certain publicly available financial statements and other business and financial information of FoxHollow and ev3, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning FoxHollow and ev3, respectively;

•	reviewed certain financial forecasts relating to FoxHollow prepared by FoxHollow’s management, which we refer to as the FoxHollow management forecasts, and certain adjustments to the FoxHollow management forecasts prepared by ev3’s management, which we refer to as the FoxHollow adjusted forecasts, and discussed with ev3’s management its assessments as to the relative likelihood of achieving the future financial results reflected in the FoxHollow management forecasts and the FoxHollow adjusted forecasts;

•	reviewed certain financial forecasts relating to ev3 prepared by ev3’s management, which we refer to as the ev3 forecasts;

•	reviewed and discussed with senior executives of ev3 information relating to certain revenue enhancements and cost savings, which collectively we refer to as the synergies, expected by ev3’s management to result from the merger;

•	discussed FoxHollow’s past and current operations, financial condition and prospects with senior executives of ev3 and FoxHollow, and discussed ev3’s past and current operations, financial condition and prospects with senior executives of ev3;

•	discussed with ev3’s management its assessments as to FoxHollow’s existing and future relationship, agreements and arrangements with Merck and ev3’s ability to maintain such relationship, agreements and arrangements;

•	reviewed the reported prices for FoxHollow common stock and ev3 common stock, individually and in comparison with one another;

•	reviewed the potential pro forma financial impact of the merger on ev3’s future financial performance, including the potential effect on ev3’s estimated earnings per share;

•	compared the financial performance of FoxHollow and ev3, respectively, with that of certain other publicly traded companies that Banc of America Securities deemed relevant;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of certain other business combination transactions that Banc of America Securities deemed relevant;

•	reviewed the relative contributions of FoxHollow and ev3 to certain financial data of the combined company;

•	participated in discussions and negotiations among representatives of ev3, FoxHollow and their respective advisors;

•	reviewed a draft of the merger agreement that was available to Banc of America Securities on July 20, 2007; and

•	performed such other analyses and considered such other factors as Banc of America Securities deemed appropriate.

In arriving at its opinion, Banc of America Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by it. With respect to the FoxHollow management forecasts, Banc of America Securities assumed, upon FoxHollow’s advice, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of FoxHollow’s management as to FoxHollow’s future financial performance. With respect to the FoxHollow adjusted forecasts, the ev3 forecasts and the synergies, Banc of America Securities assumed, at ev3’s direction, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of ev3’s management as to FoxHollow’s and ev3’s future financial performance and the other matters covered by the FoxHollow adjusted forecasts, the ev3 forecasts and the synergies and, based on the assessments of ev3’s management as to the relative likelihood of achieving the future financial results reflected in the FoxHollow management forecasts and the FoxHollow adjusted forecasts, Banc of America Securities relied, at ev3’s direction, on the FoxHollow adjusted forecasts in performing its analyses. In addition, Banc of America Securities assumed, at ev3’s direction, that the synergies would be realized in the amounts and at the times projected.

Banc of America Securities relied, at ev3’s direction, upon the assessments of ev3’s management as to FoxHollow’s existing and future relationship, agreements and arrangements with Merck and ev3’s ability to maintain such relationship, agreements and arrangements, and assumed, at ev3’s direction, that the merger would not adversely impact such relationship, agreements and arrangements. Banc of America Securities did not make any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of FoxHollow or ev3, nor was Banc of America Securities furnished with any such valuations or appraisals. Banc of America Securities assumed, at ev3’s direction, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of section 368(a) of the Internal Revenue Code of 1986, as amended. Banc of America Securities also assumed, at ev3’s direction, that the final executed merger agreement would not differ in any material respect from the draft of the merger agreement reviewed by Banc of America Securities and further assumed, with ev3’s consent, that the merger would be consummated as provided in the draft agreement with full satisfaction of all covenants and conditions set forth in the draft agreement and without any waivers. In addition, Banc of America Securities assumed, with ev3’s consent, that all governmental and third party consents, approvals and agreements necessary for the consummation of the merger would be obtained without any adverse effect on ev3, FoxHollow or the contemplated benefits of the merger to ev3.

Banc of America Securities expressed no view or opinion as to any terms or aspects of the merger, other than the merger consideration to the extent expressly specified in its opinion, including, without limitation, the form or structure of the merger. In addition, no view or opinion was expressed as to the relative merits of the merger in comparison to other transactions available to ev3 or in which ev3 might engage or as to whether any transaction might be more favorable to ev3 as an alternative to the merger, nor did Banc of America Securities express any opinion as to the underlying business decision of the ev3 board of directors to proceed with or effect the merger. Banc of America Securities did not express any opinion as to what the value of ev3 common stock actually would be when issued or the prices at which ev3 common stock or FoxHollow common stock might trade at any time. Except as described above, ev3 imposed no other limitations on the investigations made or procedures followed by Banc of America Securities in rendering its opinion.

Banc of America Securities’ opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Banc of America Securities as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Banc of America Securities did not assume any obligation to update, revise or reaffirm its opinion.

The following represents a brief summary of the material financial analyses presented by Banc of America Securities to the ev3 board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Banc of America Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Banc of America Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Banc of America Securities. For purposes of the “FoxHollow Financial Analyses” summarized below, the “implied per share merger consideration value” refers to the implied per share value of the merger consideration of $25.92 based on the cash election consideration of $25.92 and the implied value, utilizing the closing price of ev3 common stock on July 20, 2007, of the stock election consideration of 1.62 shares of ev3 common stock and the mixed election consideration of 1.45 shares of ev3 common stock and $2.75 in cash. For purposes of the “Implied Equity Ownership Analyses” summarized below, the “aggregate pro forma equity ownership of the FoxHollow stockholders based on the merger consideration” refers to the 41.3% pro forma equity ownership percentage of FoxHollow common stock immediately upon consummation of the merger based on the aggregate stock portion of the merger consideration.

FoxHollow Financial Analyses

Selected Publicly Traded Companies Analysis.  Banc of America Securities reviewed publicly available financial and stock market information for FoxHollow and the following 12 mid-capitalization interventional and other medical technology companies and five large capitalization interventional medical technology companies:

Mid-Cap Interventional and	Large Cap Interventional
Other Medical Technology Companies	Medical Technology Companies

• AngioDynamics, Inc.	• Boston Scientific Corporation
• Angiotech Pharmaceuticals, Inc.	• C.R. Bard, Inc.
• Biosite Incorporated	• Edwards Life Sciences Corporation
• Cyberonics, Inc.	• Medtronic, Inc.
• Greatbatch, Inc.	• St. Jude Medical, Inc.
• Integra LifeSciences Holdings Corporation
• Kensey Nash Corporation
• LeMaitre Vascular, Inc.
• Merit Medical Systems, Inc.
• The Spectranetics Corporation
• Vascular Solutions, Inc.
• Volcano Corporation

Banc of America Securities reviewed, among other things, enterprise values of the selected publicly traded companies, calculated based on closing stock prices on July 20, 2007 (with the exception of Biosite Incorporated, for which enterprise value was calculated based on Biosite’s closing stock price on March 23, 2007, the last trading day prior to the initial public announcement of the sale of Biosite), plus debt, minority interests and preferred stock, less cash and cash equivalents, as a multiple of calendar years 2007 and 2008 estimated revenue. Banc of America Securities then applied a range of selected multiples of calendar years 2007 and 2008 estimated revenue derived from the selected publicly traded companies to corresponding data of FoxHollow. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates. Estimated financial data of FoxHollow were based on the FoxHollow adjusted forecasts. This analysis indicated the following implied per share equity reference ranges for FoxHollow, as compared to the implied per share merger consideration value:

Implied Per Share Equity Reference
Ranges for FoxHollow		Implied Per Share Merger
Calendar Year 2007E Revenue	Calendar Year 2008E Revenue	Consideration Value

$22.66 - $31.19	$21.03 - $30.66	$25.92

No company used in this analysis is identical or directly comparable to FoxHollow. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which FoxHollow was compared.

Selected Precedent Transactions Analysis.  Banc of America Securities reviewed, to the extent publicly available, financial information relating to the following 15 selected transactions involving companies in the medical technology industry:

Announcement Date	Acquiror	Target

July 2007	ReAble Therapeutics Finance LLC	DJO Incorporated
April 2007	Greatbatch, Inc.	Enpath Medical, Inc.
April 2007	Inverness Medical Innovations, Inc.	Biosite Incorporated
January 2007	Advanced Medical Optics, Inc.	IntraLase Corp.
June 2006	American Medical Systems Holdings, Inc.	Laserscope
June 2006	The Blackstone Group L.P.	Encore Medical Corporation
April 2006	Abbott Laboratories	Guidant Corporation (vascular business)
February 2006	Terumo Corporation	MicroVention, Inc.
February 2006	Angiotech Pharmaceuticals, Inc.	American Medical Instruments Holdings, Inc.
November 2005	Allergan, Inc.	Inamed Corporation
October 2005	ev3	Micro Therapeutics, Inc.
September 2004	St. Jude Medical, Inc.	Endocardial Solutions, Inc.
May 2004	Cardinal Health, Inc.	Alaris Medical Systems, Inc.
March 2004	Biomet, Inc.	Interpore Cross International, Inc.
May 2001	Tyco International Ltd.	C.R. Bard, Inc.

Banc of America Securities reviewed, among other things, transaction values, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, plus debt, minority interests and preferred stock, less cash and cash equivalents, as a multiple of latest 12 months revenue and current calendar year estimated revenue. Banc of America Securities then applied a range of selected multiples of latest 12 months revenue and current calendar year estimated revenue derived from the selected transactions to the latest 12 months ended June 30, 2007 and fiscal year 2007 estimated revenue of FoxHollow. Financial data of the selected transactions were based on publicly available information. Financial data of FoxHollow were based on FoxHollow’s public filings and the FoxHollow adjusted forecasts. This analysis indicated the following implied per share equity reference ranges for FoxHollow, as compared to the implied per share merger consideration value:

Implied Per Share Equity Reference Ranges for FoxHollow		Implied Per Share Merger
Latest 12 Months Revenue	Calendar Year 2007E Revenue	Consideration Value

$25.37 - $35.25	$24.37 - $32.89	$25.92

No company, business or transaction used in this analysis is identical or directly comparable to FoxHollow or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which FoxHollow and the merger were compared.

Discounted Cash Flow Analysis.  Banc of America Securities performed a discounted cash flow analysis of FoxHollow to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that FoxHollow could generate during fiscal years 2007 through 2011 based on the FoxHollow adjusted forecasts, both before and after inclusion of the estimated present value of potential synergies anticipated by ev3’s management to result from the proposed merger. Banc of America Securities calculated terminal values for FoxHollow by applying terminal multiples of 16.0x to 18.0x to FoxHollow’s calendar year 2011 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. The cash flows and terminal values were then discounted to present value as of September 30, 2007 using discount rates ranging from 11.0% to 13.0%. The estimated present value of potential synergies anticipated by ev3’s management to result from the proposed merger was calculated utilizing perpetuity growth rates of 1.0% to 2.0% and discount rates of 11.0% to 13.0%. This analysis indicated the following implied per share equity reference ranges for FoxHollow, both before and after taking into account the estimated present value of potential synergies anticipated by ev3’s management to result from the proposed merger, as compared to the implied per share merger consideration value:

Implied Per Share Equity Reference Ranges for FoxHollow		Implied Per Share Merger
No Synergies	With Synergies	Consideration Value

$27.29 - $31.51	$39.43 - $47.86	$25.92

ev3 Financial Analyses

Selected Publicly Traded Companies Analysis.  Banc of America Securities reviewed publicly available financial and stock market information for ev3 and the following seven emerging growth medical technology companies, three large capitalization cardio medical technology companies and four smaller capitalization cardio or peripheral medical technology companies:

Other Cardio or
Emerging Growth Medical	Large Cap Cardio	Peripheral Medical
Technology Companies	Medical Technology Companies	Technology Companies

• American Medical Systems Holdings, Inc. • ArthroCare Corporation • Integra LifeSciences Holdings Corporation • Kyphon Inc. • Micrus Endovascular Corporation • NuVasive, Inc. • Volcano Corporation	• Boston Scientific Corporation • Medtronic, Inc. • St. Jude Medical, Inc.	• AngioDynamics, Inc. • C.R. Bard, Inc. • Edwards Lifesciences Corporation • Vascular Solutions, Inc.

Banc of America Securities reviewed, among other things, enterprise values of the selected publicly traded companies as a multiple of calendar years 2007 and 2008 estimated revenue. Banc of America Securities then applied a range of selected multiples of calendar years 2007 and 2008 estimated revenue derived from the selected publicly traded companies to corresponding data of ev3. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates. Estimated financial data of ev3 were based on internal estimates of ev3’s management. This analysis indicated the following implied per share equity reference ranges for ev3, as compared to the closing price of ev3 common stock on July 20, 2007:

Implied Per Share Equity Reference Ranges for ev3		Closing Price of ev3
Calendar Year 2007E Revenue	Calendar Year 2008E Revenue	Common Stock on July 20, 2007

$16.43 - $20.87	$16.81 - $22.60	$15.98

No company used in this analysis is identical or directly comparable to ev3. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which ev3 was compared.

Discounted Cash Flow Analysis.  Banc of America Securities performed a discounted cash flow analysis of ev3 to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that ev3 could generate during calendar years 2007 through 2011 based on internal estimates of ev3’s management. Banc of America Securities calculated terminal values for ev3 by applying terminal EBITDA multiples of 16.0x to 18.0x to ev3’s calendar year 2011 estimated EBITDA. The cash flows and terminal values were then discounted to present value as of September 30, 2007 using discount rates ranging from 11.0% to 13.0%. This analysis indicated the following implied per share equity reference range for ev3, as compared to the closing price of ev3 common stock on July 20, 2007:

Implied Per Share Equity	Closing Price of ev3
Reference Range for ev3	Common Stock on July 20, 2007

$24.11 - $28.63	$15.98

Implied Equity Ownership Analyses

Contribution Analysis.  Banc of America Securities performed a contribution analysis by reviewing the relative contributions of FoxHollow and ev3 to the combined company’s latest 12 months ended June 30, 2007 revenue, fiscal years 2007 through 2009 estimated revenue and fiscal years 2008 through 2010 estimated EBITDA. Estimated financial data of FoxHollow were based on the FoxHollow adjusted forecasts, and estimated financial data of ev3 were based on internal estimates of ev3’s management. Banc of America Securities then calculated the implied aggregate equity ownership percentages of the FoxHollow stockholders in the combined company based on the relative contributions of FoxHollow and ev3 for each metric observed. After adjustment to account for the cash component of the merger consideration, this analysis indicated the following low and high implied aggregate equity ownership percentages of the FoxHollow stockholders in the combined company, as compared to the aggregate pro forma equity ownership of the FoxHollow stockholders in the combined company based on the merger consideration:

Implied Aggregate Equity
Ownership Percentages of FoxHollow		Aggregate Pro Forma Equity Ownership
Stockholders in Combined Company		of FoxHollow Stockholders in Combined
Low	High	Company Based on Merger Consideration

30.7%	47.4%	41.3%

Selected Publicly Traded Companies Analysis.  Banc of America Securities calculated the implied aggregate equity ownership percentages of the FoxHollow stockholders in the combined company based on the implied per share equity reference ranges for FoxHollow and ev3 derived from the separate selected publicly traded companies analyses of FoxHollow and ev3 described above. After adjustment to account for the cash component of the merger consideration, this analysis indicated the following implied aggregate equity ownership percentage ranges for the FoxHollow stockholders in the combined company, as compared to the aggregate pro forma equity ownership of the FoxHollow stockholders in the combined company based on the merger consideration:

Implied Aggregate Equity
Ownership Percentages of FoxHollow		Aggregate Pro Forma Equity Ownership
Stockholders in Combined Company		of FoxHollow Stockholders in Combined
Calendar Year 2007E Revenue	Calendar Year 2008E Revenue	Company Based on Merger Consideration

31.6% - 45.6%	28.1% - 44.5%	41.3%

Discounted Cash Flow Analysis.  Banc of America Securities calculated the implied aggregate equity ownership percentages of the FoxHollow stockholders in the combined company based on the implied per share equity reference ranges for FoxHollow and ev3 derived from the separate discounted cash flow analyses of FoxHollow and ev3 described above. After adjustment to account for the cash component of the merger consideration, this analysis indicated the following implied aggregate equity ownership percentage ranges for the FoxHollow stockholders in the combined company, as compared to the aggregate pro forma equity ownership of the FoxHollow stockholders in the combined company based on the merger consideration:

Implied Aggregate Equity
Ownership Percentages of FoxHollow		Aggregate Pro Forma Equity Ownership
Stockholders in Combined Company		of FoxHollow Stockholders in Combined
No Synergies	With Synergies	Company Based on Merger Consideration

29.3% - 36.6%	38.3% - 47.5%	41.3%

Pro Forma Accretion/Dilution Analysis

Banc of America Securities analyzed the potential pro forma financial effect of the merger on ev3’s calendar years 2008, 2009 and 2010 estimated earnings per share, excluding one-time charges, referred to as adjusted EPS, and estimated adjusted EPS, excluding transaction-related amortization expense and standalone amortization expense, referred to as adjusted cash EPS, assuming 25%, 50%, 75% and 100% of the potential synergies anticipated by ev3’s management to result from the merger are realized. Estimated financial data of FoxHollow were based on the FoxHollow adjusted forecasts, and estimated financial data of ev3 were based on internal estimates of ev3’s management. This analysis indicated that:

•	assuming 25% of anticipated potential synergies are realized, the merger could be dilutive to ev3’s estimated adjusted EPS and estimated adjusted cash EPS in calendar years 2008, 2009 and 2010;

•	assuming 50% of anticipated potential synergies are realized, the merger could be dilutive to ev3’s estimated adjusted EPS in calendar years 2008, 2009 and 2010 and estimated adjusted cash EPS in calendar years 2009 and 2010, and accretive to ev3’s estimated adjusted cash EPS in calendar year 2008;

•	assuming 75% of anticipated potential synergies are realized, the merger could be accretive to ev3’s estimated adjusted EPS and estimated adjusted cash EPS in calendar years 2008, 2009 and 2010; and

•	assuming 100% of anticipated potential synergies are realized, the merger could be accretive to ev3’s estimated adjusted EPS and estimated adjusted cash EPS in calendar years 2008, 2009 and 2010.

The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by Banc of America Securities to the ev3 board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by Banc of America Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Banc of America Securities believes that its analyses summarized above must be considered as a whole. Banc of America Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Banc of America Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Banc of America Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of ev3 and FoxHollow. The estimates of the future performance of FoxHollow and ev3 provided by FoxHollow’s management and ev3’s management, respectively, in or underlying Banc of America Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Banc of America Securities’ analyses. These analyses were prepared solely as part of Banc of America Securities’ analysis of the fairness, from a financial point of view, to ev3 of the merger consideration to be paid by ev3 and were provided to the ev3 board of directors in connection with the delivery of Banc of America Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Banc of America Securities’ view of the actual values of FoxHollow or ev3.

The type and amount of consideration payable in the merger were determined through negotiations between ev3 and FoxHollow, rather than by any financial advisor, and were approved by the ev3 board of directors. The decision to enter into the merger agreement was solely that of the ev3 board of directors. As described above, Banc of America Securities’ opinion and analyses were only one of many factors considered by the ev3 board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the ev3 board of directors or management with respect to the merger or the merger consideration.

ev3 has agreed to pay Banc of America Securities for its services in connection with the merger an aggregate fee of $5.0 million, all of which (including the portion corresponding to the rendering of Banc of America Securities’ opinion) is contingent upon the completion of the merger. ev3 also has agreed to reimburse Banc of America Securities for all reasonable expenses (including any reasonable fees and disbursements of Banc of America Securities’ counsel) incurred in connection with Banc of America Securities’ engagement, and to indemnify Banc of America Securities, any controlling person of Banc of America Securities and each of their respective directors, officers, employees, agents, affiliates and representatives against specified liabilities, including liabilities under the federal securities laws.

Banc of America Securities and certain of its affiliates have in the past provided, currently are providing, and in the future may provide financial advisory and financing services to ev3, its indirect majority stockholder, Warburg Pincus, and certain other affiliates and portfolio companies of Warburg Pincus, which we refer to collectively with Warburg Pincus as the Warburg Entities, and has received and in the future may receive fees for the rendering of these services, including, among other things, having acted or currently acting as (i) joint book-running manager in connection with ev3’s initial public offering and a follow-on equity offering for ev3, (ii) joint lead arranger, lead manager, joint book-running manager and/or co-manager for certain debt and equity offerings by the Warburg Entities, (iii) financial advisor to the Warburg Entities in connection with certain mergers and acquisitions transactions, and (iv) syndication agent, administrative agent, arranger, book manager and lender for certain financings undertaken by the Warburg Entities either directly or as part of an investment group. In addition, Banc of America Securities owns less than 3% of the outstanding shares of ev3 common stock. Certain of Banc of America Securities’ affiliates also hold minority investments in certain funds affiliated with or managed by Warburg Pincus. In the ordinary course of its business, Banc of America Securities or its affiliates may actively trade or hold securities or loans of FoxHollow, ev3, Warburg Pincus and the Warburg Entities for its own accounts or for the accounts of customers and, accordingly, Banc of America Securities or its affiliates may at any time hold long or short positions in such securities or loans.

Interests of ev3 Directors and Executive Officers in the Merger

ev3 stockholders should be aware that members of the ev3 board of directors and executive officers of ev3 may have interests in the transactions contemplated by the merger agreement that are different than, or in addition to, the interests of the ev3 stockholders generally. The ev3 board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement. These interests are summarized below.

Board and Committee Composition of the Combined Company

At the effective time, the board of directors of the combined company will be comprised of six individuals designated by the ev3 board and four individuals designated by the FoxHollow board, respectively. It is expected that the following members of the ev3 board of directors will continue as directors of the combined company: John K. Bakewell, James M. Corbett, Richard B. Emmitt, Daniel J. Levangie, Thomas E. Timbie and Elizabeth H. Weatherman.

Following the merger, the ev3 board of directors will have a standing audit committee, compensation committee and nominating and corporate governance committee. Each of these committees will include two members selected by ev3, one of whom will be designated as the chair of the committee, and one member selected by FoxHollow.

Chairman of the Board and Chief Executive Officer

Mr. Corbett, currently the chairman of the board, president and chief executive officer of ev3, will serve as chairman of the board of directors, president and chief executive officer of the combined company.

  Stock Option and Restricted Stock Grants

On August 24, 2007, the ev3 board of directors, upon recommendation of the compensation committee of the ev3 board of directors, approved stock option and restricted stock grants under the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan to a number of employees and independent consultants of ev3 and FoxHollow, including certain of ev3’s and FoxHollow’s executive officers. Such grants will be effective immediately after the effective time of the merger and are expressly conditioned upon the completion of the merger, and in the case of each recipient of such grant, the recipient’s status as an employee or independent consultant of ev3 or a subsidiary of ev3 (including FoxHollow and its subsidiaries) on the date of grant of the award. The primary purpose of these equity grants is to align the interests of these individuals with the interests of the combined company immediately upon completion of the merger and to incentivize further these individuals to assist the combined company in integration efforts. These equity grants are intended to be in lieu of any equity grants to such individuals in January 2008, which is when ev3 typically grants equity awards to its personnel.

The exercise price of the stock options will be equal to 100% of the fair market value of ev3’s common stock on the date of grant. The vesting of the stock options will be time-based, with one-quarter of the shares underlying the stock option vesting on the first anniversary of the date of grant and 1/36 of the remaining shares underlying the stock option vesting each of the 36 months thereafter, so long as the individual remains an employee or consultant of ev3 or a subsidiary of ev3. The stock options will expire 10 years from the date of grant or earlier upon the occurrence of certain events, such as death, disability or termination of employment or service with ev3.

The restricted stock grants to all of the ev3 executive officers, except Pascal E.R. Girin, will vest and become non-forfeitable with respect to one-fourth of the shares underlying such stock grants on November 15th of each year, commencing November 15, 2008. The stock grants to Mr. Girin will vest and become issuable with respect to one-half of the shares underlying the stock grant on November 15, 2010 and with respect to an additional 25% of the shares underlying the stock grant on each of November 15, 2011 and November 15, 2012. The stock grants to Mr. Girin also will vest and become issuable with respect to all of the remaining unissued shares underlying the stock grant that have not been previously issued to Mr. Girin immediately upon his death.

The following table sets forth for each ev3 executive officer the number of shares of ev3 common stock underlying the stock option and restricted stock grants that have been granted to each such individual effective immediately after the effective time of the merger and expressly conditioned upon the completion of the merger, and in the case of each recipient of such grant, the recipient’s status as an employee or independent consultant of ev3 or a subsidiary of ev3.

	Number of Shares	Number of Shares
	Underlying	Underlying
Name and Principal Position	Stock Options	Stock Grants
James M. Corbett	100,000	43,860
President and Chief Executive Officer
Stacy Enxing Seng	37,500	16,447
Senior Vice President and President, Cardio Peripheral Division
Matthew Jenusaitis	37,500	16,447
Senior Vice President and President, Neurovascular Division
Pascal E.R. Girin	50,000	21,930
Senior Vice President and President, International
Patrick D. Spangler	50,000	21,930
Senior Vice President, Chief Financial Officer and Treasurer
Kevin M. Klemz	37,500	16,447
Senior Vice President, Secretary and Chief Legal Officer
Gregory Morrison	32,500	14,254
Senior Vice President, Human Resources
Michael D. Ritchey	25,000	10,965
Senior Vice President, Corporate Marketing

  Discontinuing Directors’ Stock Options

On August 24, 2007, the ev3 board of directors, upon recommendation of the compensation committee of the ev3 board of directors, approved amendments to all outstanding options to purchase shares of ev3 common stock held by the two ev3 directors that will be resigning from the ev3 board of directors effective as of the effective time of the merger — Douglas W. Kohrs and Dale A. Spencer. The amendments accelerate the vesting of such options to the extent such options have not previously vested as of the effective time of the merger and extend the term in which such options may be exercised to one year from the termination of their service as a director of ev3 in the event such options by their terms would expire prior to such time. The amendments are expressly contingent upon the completion of the merger and the status of each such individual as a director of ev3 on such date.

The following table sets forth, for each of Messrs. Kohrs and Spencer, the number of unvested options expected to be held by such individuals as of the completion of the merger, assuming the merger is completed on October 5, 2007, that will vest and become exercisable upon the closing of the merger, assuming for these purposes a closing date of October 5, 2007:

		Estimated Value of
	Number of Unvested	Unvested Option that will
	Options that will Vest	Vest and Become
Name of Director	and Become Exercisable(1)	Exercisable (2)
Douglas W. Kohrs	31,460	$47,586
Dale A. Spencer	31,727	43,873

(1)	Represents the number of unvested options that will vest and become exercisable upon the closing of the merger (assuming a closing date for the merger of October 5, 2007). More detail relating to the number and exercise price of the options that will vest and become exercisable in connection with the merger for each individual named in the table above is as follows (assuming a closing date for the merger of October 5, 2007):

•	Mr. Kohrs: 2,708 options with an exercise price of $8.82; 3,750 options with an exercise price of $13.41; 1,251 options with an exercise price of $14.93; 8,751 options with an exercise price of $13.84; 15,000 options with an exercise price of $16.66.

•	Mr. Spencer: 477 options with an exercise price of $8.40; 16,250 options with an exercise price of $13.41; 15,000 options with an exercise price of $16.66.

(2)	For purposes of the table set forth above, values are calculated by subtracting the exercise price of the stock options from the closing sale price of a share of ev3 common stock on August 24, 2007 ($15.89).

FoxHollow Reasons for the Merger

At a meeting held on July 20, 2007, the FoxHollow board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and fair to and in the best interests of the FoxHollow stockholders and approved the merger agreement and the transactions contemplated thereby, including the merger. In evaluating the merger, the FoxHollow board of directors consulted with FoxHollow’s management, as well as with FoxHollow’s legal and financial advisors. In reaching its conclusion to approve the merger agreement and the transactions contemplated thereby, the FoxHollow board of directors considered a variety of factors weighing favorably towards the merger, including, without limitation, the factors listed below:

Strategic Considerations.  The FoxHollow board of directors considered a number of factors pertaining to the strategic rationale for the merger as supporting its decision to enter into the merger agreement, including the following:

•	the complementary aspects of the respective businesses of FoxHollow and ev3, creating the potential for the combined company to be a global leader in endovascular devices;

•	that the combined company will possess a comprehensive portfolio of peripheral vascular and neurovascular products to meet a vast majority of the needs of endovascular specialists;

•	that the combined company will bring together two experienced sales forces with well-established physician relationships, and that the unified sales organization will be positioned to expand revenues through numerous cross-selling opportunities by leveraging the combined company’s expanded product portfolio;

•	ev3’s strong international presence and sales infrastructure;

•	the opportunity to recognize significant cost savings and enhanced profitability through annual cost savings of approximately $40 million from enhanced efficiency of sales and marketing efforts, increased purchasing scale, sourcing and logistics efficiencies and shared administrative services. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 63 and 31, respectively;

•	FoxHollow’s potential prospects to deliver as a standalone company without entering into a business combination with ev3;

•	that the operating income of the combined company will be significantly enhanced, creating added resources to fund ongoing, focused research and development programs, future technology innovations and clinical studies; and,

•	that the combined company will be better positioned to grow through external initiatives, including FoxHollow’s existing relationship with Merck, which will further enhance the combined company’s opportunity to develop innovative technologies for the endovascular treatment of peripheral vascular and neurovascular disease.

Strategic Alternatives.  The FoxHollow board of directors considered the strategic alternatives to the merger available to FoxHollow, including remaining a standalone entity and pursuing acquisitions of complementary products, assets, technologies or businesses and alternative acquisition candidates, and determined that a combination with ev3 is expected to yield greater strategic benefits than other reasonably likely alternatives because of the factors described above in “— Strategic Considerations.”

Financial Considerations.  The FoxHollow board of directors considered a number of financial factors pertaining to the merger as support for its decision to enter into the merger agreement, including the following:

•	the financial performance and condition, business operations and prospects of each of FoxHollow, ev3 and the combined company;

•	that FoxHollow stockholders will own approximately 41% of the combined company’s outstanding shares immediately after the effective time of the merger, which will allow FoxHollow stockholders to participate in all of the benefits of the combined company, including future growth and expected synergies of the combined company while retaining the flexibility of selling all or a portion of those shares for cash into a very liquid market at any time;

•	the financial terms of the transaction, including the fixed exchange rate of 1.45 shares of ev3 common stock for each share of FoxHollow common stock and the payment of $2.75 in cash per share of FoxHollow common stock to be paid in connection with the merger;

•	based upon the company’s closing stock price on July 20, 2007 (the last trading day before the merger agreement was announced), the transaction represented a purchase price of $25.92 per share of FoxHollow common stock or an approximate 20.4% premium to the FoxHollow common stock closing prices for the 30-day period prior to June 20, 2007;

•	the alternative to elect to receive either 1.62 shares of ev3 common stock or $25.92 in cash for each share of FoxHollow common stock by making an all-stock or an all-cash election, respectively, subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all the outstanding shares of FoxHollow common stock in the aggregate. See “The Merger Agreement — Election Procedures” beginning on page 131.

•	the expected merger benefits estimated, to be more than $40 million in anticipated synergies. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 63 and 31, respectively; and

•	the opportunity for FoxHollow stockholders to benefit from any increase in the trading of ev3 common stock between announcement of the merger and the closing of the merger.

Governance Considerations.  The FoxHollow board of directors considered a number of governance factors pertaining to the merger as supporting its decision to enter into the merger agreement, including the following:

•	the board of directors of the combined company would be comprised of 10 directors, including four designees from FoxHollow and six designees from ev3;

•	Dr. John B. Simpson will become vice chairman of the board of directors of the combined company and its chief scientist;

•	while the combined company’s headquarters would be located in Plymouth, Minnesota, the headquarters of the FoxHollow business would continue to be located in Redwood City, California; and

•	the strong management team that will result from the combination, the complementary cultural fit and organizational structure of both companies and the demonstrated ability of both management of FoxHollow and management of ev3 to integrate and obtain benefits from previous business combinations.

Tax Considerations.  The FoxHollow board of directors considered the ability to complete the merger as a reorganization for U.S. federal income tax purposes with the FoxHollow stockholders being taxed on an amount not to exceed the cash portion of the merger consideration that they receive. The FoxHollow board of directors also considered the ability of the combined company after the merger to use and the amount of ev3’s and FoxHollow’s net operating losses.

Opinions of Financial Advisors.  The FoxHollow board of directors considered JPMorgan’s opinion and Thomas Weisel Partners’ opinion, each dated July 20, 2007, to the FoxHollow board of directors as to the fairness, from a financial point of view, as of the date of each opinion and based upon and subject to various factors, assumptions, limitations and qualifications described in each opinion, of the aggregate merger consideration to be received by the FoxHollow stockholders pursuant to the merger agreement, as more fully described in “— Opinions of Financial Advisors to FoxHollow” beginning on page 91.

Terms of the Merger Agreement.  The FoxHollow board of directors considered that the terms of the merger agreement are reasonable, including:

•	under certain circumstances, the merger agreement permits FoxHollow to provide material non-public information to, and engage in negotiations with, a third party that makes an acquisition proposal that is or is reasonably likely to lead to a superior proposal (as described in “The Merger Agreement — Certain Covenants — No Solicitation” beginning on page 136), on the terms and subject to the conditions of the merger agreement;

•	the merger agreement permits the FoxHollow board of directors, under certain circumstances, to change its recommendation with respect to the merger in response to an alternative transaction that is deemed by the FoxHollow board of directors to be a superior proposal, on the terms and subject to the conditions of the merger agreement;

•	the circumstances under which termination fees are payable by FoxHollow to ev3 under the merger agreement in the view of the FoxHollow board of directors, should not preclude a bona fide alternative proposal involving FoxHollow;

•	the termination fee provisions are the product of negotiations;

•	the size of the termination fee and expense reimbursement are reasonable in light of the size and benefits of the merger; and

•	the representations, warranties and covenants of FoxHollow and ev3 are generally reciprocal.

Regulatory Approvals.  The FoxHollow board of directors considered the regulatory approvals required to complete the merger, including expiration or termination of any waiting period or extension thereof under the HSR Act, and the belief of FoxHollow’s management that the merger would be approved by the requisite authorities, without the imposition of conditions sufficiently material to preclude or materially diminish the benefits expected from the merger, and would otherwise be completed in accordance with the terms of the merger agreement.

Due Diligence.  The FoxHollow board of directors considered the results of FoxHollow’s due diligence review of ev3.

The FoxHollow board of directors weighed the aforementioned material factors against a number of other factors identified in its deliberations that weighted negatively against the merger, including, without limitation, the following material factors:

•	the challenges inherent in the combination of two businesses of the size and scope of FoxHollow and ev3 and the possible diversion of management’s attention for an extended period of time;

•	the risk of not capturing all of the anticipated synergies between FoxHollow and ev3 and the risk that other anticipated benefits of the merger might not be realized;

•	because the exchange ratio is fixed, in the event of a decrease in the price of ev3 common stock between the date of execution of the merger agreement and the closing of the merger, FoxHollow stockholders may receive less value for their shares upon the closing of the merger than calculated pursuant to the exchange ratio on the date of execution of the merger agreement and on the date of the FoxHollow special meeting;

•	the ability of Merck to recover the difference between the value of the merger consideration and the price it paid for FoxHollow common stock in November 2006;

•	the risks of FoxHollow remaining a standalone company with the need to develop or acquire complementary products, technologies or businesses in order to increase its revenue;

•	certain provisions of the merger agreement that could have the effect of discouraging proposals for alternative transactions involving FoxHollow, including:

•	the restrictions on FoxHollow’s ability to solicit proposals for alternative transactions involving FoxHollow; and

•	that under certain circumstances FoxHollow may be required to pay to ev3 a termination fee of $31 million or $5 million for ev3’s expenses in connection with the merger;

•	the requirement that Merck and the directors and executive officers of FoxHollow enter into voting agreements for the purposes of adopting the merger agreement and approving the merger;

•	the ownership percentage of entities affiliated with Warburg Pincus in the combined company and their ability to direct certain activities of the combined company following the merger;

•	the fees and expenses associated with completing the merger;

•	the risk that the merger may not be completed despite the parties’ efforts or that the closing may be unduly delayed and the effects on FoxHollow as a standalone company because of such failure or delay; and

•	the other risks described in “Risk Factors” beginning on page 31.

After consideration of these factors, the FoxHollow board of directors determined that these risks could be mitigated or managed by FoxHollow or ev3 or by the combined company following the merger, were reasonably acceptable under the circumstances or, in light of the anticipated benefits, the risks were unlikely to have a materially adverse impact on the merger or on the combined company following the merger, and that, overall, these risks were significantly outweighed by the potential benefits of the merger.

Although this discussion of the information and factors considered by the FoxHollow board of directors is believed to include the material factors considered by the FoxHollow board of directors, it is not intended to be exhaustive and may not include all of the factors considered by the FoxHollow board of directors. In reaching its determination to approve and recommend the merger and the merger agreement, the FoxHollow board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger and the merger agreement are advisable and fair to and in the best interests of FoxHollow and its stockholders. Rather, the FoxHollow board of directors based its position and recommendation on the totality of the information presented to and factors considered by it. In addition, individual members of the FoxHollow board of directors may have given differing weights to different factors.

In considering the recommendation of the FoxHollow board of directors with respect to the merger and the merger agreement, you should be aware that certain FoxHollow directors and officers have arrangements that may cause them to have interests in the transaction that are different from, or are in addition to, the interests of FoxHollow stockholders generally. See “— Interests of FoxHollow Directors and Executive Officers in the Merger” beginning on page 109.

Recommendations of the FoxHollow Board of Directors

The FoxHollow board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and fair to and in the best interests of FoxHollow and the FoxHollow stockholders and recommends that the FoxHollow stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, and “FOR” the proposal to adjourn the FoxHollow special meeting including, if necessary, to solicit additional proxies in favor of such adoption.

Opinions of Financial Advisors to FoxHollow

Opinion of JPMorgan

Pursuant to an engagement letter dated June 19, 2007, FoxHollow retained JPMorgan to act as its financial advisor in connection with the merger. At the meeting of the FoxHollow board of directors on July 20, 2007, JPMorgan rendered its oral opinion, subsequently confirmed in writing, to the FoxHollow board of directors to the effect that, as of that date and based upon and subject to the matters set forth in JPMorgan’s opinion, the aggregate consideration to be received by holders of FoxHollow common stock in the merger was fair, from a financial point of view, to those holders.

The full text of the written opinion of JPMorgan, dated July 20, 2007, which sets forth the assumptions made, matters considered and limits on the review undertaken by JPMorgan in rendering its opinion, is attached as Annex E to this joint proxy statement/prospectus. FoxHollow encourages its stockholders to read the opinion carefully in its entirety. JPMorgan’s written opinion was addressed to the FoxHollow board of directors, was directed only to the fairness, from a financial point of view, of the consideration to be received by holders of FoxHollow common stock in the merger, and does not constitute a recommendation to any FoxHollow stockholder as to how such stockholder should vote with respect to the merger, which election such shareholder should make with respect to the merger consideration or any other matter. The summary of the opinion of JPMorgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, JPMorgan, among other things:

•	reviewed a draft of the merger agreement dated July 19, 2007;

•	reviewed certain publicly available business and financial information concerning FoxHollow and ev3 and the industries in which they operate;

•	compared the proposed financial terms of the merger with publicly available financial terms of transactions involving companies JPMorgan deemed relevant and the consideration received for those companies;

•	compared the financial and operating performance of FoxHollow and ev3 with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of FoxHollow common stock and ev3 common stock and certain publicly traded securities of those other companies;

•	reviewed certain internal financial analyses and forecasts prepared by FoxHollow and ev3 management relating to the businesses of FoxHollow and ev3, respectively, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger, which are referred to below as the synergies; and

•	performed other financial studies and considered other information as JPMorgan deemed appropriate for the purposes of its opinion.

JPMorgan also held discussions with certain members of FoxHollow management and ev3 management with respect to certain aspects of the merger, the past and current business operations of FoxHollow and ev3, the financial condition and future prospects and operations of FoxHollow and ev3, the effects of the merger on the financial condition and future prospects of FoxHollow and ev3, and certain other matters that JPMorgan believed necessary or appropriate to its inquiry.

In giving its opinion, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by FoxHollow and ev3 or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did JPMorgan evaluate the solvency of FoxHollow or ev3 under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to JPMorgan, including the synergies, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the management of FoxHollow and ev3 as to the expected future results of operations and financial condition of FoxHollow and ev3 to which those analyses or forecasts relate. JPMorgan expressed no view as to those analyses or forecasts, including the synergies, or the assumptions on which they were based. JPMorgan also assumed that the merger will qualify as a tax-free reorganization for United States federal income tax purposes, that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement and that the definitive merger agreement would not differ in any material respects from the draft of the merger agreement dated July 19, 2007 furnished to JPMorgan. JPMorgan also assumed that the representations and warranties of FoxHollow and ev3 in the merger agreement and the related agreements were and will be true and correct in all ways material to JPMorgan’s analysis. JPMorgan relied as to all legal, regulatory and tax matters relevant to the rendering of its opinion upon the advice of advisors to FoxHollow. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on FoxHollow, ev3 or on the contemplated benefits of the merger.

JPMorgan’s opinion was based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of its opinion. Subsequent developments may affect the opinion, and JPMorgan does not have any obligation to update, revise or reaffirm that opinion. JPMorgan’s opinion was limited to the fairness, from a financial point of view, of the aggregate consideration to be received by holders of FoxHollow common stock in the merger, and JPMorgan expressed no opinion as to the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of FoxHollow or as to the underlying decision by FoxHollow to engage in the merger. JPMorgan also expressed no opinion as to the relative value of the three alternatives with respect to the merger consideration that the holders of FoxHollow common stock may elect to receive. JPMorgan expressed no opinion as to the price at which FoxHollow common stock or ev3 common stock will trade at any future time.

JPMorgan was not requested to and did not provide advice concerning the structure or the specific amount of the merger consideration. JPMorgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of FoxHollow or any other alternative transaction.

In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand JPMorgan’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of JPMorgan’s financial analyses.

Transaction Overview

For purposes of the analyses summarized below, the “implied merger consideration” per share of FoxHollow common stock is equal to the value of the mixed election consideration provided for in the merger agreement as of the date of the JPMorgan opinion. Based upon the closing price per share of ev3 common stock of $16.47 on July 19, 2007, the mixed election exchange ratio of 1.45 shares of ev3 common stock per share of FoxHollow common stock, and the mixed election cash consideration of $2.75 per share of FoxHollow common stock, JPMorgan noted that the implied value of the merger consideration pursuant to the merger as of July 20, 2007 was $26.63 per share of FoxHollow common stock. JPMorgan also noted that the implied merger consideration of $26.63 per share of FoxHollow common stock represented:

•	a premium of 17.7% over the closing price per share of FoxHollow common stock on July 19, 2007 of $22.62;

•	a premium of 23.6% over the average closing price per share of FoxHollow common stock for the 30 calendar days ending July 19, 2007;

•	a premium of 20.9% over the average closing price per share of FoxHollow common stock for the 90 calendar days ending July 19, 2007;

FoxHollow Analysis

Historical Share Price Analysis.  JPMorgan reviewed the price performance of FoxHollow common stock during various periods ending on July 19, 2007 on a standalone basis and also in relation to ev3 common stock, the S&P 500, and a composite index consisting of the following publicly traded companies:

•	ev3;

•	Datascope Corp.;

•	AngioDynamics, Inc.;

•	Micrus Endovascular Corporation;

•	The Spectranetics Corporation;

•	Kensey Nash Corporation;

•	Possis Medical, Inc.; and

•	Vascular Solutions, Inc.

JPMorgan noted that the low and high trading prices per share of FoxHollow common stock during the 52-week period ending on July 19, 2007 were approximately $20.00 and $38.31, compared to the closing price per share of FoxHollow common stock of $22.62 on July 19, 2007 and the implied merger consideration of $26.63 per share of FoxHollow common stock.

Selected Companies Analysis.  Using publicly available information and information provided by FoxHollow management, JPMorgan compared selected financial data of FoxHollow with similar data for the group of companies listed above under “Historical Share Price Analysis.” In its analysis, JPMorgan derived and compared multiples for FoxHollow and the selected companies, calculated as follows:

•	the Enterprise Value divided by estimated revenue, for calendar year 2007, which is referred to below as “2007E Enterprise Value / Revenue”;

•	the Enterprise Value divided by estimated revenue, for calendar year 2008, which is referred to below as “2008E Enterprise Value / Revenue”; and

•	the Enterprise Value divided by estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2009, which is referred to below as “2009E Enterprise Value / EBITDA”.

This analysis indicated the following:

Selected Companies Analysis

Benchmark	High		Low

2007E Enterprise Value/Revenue	5.0	x	1.4	x
2008E Enterprise Value/Revenue	3.7	x	1.3	x
2009E Enterprise Value/EBITDA	16.0	x	11.9	x

Using a reference range of 2.0x to 3.0x FoxHollow’s 2007E Revenue, 1.5x to 2.5x FoxHollow’s 2008E Revenue, and 12.0x to 15.0x FoxHollow’s 2009E EBITDA, JPMorgan determined a range of implied enterprise values for FoxHollow, which were then adjusted for FoxHollow’s cash and total debt as of June 30, 2007 to determine a range of implied equity values. This analysis indicated a range of implied values per share of FoxHollow common stock of approximately $19.50 to $26.40 using FoxHollow’s 2007E Revenue, $17.40 to $25.20 using FoxHollow’s 2008E Revenue and $19.50 to $23.00 using FoxHollow’s 2009E EBITDA, compared in each case to the closing price per share of FoxHollow common stock of $22.62 on July 19, 2007 and the implied merger consideration of $26.63 per share of FoxHollow common stock.

It should be noted that no company utilized in the analysis above is identical to FoxHollow.

Selected Transactions Analysis.  Using publicly available information, JPMorgan reviewed the following transactions involving companies in the medical technology industry. The transactions considered and the month and year each transaction was announced were as follows:

Acquiror	Target	Month and Year Announced

Inverness Medical Innovations, Inc.	Cholestec Corporation	June 2007
Cardinal Health, Inc.	VIASYS Healthcare Inc.	May 2007
MDS Inc.	Molecular Devices Corporation	January 2007
AngioDynamics, Inc.	RITA Medical Systems, Inc.	November 2006
Becton, Dickinson and Company	TriPath Imaging, Inc.	August 2006
Gyrus Group	American Cytoscope Makers	June 2005
Siemens AG	CTI Molecular Imaging	March 2005
Smiths Group plc	Medex Holdings Corporation	December 2004
Encore Medical Corporation	Empi, Inc.	August 2004
The Cooper Companies, Inc.	Ocular Sciences, Inc.	July 2004
Biomet, Inc.	Interpore International, Inc.	March 2004

Using publicly available estimates, JPMorgan reviewed the transaction value as a multiple of the target company’s latest twelve months, or LTM, revenue, immediately preceding announcement of the transaction, which is referred to below as “Transaction Value/LTM Revenue.”

This analysis indicated the following:

Selected Transactions Analysis

Benchmark	High		Low		Mean		Median

Transaction Value/LTM Revenue	4.6	x	2.2	x	3.2	x	3.3	x

Using a reference range of 2.5x to 4.0x FoxHollow’s LTM revenue, JPMorgan determined a range of implied enterprise values for FoxHollow, which were then adjusted for FoxHollow’s cash and total debt as of June 30, 2007 to determine a range of implied equity values. This analysis indicated a range of implied values per share of FoxHollow common stock of approximately $22.10 to $32.00, compared to the closing price per share of FoxHollow common stock of $22.62 on July 19, 2007 and the implied merger consideration of $26.63 per share of FoxHollow common stock.

It should be noted that no company utilized in the analysis above is identical to FoxHollow and no transaction is identical to the merger.

Discounted Cash Flow Analysis.  JPMorgan conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for FoxHollow common stock on a standalone basis without giving effect to the proposed merger or any potential synergies under two scenarios In the first scenario, JPMorgan used financial forecasts based on Wall Street analysts’ guidance, and in the second scenario, JPMorgan used financial forecasts prepared by FoxHollow management, in each case for the fiscal years 2007 through 2016.

JPMorgan calculated the unlevered free cash flows that FoxHollow is expected to generate during fiscal years 2006 through 2016. JPMorgan then calculated an implied range of terminal values for FoxHollow using a range of terminal growth rates for free cash flows from 3.5% to 4.5% and a range of discount rates from 12.0% to 13.0%. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates from 12.0% to 13.0%. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for FoxHollow’s cash and total debt as of June 30, 2007. This analysis indicated a range of implied values per share of FoxHollow common stock of approximately $15.50 to $23.30 for the first scenario, and approximately $22.90 to $27.20 for the second scenario, in each case compared to the closing price per share of FoxHollow common stock of $22.62 on July 19, 2007 and the implied merger consideration of $26.63 per share of FoxHollow common stock.

ev3 Analysis

Historical Share Price Analysis.  JPMorgan reviewed the price performance of ev3 common stock during various periods ending on July 19, 2007 on a standalone basis and also in relation to FoxHollow common stock, the S&P 500, and a composite index consisting of the following publicly traded companies:

•	FoxHollow;

•	Kyphon Inc.;

•	Integra LifeSciences Holdings Corporation;

•	American Medical Systems Holdings, Inc.;

•	ArthroCare Corporation;

•	NuVasive, Inc.;

•	Volcano Corporation; and

•	Micrus Endovascular Corporation.

JPMorgan noted that the low and high trading prices per share of ev3 common stock during the 52-week period ending on July 19, 2007 were approximately $14.83 and $21.05, compared to the closing price per share of ev3 common stock of $16.47 on July 19, 2007.

Selected Companies Analysis.  Using publicly available information and information provided by FoxHollow management, JPMorgan compared selected financial data of ev3 with similar data for the group of companies listed above under “Historical Share Price Analysis.” In its analysis, JPMorgan derived and compared multiples for ev3 and the selected companies, calculated as follows:

•	the Enterprise Value divided by estimated revenue, for calendar year 2007, which is referred to below as “2007E Enterprise Value / Revenue”;

•	the Enterprise Value divided by estimated revenue, for calendar year 2008, which is referred to below as “2008E Enterprise Value/ Revenue”; and

•	the Enterprise Value divided by estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2009, which is referred to below as “2009E Enterprise Value/EBITDA”.

This analysis indicated the following:

Selected Companies Analysis

Benchmark	High		Low

2007E Enterprise Value/Revenue	6.3	x	2.5	x
2008E Enterprise Value/Revenue	4.7	x	2.2	x
2009E Enterprise Value/EBITDA	27.4	x	11.1	x

Using a reference range of 4.0x to 5.0x ev3’s 2007E Revenue, 3.0x to 4.0x ev3’s 2008E Revenue, and 12.0x to 15.0x ev3’s 2009E EBITDA, JPMorgan determined a range of implied enterprise values for ev3, which were then adjusted for ev3’s cash and total debt as of June 30, 2007 to determine a range of equity values. This analysis indicated a range of implied values per share of ev3 common stock of approximately $18.10 to $22.50 using ev3’s 2007E Revenue, $17.70 to $23.30 using ev3’s 2008E Revenue and $16.60 to $20.60 using ev3’s 2009E EBITDA, compared in each case to the closing price per share of ev3 common stock of $16.47 on July 19, 2007.

It should be noted that no company utilized in the analysis above is identical to ev3.

Discounted Cash Flow Analysis.  JPMorgan conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for ev3 common stock on a standalone basis without giving effect to the proposed merger or any potential synergies under two scenarios. In the first scenario, JPMorgan used financial forecasts based on Wall Street analysts’ guidance, and in the second scenario, JPMorgan used financial forecasts prepared by ev3 management, in each case for the fiscal years 2007 through 2016.

JPMorgan calculated the unlevered free cash flows that ev3 is expected to generate during fiscal years 2006 through 2016. JPMorgan then calculated an implied range of terminal values for ev3 using a range of terminal growth rates for free cash flows from 3.5% to 4.5% and a range of discount rates from 11.0% to 12.0%. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates from 11.0% to 12.0%. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for ev3’s cash and total debt as of June 30, 2007. This analysis indicated a range of implied values per share of ev3 common stock of approximately $10.00 to $18.10 for the first scenario, and approximately $13.30 to $16.70 for the second scenario, in each case compared to the closing price per share of ev3 common stock of $16.47 on July 19, 2007.

Pro Forma Analyses

Pro Forma Analysis.  Based on the implied values per share of ev3 common stock derived from the analyses summarized above under the headings “ev3 Analysis — Selected Companies Analysis” and “— Discounted Cash Flow Analysis”, the mixed election exchange ratio of 1.45 shares of ev3 common stock per share of FoxHollow common stock, and the mixed election cash consideration of $2.75 per share of FoxHollow common stock, JPMorgan calculated the implied equity value of the merger consideration per share of FoxHollow common stock on a pro forma basis after giving effect to the merger. For the purposes of calculating the pro forma value of the implied merger consideration per share of FoxHollow common stock based on the ev3 Discounted Cash Flow Analysis and the ev3 Selected Companies analysis, JPMorgan used annual pre-tax cost synergies resulting from the merger of $45 million, valued using two methodologies. In the first case, synergies were valued using a Discounted Cash Flow methodology, using a range of terminal growth rates from 3.5% to 4.5% and a range of discount rates from 11.5% to 12.5%. In the second case, synergies were valued using a capitalization multiple of 12.0x to 15.0x.

This analysis indicated the following implied merger consideration per share:

Pro Forma Analysis

Methodology	High	Low

Discounted Cash Flow Analysis (management case)	$32.12	$26.27
2007E Enterprise Value/Revenue	$35.38	$29.00
2008E Enterprise Value/Revenue	$36.54	$28.42
2009E Enterprise Value/EBITDA	$41.95	$34.21

JPMorgan also analyzed the pro forma implied equity value of the merger consideration per share of FoxHollow common stock after giving effect to the merger, using the pro forma equity ownership by FoxHollow’s shareholders in the combined entity based on the mixed election stock merger consideration (which would result in FoxHollow stockholders holding approximately 41% of the outstanding common stock of the combined entity following the merger) and the mixed election cash consideration of $2.75 per share of FoxHollow common stock under two methodologies. In the first scenario, JPMorgan used FoxHollow and ev3’s market capitalization as of July 19, 2007, the estimated value of pre-tax cost synergies, valued by using a capitalization multiple of 12.0x, and a range of 10.0x to 14.0x the 2009E EBITDA of the combined entity. This analysis indicated a range of pro forma implied equity values per share of FoxHollow common stock after giving effect to the merger of approximately $27.90 to $37.10. In the second scenario, JPMorgan used the resulting equity value from the analysis summarized above under the heading “FoxHollow Analysis — Discounted Cash Flow Analysis”, based on FoxHollow’s management financial forecasts; the analysis summarized above under the heading “ev3 Analysis — Discounted Cash Flow Analysis”, based on ev3’s management financial forecasts; and the estimated value of pre-tax cost synergies, valued by using a discounted cash flow analysis, assuming a terminal growth rate of 4% and a discount rates of 12.0%. This analysis indicated an implied equity value per share of FoxHollow common stock of approximately $29.44 on a pro forma basis after giving effect to the merger.

Pro Forma Accretion/Dilution Analysis.  JPMorgan analyzed the potential pro forma impact of the merger on each of FoxHollow’s and ev3’s pro forma earnings per share on a cash basis, which excludes the estimated impact of asset step-ups, impairment of goodwill, in-process research and development and the amortization of identifiable intangibles relating to ev3’s acquisition of FoxHollow, and on a GAAP basis. In each case, JPMorgan used annual pre-tax cost synergies resulting from the merger of $45 million, grown at a 4% annual rate. In this analysis, 2007, 2008 and 2009 earnings projections for ev3 were based on earnings projections prepared by ev3 management as adjusted by FoxHollow management, and earnings projections for FoxHollow were prepared by FoxHollow management. JPMorgan assumed for purposes of this analysis that the merger would close on September 30, 2007.

Based on this analysis, JPMorgan observed that the merger would result in earnings per share dilution for FoxHollow stockholders on a cash and GAAP basis for 2007, and earnings per share accretion for FoxHollow stockholders on a cash and GAAP basis for 2008 and 2009, respectively.

Based on this analysis, JPMorgan observed that the merger would result in earnings per share dilution for ev3 stockholders on a cash and GAAP basis for 2007, and earnings per share accretion for ev3 stockholders on a cash and GAAP basis for 2008 and 2009, respectively.

The summary set forth above does not purport to be a complete description of the analyses or data utilized by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each analysis. JPMorgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. JPMorgan was selected to advise the FoxHollow board of directors and deliver an opinion to the FoxHollow board of directors with respect to the merger on the basis of JPMorgan’s experience and its familiarity with FoxHollow.

For services rendered in connection with the merger, FoxHollow has agreed to pay JPMorgan a fee based on the aggregate consideration payable in the merger, a substantial portion of which is contingent upon the consummation of the merger. In addition, FoxHollow has agreed to reimburse JPMorgan for its reasonable expenses incurred in connection with its services, including reasonable fees of outside counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under federal securities laws.

In addition, JPMorgan and its affiliates maintain commercial and investment banking and other business relationships with FoxHollow, ev3 and their respective affiliates (including the majority stockholder of ev3), for which it receives customary fees. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of FoxHollow or ev3 for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in those securities. In addition, JPMorgan served as financial advisor to FoxHollow in connection with various potential transactions undertaken by FoxHollow and as a joint bookrunner for ev3’s follow-on offering of its common stock in April 2007.

Opinion of Thomas Weisel Partners LLC

The FoxHollow board of directors engaged Thomas Weisel Partners LLC to act as its financial advisor and to render a fairness opinion in connection with the proposed merger involving ev3 and FoxHollow. FoxHollow selected Thomas Weisel Partners to act as one of its financial advisor in connection with the merger based on Thomas Weisel Partners’ experience, expertise and reputation, and its familiarity with FoxHollow’s business.

On July 20, 2007, Thomas Weisel Partners delivered to the FoxHollow board of directors its written opinion that, as of that date, and based upon the assumptions made, matters considered and limits of review set forth in Thomas Weisel Partners’ written opinion, the consideration to be received by holders of FoxHollow common stock pursuant to the merger is fair to such stockholders from a financial point of view.

The full text of Thomas Weisel Partners’ written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Thomas Weisel Partners in delivering its opinion, is attached as Annex F to this information/proxy statement-prospectus. Stockholders should read the opinion carefully and in its entirety. The following description of Thomas Weisel Partners’ opinion is only a summary of the written opinion, is qualified in its entirety by the written opinion and is not a substitute for the written opinion.

Thomas Weisel Partners directed its opinion to the board of directors of FoxHollow in its consideration of the merger. The opinion does not constitute a recommendation to the stockholders of FoxHollow as to how they should vote with respect to the merger or which form(s) of consideration such stockholders should elect to receive in connection with the merger. The opinion addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of FoxHollow common stock in the merger as of the date of the opinion. It does not address the relative merits of the merger or any alternatives to the merger. Further, it does not address FoxHollow’s underlying decision to proceed with or effect the merger, or any other aspect of the merger.

In connection with its opinion, Thomas Weisel Partners, among other things:

•	reviewed certain publicly available financial and other data with respect to FoxHollow and ev3, including the consolidated financial statements for recent years and interim periods to March 31, 2007 and certain other relevant financial and operating data relating to FoxHollow and ev3 made available to Thomas Weisel Partners from published sources and from the internal records of FoxHollow;

•	reviewed the financial terms and conditions of a draft merger agreement dated as of July 20, 2007;

•	reviewed certain publicly available information concerning the trading of, and the trading market for, FoxHollow common stock and ev3 common stock;

•	compared, based on its review of publicly available information and certain other information made available to it by FoxHollow, FoxHollow and ev3 from a financial point of view with certain other companies in the medical products industry which Thomas Weisel Partners deemed to be relevant;

•	considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the medical products industry which Thomas Weisel Partners deemed to be comparable, in whole or in part, to the merger;

•	reviewed and discussed with representatives of the management of FoxHollow certain information of a business and financial nature regarding FoxHollow and ev3, furnished to Thomas Weisel Partners by FoxHollow, including financial forecasts, other financial data and related assumptions pertaining both to FoxHollow and ev3, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger;

•	made inquiries regarding and discussed the merger and the merger agreement and other matters related thereto with FoxHollow’s counsel;

•	discussed premiums for healthcare and stock based acquisitions with transaction values between $400 and $2,000 million as well as selected transactions construed as “mergers of equals”; and

•	performed such other analyses and examinations as Thomas Weisel Partners deemed appropriate.

In preparing its opinion, Thomas Weisel Partners did not assume any responsibility independently to verify the foregoing information and relied on its being accurate and complete in all material aspects. Thomas Weisel Partners also made the following assumptions:

•	with respect to the financial forecasts for FoxHollow and ev3 provided to Thomas Weisel Partners by the management of FoxHollow, Thomas Weisel Partners assumed, upon the advice of FoxHollow management and with the consent of the board of directors of FoxHollow, for purposes of its opinion that such forecasts had been reasonably prepared on bases reflecting the best available estimates and judgments of the management of FoxHollow at the time of preparation as to the future financial performance of FoxHollow and ev3, and that they provided a reasonable basis on which Thomas Weisel Partners could form its opinion.

•	that there had been no material changes in the assets, financial condition, results of operations, business or prospects of FoxHollow or ev3 since the respective dates of their last financial statements made available to Thomas Weisel Partners;

•	that the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations; and

•	that the final merger agreement would not differ in any respect material from the draft provided to and reviewed by Thomas Weisel Partners on July 20, 2007, and that the merger will be consummated in accordance with the terms described in the merger agreement, without waiver by FoxHollow of any of the conditions to its obligations thereunder.

In addition:

•	Thomas Weisel Partners relied on advice of counsel and independent consultants to FoxHollow as to all legal and financial reporting matters with respect to FoxHollow, the merger and the merger agreement;

•	Thomas Weisel Partners did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of FoxHollow or ev3, nor was Thomas Weisel Partners furnished with any such appraisals; and

•	Thomas Weisel Partners’ opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Thomas Weisel Partners as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Thomas Weisel Partners has not assumed any obligation to update, revise or reaffirm its opinion.

The following represents a brief summary of the material financial analyses performed by Thomas Weisel Partners in connection with providing its opinion to the board of directors of FoxHollow. Some of the summaries of financial analyses performed by Thomas Weisel Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Thomas Weisel Partners, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the underlying financial analyses performed by Thomas Weisel Partners. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Thomas Weisel Partners. Except as indicated, the quantitative information below (to the extent based on market data) is based on market data as it existed on or before July 20, 2007 and is not necessarily indicative of current market conditions.

Comparable Company Analysis

Based on public and other available information, Thomas Weisel Partners calculated the implied enterprise value of FoxHollow (which Thomas Weisel Partners defined as market capitalization plus total debt, minority interest and preferred stock less cash and cash equivalents), and the implied equity per share value of FoxHollow using multiples for selected medical products companies of enterprise value (based on closing stock prices on July 19, 2007) to estimated revenue for 2007, 2008 and 2009. Thomas Weisel Partners also used multiples of price to earnings per share for 2008 and 2009 as well as price to earnings per share to long term growth rate for 2008. Projections for the selected companies were based on publicly available investment banking research. Projected 2007, 2008 and 2009 information for FoxHollow used in the analysis was based on FoxHollow management estimates. The comparable company analysis compared FoxHollow to 10 companies in the medical products industry. Thomas Weisel Partners did not include every company that could be deemed to be a participant in this same industry, or in any specific sectors of this industry. Thomas Weisel Partners believes that the 10 companies listed below have operations similar to some of FoxHollow’s operations, but noted that none of these companies has the same management, composition, size or combination of businesses as FoxHollow:

• AngioDynamics, Inc.	• Kensey Nash Corp.
• ArthroCare Corp.	• Micrus Endovascular Corp.
• Conmed Corp.	• Possis Medical, Inc.
• ev3 Inc.	• Spectranetics Corp.
• ICU Medical, Inc.	• Volcano Corp.

The multiples derived from enterprise values, estimated revenue, earnings, and long term growth rates of the companies listed above were calculated using data that excluded all extraordinary items and non-recurring charges, and were pro forma for pending acquisitions. In each case, Thomas Weisel Partners multiplied the ratios derived from its analysis by FoxHollow’s applicable estimated revenue, net income and long term growth rate to calculate the resulting valuation ranges.

The implied FoxHollow values below were each based on a range of multiples of first quartile to third quartile. The quartiles were calculated using statistical interpolation to divide the probability distribution into four equal areas.

The following table sets forth the multiples and valuation ranges indicated by this analysis ($ in millions except per share value):

Enterprise Value/
Revenue 2007E
Third Quartile	4.4x
Mean	3.6x
Median	3.9x
First Quartile	2.3x
Implied FoxHollow Enterprise Value	$483.8 - $925.6
Implied FoxHollow Equity Value	$653.5 - $1,095.3
Implied FoxHollow Per Share Equity Value	$21.73 - $35.84

Enterprise Value/
Revenue 2008E

Third Quartile	3.8x
Mean	3.0x
Median	3.4x
First Quartile	2.0x
Implied FoxHollow Enterprise Value	$477.3 - $907.0
Implied FoxHollow Equity Value	$647.0 - $1,076.6
Implied FoxHollow Per Share Equity Value	$21.51 - $35.27

Enterprise Value/
Revenue 2009E

Third Quartile	3.3x
Mean	2.9x
Median	2.7x
First Quartile	2.4x
Implied FoxHollow Enterprise Value	$694.5 - $954.9
Implied FoxHollow Equity Value	$864.2 - $1,124.6
Implied FoxHollow Per Share Equity Value	$28.64 - $36.75

Price/Earnings
2008E

Third Quartile	52.3x
Mean	43.8x
Median	35.6x
First Quartile	25.2x
Implied FoxHollow Enterprise Value	$23.7 - $231.5
Implied FoxHollow Equity Value	$193.3 - $401.2
Implied FoxHollow Per Share Equity Value	$6.47 - $13.39

Price/Earnings
2009E

Third Quartile	44.3x
Mean	36.7x
Median	35.4x
First Quartile	28.3x
Implied FoxHollow Enterprise Value	$434.7 - $776.4
Implied FoxHollow Equity Value	$604.4 - $946.0
Implied FoxHollow Per Share Equity Value	$20.10 - $31.22

Price/Earnings/Growth
2008E

Third Quartile	1.5x
Mean	1.3x
Median	1.2x
First Quartile	1.0x
Implied FoxHollow Enterprise Value	$435.1-$737.4
Implied FoxHollow Equity Value	$604.7-$907.1
Implied FoxHollow Per Share Equity Value	$20.12-$30.00

Thomas Weisel Partners noted that the price per share implied by the consideration to be received by the holders of FoxHollow common stock in the merger (based on ev3’s closing stock price on July 20, 2007) was $25.92, which (i) exceeds the range of prices implied by the 2008 price to earnings multiples; (ii) is within in the range of prices implied by the 2007 and 2008 enterprise value to revenue multiples, 2009 price to earnings multiples and 2008 price to earnings to long term growth multiples; and (iii) is below the range of prices implied by the 2009 enterprise value to revenue multiples.

Discounted Cash Flow Analysis

Thomas Weisel Partners used cash flow forecasts of FoxHollow for the fourth quarter of calendar year 2007 and full calendar years 2008 through 2012, based on FoxHollow management estimates, to perform a discounted cash flow analysis. In conducting this analysis, Thomas Weisel Partners assumed that FoxHollow would perform in accordance with these forecasts. Thomas Weisel Partners first estimated the discounted value of the projected cash flows using discount rates ranging from 16.0% to 20.0%, the range of which discount rates were selected based upon a weighted average cost of capital analysis for FoxHollow and other companies used in the selected comparable companies analysis. In addition to the selected comparable companies, Thomas Weisel Partners also analyzed the following three emerging medical products companies that have narrowly focused product lines and/or have pending FDA product approvals in consideration of appropriate discount rate due to the substantial benefit FoxHollow derives in future periods from new products that are not fully developed and do not have FDA approval at present. Thomas Weisel Partners believes the three emerging medical products companies listed below have similar perceived FDA and market penetration risks for their new products as that of FoxHollow’s newer product designs which represent a material portion of FoxHollow’s projected revenues, but noted that none of these companies has the same products, management, composition, size or combination of businesses as FoxHollow.

•	DexCom, Inc.

•	Northstar Neuroscience, Inc.

•	XTENT, Inc.

Thomas Weisel Partners then calculated a terminal value based on EBITDA exit multiples of 10.5x to 13.5x (based on the trading multiples of comparable companies). These terminal values were discounted to present value using discount rates ranging from 16.0% to 20.0%. This analysis indicated a range of enterprise value, to which cash, cash equivalents and marketable securities were added and debt (including convertible debt) was subtracted, to calculate a range of equity value. This analysis implied per share values ranging from $25.20 to $33.70. Thomas Weisel Partners noted that the price per share price implied by the consideration to be received by the holders of FoxHollow common stock in the merger (based on ev3’s closing stock price on July 20, 2007) was $25.92, which falls within the range of prices implied by this analysis.

Comparable Transactions Analysis

Based on public and other available information, Thomas Weisel Partners calculated the implied enterprise value and the implied per share value of FoxHollow based on multiples of enterprise value to latest reported twelve month, or LTM, revenue and the next twelve month, or NTM, revenue and multiples of price to NTM earnings in 26 selected acquisitions of medical products companies that have been announced since February 14, 2002. In each case, Thomas Weisel Partners used estimates based on public filings, news articles, public Wall Street research analysts’ reports and forecasts and other publicly available third party sources. These transactions were (listed as acquirer/target):

•	Cardinal Health, Inc./VIASYS Healthcare Inc.

•	Kyphon Inc./St. Francis Medical Technologies, Inc.

•	AngioDynamics, Inc./RITA Medical Systems, Inc.

•	Johnson & Johnson Inc./Conor Medsystems, LLC

•	The Blackstone Group/Encore Medical Corp.

•	American Medical Systems Holdings, Inc./Laserscope

•	Coloplast A/S/Mentor Corp. — Urology Business

•	Angiotech Pharmaceuticals, Inc./American Medical Instruments Holdings, Inc.

•	Johnson & Johnson Inc./Animas Corp.

•	Kohlberg Kravis Roberts & Co./Accellent Corp.

•	St. Jude Medical, Inc./Advanced Neurmodulation Systems, Inc.

•	Gyrus Group PLC/American Cytoscope Makers Inc.

•	Siemens AG/CTI Molecular Imaging, Inc.

•	Johnson & Johnson Inc./Closure Medical Corp.

•	St. Jude Medical, Inc./Endocardial Solutions, Inc.

•	Encore Medical Corp./Interventional Technologies, Inc.

•	Boston Scientific Corp./Advanced Bionics Corp.

•	Cardinal Health, Inc./ALARIS Medical Systems, Inc.

•	Teleflex Inc./Hudson Respiratory Care, Inc.

•	Advanced Medical Optics Inc./Pfizer Inc. — Ophthalmic Surgical Business

•	Cytyc Corp./Novacept Inc.

•	Abbott Laboratories/TheraSense Inc.

•	Patterson Dental Co./AbilityOne Products Corp.

•	Synthes-Stratec Inc./Mathys Medical Ltd.

•	Roche Holding AG/Disetoronic Holding AG

•	Smith & Nephew plc/ORATEC Interventions, Inc.

The following table sets forth the implied enterprise value and implied equity price per share of FoxHollow based on multiples indicated by this analysis:

Announced Enterprise
Value/Revenue
	LTM	NTM

High	5.0x	4.5x
Low	3.0x	2.5x
Implied FoxHollow Enterprise Value	$594.1-$990.2	$574.8-$1,034.7
Implied FoxHollow Equity Value	$763.8-$1,159.9	$744.5-$1,204.3
Implied FoxHollow Per Share Equity Value	$25.37-$37.83	$24.73-$39.20

Announced Price/Earnings
NTM

High	45.0
Low	30.0x
Implied FoxHollow Enterprise Value	$20.5- $115.6
Implied FoxHollow Equity Value	$190.1-$285.2
Implied FoxHollow Per Share Equity Value	$6.37- $9.53

The implied FoxHollow values above were each based on a range of multiples Thomas Weisel Partners believes to best reflect the business of FoxHollow and the merger. In each case, Thomas Weisel Partners multiplied the ratios derived from its analysis by FoxHollow’s LTM revenue, NTM revenue and NTM net income to calculate the resulting valuation ranges listed above. Thomas Weisel Partners again noted that the price per share implied by the consideration to be received by the holders of FoxHollow common stock in the merger (based on ev3’s closing stock price on July 20, 2007) was $25.92, which exceeds the range of prices implied by the price to NTM earnings multiples and is within the range of prices implied by the enterprise value to LTM revenue and NTM revenue multiples.

No company or transaction used in the comparable company or comparable transactions analyses is identical to FoxHollow or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which FoxHollow, ev3 and the merger are being compared.

Precedent Premiums Paid Analysis

Based on public information, Thomas Weisel Partners reviewed the consideration paid in (i) healthcare acquisitions announced since March 6, 2000 with transaction values between $400 and $2,000 million; (ii) 100% stock acquisitions announced since January 7, 2000 with transaction values between $400 and $2,000 million; and (iii) selected transactions characterized as “merger of equals” announced since May 23, 2001. Each of these categories of transactions was considered due to the fact that the merger combines elements present in all three such categories. Thomas Weisel Partners calculated the implied price per share of FoxHollow based on premiums paid in these transactions over:

•	The closing price of the common stock of the target company one day prior to the announcement of the acquisition; and

•	The average closing price of the common stock of the target company for the four weeks prior to the announcement of the acquisition.

The results of this analysis are summarized in the following table:

	Average Stock Premium
Healthcare Transactions Since 03/06/00	1 Day	4 Weeks

3rd Quartile	45.6%	48.4%
Mean	33.2%	37.5%
Median	27.0%	34.7%
1st Quartile	17.4%	20.8%
Implied FoxHollow Per Share Value	$26.56-$32.93	$26.15-$32.13

	Average Stock Premium
100% Stock Transactions Since 01/07/00	1 Day	4 Weeks

3rd Quartile	46.9%	53.4%
Mean	33.7%	37.8%
Median	26.9%	35.7%
1st Quartile	11.3%	14.3%
Implied FoxHollow Per Share Value	$25.18-$33.23	$24.75-$33.21

Merger of Equals Transactions Since	Average Stock Premium
05/23/01	1 Day	4 Weeks

3rd Quartile	12.4%	11.8%
Mean	8.7%	6.8%
Median	6.4%	7.9%
1st Quartile	3.0%	3.3%
Implied FoxHollow Per Share Value	$23.30-$25.42	$22.37-$24.21

The implied prices per share for FoxHollow above were based on a range of premiums of first quartile to third quartile. Thomas Weisel Partners noted that the price per share implied by the consideration to be received by the holders of FoxHollow common stock in the merger (based on ev3’s closing stock price on July 20, 2007) was $25.92, which (i) exceeds the range of prices implied by the “merger of equals” analysis; (ii) is within the range of prices implied by the 100% stock analysis; and (iii) is below the range of prices implied by the healthcare analysis.

Contribution Analysis

Thomas Weisel Partners analyzed the respective contributions of 2007, 2008 and 2009 calendar year estimated revenue and gross profit and 2008 and 2009 calendar year estimated operating income, pre-tax income and net income of ev3 and FoxHollow to the combined company, based upon the projected financial results of ev3 and FoxHollow provided by the management of FoxHollow.

	% of Combined Company
			Implied FoxHollow
Revenue	ev3	FoxHollow	per Share Value

2007	56.8%	43.2%	$29.93
2008	60.2%	39.8%	$26.87
2009	60.6%	39.4%	$26.47

	% of Combined Company
			Implied FoxHollow
Gross Profit	ev3	FoxHollow	per Share Value

2007	54.8%	45.2%	$31.86
2008	58.9%	41.1%	$28.02
2009	59.9%	40.1%	$27.07

	% of Combined Company
			Implied FoxHollow
Operating Income	ev3	FoxHollow	per Share Value

2008	86.0%	14.0%	$10.94
2009	72.7%	27.3%	$17.74

	% of Combined Company
			Implied FoxHollow
Pre-Tax Income	ev3	FoxHollow	per Share Value

2008	73.5%	26.5%	$12.35
2009	67.9%	32.1%	$16.14

	% of Combined Company
			Implied FoxHollow
Net Income (GAAP)	ev3	FoxHollow	per Share Value

2008	68.8%	31.2%	$15.47
2009	67.9%	32.1%	$16.11

The implied prices per share for FoxHollow above were based on percent of contribution to the combined company by each of FoxHollow and ev3. Thomas Weisel Partners noted that the price per share implied by the consideration to be received by the holders of FoxHollow common stock in the merger (based on ev3’s closing stock price on July 20, 2007) was $25.92, which exceeds the range of prices implied by the operating income, pre-tax income and net income analyses and is below the range of prices implied by the revenue and gross profit analyses.

In addition, in light of the fact that a portion of the consideration to be received by the holders of FoxHollow common stock is payable in ev3 common stock, Thomas Weisel Partners also performed certain analyses and examinations with respect to ev3, including a comparable company analysis and a discounted cash flow analysis.

Comparable Company Analysis

Based on public and other available information, Thomas Weisel Partners calculated the implied enterprise value of ev3 and the implied equity per share value of ev3 using multiples for selected medical products companies of enterprise value (based on closing stock prices on July 19, 2007) to estimated revenue for 2007, 2008 and 2009 and enterprise value to estimated earnings before interest, taxes, depreciation and amortization (EBITDA). Thomas Weisel Partners also used multiples of price to earnings per share for 2008 and 2009 as well as price to earnings per share to long term growth rate for 2008. Projections for the selected companies were based on publicly available investment banking research. Projected 2007, 2008 and 2009 information for ev3 used in the analysis was based on FoxHollow management estimates. The comparable company analysis compared ev3 to 10 companies in the medical products industry. Thomas Weisel Partners did not include every company that could be deemed to be a participant in this same industry, or in any specific sectors of this industry. Thomas Weisel Partners believes that the 10 companies listed below have operations similar to some of ev3’s operations, but noted that none of these companies has the same management, composition, size or combination of businesses as ev3:

• American Medical Systems Holdings, Inc.	• Kyphon Inc.
• Arrow International, Inc.	• Micrus Endovascular Corp.
• ArthroCare Corp.	• NuVasive, Inc.
• FoxHollow Technologies,Inc.	• Thoratec Corp.
• Integra LifeSciences Corp.	• Volcano Corp.

The multiples derived from enterprise values, estimated revenue, EBITDA, earnings and long term growth rate of the companies listed above were calculated using data that excluded all extraordinary items and non-recurring charges, and were pro forma for pending acquisitions. In each case, Thomas Weisel Partners multiplied the ratios derived from its analysis by ev3’s applicable estimated revenue, EBITDA, net income and long term growth rate to calculate the resulting valuation ranges.

The implied ev3 values below were each based on a range of multiples of first quartile to third quartile. The following table sets forth the multiples and valuation ranges indicated by this analysis ($ in millions):

Enterprise Value/Revenue
2007E

Third Quartile	5.3x
Mean	4.4x
Median	4.5x
First Quartile	3.5x
Implied ev3 Enterprise Value	$967.5-$1,465.0
Implied ev3 Equity Value	$1,025.6-$1,523.2
Implied ev3 Per Share Equity Value	$16.49-$24.03

Enterprise Value/Revenue
2008E

Third Quartile	4.3x
Mean	3.8x
Median	3.8x
First Quartile	3.6x
Implied ev3 Enterprise Value	$1,297.4-$1,549.7
Implied ev3 Equity Value	$1,355.6-$1,607.9
Implied ev3 Per Share Equity Value	$21.50-$25.31

Enterprise Value/Revenue
2009E

Third Quartile	3.9x
Mean	3.3x
Median	3.5x
First Quartile	3.1x
Implied ev3 Enterprise Value	$1,380.8-$1,737.1
Implied ev3 Equity Value	$1,439.0-$1,795.3
Implied ev3 Per Share Equity Value	$22.76-$28.15

Enterprise Value/EBITDA
2008E

Third Quartile	27.0x
Mean	19.4x
Median	13.9x
First Quartile	12.9x
Implied ev3 Enterprise Value	$558.7-$1,169.3
Implied ev3 Equity Value	$616.8-$1,227.5
Implied ev3 Per Share Equity Value	$10.08-$19.56

Enterprise Value/EBITDA
2009E

Third Quartile	24.1x
Mean	21.5x
Median	21.1x
First Quartile	14.6x
Implied ev3 Enterprise Value	$1,180.2-$1,948.2
Implied ev3 Equity Value	$1,238.4-$2,006.4
Implied ev3 Per Share Equity Value	$19.73-$31.34

Price/Earnings
2008E

Third Quartile	69.5x
Mean	50.8x
Median	42.7x
First Quartile	24.3x
Implied ev3 Enterprise Value	$330.5-$1,053.5
Implied ev3 Equity Value	$388.7-$1,111.7
Implied ev3 Per Share Equity Value	$6.39-$17.80

Price/Earnings
2009E

Third Quartile	42.7x
Mean	37.1x
Median	37.6x
First Quartile	28.1x
Implied ev3 Enterprise Value	$1,121.8-$1,734.8
Implied ev3 Equity Value	$1,179.9-$1,793.0
Implied ev3 Per Share Equity Value	$18.84-$28.11

Price/Earnings/Growth
2008E

Third Quartile	1.8x
Mean	1.4x
Median	1.0x
First Quartile	0.9x
Implied ev3 Enterprise Value	$661.6-$1,381.5
Implied ev3 Equity Value	$719.8-$1,439.6
Implied ev3 Per Share Equity Value	$11.72-$22.77

Discounted Cash Flow Analysis

Thomas Weisel Partners used cash flow forecasts of ev3 for the fourth quarter of calendar year 2007 and full calendar years 2008 through 2012, based on FoxHollow management estimates, to perform a discounted cash flow analysis. In conducting this analysis, Thomas Weisel Partners assumed that ev3 would perform in accordance with these forecasts. Thomas Weisel Partners first estimated the discounted value of the projected cash flows using discount rates ranging from 14.0% to 16.0%, the range of which discount rates were selected based upon a weighted average cost of capital analysis for ev3 and other companies used in the selected comparable companies analysis.

Thomas Weisel Partners then calculated a terminal value based on EBITDA exit multiples of 10.5x to 13.5x (based on the trading multiples of comparable companies). These terminal values were discounted to present value using discount rates ranging from 14.0% to 16.0%. This analysis indicated a range of enterprise value, to which cash, cash equivalents and marketable securities were added and debt (including convertible debt) was subtracted, to calculate a range of equity value. This analysis implied per share values ranging from $13.09 to $17.14.

The foregoing description is only a summary of the analyses and examinations that Thomas Weisel Partners deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Thomas Weisel Partners. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Thomas Weisel Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the FoxHollow board of directors. In addition, Thomas Weisel Partners may have given some analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Thomas Weisel Partners with respect to the actual value of FoxHollow.

In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of FoxHollow and ev3. The analyses performed by Thomas Weisel Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the overall analysis performed by Thomas Weisel Partners with respect to the fairness, from a financial point of view, of the consideration to be received by holders of FoxHollow common stock pursuant to the merger as of the date of the opinion and were provided to the FoxHollow board of directors in connection with the delivery of Thomas Weisel Partners’ opinion. These analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. The stock portion of the consideration to be received by the holders of FoxHollow common stock in the merger is based upon certain fixed exchange ratios and, accordingly, the market value of the stock portion of the consideration may vary significantly from the price on the date of Thomas Weisel Partners’ opinion.

As described above, Thomas Weisel Partners’ opinion and presentation were among the many factors that the FoxHollow board of directors took into consideration in making its determination to approve, and to recommend that the stockholders of FoxHollow approve, the merger. FoxHollow determined the forms and amount of consideration to be paid to the holders of FoxHollow common stock through negotiations with ev3. Although Thomas Weisel Partners provided advice to FoxHollow during the course of these negotiations, the decision to enter into the merger agreement was solely that of the FoxHollow board of directors. FoxHollow did not impose any limitations on Thomas Weisel Partners with respect to the investigation made or procedures followed in rendering its opinion.

FoxHollow has agreed to pay Thomas Weisel Partners for its financial advisory services (i) an opinion fee equal to $1.0 million upon delivery of the fairness opinion; and (ii) a success fee equal to $1.5 million, provided that the success fee is to be reduced by the amount of the opinion fee upon delivery of the fairness opinion. The FoxHollow board of directors was aware of this fee structure and took it into account in considering Thomas Weisel Partners’ opinion and in approving the merger. Further, FoxHollow has agreed to reimburse Thomas Weisel Partners for its reasonable out-of-pocket costs and expenses and to indemnify Thomas Weisel Partners, its affiliates and its respective partners, directors, officers, agents, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

In the ordinary course of its business, Thomas Weisel Partners actively trades the equity securities of FoxHollow and ev3 for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Interests of FoxHollow Directors and Executive Officers in the Merger

In considering the determination by the FoxHollow board of directors with respect to the merger, FoxHollow stockholders should be aware that certain members of the FoxHollow board of directors and executive officers of FoxHollow may have interests in the transactions contemplated by the merger agreement that are different than, or in addition to, the interests of the FoxHollow stockholders generally. The FoxHollow board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendations. These interests are summarized below.

Change of Control and Severance Agreements

Each executive officer of FoxHollow has entered into a change of control and severance agreement with FoxHollow. Under such agreements, upon a change of control of FoxHollow, which includes the proposed merger, 50% of the unvested shares subject to options granted to any such officer by FoxHollow will become immediately vested and exercisable as of the date of the change of control (to the extent that such options are outstanding and unexercisable as of the date of the change of control), and FoxHollow’s right of repurchase with respect to shares of common stock held by any such officer prior to the effective time of the merger will lapse as to 50% of the shares subject to such repurchase right. Each month thereafter following the change of control, 1/12th of the remaining unvested shares subject to the options will vest and become exercisable, and any repurchase rights held by FoxHollow with respect to 1/12th of any remaining shares of restricted stock will lapse, in each case subject to the officer’s continued service with FoxHollow (or its parent or subsidiary companies) through each such date.

Further, under the change of control and severance agreements, certain severance benefits may be payable if the executive officer’s employment with FoxHollow terminates as a result of an “involuntary termination” (as defined in the applicable change of control and severance agreements (and summarized below)) within 12 months following a change of control. The change of control and severance agreements provide that upon such termination, all options granted by FoxHollow to such officer will become fully vested and exercisable as of the date of the termination (to the extent that such options are outstanding and unexercisable at the time of such termination), and FoxHollow’s repurchase rights with respect to all shares of restricted stock purchased by the officer prior to the change of control will lapse. In addition, the officers will receive continuing payments of severance pay for six or 12 months (as indicated below) following the date of such termination at a rate equal to the officer’s base salary rate (as in effect immediately prior to the change of control or the officer’s termination, whichever is greater), less applicable withholding, and reimbursement for the same level of company-paid health coverage and benefits as in effect for such officer and the officer’s eligible dependents on the day immediately preceding the officer’s termination date, until the earlier of (i) the date such officer (and/or the officer’s eligible dependents) is no longer eligible to receive continuation coverage pursuant to COBRA, or (ii) six months from such officer’s termination date.

The following table sets forth the potential severance payments for each of the executive officers of FoxHollow under the applicable change of control and severance agreement, assuming a base salary equal to each officer’s base salary as of the date of this information/proxy statement-prospectus.

	Base	Months of	Severance
Name and Principal Position	Salary	Severance	Amount

John B. Simpson, Ph.D., M.D.	$400,000	12	$400,000
Chief Executive Officer and Founder
Matthew B. Ferguson	$300,000	12	$300,000
Chief Financial Officer
Douglas Rohlen	$300,000	12	$300,000
President of Strategic Operations
Kevin D. Cordell	$325,000	6	$162,500
Senior Vice President of Global Sales
Daniel J. Lerner, M.D.	$275,000	6	$137,500
Senior Vice President of Molecular Programs
Ronald W. Songer	$275,000	6	$137,500
Senior Vice President of Research and Development
Michael P. Ennen, M.D.	$275,000	6	$137,500
Vice President of Global Marketing

As a condition of receiving the benefits under the change of control and severance agreements, the officers have agreed to execute and not revoke a general release of claims upon the termination of their employment with FoxHollow.

For purposes of the change of control and severance agreements, “involuntary termination” means: (i) without the officer’s express written consent, a significant reduction in the officer’s duties, position or responsibilities relative to the officer’s duties, position or responsibilities in effect immediately prior to such reduction, or the removal of the officer from such position, duties and responsibilities, unless the officer is provided with comparable duties, position and responsibilities; provided, however, that a reduction in duties, position or responsibilities solely by virtue of FoxHollow being acquired and made part of a larger entity (as, for example, when the chief financial officer of FoxHollow remains as such following a change of control but is not made the chief financial officer of the acquiring corporation) will not constitute an “involuntary termination”; (ii) without the officer’s express written consent, a substantial reduction, without good business reasons, of the facilities and perquisites (including office space and location) available to the officer immediately prior to such reduction (other than a similar reduction applicable to similarly situated employees of FoxHollow’s successor); (iii) without the officer’s express written consent, a material reduction by FoxHollow of the officer’s base salary as in effect immediately prior to such reduction (other than a reduction applicable to other similarly situated employees of FoxHollow’s successor); (iv) without the officer’s express written consent, a material reduction by FoxHollow in the kind or level of employee benefits to which the officer is entitled immediately prior to such reduction with the result that the officer’s overall benefits package is significantly reduced (other than a reduction applicable to other similarly situated employees of FoxHollow’s successor); (v) without the officer’s express written consent, the relocation of the officer to a facility or a location more than 50 miles from the officer’s current location; (vi) any purported termination of the officer other than for “cause”; or (vii) without the officer’s express written consent, the failure of FoxHollow to obtain the assumption of the change of control and severance agreement by any successors to FoxHollow.

For the purposes of the change of control and severance agreements, “cause” means: (i) any act of personal dishonesty taken by the officer in connection with the officer’s employment with FoxHollow, which is intended to result in personal enrichment of the officer; (ii) the officer’s conviction of, or plea of nolo contendere to, a felony which FoxHollow reasonably believes had or will have a material detrimental effect on FoxHollow’s reputation or business; (iii) any willful act by the officer that constitutes material misconduct and is injurious to FoxHollow; and (iv) continued violations by the officer of the officer’s obligations to FoxHollow, which are demonstrably willful and deliberate on the officer’s part after there has been delivered to the officer a written demand for performance from FoxHollow which describes the basis for FoxHollow’s belief that the officer has not substantially performed such obligations and the officer’s failure to cure such violations to the reasonable satisfaction of FoxHollow within 10 business days of the officer’s receipt of such demand. For purposes of this definition, an act or failure to act will be deemed “willful” if effected not in good faith or without reasonable belief that such action or failure to act was in the best interests of FoxHollow or its successor.

Vesting Acceleration of Restricted Stock Units

On April 10, 2007, FoxHollow granted performance vesting restricted stock units to its executive officers. The restricted stock unit agreements provide that, in the event of a merger, if the FoxHollow board of directors and the compensation committee of the FoxHollow board of directors are unable to make a determination if, and to what extent, the performance objectives would have been achieved had the merger not occurred, the number of restricted stock units that are eligible to vest shall equal the number of restricted stock units that would have vested had the performance objectives relating to the restricted stock units been achieved at 100% of target. In addition, the restricted stock unit agreements provide for acceleration upon a change of control such that, 50% of the restricted stock units will vest on the date of the change of control and the remaining 50% of the restricted stock units will vest one year following the date of the change of control, subject to the officer’s continued service with FoxHollow, or its parent or subsidiary companies, through each vesting date.

The following table sets forth, for each FoxHollow executive officer, the number of unvested options that will vest and become exercisable, and the number of unvested restricted stock units that will vest, upon the closing of the merger, assuming for these purposes a closing date of October 5, 2007 and that the restricted stock units vest at target levels.

		Estimated
		Value of
		Unvested		Estimated
	Number of	Options	Number of	Value of
	Unvested	that will	Unvested	Unvested
	Options that	Vest and	Restricted	Restricted	Estimated
	will Vest	Become	Stock	Stock Units	Aggregate
	and Become	Exercisable	Units that will	that will	Dollar
Name and Principal Position	Exercisable(1)	(2)	Vest(3)	Vest(2)	Value(4)

John B. Simpson, Ph.D., M.D.	25,000	$124,500	12,500	$324,000	$448,500
Chief Executive Officer and Founder
Matthew B. Ferguson	42,992	$181,520	10,000	$259,200	$440,720
Chief Financial Officer
Douglas Rohlen	56,002	$132,299	10,000	$259,200	$391,499
President of Strategic Operations
Kevin D. Cordell	62,500	$315,625	0	$0	$315,625
Senior Vice President of Global Sales
Daniel J. Lerner, M.D.	43,594	$49,800	5,000	$129,600	$179,400
Senior Vice President of Molecular Programs
Ronald W. Songer	75,000	$0	5,000	$129,600	$129,600
Senior Vice President of Research and Development
Michael P. Ennen, M.D.	62,500	$283,125	2,500	$64,800	$347,925
Vice President of Global Marketing

(1)	Represents the number of unvested options that will vest and become exercisable upon the closing of the merger (assuming a closing date for the merger of October 5, 2007), and does not include the number of unvested options that will vest each month following the closing of the merger. Subject to continued service with FoxHollow (or its parent or subsidiary companies), any remaining unvested options as of the date of the closing of the merger will vest 1/12th each month after the closing date of the merger, resulting in all options being fully vested and exercisable 12 months after the closing date of the merger. More detail relating to the number and exercise price of the options that will vest and become exercisable in connection with the merger for each individual named in the table above is as follows (assuming a closing date for the merger of October 5, 2007):

•	Dr. Simpson: 25,000 options with an exercise price of $20.94.

•	Mr. Ferguson: 4,688 options with an exercise price of $28.20; 3,200 options with an exercise price of $0.32; 15,104 options with an exercise price of $30.60; 20,000 options with an exercise price of $20.94.

•	Mr. Rohlen: 19,531 options with an exercise price of $28.20; 1,367 options with an exercise price of $2.00; 20,000 options with an exercise price of $20.94; 15,104 options with an exercise price of $30.60.

•	Mr. Cordell: 62,500 options with an exercise price of $20.87.

•	Dr. Lerner:10,000 options with an exercise price of $20.94; 7,552 options with an exercise price of $30.60; 26,042 options with an exercise price of $34.28.

•	Mr. Songer: 75,000 options with an exercise price of $28.38.

•	Dr. Ennen: 62,500 options with an exercise price of $21.39.

(2)	For purposes of the table set forth above, values are calculated (i) with respect to restricted stock units, by assuming a per share merger consideration of $25.92 (consisting of the sum of (x) the value of 1.45 shares of ev3 common stock for every share of FoxHollow common stock, assuming an ev3 common stock price of $15.98 per share, based on the closing price of a share of ev3 common stock on July 20, 2007, plus (y) $2.75 in cash, and (ii) with respect to stock options, by subtracting the exercise price of the stock option from the assumed per share merger consideration of $25.92 per share.

(3)	Represents the number of unvested restricted stock units that will vest on the closing date of the merger, and does not include the number of unvested restricted stock units that will vest one year after the change of control. More detail relating to the number of unvested restricted stock units that will vest in connection with the merger on the date of the closing and one year after the closing for each individual named in the chart above is as follows (assuming a closing date for the merger of October 5, 2007):

•	Dr. Simpson: upon change of control — 12,500; one year following change of control — 12,500

•	Mr. Ferguson: upon change of control — 10,000; one year following change of control — 10,000

•	Mr. Rohlen: upon change of control — 10,000; one year following change of control — 10,000

•	Dr. Lerner: upon change of control — 5,000; one year following change of control — 5,000

•	Mr. Songer: upon change of control — 5,000; one year following change of control — 5,000

•	Dr. Ennen: upon change of control — 2,500; one year following change of control — 2,500

(4)	Represents the sum of the estimated value of unvested options that will vest and become exercisable and the estimated value of the unvested restricted stock units that will vest, in each case, as of the closing date of the merger, calculated in accordance with note (2) above.

Stock Options and Other FoxHollow Stock-Based Awards

At the effective time of the merger, options to purchase shares of FoxHollow common stock and other awards based on FoxHollow common stock held by any employee, consultant, independent contractor or director which are outstanding prior to the effective time of the merger will be converted into and become options to purchase shares of ev3 common stock and, with respect to other awards based on FoxHollow common stock, awards based on ev3 common stock, in each case on terms substantially identical to those in effect immediately prior to the effective time of the merger under the terms of the stock incentive plan or other related agreement or award pursuant to which such stock awards were granted (including, by way of example, any of the acceleration provisions under the change of control and severance agreements described above). The number of shares of ev3 common stock issuable upon exercise of such converted options will be equal to the product of (x) the number of shares of FoxHollow common stock that were issuable upon exercise under the corresponding FoxHollow option immediately prior to the effective time of the merger, and (y) the stock award exchange ratio, rounded down to the nearest whole share. The per share exercise price for such converted options will be determined by dividing (x) the per share exercise price of the corresponding FoxHollow option immediately prior to the effective time of the merger by (y) the stock award exchange ratio, rounded up to the nearest whole cent. The number of shares of ev3 common stock subject to converted stock awards will be equal to the product of (x) the number of shares of FoxHollow common stock subject to the corresponding FoxHollow stock award immediately prior to the effective time of the merger, and (y) the stock award exchange ratio, rounded down to the nearest whole share. The stock award exchange ratio is equal to the quotient obtained by dividing (x) an amount equal to (A) $2.75, plus (B) the product of 1.45 and the average of the closing prices for a share of ev3 common stock on the NASDAQ Global Select Market for the 10 consecutive trading day period ending on and including the second trading day prior to the date on which the effective time of the merger occurs (the “applicable ev3 stock price”) by (y) the applicable ev3 stock price.

Discontinuing Directors’ Stock Options

FoxHollow’s option plan provides that options held by outside directors whose term of service is discontinued following the merger will accelerate in full upon the effective time of the merger. The following table sets forth, for each discontinuing director, the number of unvested options that will vest and become exercisable upon the closing of the merger, assuming for these purposes a closing date of October 5, 2007.

	Number of Unvested	Estimated Value of
	Options that will Vest	Unvested Options that
	and Become Exercisable	will Vest and Become
Name of Director	(1)	Exercisable(2)

Tomoaki Hinohara	27,500	$73,945
Michael Hunt	26,875	$3,125
Sanford Fitch	28,281	$91,065

(1)	Represents the number of unvested options that will vest and become exercisable upon the closing of the merger (assuming a closing date for the merger of October 5, 2007). More detail relating to the number and exercise price of the options that will vest and become exercisable in connection with the merger for each individual named in the table above is as follows (assuming a closing date for the merger of October 5, 2007):

•	Mr. Hinohara: 3,125 options with an exercise price of $4.00; 3,281 options with an exercise price of $37.62; 8,594 options with an exercise price of $25.65; 12,500 options with an exercise price of $25.67

•	Mr. Hunt: 14,375 options with an exercise price of $29.05; 12,500 options with an exercise price of $25.67

•	Mr. Fitch: 3,906 options with an exercise price of $4.00; 3,281 options with an exercise price of $37.62; 8,594 options with an exercise price of $25.65; 12,500 options with an exercise price of $25.67

(2)	For purposes of the table set forth above, values are calculated by subtracting the exercise price of the stock option from the assumed per share merger consideration of $25.92 per share.

On August 27, 2007, the FoxHollow board of directors approved amendments to all outstanding options to purchase shares of FoxHollow common stock held by the three FoxHollow directors that will be resigning from the FoxHollow board of directors effective as of the effective time of the merger — Sanford Fitch, Michael Hunt and Tomoaki Hinohara. The amendments extend the term during which each option may be exercised to the earlier of: (i) the one-year anniversary of the closing date of the merger and (ii) the original termination/expiration date of the option as set forth in the option agreement relating to the option. The foregoing extension of the exercise periods under the options held by Messrs. Fitch, Hunt and Hinohara will only occur if the merger is consummated, is conditioned upon each director providing services through the closing of the merger and upon each director not becoming a member of the board of directors in a competitor in the endovascular business.

Board and Management of the Combined Company

At the effective time, the board of directors of the combined company will be comprised of six individuals designated by the ev3 board of directors and four individuals designated by the FoxHollow board of directors. The FoxHollow board of directors will designate John B. Simpson, Ph.D., M.D., Myrtle S. Potter, Jeffrey B. Child and Richard N. Kender to the board of directors of the combined company.

Following the merger, the board of directors of the combined company will have a standing audit committee, compensation committee and nominating and corporate governance committee and each of these committees will include two members selected by ev3, one of whom will be designated as the chair of the committee, and one member selected by FoxHollow.

In addition, at the effective time, John B. Simpson, Ph.D., M.D., chief executive officer and founder of FoxHollow, will become the vice chairman of the board and chief scientist of the combined company, and Douglas S. Rohlen, president of strategic operations of FoxHollow, will become senior vice president and president, FoxHollow Technologies of the combined company. It is anticipated that the compensation to be paid to Dr. Simpson and Mr. Rohlen by the combined company will be substantially similar to their current compensation packages with FoxHollow.

Insurance and Indemnification

The merger agreement provides that, from and after the effective time of the merger, ev3 will, and will cause the surviving corporation to, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to each person who is now, or has been at any time prior to the date of the merger agreement or who becomes prior to the effective time of the merger, an officer, director or employee of FoxHollow or any of its subsidiaries against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of FoxHollow or any of its subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the effective time of the merger, whether asserted or claimed prior to, or at or after, the effective time of the merger.

The merger agreement also provides that for a period of six years after the effective time of the merger, ev3 will, and will cause the surviving corporation and its subsidiaries to, maintain in effect, honor and fulfill in all respects the obligations of FoxHollow and its subsidiaries under any and all indemnification agreements in effect immediately prior to the effective time of the merger between FoxHollow or any of its subsidiaries and any of its officers, directors or employees, and will not amend, terminate or otherwise modify any such agreements. In addition, for a period of six years following the merger, ev3 will, and will cause the surviving corporation and its subsidiaries to, cause the certificate of incorporation and bylaws of the surviving corporation and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws of FoxHollow and its subsidiaries immediately prior to the effective time of the merger, and during such six-year period, such provisions will not be amended, repealed or otherwise modified in any respect, except as required by law.

Further, for a period of six years after the merger, ev3 will, and will cause the surviving corporation and its subsidiaries to, maintain in effect, the current policies of directors’ and officers’ liability insurance maintained by FoxHollow, which we refer to as the D&O policy in this information/proxy statement-prospectus, with respect to claims arising from facts or events which occurred at or before the effective time of the merger, but in no event will ev3 be required to pay in any one year an amount in excess of 250% of the annual premiums paid by FoxHollow for such D&O policy as of the date of the merger agreement. In the event such coverage cannot be obtained for such amount or less in the aggregate, ev3 will only be obligated to provide such coverage as may be obtained for such aggregate amount. Prior to the effective time of the merger, in lieu of maintaining a D&O policy, ev3 may purchase a six-year “tail” prepaid policy on the D&O policy on terms and conditions no less advantageous than such policy.

The merger agreement provides that the surviving corporation will pay all expenses which an indemnified person may incur in enforcing the foregoing indemnity and other obligations.

Stock Option and Restricted Stock Grants

On August 24, 2007, the ev3 board of directors, upon recommendation of the compensation committee of the ev3 board of directors, approved stock option and restricted stock grants under the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan to a number of employees and independent consultants of ev3 and FoxHollow, including certain of ev3’s and FoxHollow’s executive officers. Such grants will be effective immediately after the effective time of the merger and are expressly conditioned upon the completion of the merger, and in the case of each recipient of such grant, the recipient’s status as an employee or independent consultant of ev3 or a subsidiary of ev3 (including FoxHollow and its subsidiaries) on the date of grant of the award. The primary purpose of these equity grants is to align the interests of these individuals with the interests of the combined company immediately upon completion of the merger and to incentivize further these individuals to assist the combined company in integration efforts. These equity grants are intended to be in lieu of any equity grants to such individuals in January 2008, which is when ev3 typically grants equity awards to its personnel.

The exercise price of the stock options will be equal to 100% of the fair market value of ev3’s common stock on the date of grant. The vesting of the stock options will be time-based, with one-quarter of the shares underlying the stock option vesting on the first anniversary of the date of grant and 1/36 of the remaining shares underlying the stock option vesting each of the 36 months thereafter, so long as the individual remains an employee or consultant of ev3 or a subsidiary of ev3. The stock options will expire 10 years from the date of grant or earlier upon the occurrence of certain events, such as death, disability or termination of employment or service with ev3.

The restricted stock grants to all of the FoxHollow executive officers will vest and become non-forfeitable with respect to one-fourth of the shares underlying such stock grants on November 15th of each year, commencing November 15, 2008.

The following table sets forth for each FoxHollow executive officer the number of shares of ev3 common stock underlying the stock option and restricted stock grants that have been granted to each such individual effective immediately after the effective time of the merger and expressly conditioned upon the completion of the merger, and in the case of each recipient of such grant, the recipient’s status as an employee or independent consultant of ev3 or a subsidiary of ev3.

	Number of Shares	Number of Shares
	Underlying	Underlying
Name and Principal Position with FoxHollow	Stock Options	Stock Grants

John B. Simpson, Ph.D., M.D.	37,500	16,447
Chief Executive Officer and Founder
Matthew B. Ferguson	0	0
Chief Financial Officer
Douglas S. Rohlen	37,500	16,447
President of Strategic Operations
Kevin D. Cordell	10,000	4,386
Senior Vice President of Global Sales
Daniel J. Lerner, M.D.	25,000	10,965
Senior Vice President of Molecular Programs
Ronald W. Songer	25,000	10,965
Senior Vice President of Research and Development
Michael P. Ennen, M.D.	10,000	4,386
Vice President of Global Marketing

Agreement with Merck & Co., Inc.

On September 14, 2005, FoxHollow entered into a collaboration and license agreement with Merck, pursuant to which FoxHollow and Merck agreed to collaborate on the analysis of atherosclerotic plaque removed from patient arteries with the goal of identifying new biomarkers of atherosclerotic disease progression. On September 26, 2006, FoxHollow and Merck entered into an amended and restated collaboration and license agreement as well as a stock purchase agreement and a registration rights agreement. Under the terms of the stock purchase agreement, FoxHollow received $95.0 million in exchange for approximately 3.2 million shares of FoxHollow common stock. The shares are unregistered and the stock contains certain rights, preferences and restrictions, including Merck’s right to a seat on the board of directors, anti-dilution provisions, and a three-year lock-up provision.

Amended Collaboration Agreement

The amended collaboration agreement provides that Merck may terminate the collaboration at any time after the initial four-year term upon advance notice to FoxHollow and that either FoxHollow or Merck may terminate the collaboration upon certain uncured material breaches of the amended collaboration agreement by the other party or as result of a bankruptcy filing by or against the other party. Merck also had the right to terminate the collaboration in the event that, FoxHollow undergoes a change of control, greater than 20% of FoxHollow’s voting securities are acquired by certain specified third-parties or FoxHollow’s current chief executive officer is no longer a member of the FoxHollow board of directors or one of its corporate officers, except in the event of his death or disability.

Merck also agreed to pay FoxHollow $40 million in equal installments over the initial four-year term of the research collaboration, in exchange for FoxHollow’s agreement to collaborate exclusively with Merck during such period with respect to certain fields, which generally involve the use of extracted plaque and other human tissue for the identification or development of drugs, drug targets, and biomarkers, certain drug delivery applications and the development of non-invasive external imaging technologies. Merck may extend these exclusivity obligations, on a year-to-year basis, in the event it also elects to extend the term of the collaboration beyond the initial four years, by making additional payments to FoxHollow of $10 million per year, which Merck may offset against its royalty and milestone obligations during such year.

Merck received certain rights under the stock purchase agreement in connection with its investment including, among others, board approval rights over certain corporate actions, anti-dilution rights for issuances of securities in private placements at a discount to both the market price and the per share price in the stock purchase agreement, registration rights and rights of first offer to purchase additional securities to maintain its pro rata ownership, all of which rights are subject to certain exceptions. The stock purchase agreement also provides that if a change in control of FoxHollow occurs prior to November 9, 2007, Merck is entitled to receive consideration in such transaction at least equal to its original per share purchase price for FoxHollow common stock. If the proposed merger is completed prior to November 9, 2007, ev3 will provide additional consideration to Merck equal to the difference between the value of the per share merger consideration of $25.92, as of July 21, 2007, and Merck’s original per share purchase price of $29.629, or a total of approximately $11.9 million. In addition, FoxHollow agreed to use commercially reasonable efforts to cause a Merck representative to be maintained as a director on the FoxHollow board of directors.

Amendment, Waiver, Consent and Assumption Agreement

In connection with the execution of the merger agreement, Merck & Co., Inc., which is a principal stockholder of FoxHollow and has a designee on the FoxHollow board of directors, FoxHollow and ev3 entered into an amendment, waiver, consent and assumption agreement.

Under the amendment, waiver, consent and assumption agreement, Merck has agreed effective upon the closing of the merger to waive any right to terminate the amended collaboration agreement as a result of the merger. The parties also agreed to exclude FoxHollow’s current chief executive officer’s departure as a corporate officer from the events triggering Merck’s ability to terminate the amended collaboration agreement, but retained such right in the event he is no longer on the ev3 board of directors, except in the event of death or disability. In addition, ev3 agreed to cause FoxHollow to continue to perform under the amended collaboration agreement and directly assumed the exclusivity obligations of the amended collaboration agreement.

Under the amendment, waiver, consent and assumption agreement, Merck has agreed to terminate certain rights under the stock purchase agreement including its board approval rights over certain corporate actions as well as its anti-dilution rights. In exchange, ev3 has agreed to assume certain obligations of FoxHollow under the stock purchase agreement. Merck, ev3 and FoxHollow also agreed that upon completion of the Merger, Richard N. Kender will be appointed to the ev3 board of directors as a representative of Merck and will be considered one of FoxHollow’s four directors to be part of the ev3 board of directors following the merger. In exchange for receiving registered shares of ev3 common stock in the merger, Merck has also agreed to terminate the registration rights agreement.

Accounting Treatment

The merger will be accounted for using the purchase method of accounting under U.S. GAAP. Under the purchase method of accounting, ev3 will be considered the acquirer of FoxHollow for accounting purposes and the total purchase price will be allocated to the assets acquired and liabilities assumed from FoxHollow based on their fair values as of the date of the completion of the merger and any excess of purchase price over those fair values will be recorded as goodwill. Reported financial condition and results of operations of ev3 issued after completion of the merger will reflect FoxHollow’s balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of FoxHollow. Following the completion of the merger, the earnings, if any, of the combined company will reflect purchase accounting adjustments, including increased amortization expense for acquired intangible assets.

Board of Directors and Management of ev3 Following the Merger; Headquarters

Board of Directors of the Combined Company

At the effective time, the board of directors of the combined company will be comprised of the 10 individuals named below, six of whom were selected by ev3 and four of whom were selected by FoxHollow. We expect that six of the 10 directors will be “independent directors” as defined under the Marketplace Rules of the NASDAQ Stock Market (and marked with an asterisk below). Commencing with the 2008 annual meeting of ev3 stockholders after the effective time of the merger, composition of the ev3 board of directors and its committees will be determined by the nomination and election process provided for in ev3’s charter and bylaws, contractual arrangements and Delaware law.

Directors with Terms	Directors with Terms	Directors with Terms
Expiring in 2008	Expiring in 2009	Expiring in 2010

James M. Corbett	Jeffrey B. Child*	John K. Bakewell*
Myrtle S. Potter*	Richard N. Kender	Richard B. Emmitt*
Elizabeth H. Weatherman	Daniel J. Levangie*	John B. Simpson, Ph.D., M.D.
Thomas E. Timbie*

Committees of the Board of Directors of the Combined Company

Following the merger, the ev3 board of directors will have a standing audit committee, compensation committee and a nominating and corporate governance committee. Each of these committees will include two members selected by ev3, one of whom will be designated as the chair of the committee, and one member selected by FoxHollow.

Chairman of the Board; Chief Executive Officer and Vice Chairman of the Board

As of the effective time of the merger, James M. Corbett will be the chairman of the board, president and chief executive officer of the combined company and John B. Simpson, Ph.D., M.D. will be the vice chairman of the board and chief scientist of the combined company.

See “Interests of FoxHollow Directors and Executive Officers in the Merger” beginning on page 109 and “Interests of ev3 Directors and Executive Officers in the Merger” beginning on page 84 for a description of the material interests of directors and executive officers of FoxHollow and ev3, respectively, in the merger that are in addition to, or different than, their interests as stockholders. Additional information about the current directors and executive officers of ev3 can be found in the “Proposal One — Election of Directors — Nominees for Director,” “Director Compensation,” “Security Ownership of Principal Stockholders and Management,” “Compensation Discussion and Analysis,” and “Executive Compensation” in the definitive proxy statement for ev3’s 2007 Annual Meeting of Stockholders filed with the SEC on April 16, 2007, which is incorporated by reference into this information/proxy statement-prospectus. Additional information about the current directors and executive officers of FoxHollow can be found in the “Proposal One — Election of Directors — Director Nominees,” “Executive Officers,” “Security Ownership of Certain Beneficial Owners and

Management,” and “Compensation Discussion and Analysis” in the definitive proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders filed with the SEC on April 30, 2007, which is incorporated by reference into this information/proxy statement-prospectus. See “Where You Can Find More Information” beginning on page 176.

Headquarters; Principal Offices

The combined company will be headquartered in Plymouth, Minnesota, with operating and manufacturing divisions in Irvine and Redwood City, California. The combined company’s principal international office will be in Paris, France.

Federal Securities Laws Consequences; Stock Transfer Restrictions

All shares of ev3 common stock that FoxHollow stockholders receive in the merger will be freely transferable, except for shares of ev3 common stock received by persons who are deemed to be “affiliates” of FoxHollow under the Securities Act of 1933, as amended, and the related SEC rules and regulations, at the time of the FoxHollow special meeting. These “affiliates” may resell their shares of ev3 common stock only in transactions permitted by Rule 145 under the Securities Act or as otherwise allowed under that Act. Persons who may be deemed to be affiliates of FoxHollow for these purposes generally include individuals or entities that control, are controlled by, or are under common control with FoxHollow and may include some officers, directors and principal stockholders of FoxHollow. The merger agreement requires FoxHollow to use reasonable efforts to cause each person who is an affiliate of FoxHollow to deliver to ev3, as soon as reasonably practicable and in any event prior to the FoxHollow special meeting, a written agreement to the effect that those persons will not offer or sell or otherwise dispose of any shares of ev3 common stock issued to them in the merger in violation of the Securities Act or the related SEC rules and regulations.

Under Rule 145 under the Securities Act, former FoxHollow stockholders who are affiliates of FoxHollow at the time of the FoxHollow special meeting and who are not affiliates of ev3 after completion of the merger, may sell their ev3 common stock at any time subject to the volume and manner of sale limitations of Rule 144 under the Securities Act. Further, so long as such former FoxHollow affiliates are not considered affiliates of ev3 following completion of the merger, and a period of at least one year has elapsed from completion of the merger, such former affiliates may sell their ev3 common stock without regard to the volume and manner of sale limitations of Rule 144 under the Securities Act so long as there is adequate current public information available about ev3 in accordance with Rule 144. After a period of two years has elapsed from the completion of the merger, and so long as such former affiliates are not affiliates of ev3 and have not been for at least three months prior to such sale, such former affiliates may freely sell their ev3 common stock. Former FoxHollow stockholders who become affiliates of ev3 after completion of the merger will still be subject to the volume and manner of sale limitations and the current public information requirements of Rule 144 under the Securities Act until each such stockholder is no longer an affiliate of ev3.

This information/proxy statement-prospectus does not cover any resales of shares of ev3 common stock to be received by the FoxHollow stockholders upon completion of the merger, and no person is authorized to make any use of this information/proxy statement-prospectus in connection with a resale.

Delisting and Deregistration of FoxHollow Common Stock

If the merger is completed, shares of FoxHollow common stock will cease to be listed on the NASDAQ Global Select Market and will be deregistered under U.S. federal securities laws.

Appraisal Rights

FoxHollow stockholders who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under section 262 of the Delaware General Corporation Law. This means, for any FoxHollow stockholder, that if you are not satisfied with the amount of consideration you are receiving in the merger, you are legally entitled to have the value of your shares independently determined and to receive payment in cash based on that valuation. This value could be more than, less than, or the same as the merger consideration. Failure to follow exactly all of the steps required under Delaware law will result in the loss of your appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of section 262, which is attached to this joint information/proxy statement-prospectus as Annex G. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under section 262. All references in section 262 and in this summary to a “stockholder” are to the record holder of the shares of FoxHollow common stock as of the close of business on August 28, 2007, the record date for determining the stockholders entitled to receive notice of the adoption of the merger agreement and the availability of appraisal rights. Only a holder of record of shares of FoxHollow common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A person having a beneficial interest in shares of FoxHollow common stock held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Under section 262, holders of shares of FoxHollow common stock who do not vote in favor of the adoption of the merger agreement and who otherwise follow the procedures set forth in section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive, in lieu of the consideration being offered in the merger, payment in cash of the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court. To exercise appraisal rights, the stockholder must not vote in favor of the adoption of the merger agreement. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement.

Under section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was such on the record date for the meeting of stockholders with respect to the shares for which appraisal rights are available that appraisal rights are available and include in the notice a copy of section 262. This joint information/proxy statement-prospectus will constitute the notice, and the full text of section 262 is attached as Annex G. Any FoxHollow stockholders who demanded appraisal of their shares and did not vote in favor of the merger will receive a second notice from FoxHollow, as the surviving corporation, within 10 days after the effective date of the merger notifying them that the merger has become effective. Any holder of shares of FoxHollow common stock who wishes to exercise appraisal rights, or who wishes to preserve his or her right to do so, should review the following discussion and Annex G carefully, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, FoxHollow believes that any stockholder considering exercising appraisal rights should seek the advice of legal counsel.

Filing Written Demand

Any holder of shares of FoxHollow common stock wishing to exercise appraisal rights must deliver to FoxHollow, before the vote on the adoption of the merger agreement at the FoxHollow special meeting at which the proposal to adopt the merger agreement will be submitted to the stockholders, a written demand for the appraisal of the stockholder’s shares. A holder of shares of FoxHollow common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. The stockholder must not vote in favor of the adoption of the merger agreement. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. Neither voting against the adoption of the merger agreement nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement will, in and of itself, constitute a written demand for appraisal satisfying the requirements of section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement. The demand must reasonably inform FoxHollow of the identity of the holder, as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the FoxHollow special meeting will constitute a waiver of appraisal rights.

If appraisal rights are available in connection with the merger, only a holder of record of shares of FoxHollow common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of FoxHollow common stock should be executed by or on behalf of the holder of record and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners.

If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of FoxHollow common stock held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to section 262 should be sent or delivered to FoxHollow at 740 Bay Road, Redwood City, California 94063, Attention: Corporate Secretary.

Any holder of shares of FoxHollow common stock may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to FoxHollow, as the surviving corporation, a written withdrawal of the demand for appraisal. However, any attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and this approval may be conditioned upon the terms as the Court deems just.

Notice by the Surviving Corporation

Within 10 days after the effective time of the merger, the surviving corporation must notify each holder of shares of FoxHollow common stock who has made a written demand for appraisal pursuant to section 262, and who has not voted in favor of the adoption of the merger agreement, that the merger has become effective.

Filing a Petition for Appraisal

Within 120 days after the effective time of the merger, but not thereafter, the surviving corporation or any holder of shares of FoxHollow common stock who has complied with section 262 and is entitled to appraisal rights under section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares that are entitled to appraisal rights. The surviving corporation is under no obligation to and has no present intention to file a petition, and holders should not assume that the surviving corporation will file a petition. Accordingly, it will be the obligation of the holders of shares of FoxHollow common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of FoxHollow common stock within the time prescribed in section 262.

Within 120 days after the effective time of the merger, any holder of shares of FoxHollow common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed by a holder of shares of FoxHollow common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After determining the holders of shares of FoxHollow common stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that the exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from the accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to fair value under section 262. Although FoxHollow believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither FoxHollow, ev3 nor Merger Sub anticipates offering more than the applicable merger consideration to any FoxHollow stockholder exercising appraisal rights, and each of FoxHollow, ev3 and Merger Sub reserves the right to assert, in any appraisal proceeding, that for purposes of section 262, the “fair value” of a share of FoxHollow common stock is less than the applicable merger consideration, and that the methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of FoxHollow common stock have been appraised. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. The Court may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of FoxHollow common stock under section 262 fails to perfect, or successfully withdraws or loses, the holder’s right to appraisal, the stockholder’s shares of FoxHollow common stock will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration applicable to shares with respect to which neither an all-cash nor an all-stock election was made, subject to the right of ev3 to treat the shares as cash election shares, without interest or dividends thereon. A stockholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger consideration in accordance with section 262.

From and after the effective time of the merger, no dissenting stockholder will have any rights of a FoxHollow stockholder with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of FoxHollow common stock, if any, payable to FoxHollow stockholders of record as of a time prior to the effective time of the merger; provided, however, that if a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after the effective time of the merger, or subsequently with the written approval of the surviving company, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the merger consideration in accordance with the terms of the merger agreement. Once a petition for appraisal is filed with the Delaware court, however, the appraisal proceeding may not be dismissed as to any stockholder of FoxHollow without the approval of the court.

Failure to comply strictly with all of the procedures set forth in section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes the material U.S. federal income tax consequences of the merger to holders of FoxHollow common stock and ev3 common stock.

This discussion addresses only those FoxHollow stockholders that hold their FoxHollow common stock as a capital asset within the meaning of section 1221 of the Code and does not address all aspects of federal income taxation that may be relevant to a holder of FoxHollow common stock in light of that stockholder’s particular circumstances or to a stockholder subject to special rules, such as:

•	a stockholder that is not a citizen or resident of the United States;

•	a financial institution or insurance company;

•	a mutual fund;

•	a tax-exempt organization;

•	a dealer or broker in securities or foreign currencies;

•	a trader in securities that elects to apply a mark-to-market method of accounting;

•	a stockholder that holds FoxHollow common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction; or

•	a stockholder that acquired FoxHollow common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership holds FoxHollow common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding FoxHollow common stock should consult its tax advisor.

The following discussion is not binding on the Internal Revenue Service, referred to as the IRS. It is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. The tax consequences under U.S. state and local and foreign laws and U.S. federal laws other than U.S. federal income tax laws are not addressed.

Holders of FoxHollow common stock are strongly urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state and local and foreign income and other tax laws in light of their particular circumstances.

General

ev3 and FoxHollow have structured the merger to qualify as a reorganization for U.S. federal income tax purposes. In the opinions of Oppenheimer Wolff & Donnelly LLP and Wilson Sonsini Goodrich & Rosati, P.C., the merger will qualify as a reorganization within the meaning of section 368(a) of the Code. It is a condition to the completion of the merger that Oppenheimer Wolff & Donnelly LLP and Wilson Sonsini Goodrich & Rosati, P.C. confirm their respective opinions as of the closing date of the merger. Neither ev3 nor FoxHollow intends to waive this condition. These opinions each rely on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by ev3 and FoxHollow, including those contained in certificates of officers of ev3 and FoxHollow. The accuracy of those representations, covenants or assumptions may affect the conclusions set forth in these opinions, in which case the tax consequences of the merger could differ from those discussed here. Opinions of counsel neither bind the IRS nor preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the tax consequences of the merger. The remainder of this discussion assumes that the merger will qualify as a reorganization within the meaning of section 368(a) of the Code.

U.S. Federal Income Tax Consequences to FoxHollow Stockholders

Subject to the qualifications and limitations set forth above, the material U.S. federal income tax consequences of the merger to the FoxHollow stockholders will be as described below.

In General.  A holder of FoxHollow common stock will not recognize gain or loss upon the exchange of that stockholder’s FoxHollow common stock for ev3 common stock in the merger, except that (i) gain or loss will be recognized on the receipt of cash instead of a fractional share of ev3 common stock (as described below), and (ii) gain will be recognized in an amount equal to the lesser of (a) the amount of cash received by a holder of FoxHollow common stock (other than cash received for a fractional share of ev3 common stock) and (b) the excess, if any, of the sum of the amount of such cash and the fair market value of the ev3 common stock received in the merger, over that holder’s tax basis in the FoxHollow common stock exchanged. Any gain recognized will generally be long-term capital gain if the holder’s holding period for the FoxHollow common stock surrendered in the merger is more than one year at the completion of the merger, and the cash received is not treated as a dividend. See “— Possible Treatment of Cash as Dividend,” below. Loss will be recognized only where a holder of FoxHollow common stock receives only cash as a result of the merger, such cash is less than that holder’s tax basis in the FoxHollow common stock exchanged, and the cash received is not treated as a dividend. See “— Possible Treatment of Cash as Dividend,” below.

Fractional Shares.  If a holder of FoxHollow common stock receives cash instead of a fractional share of ev3 common stock, the holder will be required to recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s FoxHollow common stock allocable to that fractional share of ev3 common stock. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the FoxHollow common stock exchanged for the fractional share of ev3 common stock is more than one year at the completion of the merger, and the cash received is not treated as a dividend. See “— Possible Treatment of Cash as Dividend,” below.

Tax Basis.  A holder of FoxHollow common stock will have a tax basis in the ev3 common stock received in the merger equal to (1) the tax basis of the FoxHollow common stock surrendered by that holder in the merger, reduced by (2) any tax basis of the FoxHollow common stock surrendered that is allocable to a fractional share of ev3 common stock for which cash is received, reduced by (3) the amount of cash received by a holder of FoxHollow common stock (other than cash received for a fractional share of ev3 common stock) and, increased by (4) the amount of gain recognized by the holder of FoxHollow common stock and any amount treated as a dividend (excluding any gain recognized as a result of cash received in lieu of a fractional share). In the case of a holder of FoxHollow common stock that holds shares of FoxHollow common stock with differing tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of FoxHollow common stock, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares.

Holding Period.  The holding period for the ev3 common stock received in exchange for shares of FoxHollow common stock in the merger will include the holding period for the shares of FoxHollow common stock surrendered in the merger. In the case of a holder of FoxHollow common stock that holds shares of FoxHollow common stock with differing tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of FoxHollow common stock.

Possible Treatment of Cash as Dividend.  In general, the determination of whether the receipt of cash pursuant to the merger will be treated as a dividend depends upon the extent to which your receipt of cash reduces your deemed percentage stock ownership of ev3. For purposes of this determination, you will be treated as if you first exchanged all of your FoxHollow common stock solely for ev3 common stock and then ev3 immediately redeemed (the “deemed redemption”) a portion of such ev3 common stock in exchange for the cash that you actually received. The gain that you recognize pursuant to the merger followed by a deemed redemption will be treated as capital gain if (i) the deemed redemption is “substantially disproportionate” with respect to you (and after the deemed redemption you actually or constructively own less than 50% of voting power of the outstanding ev3 common stock) or (ii) the deemed redemption is not “essentially equivalent to a dividend.”

The deemed redemption generally will be “substantially disproportionate” with respect to you if the percentage of the outstanding ev3 common stock that you actually and constructively own immediately after the deemed redemption is less than 80% of the percentage of the outstanding ev3 common stock that you are deemed actually and constructively to have owned immediately before the deemed redemption. The deemed redemption will not be considered to be “essentially equivalent to a dividend,” if it results in a “meaningful reduction” in your deemed percentage stock ownership of ev3. In applying the above tests, you may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock you actually own or owned. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if the shareholder has a relatively minor reduction in such shareholder’s percentage stock ownership under the above analysis.

As these rules are complex and dependent upon your specific circumstances, you should consult your tax advisor to determine whether you may be subject to these rules.

Information Reporting and Backup Withholding

A holder of FoxHollow common stock may be subject to information reporting and backup withholding at a rate of 28% in connection with cash amounts received in the merger, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, provided the required information is furnished.

Under Treasury regulation section 1.368-3T, if you owned immediately before the merger either (i) five percent or more, by vote or value, of the publicly traded stock of FoxHollow or (ii) securities of FoxHollow with a tax basis of $1.0 million or more, you will be required to file a statement with your U.S. federal income tax return for the year of the consummation of the merger. That statement must set forth your tax basis in, and the fair market value of, the shares of FoxHollow common stock that you surrendered pursuant to the merger, the date of the merger, and the name and employer identification number of ev3 and FoxHollow, and you will be required to retain permanent records of these facts.

This discussion is intended to provide only a general summary of the material U.S. federal income tax consequences of the merger, and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, ev3 and FoxHollow strongly urges each holder of FoxHollow common stock to consult his or her tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to that stockholder of the merger.

U.S. Federal Income Tax Consequences to ev3 Stockholders

Holders of ev3 common stock will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger.

REGULATORY AND OTHER APPROVALS REQUIRED FOR THE MERGER

Under the merger agreement, subject to the terms and conditions of the merger agreement, each of ev3 and FoxHollow has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the merger agreement and applicable law to consummate the merger and the other transactions contemplated by the merger agreement, including (1) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary applications, notices, filings and other documents and (2) obtaining all approvals, consents, waivers, orders, permits, rulings, authorizations and clearances from any governmental authority or other third party that are necessary or advisable to consummate the merger and the other transactions contemplated by the merger agreement. However, ev3, FoxHollow and their respective subsidiaries are not required to:

•	take any action, agree to take any action or consent to the taking of any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting its or its subsidiaries’ business in any specified manner) if doing so would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on ev3, FoxHollow and their respective subsidiaries taken as a whole, after the effective time of the merger, or

•	take any action that is not conditioned on the consummation of the merger.

The merger is subject to review by the U.S. Federal Trade Commission, the U.S. Department of Justice and state and foreign antitrust authorities pursuant to applicable federal, state and foreign antitrust laws. A condition to ev3’s and FoxHollow’s respective obligations to consummate the merger is that any waiting period applicable to the merger under the HSR Act will have expired or been terminated. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 139.

Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including the merger, may not be consummated unless certain waiting period requirements have expired or been terminated. Under the HSR Act, the merger may not be consummated until 30 days after the initial filing (unless early termination of this waiting period is granted) or, if the Antitrust Division of the U.S. Department of Justice or the U.S. Federal Trade Commission issues a request for additional information, 30 days after ev3 and FoxHollow have “substantially complied” with such request for additional information (unless this period is shortened pursuant to a grant of earlier termination). Notwithstanding such expiration, at any time before or after the effective time of the merger, the U.S. Federal Trade Commission, the U.S. Department of Justice or others could take action under the antitrust laws with respect to the merger, including seeking to enjoin the completion of the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of assets of ev3 or FoxHollow or to impose restrictions on the operations of the combined company post closing. There can be no assurance that the merger will not be challenged on antitrust grounds or, if such a challenge is made, that the challenge will not be successful. In addition, state or foreign antitrust authorities and private parties in certain circumstances may bring legal action under the antitrust laws seeking to enjoin the merger or seeking conditions to the completion of the merger. Under the merger agreement, subject to the conditions and limitations described above, ev3 and FoxHollow have agreed to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act. Each of ev3 and FoxHollow have filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Justice Department and the Federal Trade Commission, and the early termination of the waiting period was granted.

Other than the filings described above and certain third party approvals which have previously been obtained, neither ev3 nor FoxHollow is aware of any regulatory approvals or material third party approvals required to be obtained, or waiting periods required to expire, to complete the merger. If ev3 and FoxHollow discover that other approvals or waiting periods are necessary, ev3 and FoxHollow will seek to obtain or comply with them in accordance with the merger agreement.

THE COMPANIES

ev3 Inc.

ev3 is a leading global medical device company focused on catheter-based technologies for the endovascular treatment of vascular diseases and disorders. Its name signifies its commitment to, and engagement in, the peripheral vascular, neurovascular and cardiovascular markets and the physician specialties that serve them. ev3 sells over 100 products consisting of over 1,000 styles and sizes in more than 60 countries through a direct sales force in the United States, Canada, Europe and other countries and distributors in selected other international markets. As of July 1, 2007, its direct sales organization consisted of approximately 265 sales professionals. ev3’s customers include a broad cross-section of physicians, including radiologists, neuroradiologists, vascular surgeons, neuro surgeons, other endovascular specialists and cardiologists.

ev3 is focused on emerging and under-innovated opportunities in the endovascular device market, a strategy that it believes is uncommon in the medical device industry. This unique approach allows it to compete effectively with smaller companies that have narrow product lines and lack an international sales force and infrastructure, yet also compete with larger companies that do not have ev3’s focus and agility. ev3 believes that the peripheral vascular and neurovascular markets, when compared to the cardiovascular market, have higher growth potential with fewer entrenched competitors. The competitive strengths that have been responsible for ev3’s past success and the strategies that it believes will drive its future growth include:

•	targeting under-innovated and emerging markets;

•	leveraging its products across major endovascular sub-markets;

•	investing in clinical research to demonstrate the benefits of its products;

•	expanding its business through product innovation and strategic acquisitions;

•	enhancing its global organization and presence; and

•	leading its business by an experienced management team.

ev3 is organized into two business segments: cardio peripheral and neurovascular. It manages its business and reports its operations internally and externally on this basis. Its cardio peripheral segment includes products that are used primarily in peripheral vascular procedures and in targeted cardiovascular procedures by radiologists, vascular surgeons and cardiologists, and include stents, embolic protection devices, carotid stenting solutions, thrombectomy devices and procedural support products. ev3’s neurovascular segment contains products that are used primarily by neuroradiologists and neuro surgeons, and include embolic coils, liquid embolics, neuro stents, microcatheters, occlusion balloon systems and guidewires. During fiscal 2006 and for the six months ended July 1, 2007, these segments generated net revenue of $202.4 million and $126.9 million, respectively.

ev3’s principal executive offices are located at 9600 54th Avenue North, Plymouth, Minnesota 55442 and its telephone number is (763) 398-7000.

This information/proxy statement-prospectus incorporates important business and financial information about ev3 from other documents that are not included in or delivered with this information/proxy statement-prospectus. For a list of the documents incorporated by reference in this information/proxy statement-prospectus, see “Where You Can Find More Information” beginning on page 176.

FoxHollow Technologies, Inc.

FoxHollow designs, develops, manufactures and sells medical devices primarily for the treatment of peripheral artery disease. PAD results from the accumulation of plaque in arteries, most commonly occurring in the pelvis and legs. Plaque accumulation, known as atherosclerosis, causes the narrowing of arteries, thereby reducing the flow of oxygenated blood to tissue and organs. Left untreated, PAD increases the risk of heart attack, stroke, amputation or death. FoxHollow’s first product, the SilverHawk Plaque Excision System, is a minimally-invasive, catheter system that treats PAD by removing plaque in order to reopen narrowed or blocked arteries. In June 2003, the FDA granted FoxHollow 510(k) clearance to market the SilverHawk in the United States for treatment of atherosclerosis in the peripheral vasculature. FoxHollow commenced full commercial introduction of the SilverHawk in the United States in January 2004.

According to the American Heart Association, or AHA, PAD affects approximately 8 to 12 million people in the United States. PAD becomes more common with age and, according to the AHA, affects up to 20% of the U.S. population over 70. Growth in the prevalence of diabetes and obesity, both of which are risk factors for PAD, is also contributing to an increase in the prevalence of PAD. PAD is currently underdiagnosed and undertreated. There are approximately 2.5 million people in the United States diagnosed with PAD, which represents approximately 25% of all patients with the disease. FoxHollow believes that several factors are contributing to a growing diagnosed patient population, including increasing public and physician awareness, evolving physician practice patterns, and increasing diagnostic screening for PAD. Treatment for patients diagnosed with PAD depends on the severity of the disease. Physicians typically treat patients with mild to moderate PAD through non-invasive management, including lifestyle changes and drug treatment, and, if symptoms worsen, they may recommend interventional procedures, including angioplasty and stenting, or surgical procedures, including bypass grafting and amputation.

FoxHollow’s SilverHawk device provides a treatment approach for PAD that it believes offers significant benefits for patients. Unlike most treatments for PAD that leave the plaque in the artery, the SilverHawk is designed for removal of plaque from artery walls with minimal vascular trauma. Use of the SilverHawk does not involve stretching of the artery walls that can lead to dissection or perforation. FoxHollow markets the SilverHawk through its direct sales force in the United States primarily to interventional cardiologists, as well as to vascular surgeons and interventional radiologists. Reimbursement claims for the SilverHawk procedure are typically submitted by the hospital and physician to Medicare or other third-party payors using established billing codes for atherectomy procedures. For the year ended December 31, 2006, FoxHollow sold over 66,000 devices, and ended the year with more than 1,100 current hospital customers in the United States. FoxHollow also markets the Rinspirator System, or Rinspirator, acquired in September 2006 through the acquisition of Kerberos Proximal Solutions. The Rinspirator removes thrombi, or blood clots, from occluded arteries in patients suffering from PAD or coronary artery disease.

FoxHollow’s executive offices are located at 740 Bay Road, Redwood City, California 94063 and its telephone number is (650) 421-8400.

This information/proxy statement-prospectus incorporates important business and financial information about FoxHollow from other documents that are not included in or delivered with this information/proxy statement-prospectus. For a list of the documents incorporated by reference into this information/proxy statement-prospectus, see “Where You Can Find More Information” beginning on page 176.

Foreigner Merger Sub, Inc.

Foreigner Merger Sub, Inc., which we refer to as Merger Sub, is a wholly-owned subsidiary of ev3 that was incorporated in Delaware in July 2007. Merger Sub does not engage in any operations and exists solely to facilitate the merger. If the merger is completed, Merger Sub will cease to exist following its merger with and into FoxHollow.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all of the terms of the merger agreement and is qualified by reference to the complete merger agreement which is attached as Annex A to this information/proxy statement-prospectus and incorporated herein by reference. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not this summary or any other information contained in this information/proxy statement-prospectus. All stockholders of ev3 and FoxHollow are urged to read the merger agreement carefully and in its entirety.

Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in the Merger Agreement

The merger agreement and related description are intended to provide you with information regarding the terms of the merger agreement and are not intended to modify or supplement any factual disclosures about ev3 or FoxHollow in their respective public reports filed with the SEC. In particular, the merger agreement and related description are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to ev3 or FoxHollow. The representations and warranties have been negotiated with the principal purpose of not establishing matters of fact, but rather as a risk allocation method establishing the circumstances in which a party may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable under the securities laws.

Structure of the Merger

The merger agreement provides for the merger of Foreigner Merger Sub, Inc., a wholly-owned subsidiary of ev3 that was formed for the purpose of the merger, with and into FoxHollow, with FoxHollow surviving the merger. Immediately following the merger, FoxHollow will become a wholly-owned subsidiary of ev3. The merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware (or at such later time as ev3 and FoxHollow agree and specify in the certificate of merger). The time the merger becomes effective is referred to as the effective time of the merger. ev3 and FoxHollow anticipate that the parties will make this filing as soon as practicable after the last of the conditions to the merger contained in the merger agreement has been satisfied or waived.

In the event that counsel for ev3 or FoxHollow is unable to deliver the tax opinion set forth in the closing conditions of the merger agreement, ev3 shall effect a second merger, provided that counsel to the parties has indicated that after the second merger such counsel will be able to deliver the required tax opinion. In such event, then immediately following the effective time of the merger, FoxHollow, as the surviving corporation of the first merger will be merged with and into, at ev3’s election, ev3 or a wholly-owned subsidiary of ev3, with the ev3 entity surviving the second merger.

Timing of Closing

The closing will take place two business days after the day on which the last of the conditions precedent to closing set forth in the merger agreement has been satisfied or waived, unless ev3 and FoxHollow agree to a different date. See “— Conditions to Completion of the Merger” beginning on page 139 for a more complete description of the conditions that must be satisfied or waived before closing.

Merger Consideration

FoxHollow Stockholders.  Subject to the terms and conditions of the merger agreement, at the effective time of and as a result of the merger each share of FoxHollow common stock issued and outstanding immediately prior to the effective time of the merger, other than dissenting shares and shares owned by FoxHollow as treasury stock, will be converted into the right to receive 1.45 shares of ev3 common stock and $2.75 in cash without interest. Alternatively, FoxHollow stockholders may elect to receive either 1.62 shares of ev3 common stock or $25.92 in cash without interest for each share of FoxHollow common stock by making an all-stock or an all-cash election, respectively. Stock and cash elections are subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate. As a result, a FoxHollow stockholder making an all-stock or all-cash election may receive a prorated amount of ev3 common stock and cash. FoxHollow stockholders will receive cash for any fractional shares of ev3 common stock that they would otherwise receive in the merger. The amount of cash for fractional shares will be calculated by multiplying the fraction of a share of ev3 common stock to which the FoxHollow stockholder would be entitled to receive by the average closing sale price of a share of ev3 common stock for the 10 consecutive trading day period ending on the second trading day prior to the day on which the merger occurs. The ev3 common stock, cash, or combination of ev3 common stock and cash, together with any cash received in lieu of fractional shares, is referred to as the merger consideration. For more information about fractional share treatment, please see “The Merger Agreement — Fractional Shares” beginning on page 133 and for more information about the treatment of FoxHollow options, please see “The Merger Agreement — FoxHollow Stock Options and Other Stock-Based Awards” beginning on page 133.

ev3 Stockholders.  ev3 stockholders will continue to own their existing shares of ev3 common stock after the merger. Each share of ev3 common stock will represent one share of common stock in the combined company. ev3 stockholders should not send in their stock certificates in connection with the merger.

ev3 and FoxHollow expect that, upon completion of the merger, the FoxHollow stockholders immediately prior to the merger will own approximately 41% of the outstanding common stock of the combined company on a fully-diluted basis, and the ev3 stockholders immediately prior to the merger will own approximately 59% of the outstanding common stock of the combined company on a fully-diluted basis.

Election Procedures

The merger agreement provides that, at the effective time of the merger, each issued and outstanding share of FoxHollow common stock, will be converted into the right to receive:

•	1.45 shares of ev3 common stock and $2.75 in cash;

•	1.62 shares of ev3 common stock; or

•	$25.92 in cash.

A fixed total number of shares of ev3 common stock will be issued and a fixed total amount of cash will be paid pursuant to the merger. If the elections of all of the FoxHollow stockholders result in an oversubscription of the total stock consideration or total cash consideration, the total stock consideration or the total cash consideration will not be increased. Rather, the merger consideration for the all-stock election and all-cash election will be adjusted to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate.

ev3 and FoxHollow have appointed Wells Fargo Shareowner Services as exchange agent to handle the exchange of FoxHollow common stock in the merger. Included with this information/proxy statement-prospectus, the exchange agent has sent to each holder of FoxHollow common stock an election form and letter of transmittal for use in the exchange and instructions explaining how to elect the desired merger consideration and surrender stock certificates or transfer uncertificated shares of FoxHollow common stock to the exchange agent. Holders of FoxHollow common stock that surrender their stock certificates or transfer their uncertificated shares to the exchange agent, together with a properly completed letter of transmittal, will receive the appropriate merger consideration.

Holders of FoxHollow common stock should send their stock certificates, together with a properly completed and signed form of election and letter of transmittal, for the receipt by the exchange agent no later than 5:00 p.m., New York City time, on [          ], 2007. If FoxHollow and ev3 do not expect to consummate the merger within four business days following the date of the FoxHollow stockholder meeting, they will extend the election deadline and publicly announce the extension. If the exchange agent has not received such documents by such time, then such FoxHollow stockholder will be deemed to have made an election for consideration of 1.45 shares of ev3 common stock and $2.75 in cash in respect of their shares of FoxHollow common stock. However, they will not receive the merger consideration to which they are entitled until they have sent their stock certificates to the exchange agent. If a FoxHollow stockholder does not make a valid election with respect to its shares of FoxHollow common stock, upon consummation of the merger the exchange agent will send a second letter of transmittal that should be completed and executed and returned to the exchange agent with the FoxHollow stockholder’s stock certificates in order to receive the merger consideration.

FoxHollow stockholders that hold their shares in “street name” will receive directions from their brokers or other nominees regarding how to make elections. Brokers and other nominees will only make elections with respect to shares for which they have been properly instructed by the beneficial owners of the shares to make elections in accordance with their directions; all other shares will be treated as if their holders made election for mixed consideration of 1.45 shares of ev3 common stock and $2.75 in cash.

If a holder of FoxHollow common stock wishes to elect the type of merger consideration such FoxHollow stockholder prefers to receive in the merger, such FoxHollow stockholder must deliver its stock certificate(s) (or follow the procedures for guaranteed delivery) and a properly completed and signed form of election and letter of transmittal to the exchange agent prior to the election deadline. Such a FoxHollow stockholder will not be able to sell any shares of FoxHollow common stock that the FoxHollow stockholder has delivered, unless the FoxHollow stockholder revokes its election before the deadline by providing written notice to the exchange agent. If the FoxHollow stockholder does not revoke its election, the FoxHollow stockholder will not be able to liquidate its investment in FoxHollow common stock for any reason until the FoxHollow stockholder receives ev3 common stock and/or cash in the merger. If a form of election and letter of transmittal is revoked, the stock certificates to which such form of election and letter of transmittal relates will be returned promptly to the FoxHollow stockholder submitting such form of election and letter of transmittal to the exchange agent.

Each form of election and letter of transmittal automatically will be revoked if the exchange agent is notified in writing by FoxHollow or ev3 that the merger has been abandoned. If a form of election and letter of transmittal is revoked, the stock certificates to which such form of election and letter of transmittal relates will be returned promptly to the FoxHollow stockholder submitting such form of election and letter of transmittal to the exchange agent.

After the effective time of the merger, holders of unexchanged shares of FoxHollow common stock will not be entitled to receive any dividends or other distributions payable by ev3 after the closing until their shares of FoxHollow common stock are properly surrendered as described above and in accordance with the merger agreement. However, once those shares are surrendered, ev3 will pay the holder, without interest, any dividends or other distributions with a record date after the effective time of the merger that were previously paid to ev3 stockholders or are payable at the time the shares of FoxHollow common stock are surrendered.

In the event of a transfer of ownership of FoxHollow common stock that is not registered in FoxHollow’s transfer records or if any certificate for the ev3 merger consideration is to be issued in a name other than the name in which the FoxHollow certificate being surrendered is registered, if a transferee presents to the exchange agent the certificate representing such transferred shares properly endorsed or otherwise in proper form for transfer, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid, then such transferee will receive the merger consideration with respect to the shares formerly represented by such certificate and any dividends and other distributions to which such transferee is entitled to pursuant to the merger agreement.

If you have additional questions about the election procedures, you should contact Wells Fargo Shareowner Services at 1-800-380-1372.

Lost, Stolen or Destroyed Certificates

If a stock certificate to be exchanged by a FoxHollow stockholder for merger consideration has been lost, stolen or destroyed, the exchange agent will issue the applicable merger consideration in exchange for that certificate upon the making of an affidavit by the holder of the certificate of the fact that the certificate has been lost, stolen or destroyed, the case may be. However, ev3 may in its discretion and as a condition precedent to the merger consideration being paid on such certificate require the owner of the lost, stolen or destroyed certificate to deliver a bond in a such sum as ev3 may reasonably direct as indemnity against any claim that may be made against ev3 or the exchange agent with respect to the lost, stolen or destroyed certificate.

Fractional Shares

ev3 will not issue fractional shares of ev3 common stock in the merger. All fractional shares of ev3 common stock that a holder of shares of FoxHollow common stock would otherwise be entitled to receive as a result of the merger will be aggregated. For any fractional share that results from such aggregation, the exchange agent will pay the holder an amount of cash, without interest, equal to the fraction of a share of ev3 common stock to which the FoxHollow stockholder would be entitled in the merger multiplied by the average of the closing prices for a share of ev3 common stock on the NASDAQ Global Select Market for the 10 consecutive trading day period ending on (and including) the second trading day prior to the effective time of the merger.

FoxHollow Stock Options and Other Stock-Based Awards

All FoxHollow stock options that are outstanding as of the effective time of the merger, whether or not exercisable and whether or not vested, will remain outstanding following the effective time of the merger and will be assumed by ev3 as described below.

At the effective time of the merger, each outstanding (i) option to purchase shares of FoxHollow common stock and (ii) other award based on FoxHollow common stock, will be converted into and become, respectively, an option to purchase shares of ev3 common stock or an award based on shares of ev3 common stock, on terms substantially identical to those in effect immediately prior to the effective time of the merger. Each option will be adjusted to allow the holder to purchase a number of shares of ev3 common stock equal to the product of (1) the number of shares of FoxHollow common stock subject to the FoxHollow option or award immediately before the completion of the merger and (2) an amount equal to (a) $2.75 plus the product of 1.45 and the average of the closing prices for a share of ev3 common stock on the NASDAQ Global Select Market for the 10 consecutive trading day period ending on (and including) the second trading day prior to the day the merger becomes effective (such product referred to as the “applicable ev3 stock price”), divided by (b) the applicable ev3 stock price (such ratio referred to as the “stock award exchange ratio”), rounded down to the nearest whole share. In addition, at the effective time of the merger, the exercise price of each such option will be changed to a price per share equal to (1) the per share exercise price of the existing FoxHollow option, divided by (2) the stock award exchange ratio, rounded up to the nearest whole cent. The number of shares of ev3 common stock subject to the converted FoxHollow common stock awards will be adjusted by multiplying (1) the number of shares of FoxHollow common stock subject to the existing FoxHollow award, by (2) the stock award exchange ratio, rounded down to the nearest whole share.

ev3 has agreed to take all action necessary to implement the conversion described above, including the reservation, issuance and listing of a sufficient number of shares of ev3 common stock for delivery upon exercise of these substitute options and stock-based awards. ev3 is required to prepare and file a registration statement on Form S-8 with the SEC with respect to the shares of ev3 common stock subject to the above options and awards and is required to have the registration statement declared effective promptly, but in no event later than five business days, after the effective time of the merger and to maintain its effectiveness for so long as any options and stock-based awards remain outstanding.

Listing of ev3 Common Stock

ev3 has agreed to use reasonable best efforts to cause the shares of ev3 common stock to be issued in the merger and the shares of ev3 common stock to be reserved for issuance upon exercise, vesting or payment under any converted FoxHollow stock option or other stock-based award to be approved for listing on NASDAQ. It is also a condition to the merger that such shares of ev3 common stock be approved for listing on NASDAQ on or prior to the effective time of the merger. ev3 will continue to use the trading symbol “EVVV” for the shares of ev3 common stock issuable to the FoxHollow stockholders in the merger.

ev3 Governance and Related Matters

ev3 has agreed to take the necessary corporate action so that, at the effective time of the merger:

•	The board of directors of the combined company will be comprised of 10 directors, with six members selected by ev3 and four members selected by FoxHollow. Commencing with the first annual meeting of ev3 stockholders after the effective time of the merger, composition of the ev3 board of directors and its committees will be determined by the nomination and election process provided for in ev3’s certificate of incorporation and bylaws, contractual arrangements and Delaware law.

•	The combined company board of directors will have a standing audit committee, compensation committee and nominating and corporate governance committee. Each of these committees will include two members selected by ev3, one of whom will be designated as the chair of the committee, and one member selected by FoxHollow.

•	James M. Corbett will be the chairman of the board of directors, president and chief executive officer of the combined company and John B. Simpson, Ph.D., M.D. will become vice chairman of the board of directors and chief scientist.

•	The merger agreement requires ev3 and FoxHollow to create a joint business integration committee as soon as practicable after signing the merger agreement, consisting of four representatives designated by ev3 and three representatives designated by FoxHollow. The chair of the integration committee will be the chief executive officer of ev3. The integration committee is responsible for organizing, developing, managing and implementing a plan for the prompt and efficient integration of the businesses of ev3 and FoxHollow and their respective subsidiaries.

Representations and Warranties

The merger agreement contains a number of substantially reciprocal representations and warranties made by each of ev3 and FoxHollow to the other. The most significant representations and warranties relate to:

•	due organization, good standing and qualification;

•	capitalization;

•	corporate authority to enter into the merger agreement and complete the merger;

•	absence of any breach of organizational documents, laws and agreements as a result of the merger;

•	required consents and filings with government entities;

•	compliance with applicable SEC requirements with respect to, and sufficiency of, documents filed with the SEC;

•	conformity of the financial statements with applicable accounting principles and presentation by the financial statements, in all material respects, of the consolidated financial positions of ev3 and FoxHollow;

•	absence of undisclosed liabilities;

•	sufficiency of internal controls over financial reporting;

•	compliance with applicable laws and court orders;

•	regulatory compliance;

•	absence of material pending or threatened legal proceedings;

•	tax matters and tax treatment;

•	certain agreements;

•	employee benefits plans;

•	ownership of subsidiaries;

•	absence of material changes or events since December 31, 2006;

•	approval and adoption of the merger agreement and related matters by the board of directors;

•	required stockholder vote to approve the merger;

•	ownership of properties;

•	intellectual property;

•	environmental matters;

•	labor and employment matters;

•	insurance;

•	broker’s fees; and

•	receipt of opinions from financial advisors.

Significant portions of the representations and warranties of ev3 and FoxHollow are qualified as to “materiality” or “material adverse effect.” Under the merger agreement, a material adverse effect means, when used in connection with ev3 or FoxHollow, (i) a material adverse effect on the business, assets, capitalization, financial condition or results of operations of ev3 or FoxHollow and their respective subsidiaries, taken as a whole, or (ii) that is reasonably likely to materially impair, prevent or delay the ability of ev3 or FoxHollow to complete the merger or to perform its obligations under the merger agreement, except, with respect to clause (i), any such effect to the extent resulting from any of the following (so long as, in the first four bullet points below, such effect does not have a materially disproportionate effect on ev3 or FoxHollow, as the case may be, or their respective subsidiaries):

•	changes in prevailing economic or financial market conditions in the United States or any other jurisdiction in which ev3 or FoxHollow has substantial business operations;

•	changes or events generally affecting any industry in which ev3 or FoxHollow, as the case may be, or any of their subsidiaries participate;

•	changes resulting from a change in U.S. GAAP;

•	changes in laws, rules, or regulations of general applicability;

•	the execution, delivery and performance of the merger agreement or the announcement of the merger;

•	changes resulting from any act of war or terrorism;

•	the failure to meet public estimates or forecasts of revenue, earnings or other financial metrics or internal forecasts or budgets of revenues, earnings or other financial metrics (but the underlying causes of such failure may be considered in determining whether there has been a material adverse effect); or

•	changes in the trading prices of ev3’s or FoxHollow’s common stock, by itself.

The representations and warranties in the merger agreement do not survive the completion of the merger or the termination of the merger agreement.

Certain Covenants

ev3 and FoxHollow have agreed to certain covenants in the merger agreement, including the covenants described below:

No Solicitation.  Each of ev3 and FoxHollow has agreed that it and its subsidiaries and their respective officers, directors, employees and advisors will not:

•	solicit, initiate or take any action to knowingly facilitate or encourage the submission of any “acquisition proposal” of the type described below;

•	enter into or participate in any discussions or negotiations with or furnish any information relating to itself or any of its subsidiaries to or otherwise cooperate in any way with, or knowingly assist or facilitate any third party seeking to make or who has made an acquisition proposal;

•	approve, endorse or recommend to its stockholders an acquisition proposal, and in the case of FoxHollow, fail to make, withdraw or modify in a manner adverse to ev3 its recommendation to its stockholders that they approve and adopt the merger agreement and the merger, which in each case is referred to as a change in recommendation;

•	enter into any letter of intent, memorandum of understanding or other agreement contemplating or otherwise relating to any acquisition proposal;

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of itself or any of its subsidiaries; or

•	propose publicly or agree to do any of the foregoing related to any acquisition proposal.

However, prior to approval by the FoxHollow stockholders of the merger agreement and the merger, FoxHollow is permitted to engage in discussions or negotiations with, and/or provide information to, any person in response to an unsolicited bona fide acquisition proposal that is reasonably likely to lead to a superior proposal if:

•	such person enters into a confidentiality agreement with ev3 with terms no less favorable to such person than those contained in the confidentiality agreement between FoxHollow and ev3;

•	its board of directors determines, after receiving the advice of outside legal counsel, that failing to take such action would reasonably be expected to breach its fiduciary duties to the FoxHollow stockholders;

•	at least 48 hours prior to engaging or participating in such discussions or negotiations with, or furnishing any non-public information to, such person, FoxHollow gives ev3 written notice of the identity of such person and the material terms of the acquisition proposal; and

•	FoxHollow contemporaneously furnishes to ev3 any non-public information furnished to such person.

ev3 is permitted to engage in discussions or negotiations with, and/or provide information relating to FoxHollow and ev3 to, any person in response to an unsolicited bona fide acquisition proposal in writing that expressly states that such person intends to honor, and cause ev3 to honor, the obligations of ev3 under the merger agreement, if:

•	such person enters into a confidentiality agreement with ev3 with terms no less favorable to such person than those contained in the confidentiality agreement between FoxHollow and ev3;

•	its board of directors determines, after receiving the advice of outside legal counsel, that failing to take such action would reasonably be expected to breach its fiduciary duties to the ev3 stockholders;

•	at least 48 hours prior to engaging or participating in such discussions or negotiations with, or furnishing any non-public information to, such person, ev3 gives FoxHollow written notice of the identity of such person and the material terms of the acquisition proposal; and

•	ev3 contemporaneously furnishes to FoxHollow any non-public information furnished to such person.

ev3 may accept such a proposal and enter into a definitive agreement with a third party if:

•	the definitive agreement provides that the third party will cause ev3 to honor all of its obligations under the merger agreement;

•	prior to entering into the definitive agreement, ev3 has given FoxHollow (i) at least three business days notice of its intention to enter into the definitive agreement, (ii) the opportunity to meet and discuss with ev3 in good faith the definitive agreement and (iii) any material information possessed by ev3 with respect to the acquisition proposal, including the material terms and conditions of the definitive agreement, the identity of the party making the acquisition proposal and a copy of the definitive agreement and any other material documents received by ev3 in connection with the acquisition proposal; and

•	ev3’s board of directors determines, after receiving the advice of outside legal counsel, that failing to enter into the definitive agreement would reasonably be expected to breach its fiduciary duties to ev3 stockholders.

An “acquisition proposal” is, with respect to ev3 or FoxHollow, any proposal or offer with respect to, or a transaction or series of related transactions to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its significant subsidiaries (other than certain transactions permitted by the merger agreement) or any purchase or sale of 15% or more of the consolidated assets (including, without limitation, stock of its subsidiaries) of it and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 15% or more of its total voting power (or of the surviving parent entity in such transaction) or of any of its significant subsidiaries.

A “superior proposal” is a bona fide, written acquisition proposal involving the acquisition of all of the outstanding voting securities of FoxHollow, (i) which, if any cash consideration is involved, is not subject to any financing contingencies (and if financing is required, such financing is then fully committed to the third party making such acquisition proposal) and (ii) with respect to which the FoxHollow board of directors shall have reasonably determined in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel, and after taking into account, among other things, the financial, legal and regulatory aspects of such acquisition transaction, as well as any counter-offer or proposal made by ev3) that (A) the acquiring party is reasonably capable of timely consummating the proposed acquisition on the terms proposed and without unreasonable delay and (B) the proposed acquisition would, if timely consummated in accordance with its terms, be more favorable to the FoxHollow stockholders (in their capacity as such), from a financial point of view, than the transactions contemplated by the merger agreement (or any counter-offer or proposal made by ev3).

Covenant to Recommend.  ev3 has agreed to recommend the approval to the ev3 stockholders of (1) a proposal to be effective upon completion of the merger to amend ev3’s certificate of incorporation to increase the authorized number of shares of ev3 common stock and (2) a proposal to issue shares of ev3 common stock to the FoxHollow stockholders in the merger on the terms and conditions set forth in the merger agreement. Certain ev3 stockholders who collectively held of record approximately 50.2% of the issued and outstanding shares of ev3 common stock as of the close of business on July 20, 2007 executed a written consent approving the issuance of the ev3 shares in the merger and an amendment to ev3’s certificate of incorporation increasing the number of shares of common stock that ev3 is authorized to issue from 100 million to 300 million, such amendment to be effective immediately prior to the effective time of the merger.

The FoxHollow board of directors has agreed to recommend the approval by the FoxHollow stockholders of a proposal to approve and adopt the merger agreement and the merger, and has agreed to call a meeting of the FoxHollow stockholders for this purpose. Prior to approval by the FoxHollow stockholders of the merger agreement and the merger, FoxHollow may change its recommendation if it has received a superior proposal. However, before making such a change, it must provide ev3 with a period of five business days to adjust the terms of the merger agreement so as to enable it to proceed without changing its recommendation. Following such five business day period, if ev3 has not made a counteroffer or proposal that the FoxHollow board determines, after consultation with its financial advisor and outside legal counsel, is at least as favorable to the FoxHollow stockholders as the superior proposal and if the FoxHollow board of directors determines that its failure to change its recommendation would reasonably be expected to breach its fiduciary duties to the FoxHollow stockholders, then it may change its recommendation to the FoxHollow stockholders.

Unless the merger agreement is otherwise terminated in accordance with its terms, whether or not (i) the FoxHollow board of directors has made an adverse recommendation change; or (ii) an acquisition proposal has been commenced, disclosed, announced or submitted to the FoxHollow board of directors, the FoxHollow proposals described above must be submitted to the FoxHollow stockholders at a meeting of the FoxHollow stockholders called for these purposes.

Interim Operations of ev3 and FoxHollow.  Each of ev3 and FoxHollow has undertaken a separate covenant that places restrictions on it and its subsidiaries until the later of either the effective time of the merger or the date the merger agreement is terminated. In general, ev3 and its subsidiaries and FoxHollow and its subsidiaries are required to conduct their respective businesses in the ordinary course consistent with past practice and to use all reasonable efforts to preserve intact their respective business organizations and relationships with third parties. The companies have also agreed to some specific restrictions which (subject to exceptions described in the merger agreement) are substantially, but not entirely, the same, because, in a number of instances, an action is applicable to only one of the companies by its nature. The most significant activities that each company has agreed not do to, and not to permit its subsidiaries to do, are as follows:

•	enter into any new material line of business;

•	make any material change in its current business;

•	make certain capital expenditures;

•	enter into, terminate or fail to renew any material lease, contract, license or agreement, or amend any material lease, contract, license or agreement other than in the ordinary course of business or consistent with past practice;

•	declare dividends or split, combine or reclassify its shares of capital stock;

•	repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock;

•	issue, deliver or sell equity securities, options or other securities convertible into or exercisable for equity securities, except to a limited extent to employees or directors;

•	amend its governing documents, except for the amendment to ev3’s certificate of incorporation discussed elsewhere in this information/proxy statement-prospectus and to effect the corporate governance matters described in “— ev3 Governance and Related Matters” above;

•	acquire any assets, rights or properties, except in limited circumstances;

•	dispose of a material asset, rights or properties, except in limited circumstances;

•	create, incur or assume any indebtedness, other than in the ordinary course or under existing lines of credit;

•	take any action with the intention of making its representations and warranties in the merger agreement untrue;

•	change its financial accounting or tax accounting policies;

•	adopt a plan of complete or partial liquidation;

•	not settle any legal proceedings (applicable to FoxHollow);

•	consult with FoxHollow before settling any legal proceedings (applicable to ev3); and

•	enter into any agreement that limits or otherwise restricts in any material respect such party, or will restrict the combined company after the effective time of the merger.

Reasonable Best Efforts Covenant.  ev3 and FoxHollow have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the merger agreement and applicable laws and regulations to complete the merger and the other transactions contemplated by the merger agreement, including filing requisite documents with governmental entities or other third parties and obtaining all necessary approvals, consents and authorizations. However, neither ev3 nor FoxHollow is required to take any action that is not conditioned on the consummation of the merger or that would reasonably be expected to result in a material adverse effect on the combined company after the effective time of the merger.

Certain Employee Benefits Matters.  Prior to the effective time of the merger, FoxHollow and ev3, acting in good faith, will cooperate in reviewing and evaluating the FoxHollow benefit plans to determine appropriate employee benefit and compensation plans, programs and arrangements for individuals employed with FoxHollow or its subsidiaries at the effective time of the merger. ev3 will treat these covered employees on a substantially no less favorable basis as similarly situated employees of ev3 and may offer coverage to covered employees and their dependents under ev3 benefit plans. ev3’s benefit plans will provide all such covered employees eligible to participate in such plans with service credit for purposes of eligibility, participation and vesting for all periods of employment with FoxHollow and its subsidiaries, to the extent such service was credited under the corresponding FoxHollow benefit plans prior to the effective time of the merger, but only to the extent such service would have been taken into account under an ev3 benefit plan had such service been performed by an employee of ev3.

Please see “The Merger — Interests of ev3 Directors and Executive Officers in the Merger,” beginning on page 84 and “The Merger — Interests of FoxHollow Directors and Executive Officers in the Merger” beginning on page 109 for additional information on employee benefits matters covered in the merger agreement.

Indemnification and Insurance.  See “The Merger — Interests of FoxHollow Directors and Executive Officers in the Merger” for a description of continuing indemnification and insurance coverage to be provided to FoxHollow’s directors and officers under the merger agreement.

Conditions to Completion of the Merger

Mutual Conditions

The obligations of each of ev3 and FoxHollow to consummate the merger are subject to the satisfaction or waiver at or before the effective time of the merger of the following mutual conditions:

•	the approval and adoption of the merger agreement and merger by the requisite vote of the FoxHollow stockholders;

•	approval for listing on NASDAQ, subject to official notice of issuance, of the shares of ev3 common stock issuable in the merger and the shares of ev3 common stock to be reserved for issuance upon exercise, vesting or payment under any converted FoxHollow stock option or award to the FoxHollow stockholders;

•	the making of required notifications and filings under the HSR Act and the expiration or termination of the required waiting periods under the HSR Act;

•	the effectiveness of, and the absence of any stop order with respect to, the registration statement on Form S-4 of which this information/proxy statement-prospectus forms a part;

•	the absence of any permanent legal prohibition to completing the merger; and

•	the absence of any suit, action, or proceeding by the government seeking to require FoxHollow or ev3 to effect certain dispositions of its business or assets.

ev3’s Conditions

The obligation of each of ev3 and Merger Sub to consummate the merger is also subject to the satisfaction or waiver at or before the effective time of the merger of the following conditions:

•	the representation and warranties of FoxHollow relating to its capital structure are true and correct in all material respects as of the date of the execution of the merger agreement and as of the effective time of the merger (except for representations and warranties expressly made as of a specific date, the accuracy of which will be determined as of such specified date);

•	all other representations and warranties made by FoxHollow are true and correct in all respects (but without regard to materiality qualifications or references to material adverse effect that may be contained in any representation or warranty) as of the execution date of the merger agreement and as of the effective time of the merger (except for representations and warranties expressly made as of a specific date, the accuracy of which will be determined as of such specified date), except where the failure of such representations and warranties to be true would not reasonably be expected to have, whether individually or in the aggregate, a material adverse effect on FoxHollow;

•	FoxHollow has performed in all material respects the obligations and complied in all material respects with the agreements required to be performed or complied with by it at or before the effective time of the merger;

•	the total number of shares of FoxHollow common stock properly exercising appraisal rights under Delaware law does not exceed 10% of the issued and outstanding shares of FoxHollow common stock as of the effective time of the merger;

•	Merck has consented to the merger and the other transactions contemplated by the merger agreement; and

•	ev3 has received an opinion of its counsel that the merger will qualify as a tax-free reorganization.

FoxHollow’s Conditions

The obligation of FoxHollow to consummate the merger is also subject to the satisfaction or waiver at or before the effective time of the merger of the following conditions:

•	the representation and warranties of ev3 relating to its capital structure are true and correct in all material respects as of the date of the execution of the merger agreement and as of the effective time of the merger (except for representations and warranties expressly made as of a specific date, the accuracy of which will be determined as of such specified date);

•	all other representations and warranties made by ev3 are true and correct in all respects (but without regard to materiality qualifications or references to material adverse effect that may be contained in any representation or warranty as of the effective time of the merger (except for representations and warranties expressly made as of a specific date, the accuracy of which will be determined as of such specified date), except where the failure of such representations and warranties to be true would not reasonably be expected to have, whether individually or in the aggregate, a material adverse effect on ev3;

•	ev3 has performed in all material respects the obligations and complied in all material respects with the agreements required to be performed or complied with by it at or before the effective time of the merger; and

•	FoxHollow has received an opinion of its counsel that the merger will qualify as a tax-free reorganization.

Termination

Termination by Mutual Consent

The merger agreement may be terminated at any time before the effective time of the merger by mutual written consent of ev3 and FoxHollow.

Termination by Either ev3 or FoxHollow

The merger agreement may also be terminated prior to the effective time of the merger by either ev3 or FoxHollow (except as otherwise indicated) if:

•	there is a permanent legal prohibition to completing the merger, except that the right to terminate the merger agreement for this reason is not available to a party whose failure to comply with any provision of the merger agreement has been a proximate cause of or resulted in the permanent legal prohibition;

•	the merger has not been completed by January 31, 2008, except that a party whose failure to fulfill a covenant or obligation resulted in any condition to the completion of the merger not being met cannot seek termination for this reason if such action or failure was a material breach of the merger agreement;

•	FoxHollow stockholders fail to approve and adopt the merger agreement and the merger; or

•	the other party is in material breach of the merger agreement and has not cured such breach within 30 days of written notice of the breach and the breach would result in the breaching party not satisfying the conditions to closing that its representations and warranties be true and correct to the extent specified in the merger agreement and that it has performed and complied in all material respects with the agreements required to be performed or complied with by it at or before the effective time of the merger.

Termination by ev3

The merger agreement may also be terminated prior to the effective time of the merger by ev3 if:

•	for any reason FoxHollow fails to call and hold a meeting of the FoxHollow stockholders to consider the approval and adoption of the merger agreement and the merger as required by the merger agreement;

•	the FoxHollow board of directors has withdrawn or made a change in recommendation concerning the merger agreement and the merger in a manner adverse to ev3 (see “The Merger Agreement — Certain Covenants — No Solicitation” beginning on page 136); or

•	any of the “triggering events” described in “— Termination Fees and Expenses” below has occurred.

Termination Fees and Expenses

FoxHollow has agreed to pay a termination fee of $31 million to ev3 if the merger agreement is terminated by ev3 under any of the following circumstances, sometimes referred to as “triggering events”:

•	for any reason FoxHollow fails to call and hold a meeting of the FoxHollow stockholders to consider the approval and adoption of the merger agreement and the merger as required by the merger agreement;

•	the FoxHollow board of directors has withdrawn or made a change in its recommendation concerning the merger agreement or the merger in a manner adverse to ev3 or fails to include such recommendation in this information/proxy statement-prospectus (see “The Merger Agreement — Certain Covenants — No Solicitation” beginning on page 136); or

•	the FoxHollow board of directors approves, or recommends that the FoxHollow stockholders approve, any acquisition proposal other than the transactions contemplated by the merger agreement;

•	FoxHollow enters into a letter of intent, memorandum of understanding or other agreement accepting any acquisition proposal; or

•	an acquisition proposal is made to FoxHollow and within 10 business days FoxHollow does not send a statement to the FoxHollow stockholders unconditionally reaffirming its recommendation to vote in favor of the merger agreement and the merger and unconditionally recommending that the FoxHollow stockholders reject such acquisition proposal (see “The Merger Agreement — Certain Covenants — No Solicitation” beginning on page 136).

If an acquisition proposal (which the merger agreement defines to include, with respect to FoxHollow and its significant subsidiaries, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or other similar transaction, or any purchase or sale of 50% or more of the consolidated assets or any purchase or sale of, or tender or exchange offer for, its voting securities that would result in any person beneficially owning securities representing 50% or more of its total voting power) is made to FoxHollow or the FoxHollow stockholders or otherwise becomes publicly known and ev3 or FoxHollow terminates the merger agreement for failure to obtain the FoxHollow stockholder approval, then FoxHollow must pay to ev3 (i) $5 million as compensation for ev3’s expenses in connection with the merger no later than two business days after the termination, and (ii) the termination fee less such expense reimbursement if within 12 months following such termination FoxHollow enters into a definitive agreement with respect to, or consummates, an acquisition transaction, which termination fee must be paid no later than two business days after FoxHollow enters into such agreement or consummates such acquisition.

If an acquisition proposal is made to FoxHollow or the FoxHollow stockholders or otherwise becomes publicly known and FoxHollow terminates the merger agreement for failure to close by January 31, 2008 or ev3 terminates the merger agreement for FoxHollow’s breach of the agreement, and FoxHollow’s breach under the merger agreement is willful or intentional and intended to either (i) facilitate another acquisition proposal, or (ii) cause ev3 to terminate the merger agreement, and within 12 months following such termination FoxHollow enters into a definitive agreement with respect to, or consummates, an acquisition transaction, then FoxHollow must pay to ev3 the termination fee no later than two business days after FoxHollow enters into such agreement or consummates such acquisition.

Other Expenses

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except for the termination fee and $5 million expense reimbursement as described above, and except that (a) if the merger is consummated, the corporation surviving the merger will pay, or cause to be paid, any and all property or transfer taxes imposed on the parties in connection with the merger, (b) expenses incurred in connection with filing, printing and mailing this information/proxy statement-prospectus and the Form S-4 shall be shared equally by ev3 and FoxHollow and (c) the HSR filing fee will be borne 60% by ev3 and 40% by FoxHollow.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived before the effective time of the merger if, but only if, the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. However, after the FoxHollow stockholders have approved the merger agreement and the merger, any amendment that requires approval of the FoxHollow stockholders may not be made without that approval and any amendment that requires approval of the ev3 stockholders may not be made without that approval.

VOTING AGREEMENTS

The following summary, which includes the material terms of the voting agreement by and between ev3 and Merck & Co., Inc. and the voting agreements by and among ev3, John B. Simpson, Ph.D., M.D. and certain other directors and executive officers of FoxHollow dated as of July 21, 2007, is subject to, and is qualified in its entirety by reference to the voting agreement with Merck & Co., Inc., a copy of which is attached as Annex B to this information/proxy statement-prospectus and is incorporated herein by reference, and the form of voting agreement with certain directors and executive officers of FoxHollow, a copy of which is attached as Annex C to this information/proxy statement-prospectus and is incorporated herein by reference.

Voting; Irrevocable Proxy

Merck & Co., Inc., John B. Simpson, Ph.D., M.D. and certain other directors and executive officers of FoxHollow who beneficially owned, in the aggregate, approximately 31.7% of the issued and outstanding shares of FoxHollow common stock as of July 21, 2007, the date the agreements were executed, have each agreed that at any meeting of the FoxHollow stockholders or in connection with any written consent of the FoxHollow stockholders, such FoxHollow stockholder will vote all shares of FoxHollow common stock held of record or beneficially owned by such FoxHollow stockholder on the date of the voting agreement and all shares which may be thereafter acquired or owned by the FoxHollow stockholder, whether upon the exercise of options, warrants or other rights to acquire stock or by means of purchase, dividend, distribution or otherwise:

•	for the adoption of the merger agreement and the approval of the merger and any matter necessary for the consummation of the transactions contemplated by the merger agreement; and

•	subject to certain exceptions, against (A) any acquisition proposal other than the merger, (B) any merger, consolidation, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by FoxHollow, or (C) any amendment to FoxHollow’s certificate of incorporation or bylaws or any other proposal or transaction involving FoxHollow, the purpose of which is to delay, prevent or nullify the merger or change the voting rights of any capital stock of FoxHollow.

Each FoxHollow director or officer who is a party to a voting agreement has irrevocably appointed ev3 or its nominee as its proxy to vote such FoxHollow stockholder’s shares of FoxHollow common stock at every annual, special, adjourned or postponed meeting of FoxHollow stockholders, including the FoxHollow special meeting.

Each FoxHollow stockholder that is party to a voting agreement has agreed to take all actions necessary to consummate and make effective the transactions contemplated by the voting agreement.

Each of the voting agreements applies to participating FoxHollow stockholders in their capacity as FoxHollow stockholders and not as directors or officers of FoxHollow. These stockholders are not limited in taking any action that such FoxHollow stockholders, solely in their capacities as directors or officers of FoxHollow, deem necessary in the exercise of their fiduciary duties.

Prohibited Actions

Each FoxHollow stockholder who is a party to the voting agreements has agreed that, except as provided by the voting agreements, such FoxHollow stockholder will not:

•	offer for sale or agree to sell, transfer, tender, assign, pledge, hypothecate or otherwise dispose of any of the shares of FoxHollow common stock beneficially owned by such FoxHollow stockholder;

•	enter into any contract, option or other arrangement or understanding with respect to, or consent to, any such disposition, or create any lien with respect to, any of the shares of FoxHollow common stock beneficially owned by such FoxHollow stockholder;

•	grant any proxy, power of attorney, or other authorization with respect to any or all shares of FoxHollow common stock beneficially owned by such FoxHollow stockholder; or

•	deposit into a voting trust or enter into a voting agreement or arrangement with respect to any or all shares of FoxHollow common stock beneficially owned by such FoxHollow stockholder.

Nothing in the form of voting agreement with certain directors and officers of FoxHollow will be deemed to prevent such directors and officers from transferring shares pursuant to Rule 144 of the Securities Act of 1933, as amended, during the period commencing on the date of the voting agreement and continuing until the termination of the voting agreement, or to prevent or prohibit Dr. John B. Simpson, Ph.D., M.D. and his affiliates from transferring shares pursuant to a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

Each FoxHollow stockholder party to a voting agreement has waived any rights of appraisal or rights to dissent from the merger under Delaware law.

Termination of Voting Agreements

The voting agreements will terminate upon the earlier of the effective time of the merger or the termination of the merger agreement. The Merck voting agreement will also terminate upon an amendment of the merger agreement that materially and adversely affects Merck and which Merck has not previously approved in writing.

ACTIONS BY WRITTEN CONSENT
OF THE ev3 STOCKHOLDERS

General

On July 20, 2007, the ev3 board of directors approved, subject to approval by the ev3 stockholders, the issuance of shares of ev3 common stock in the merger and an amendment to ev3’s certificate of incorporation to increase the number of shares of ev3 common stock that ev3 is authorized to issue from 100 million to 300 million. The amendment to ev3’s certificate of incorporation is referred to as the “ev3 charter amendment.” The ev3 board of directors also declared the advisability of the charter amendment, recommended the approval of such corporate actions to the ev3 stockholders and directed ev3’s officers to solicit the written consent of such corporate actions by two of ev3’s principal stockholders, who together hold of record a majority of the outstanding shares of ev3 common stock. Under section 228 of the Delaware General Corporation Law, or DGCL, section 5 of Article IV of ev3’s certificate of incorporation and section 2.07 of ev3’s bylaws, the ev3 stockholders have the ability to act by written consent of the holders of the outstanding shares of ev3 common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, without prior notice and without a vote.

On July 20, 2007, there were 60,954,620 shares of ev3 common stock outstanding. On July 20, 2007, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Vertical Fund I, L.P. and Vertical Fund II, L.P., which as of that date collectively held of record 30,588,284 shares of ev3 common stock, representing approximately 50.18% of the issued and outstanding shares of ev3 common stock entitled to vote on the approval of the issuance of ev3 common stock in the merger and the ev3 charter amendment (which is fewer than the number of shares of ev3 common stock that such ev3 stockholders own beneficially), delivered to ev3 an irrevocable written consent approving the issuance of shares of ev3 common stock in the merger and the ev3 charter amendment. No vote or other consent of the holders of any class or series of capital stock of ev3 is required to approve the merger agreement.

This information/proxy statement-prospectus is being furnished to all stockholders of record of ev3 pursuant to Schedule 14(c) of the Exchange Act, and the rules and regulations promulgated thereunder, for the purpose of informing the ev3 stockholders of these corporate actions. The ev3 board of directors is not asking the ev3 stockholders for a proxy and the ev3 stockholders are not requested to send a proxy.

Approval of Issuance of Shares of ev3 Common Stock

Under NASDAQ Marketplace Rule 4350(i)(1)(C), a company listed on the NASDAQ Global Select Market is required to obtain stockholder approval before the issuance of common stock, or securities convertible into or exercisable for common stock, if the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. At the effective time of the merger, ev3 may be required to issue up to 43.1 million shares of ev3 common stock in the aggregate to the holders of FoxHollow common stock pursuant to the terms of the merger agreement. The aggregate number of shares of ev3 common stock to be issued (or reserved for issuance) in connection with the merger will exceed 20% of the shares of ev3 common stock outstanding.

In accordance with NASDAQ Marketplace Rule 4350(i)(1)(C), the ev3 stockholders must approve the issuance of shares of ev3 common stock to the FoxHollow stockholders in connection with the merger. Pursuant to NASDAQ Marketplace Rule 4350(i)(6), the minimum vote which would constitute approval by the ev3 stockholders of the share issuance to the FoxHollow stockholders in the merger is a majority of the total votes cast on the proposal. As discussed above, on July 20, 2007, certain ev3 stockholders of record holding a majority of the issued and outstanding shares of ev3 common stock delivered to ev3 an irrevocable written consent approving the issuance of shares of ev3 common stock to the FoxHollow stockholders in the merger.

Approval of Charter Amendment

The purpose of the ev3 charter amendment is to provide ev3 a sufficient number of shares of ev3 common stock to issue shares to the FoxHollow stockholders in the merger. Under ev3’s certificate of incorporation, 100 million shares of ev3 common stock are currently authorized. On August 24, 2007, approximately 61,008,577 shares of ev3 common stock were issued and outstanding (not including any shares held in ev3’s treasury) and 6,525,907 shares of ev3 common stock were reserved for issuance upon the exercise of outstanding stock options and other stock-based awards. To complete the merger, ev3 expects that approximately 43.1 million shares of ev3 common stock will be required to be issued to the holders of shares of FoxHollow common stock based on the number of shares of FoxHollow outstanding as of August 24, 2007 and that approximately 5.9 million shares of ev3 common stock will be required to be reserved for issuance under FoxHollow options and other stock-based awards. Accordingly, shares of ev3 common stock currently authorized under ev3’s certificate of incorporation will not be sufficient to complete the merger.

On July 20, 2007, the ev3 board of directors approved an amendment to ev3’s certificate of incorporation to increase the number of shares of ev3 common stock that ev3 is authorized to issue from 100 million to 300 million. Specifically, the ev3 board of directors approved a resolution to amend, subject to approval by the ev3 stockholders, the first two sentences of section 1 of Article IV of ev3’s certificate of incorporation to state as follows:

“The Corporation is authorized to issue two classes of stock which shall be designated “Common Stock” and “Preferred Stock.” The aggregate number of shares of stock which the Corporation shall have authority to issue is (A) three hundred million (300,000,000) shares of common stock with a par value of $0.01 per share (“Common Stock”) and (B) one hundred million (100,000,000) shares of preferred stock with a par value of $0.01 per share (“Preferred Stock”).”

The ev3 board of directors declared the advisability of the charter amendment and directed that ev3’s officers solicit the written consent of Warburg, Pincus Equity Partners, L.P. and its affiliated funds, Vertical Fund  I, L.P. and Vertical Fund II, L.P., which collectively hold of record a majority of the issued and outstanding shares of ev3 common stock entitled to vote on the approval of the ev3 charter amendment.

The increased number of authorized shares of ev3 common stock will give ev3 sufficient shares to complete the merger. At present, ev3 has no plans to issue shares for any other purpose. ev3 believes, however, that it is desirable to have additional shares available for other corporate purposes that might arise in the future. For example, such shares could also be used for acquisitions or to raise capital. Under some circumstances, it is also possible to use unissued shares for anti-takeover purposes, but ev3 has no present intention to take this action.

Whether any future issuance of shares of ev3 common stock unrelated to the merger would be submitted for ev3 stockholder vote depends upon the nature of the issuance, legal and stock exchange requirements and the judgment of the ev3 board of directors at the relevant time.

Under section 242 of the DGCL and ev3’s organizational documents, the approval of the holders of a majority of the voting power of the outstanding shares of ev3 common stock was required to approve the charter amendment. As discussed above, on July 20, 2007, certain ev3 stockholders of record holding a majority of the issued and outstanding shares of ev3 common stock delivered to ev3 an irrevocable written consent approving the charter amendment. If the merger is not completed, the ev3 board of directors intends to abandon the ev3 charter amendment, and the number of shares of ev3 common stock authorized in ev3’s certificate of incorporation will remain at 100 million.

THE SPECIAL MEETING OF FOXHOLLOW STOCKHOLDERS

General

FoxHollow is furnishing this information/proxy statement-prospectus to FoxHollow stockholders in connection with the solicitation of proxies by the FoxHollow board of directors for use at the special meeting of FoxHollow stockholders. FoxHollow is first mailing this joint proxy statement/prospectus and accompanying form of proxy to FoxHollow stockholders on or about [          ], 2007.

Date, Time and Place of the Special Meeting

FoxHollow will hold a special meeting of its stockholders on [          ], 2007, promptly at 9:00 a.m. local time at 900 Chesapeake Drive, Redwood City, California 94063.

Purpose of the FoxHollow Special Meeting

At the FoxHollow special meeting, FoxHollow stockholders will be asked to consider, vote upon and approve the following proposals:

1. to adopt the merger agreement and approve the transactions contemplated thereby, including the merger; and

2. if submitted to a vote of FoxHollow stockholders, approve an adjournment of the FoxHollow special meeting including if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are not sufficient votes for that proposal at the time of the meeting, as described in “Proposal to Adjourn FoxHollow Special Meeting” beginning on page 151.

Board Recommendations

The FoxHollow board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and fair to and in the best interests of FoxHollow and the FoxHollow stockholders and recommends that the FoxHollow stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, and “FOR” the proposal to adjourn the FoxHollow special meeting, including, if necessary, to solicit additional proxies in favor of such adoption.

FoxHollow Record Date; Shares Entitled to Vote

The FoxHollow board of directors has fixed the close of business on August 28, 2007, as the FoxHollow record date for the FoxHollow special meeting. Accordingly, only holders of record of FoxHollow common stock as of the close of business on the FoxHollow record date will be entitled to notice of, and to vote at, the FoxHollow special meeting or any adjournment or postponement thereof. As of the FoxHollow record date, an aggregate of [     ] shares of FoxHollow common stock were issued and outstanding. The holders of FoxHollow common stock are entitled to one vote per share on any proposal presented at the FoxHollow special meeting.

Stock Ownership of Directors and Executive Officers

As of August 28, 2007, the FoxHollow record date, directors and executive officers of FoxHollow and their respective affiliates owned and were entitled to vote [          ] shares of FoxHollow common stock, or approximately [     ]% of the shares of FoxHollow common stock outstanding on that date. To FoxHollow’s knowledge, the directors and executive officers of FoxHollow and their respective affiliates intend to vote their shares of FoxHollow common stock in favor of all FoxHollow proposals at the FoxHollow special meeting.

Quorum Requirement; Abstentions and Broker Non-Votes

The presence in person or by proxy of at least a majority of the shares of FoxHollow common stock issued and outstanding and entitled to vote at the FoxHollow special meeting is necessary to establish a quorum for the transaction of business at the FoxHollow special meeting. Abstentions and broker “non-votes” are counted as present for the purpose of determining the presence of a quorum. Abstentions and broker non-votes on Proposal 1 will have the effect of a vote against Proposal 1. A “non-vote” occurs when a broker holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

Under the rules of the New York Stock Exchange, or NYSE, brokers who hold shares in street name for customers have the authority to vote on certain “routine” proposals when they have not received instructions from beneficial owners. Under NYSE rules, such brokers are precluded from exercising their voting discretion with respect to the approval and adoption of non-routine matters, such as the merger agreement. Therefore, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares with respect to the approval of these non-routine proposals.

We currently expect that Mellon Investor Services LLC, FoxHollow’s transfer agent, will tally the votes. Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. FoxHollow will not disclose your vote except to allow for the tabulation of votes and certification of the vote, to facilitate a successful proxy solicitation and as necessary to meet applicable legal requirements.

Vote Required to Approve FoxHollow Proposals

Required Vote for Adoption of Merger Agreement (Proposal 1).  The affirmative vote of a majority of the outstanding shares of FoxHollow common stock entitled to vote is required to adopt the merger agreement and approve the transactions contemplated thereby, including the merger. An abstention from voting or a broker non-vote on Proposal 1 will have the effect of a vote against Proposal 1.

Adoption of the merger agreement and approval of the transactions contemplated thereby, including the merger, by the requisite vote of the FoxHollow stockholders is required to complete the merger.

Required Vote for Adjournment of the FoxHollow Special Meeting (Proposal 2).  Stockholder approval of any adjournment of the FoxHollow special meeting, including if necessary, to solicit additional proxies if there are not sufficient votes for Proposal 1, requires the affirmative vote of a majority of the votes cast by FoxHollow stockholders present in person or by proxy on Proposal 2, whether or not a quorum is present at the meeting. Abstentions and broker non-votes will have no effect on the vote on Proposal 2.

Appraisal Rights

If a FoxHollow stockholder does not wish to accept the merger consideration in the merger and does not vote in favor of the merger agreement, the FoxHollow stockholder will have the right under Delaware law to seek a judicial appraisal of its shares to determine the “fair value” of your shares, in lieu of the merger consideration if the merger is completed. This value could be more than, less than, or the same as the merger consideration. To exercise appraisal rights, a FoxHollow stockholder must comply with applicable Delaware law procedures. See “The Merger — Appraisal Rights” beginning on page 119. The applicable Delaware statute is attached as Annex G to this information/proxy statement-prospectus. Failure by a FoxHollow stockholder to follow exactly all of the steps required under Delaware law will result in the loss of the FoxHollow stockholder’s appraisal rights.

Voting of Proxies

By Mail.  A proxy card is enclosed for your use. To submit your proxy by mail, FoxHollow asks that you sign and date the accompanying proxy and, if you are a stockholder of record, return it as soon as possible in the enclosed postage-paid envelope or according to the instructions provided in the proxy card. If the envelope is missing, please see the instructions on your proxy card. If you hold your shares in “street name,” please refer to your proxy card or the information provided to you by your bank, broker, custodian or record holder. When the accompanying proxy is returned properly executed, the shares of FoxHollow common stock represented by it will be voted at the FoxHollow special meeting in accordance with the instructions contained in the proxy.

If proxies are returned properly executed without indication as to how to vote, the FoxHollow common stock represented by each such proxy will be considered to be voted in favor of all matters for consideration at the FoxHollow special meeting as follows: “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, and “FOR” the proposal to approve the adjournment including if necessary, in order to solicit additional proxies in favor of the adoption of the merger agreement.

Your vote is important. Accordingly, please sign, date and return the enclosed proxy card whether or not you plan to attend the FoxHollow special meeting in person.

By Telephone.  If you are a FoxHollow stockholder of record, you may also submit your proxy by telephone by dialing the toll-free telephone number on your proxy card and providing the unique control number indicated on the proxy card. Telephone voting is available 24 hours a day, seven days a week, and will be accessible until 11:59 p.m. Eastern time, on [          ], 2007, the day before the FoxHollow special meeting. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you hold your shares in “street name,” please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on telephone voting. If you submit your proxy by telephone, you do not need to return your proxy card.

By Internet.  If you are a FoxHollow stockholder of record, you may also choose to submit your proxy on the Internet. Internet voting is available 24 hours a day, seven days a week, and will be accessible until 11:59 p.m. Eastern time, on [          ], 2007, the day before the FoxHollow special meeting. Please refer to the enclosed proxy card for information about the website for Internet voting and the unique control number you will be required to provide. If you hold your shares in “street name,” please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on Internet voting. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly recorded. If you submit your proxy on the Internet, you do not need to return your proxy card.

Voting in Person.  If you wish to vote in person at the FoxHollow special meeting, a ballot will be provided at the FoxHollow special meeting. However, if your shares are held in “street name” by your bank, broker, custodian or other record holder, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting. Even if you plan to attend the meeting, we recommend that you also submit your proxy card or voting instructions as described above so that your vote will be counted if you later decide not to, or are unable to, attend the meeting.

Revocation of Proxies

You have the power to revoke your proxy at any time before your proxy is voted at the FoxHollow special meeting. Your proxy can be revoked in one of four ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy by executing a new proxy card bearing a later date;

•	you can vote at a later time by telephone or through the Internet; or

•	if you are a holder of record, you can attend the FoxHollow special meeting (or, if the special meeting is adjourned or postponed, attend the adjourned or postponed meeting) and vote in person, which will automatically cancel any proxy previously given, but your attendance alone will not revoke any proxy previously given.

If you choose either of the first two methods, your notice of revocation or new proxy must be received by FoxHollow’s corporate secretary no later than the beginning of the FoxHollow special meeting, or if the special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker or nominee.

Solicitation of Proxies

All costs of this solicitation of proxies will be borne by FoxHollow. In addition to solicitations by mail, certain of FoxHollow’s directors, officers and regular employees, without additional remuneration, may solicit proxies in person, by telephone, by electronic mail or by other means of communications. FoxHollow may reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. FoxHollow has engaged the services of Innisfree M&A Incorporated, a professional proxy solicitation firm, to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. FoxHollow expects that costs for such services will not be material.

Do not send any stock certificates with your proxy cards. Included with this information/proxy statement-prospectus to FoxHollow stockholders is a form of election and letter of transmittal for making elections for all-cash consideration and/or all-stock consideration. To be effective, the form of election and letter of transmittal must be properly completed and signed and received by the exchange agent, together with the stock certificates representing shares of FoxHollow common stock with respect to which the elections are made, no later than 5:00 p.m., New York City time, on [          ], 2007. See “The Merger Agreement — Lost, Stolen or Destroyed Certificates” on page 133 of this information/proxy statement-prospectus for procedures to follow in the event of lost, stolen or destroyed FoxHollow stock certificates.

PROPOSAL TO ADJOURN FOXHOLLOW SPECIAL MEETING

The FoxHollow stockholders are being asked to consider and vote upon a proposal to approve an adjournment of the special meeting, if necessary, including adjournments to permit further solicitation of proxies in favor of the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger.

If a quorum is not present at the FoxHollow special meeting, FoxHollow stockholders may be asked to vote on the proposal to adjourn the FoxHollow special meeting to solicit additional proxies. If a quorum is present at the FoxHollow special meeting, but there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement, FoxHollow stockholders may also be asked to vote on the proposal to approve the adjournment of the special meeting to permit further solicitation of proxies in favor of that proposal.

If the adjournment proposal is submitted for a vote at the FoxHollow special meeting, and if the FoxHollow stockholders vote to approve the adjournment proposal, the meeting will be adjourned to enable the FoxHollow board of directors to solicit additional proxies in favor of the proposal to adopt the merger agreement. If the adjournment proposal is approved, and the FoxHollow special meeting is adjourned, the FoxHollow board of directors will use the additional time to solicit additional proxies in favor of the proposal to adopt the merger agreement, including the solicitation of proxies from stockholders that have previously voted against the proposal to adopt the merger agreement. Among other things, approval of the adjournment proposal could mean that, even though FoxHollow may have received proxies representing a sufficient number of votes against the proposal to adopt the merger agreement to defeat it, management could present the adjournment proposal for a vote of stockholders and thereby cause the FoxHollow special meeting to be adjourned without a vote on the proposal to adopt the merger agreement and seek during that period of adjournment to convince the holders of those shares to change their votes in favor of the proposal to adopt the merger agreement.

The FoxHollow board of directors believes that if the number of shares of FoxHollow common stock voting in favor of the proposal to adopt the merger agreement is insufficient to approve that proposal, it is in the best interests of the FoxHollow stockholders to enable the FoxHollow board of directors, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of the proposal.

DESCRIPTION OF ev3 CAPITAL STOCK

The following summary of the material terms of the capital stock of ev3 is not intended to be a complete summary of all the rights and preferences of ev3’s capital stock. ev3 and FoxHollow urge you to read ev3’s current certificate of incorporation and bylaws and ev3’s amended certificate of incorporation which will be effective immediately prior to the merger, in their entirety, and refer to the applicable provisions of Delaware law, for a complete description of the rights and preferences of ev3’s capital stock. Copies of ev3’s current certificate of incorporation and bylaws and ev3’s amended certificate of incorporation will be sent to holders of shares of ev3 common stock or FoxHollow common stock upon request. See “Where You Can Find More Information” beginning on page 176.

The board of directors of ev3 unanimously approved an amendment to ev3’s certificate of incorporation increasing the number of shares of common stock that ev3 is authorized to issue from 100 million to 300 million, subject to stockholder approval and effective immediately prior to the effective time of the merger. In addition, certain ev3 stockholders of record holding a majority of the issued and outstanding shares of ev3 common stock delivered to ev3 an irrevocable written consent approving the charter amendment. ev3’s certificate of incorporation, as amended by the charter amendment, is referred to as the amended ev3 charter. ev3’s certificate of incorporation prior to such charter amendment is referred to as the ev3 charter. If the merger is not completed for any reason, the ev3 board of directors intends to abandon the ev3 charter amendment to increase the number of authorized shares of ev3 common stock.

Authorized Capital Stock

Before the Merger.  Under the ev3 charter, ev3’s authorized capital stock consists of 100 million shares of ev3 common stock, $0.01 par value, and 100 million shares of undesignated preferred stock, $0.01 par value. ev3 common stock is listed for trading on the NASDAQ Global Select Market under the symbol “EVVV.” At August 24, 2007, there were issued and outstanding:

•	approximately 61,008,577 shares of ev3 common stock (not counting any shares held in ev3’s treasury);

•	stock options to purchase an aggregate of approximately 5,634,411 shares of ev3 common stock;

•	approximately 788,643 shares of restricted stock;

•	approximately 102,853 shares of restricted stock units; and

•	no shares of preferred stock.

Immediately Prior to the Merger.  Immediately prior to the effective time of the merger, the ev3 charter will be amended to increase the authorized number of shares of ev3 common stock from 100 million to 300 million shares. To complete the merger, ev3 expects that approximately 43.1 million shares of ev3 common stock will be required to be issued to holders of shares of FoxHollow common stock based on the number of shares of FoxHollow common stock outstanding as of August 24, 2007 and that approximately 5.9 million shares of ev3 common stock will be required to be reserved for issuance under FoxHollow stock options and other stock-based awards.

The increased number of authorized shares will give ev3 sufficient shares to complete the merger. At present, ev3 has no plans to issue shares of ev3 common stock for any other purpose. ev3 believes, however, that it is desirable to have additional shares of ev3 common stock available for other corporate purposes that might arise in the future. For example, such shares could also be used for future acquisitions or to raise capital. Under some circumstances, it is also possible to use unissued shares for anti-takeover purposes, but ev3 has no present intention to take this action. Whether any future issuance of shares unrelated to the merger would be submitted for ev3 stockholder vote depends upon the nature of the issuance, legal and stock exchange requirements and the judgment of the ev3 board of directors at the time.

ev3 Common Stock

ev3 Common Stock Outstanding.  The outstanding shares of ev3 common stock are, and the shares of ev3 common stock issued pursuant to the merger will be, fully paid and nonassessable.

Voting Rights.  Stockholder action of the ev3 stockholders may be taken by a majority of the voting power of the capital stock represented and entitled to vote at a meeting except for amendments to the bylaws that change the bylaw provisions relating to annual meetings, special meetings, notice of meetings, election and removal of directors, and amendments to the bylaws, which all may be amended by a two-thirds vote of the outstanding shares entitled to vote for the election of the ev3 board of directors, or the affirmative vote of a majority of the ev3 board of directors. Further, any action required or permitted to be taken at any annual or special meeting of ev3 stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Unless otherwise provided in ev3’s certificate of incorporation or a certificate of designation, each holder of a share of ev3 common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of ev3 stockholders and voting power for the election of directors and for all other purposes shall be vested exclusively in the holders of the ev3 common stock. See “Comparison of Stockholder Rights” beginning on page 154 for additional information on ev3 voting rights.

Dividend Rights.  Subject to any preferential dividend rights granted to the holders of any shares of ev3 preferred stock that may at the time be outstanding, holders of shares of ev3 common stock are entitled to receive such dividends as may be declared by the ev3 board of directors out of funds legally available therefor. Holders of shares of ev3 common stock shall be entitled to share equally, share for share, in such dividends.

Board Classification.  The ev3 board of directors, which currently consists of eight directors and upon the completion of the merger, will consist of 10 directors, is divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. ev3’s certificate of incorporation and bylaws do not provide for cumulative voting.

Rights Upon Liquidation.  In the event of liquidation, holders of shares of ev3 common stock are entitled to share pro rata in all remaining assets available for distribution to the ev3 stockholders, subject to any preferred preference.

Preemptive Rights, Redemption Provision, Sinking Fund Provision, or Conversion Provision.  Holders of shares of ev3 common stock have no preemptive rights, redemption provision, sinking fund provision, or conversion provision.

ev3 Preferred Stock

The ev3 board of directors can, without the approval of the ev3 stockholders, issue preferred stock in one or more series in a certificate of designation filed with the Delaware Secretary of State; each such series will have such distinctive designation or title and such number of shares as shall be fixed by the ev3 board of directors prior to the issuance of any shares thereof. Each such series of preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series of preferred stock as may be adopted by the board of directors prior to the issuance of any shares thereof. The ev3 board of directors is also authorized to increase or decrease, but not below the number of shares outstanding, the number of any series of preferred stock subsequent to the issuance of shares of that series.

Transfer Agent and Registrar

Wells Fargo Shareowner Services is the transfer agent and registrar for the shares of ev3 common stock.

Stock Exchange Listing; Delisting and Deregistration of FoxHollow Common Stock

It is a condition to the merger that the shares of ev3 common stock issuable in the merger be approved for listing on NASDAQ on or before the effective time of the merger, subject to official notice of issuance. If the merger is completed, shares of FoxHollow common stock will cease to be listed on the NASDAQ Global Select Market and will be deregistered under U.S. federal securities laws.

COMPARISON OF STOCKHOLDER RIGHTS

ev3 and FoxHollow are both incorporated under Delaware law. Any differences, therefore, in the rights of ev3 stockholders and FoxHollow stockholders arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, the certificate of incorporation and bylaws of the combined company will be identical in all respects to ev3’s certificate of incorporation, as amended effective immediately prior to the merger, which is referred to as the ev3 amended charter, and ev3’s bylaws, which is referred to as the ev3 bylaws. Consequently, after the effective time of the merger, the rights of the former FoxHollow stockholders will be determined by reference to the amended ev3 charter and the ev3 bylaws. The following table compares the material differences between the current rights of FoxHollow stockholders under FoxHollow’s certificate of incorporation and bylaws, which are referred to as the FoxHollow charter and FoxHollow bylaws, respectively, and the current rights of ev3 stockholders under ev3’s current certificate of incorporation, which is referred to as the ev3 charter, and the ev3 bylaws, as well as the rights that those stockholders will have as stockholders of the combined company under the amended ev3 charter and the ev3 bylaws following the completion of the merger.

Copies of the ev3 charter, the ev3 amended charter, the ev3 bylaws, the FoxHollow charter and the FoxHollow bylaws will be sent to holders of ev3 common stock or FoxHollow common stock upon request. See “Where You Can Find More Information” beginning on page 176. Because this summary does not provide a complete description of these documents, ev3 and FoxHollow urge you to read each of their charters and bylaws as well as the amended ev3 charter in their entirety.

	FoxHollow Stockholder Rights	ev3 Stockholder Rights

Corporate Governance	Before the merger. The rights of FoxHollow stockholders are currently governed by Delaware law and the FoxHollow charter and the FoxHollow bylaws.	Before the merger. The rights of ev3 stockholders are currently governed by Delaware law and the ev3 charter and the ev3 bylaws.
	After the merger. Upon completion of the merger, the rights of FoxHollow stockholders who become ev3 stockholders in the merger will be governed by Delaware law, the amended ev3 charter and the ev3 bylaws.	After the merger. Upon completion of the merger, the rights of ev3 stockholders will be governed by Delaware law, the amended ev3 charter and the ev3 bylaws.

Authorized Capital	The authorized capital stock of FoxHollow is 50,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock.	The authorized capital stock of ev3, including a description of the preferential rights of the undesignated preferred stock, is set forth under “Description of ev3 Capital Stock — Authorized Capital Stock” beginning on page 152.

Blank Check Preferred Stock	The FoxHollow charter provides that the rights of the holders of FoxHollow common stock are subject to the rights and preferences of the FoxHollow preferred stock as the same may be designated from time to time by the FoxHollow board of directors.	The ev3 charter provides, and upon completion of the merger the amended ev3 charter will provide, that the rights of the holders of ev3 common stock are subject to the rights and preferences of the ev3 preferred stock as the same may be designated from time to time by the ev3 board of directors. See “Description of ev3 Capital Stock — Authorized Capital Stock” beginning on page 152.

	FoxHollow Stockholder Rights	ev3 Stockholder Rights

Number of Directors	The FoxHollow bylaws provide that the number of directors will not be less than one, as determined by action of the FoxHollow board of directors. The FoxHollow board of directors currently consists of seven directors.	The ev3 charter and the ev3 bylaws provide that the number of directors will not be less than five, as determined by action of the ev3 board of directors. Before the merger. The ev3 board of directors currently consists of eight directors. After the merger. As of the effective time of the merger, the ev3 board of directors will be composed of 10 members with six members to be designated by ev3 and four members to be designated by FoxHollow.

Classification of Board of Directors	The FoxHollow charter and FoxHollow bylaws provide for the division of the FoxHollow board of directors into three classes with staggered three-year terms, with each class to consist of as near to one-third of the total number of directors as possible. If the number of directors is changed, any increase or decrease will be apportioned among the three classes so as to maintain the number of directors in each class as nearly equal as possible.	The ev3 charter provides, and upon completion of the merger the ev3 amended charter will provide, for the division of the ev3 board of directors into three classes with staggered three-year terms, with each class to consist of as near to one-third of the total number of directors as possible. If the number of directors is changed, any increase or decrease will be apportioned among the three classes so as to maintain the number of directors in each class as nearly equal as possible.

Removal of Directors	Under Delaware law, where there is a classified board of directors, any director may be removed only for cause, unless the corporation’s certificate of incorporation provides otherwise. The FoxHollow charter provides that a director may be removed from office only for cause.	Under Delaware law, where there is a classified board of directors, any director may be removed only for cause, unless the corporation’s certificate of incorporation provides otherwise. The ev3 charter and the ev3 bylaws provide, and upon completion of the merger the amended ev3 charter will provide, that a director may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the total voting power of the then outstanding shares of common stock entitled to vote in an election of directors voting together as a single class.

Vacancies on the Board of Directors	The FoxHollow charter provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, at any meeting of the directors. Any director chosen in accordance with the preceding sentence will hold office until the next election of the class for which such director has been chosen and until such director’s successor has been duly elected and qualified.	The ev3 charter and the ev3 bylaws provide, and upon completion of the merger the amended ev3 charter will provide, that in general a vacancy occurring on the board of directors between annual meetings, including any vacancy created by an increase in the number of directors, is to be filled by the vote of a majority of remaining directors, even though less than a quorum. If there are no directors in office, then an election of directors may be held in the manner provided by law. Any director chosen in accordance with the preceding sentence will hold office until the next election of the class for which such director has been chosen and until such director’s successor has been duly elected and qualified.

	FoxHollow Stockholder Rights	ev3 Stockholder Rights

Board Quorum	The FoxHollow bylaws provide that a majority of the authorized number of directors will constitute a quorum for the transaction of business, but if at any meeting of the FoxHollow board of directors there is less than a quorum present, the majority of those present may adjourn the meeting from time to time, until a quorum is present.	The ev3 bylaws provide that a majority of the authorized number of directors will constitute a quorum for the transaction of business, but if at any meeting of the ev3 board of directors there is less than a quorum present, the majority of those present may adjourn the meeting from time to time, until a quorum is present.

Stockholder Quorum	The FoxHollow bylaws provide that the presence in person or by proxy at a meeting of the holders of shares representing a majority of the stock issued and outstanding and entitled to vote thereat constitutes a quorum.	The ev3 bylaws provide that the presence in person or by proxy at a meeting of the holders of a majority of the combined voting power of the capital stock issued and outstanding and entitled to vote will constitute a quorum for all purposes, unless the representation of a different number is required by law.

Stockholder Action by Written Consent	The FoxHollow charter and the FoxHollow bylaws provide that FoxHollow stockholders may not take any action by written consent without a meeting.	The ev3 charter and the ev3 bylaws provide, and upon completion of the merger the ev3 amended ev3 charter will provide, that any action required or permitted to be taken at a meeting of the ev3 stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting entitled to vote thereon were present and voted.

Special Meetings of Stockholders	Under Delaware law, a special meeting of the FoxHollow stockholders may be called by the FoxHollow board of directors or by any other person authorized to do so in the FoxHollow charter or bylaws. The FoxHollow bylaws provide that special meetings of the FoxHollow stockholders may be called by the FoxHollow board of directors, chairperson of the board of directors, chief executive officer or the president (in the absence of a chief executive officer), but may not be called by any other person. The business to be transacted at a FoxHollow special meeting of stockholders must be limited to the purposes stated in the notice of meeting.	Under Delaware law, a special meeting of the ev3 stockholders may be called by the ev3 board of directors or by any other person authorized to do so in the ev3 charter or the ev3 bylaws and the written notice of the special meeting must set forth the purpose or purposes for which the meeting is called. The ev3 bylaws provide that special meetings of stockholders may be called by the ev3 board of directors, the chairman of the board or the president and chief executive officer and shall be called by the president and chief executive officer at the request of one or more ev3 stockholders holding shares representing more than 50% of the combined voting power of the outstanding ev3 common stock then entitled to vote. The business to be transacted at a special meeting of ev3 stockholders must be limited to the purposes stated in the notice of meeting.

	FoxHollow Stockholder Rights	ev3 Stockholder Rights

Stockholder Proposals
The FoxHollow bylaws provide that a FoxHollow stockholder wishing to bring business before the annual FoxHollow stockholders’ meeting must provide proper and timely written notice to FoxHollow’s corporate secretary. To be timely, the notice must be delivered to or mailed and received at FoxHollow’s principal executive offices not later than the close of business on the day that is the 120th day before the one year anniversary of the date on which FoxHollow first mailed its proxy statement to stockholders in connection with the previous year’s annual meeting. However, if no annual meeting was held in the previous year or the date of the annual meeting has changed by more than 30 days from the date of the prior year’s meeting, notice by the stockholder to be timely must be received not later than the close of business on the later of 120th day before the annual meeting or 10 calendar days following the date on which public announcement of the date of the meeting is first made. A FoxHollow stockholder’s notice to FoxHollow regarding the proposal of business to be brought before an annual meeting must contain certain required information as described in the FoxHollow bylaws, including, among other things:
•   a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;
•   a description of any material interest of the FoxHollow stockholder in such business;
•   the name and address of the FoxHollow stockholder making the proposal; and
•   the class and number of shares beneficially owned by such FoxHollow stockholder.

The ev3 bylaws provide that a ev3 stockholder wishing to bring business before the annual ev3 stockholders’ meeting must provide proper and timely written notice to ev3’s corporate secretary. To be timely, the notice must received by ev3 not less than 90 days nor more than 120 days before the one year anniversary of the date on which ev3 first mailed its proxy statement to the ev3 stockholders in connection with the previous year’s annual meeting. However, if the date of the annual meeting has changed by more than 30 days from the date of the prior year’s meeting, notice by the ev3 stockholder to be timely must be received not earlier than 120 days before the annual meeting and not later than on the close of business on the later of the 90th day prior to such meeting or 10th day following the date on which public announcement of the date of the meeting is first made.
An ev3 stockholder’s notice to ev3 regarding the proposal of business to be brought before an annual meeting must contain certain required information as described in the ev3 bylaws, including, among other things:
•   a brief description of the business desired to be brought before the annual meeting, the resolution proposed to be adopted at such meeting, and the reasons for conducting such business at the annual meeting;
•   a description of any material interest of the ev3 stockholder in such business;
•   the name and address of the ev3 stockholder making the proposal;
•   the class and number of shares beneficially owned by such ev3 stockholder; and
•   a representation that the ev3 stockholder intends to appear in person or by proxy at the meeting to bring the proposed business before the meeting.

	FoxHollow Stockholder Rights	ev3 Stockholder Rights

Stockholder Nominations
The FoxHollow bylaws provide that FoxHollow stockholders wishing to nominate candidates for election to the FoxHollow board of directors at an annual meeting must give proper and timely written notice to FoxHollow’s corporate secretary. To be timely, the notice must be delivered to or mailed and received at FoxHollow’s principal executive offices within the timeframe described under ‘‘Stockholder Proposals” above with respect to the submission of FoxHollow stockholder proposals.
A FoxHollow stockholder’s notice to FoxHollow regarding director nominations must contain certain required information as described in the FoxHollow bylaws, including, among other things:
•   the name, age and address of each nominee proposed in the notice;
•   the principal occupation or employment of the nominee;
•   the class and number of shares of the corporation that are beneficially owned by such nominee;
•   a description of all arrangements and understandings between the proposing FoxHollow stockholder and the nominee;
•   the written consent of the nominee to serve as director if elected; and
•   any other information relating to the nominee that must be disclosed in the solicitation of proxies (or is otherwise required) for election of directors pursuant to Regulation 14A under the Exchange Act.

The ev3 bylaws provide that ev3 stockholders wishing to nominate candidates for election to the ev3 board of directors at an annual meeting must give proper and timely written notice to ev3’s corporate secretary. To be timely, the notice must be delivered to or mailed and received by ev3 within the timeframe described under “Stockholder Proposals” above with respect to the submission of ev3 stockholder proposals. An ev3 stockholder’s notice to ev3 regarding director nominations must contain certain required information as described in the ev3 bylaws, including, among other things:
•   all information relating to the nominee that must be disclosed in the solicitation of proxies (or is otherwise required) for election of directors pursuant to Regulation 14A under the Exchange Act;
•   the written consent of the nominee to serve as director if elected;
•   the name and address, as they appear on ev3’s stock transfer books, of the ev3 stockholder and the beneficial owner, if any, giving the notice and on whose behalf the nomination is made; and
•   the class, series and number of shares of ev3 which are beneficially owned and of record by such ev3 stockholder and such beneficial owner.

Voting Stock	The FoxHollow common stock is the only outstanding class of FoxHollow voting securities. Under Delaware law, each share of FoxHollow common stock is entitled to one vote on all matters submitted to the FoxHollow stockholders.	The ev3 common stock is the only outstanding class of ev3 voting securities and will be the only outstanding class of ev3 voting securities upon completion of the merger. Under Delaware law and the ev3 charter, and upon the completion of the merger, under the amended ev3 charter, each share of ev3 common stock will be entitled to one vote on all matters submitted to stockholders.

	FoxHollow Stockholder Rights	ev3 Stockholder Rights

Vote Required for Certain Stockholder Actions; Effect of Abstentions	Under Delaware law, except as otherwise required by Delaware law and unless the certificate of incorporation or bylaws of the corporation provide otherwise, in all matters other than the election of directors, the affirmative vote of the majority of voting power present in person or represented by proxy at the meeting and entitled to vote on the subject matter is an act of the stockholders. The FoxHollow charter and bylaws do not contain any provision altering this default rule. Generally, under Delaware law, the approval of any merger or consolidation or a sale of all or substantially all of a corporation’s assets requires the affirmative vote of a majority of the total votes represented by the outstanding stock of the corporation entitled to vote on such matter. Abstentions have the effect of a vote against the proposal.	Under Delaware law, except as otherwise required by Delaware law and unless the certificate of incorporation or bylaws of the corporation provide otherwise, in all matters other than the election of directors, the affirmative vote of the majority of voting power present in person or represented by proxy at the meeting and entitled to vote on the subject matter is an act of the stockholders. The ev3 charter and the ev3 bylaws do not contain, and the amended ev3 charter upon completion of the merger will not contain, any provision altering this default rule. Generally, under Delaware law, the approval of any merger or consolidation or a sale of all or substantially all of a corporation’s assets requires the affirmative vote of a majority of the total votes represented by the outstanding shares entitled to vote on such matter. Abstentions have the effect of a vote against the proposal.

Amendment of Certificate of Incorporation	Under Delaware law, the FoxHollow charter may be amended by the adoption of a resolution of the FoxHollow board of directors, followed by the vote of a majority of the outstanding voting power entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon. Except for the matters specified below, the FoxHollow charter generally provides that amendments to the FoxHollow charter may be made in accordance with the default positions of Delaware law. However, the FoxHollow charter requires the affirmative vote of 66 2/3% of the then outstanding voting securities of the corporation, voting together as a single class, to amend, repeal or modify the: (a) limitation of liability for directors, (b) indemnification of directors, officers or employees of the corporation for actions or threatened actions due to actions or proceedings arising out of their service to the corporation, (c) provisions governing the number of directors, their removal or the process for filling vacancies, (d) provision setting forth the supermajority voting provisions stated in (a) through (c). As of the date of this document, there are no shares of FoxHollow preferred stock outstanding.	Under Delaware law, the ev3 charter, and upon completion of the merger the ev3 amended charter, may be amended by the adoption of a resolution of the ev3 board of directors, followed by the vote of a majority of the outstanding voting power entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a separate class. The ev3 charter provides, and upon completion of the merger the amended ev3 charter will provide, that charter amendments may be made in accordance with the default positions of Delaware law.

	FoxHollow Stockholder Rights	ev3 Stockholder Rights

Amendment of Bylaws	The FoxHollow bylaws may be amended, altered or repealed by the FoxHollow stockholders. The FoxHollow charter provides that the FoxHollow board of directors may also amend, alter or repeal the FoxHollow bylaws by the vote of a majority of the entire board of directors, although this right conferred on the board of directors may not divest or limit the power of the FoxHollow stockholders. The FoxHollow charter requires the affirmative vote of 66 2/3% of the then outstanding voting securities of the corporation, voting together as a single class, to amend, repeal or modify, the following provisions of the FoxHollow bylaws: (a) the procedures for calling a special meeting of stockholders, (b) the advance notice procedures, and (c) the voting rights of the FoxHollow stockholders.	Any amendment of the ev3 bylaws requires the approval of a majority of the holders of at least a majority of the outstanding shares entitled to vote for the ev3 board of directors. The ev3 charter and the ev3 bylaws require, and upon completion of the merger the ev3 amended charter, will require the affirmative vote of 66 2/3% of the outstanding shares entitled to vote for the ev3 board of directors or a majority of the ev3 board of directors, to amend, repeal or modify, the following provisions of the ev3 bylaws: (a) the advance notice procedures, (b) the procedures for calling a special meeting of ev3 stockholders, (c) the notice provision for meetings, (d) the election and removal of directors, and (e) the provision setting forth the supermajority voting provisions stated in (a) through (d).

Limitation on Liability
The FoxHollow charter provides that, to the fullest extent permitted by law, no director will be personally liable to the corporation or the FoxHollow stockholders for monetary damages for breaches of fiduciary duty as a director. Under Delaware law, liability may not be eliminated where a director’s acts or omissions:
•   were in breach of the director’s duty of loyalty to the corporation or the FoxHollow stockholders;
•   were not in good faith or involved intentional misconduct or a knowing violation of the law;
•   resulted in a violation of section 174 of the DGCL for unlawful payment of a dividend or unlawful stock purchases or redemptions; or
•   involved transactions from which the director derived an improper personal benefit.

The FoxHollow charter further provides that the provision limiting the liability of directors shall not be amended, repealed or modified in any way.

The ev3 charter provides, and the amended ev3 charter upon completion of the merger will provide, to the fullest extent permitted by Delaware law, that no director will be liable to the corporation or the ev3 stockholders for monetary damages for breach of fiduciary duty as a director.
Under Delaware law, liability may not be eliminated where a director’s acts or omissions:
•   were in breach of the director’s duty of loyalty to the corporation or the ev3 stockholders;
•   were not in good faith or involved intentional misconduct or a knowing violation of the law;
•   resulted in a violation of section 174 of the DGCL for unlawful payment of a dividend or unlawful stock purchases or redemptions; or
•   involved transactions from which the director derived an improper personal benefit. The ev3 charter further provides, and the amended ev3 charter upon completion of the merger will provide, that if Delaware law is amended to authorize corporations to further eliminate or limit the liability of a director, then the liability of a director will be eliminated or limited to the fullest extent permitted by Delaware law, as amended.

	FoxHollow Stockholder Rights	ev3 Stockholder Rights

Indemnification
The FoxHollow charter and the FoxHollow bylaws provide that any person who is subject to any proceeding by reason of the fact that such person is or was a director of FoxHollow will be indemnified and held harmless by FoxHollow to the fullest extent permissible under Delaware law. The FoxHollow charter and the FoxHollow bylaws also provide that FoxHollow may provide indemnification to officers, employees and agents of FoxHollow to the fullest extent permissible under Delaware law. In addition, FoxHollow is required to pay expenses actually incurred in connection with the proceeding in advance of the final disposition of the proceeding. However, if Delaware law requires, the payment of the expenses in advance of the final disposition will be made only upon delivery to FoxHollow of an undertaking, by or on behalf of such director or officer, to repay all amounts advanced if it is ultimately determined that such director or officer is not entitled to be indemnified.

In addition, the FoxHollow charter and the FoxHollow bylaws provide that FoxHollow may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any expense, liability or loss incurred by such person in any such capacity, whether or not the corporation would have the power to indemnify such person against such liability under Delaware law.
The ev3 charter provides, and the amended ev3 charter upon completion of the merger will provide, that the corporation will indemnify its directors, officers, employees or agents for any proceedings in which they are involved by reason of the fact that they are or were a director or officer of corporation to the fullest extent permitted by Delaware law. The ev3 charter provides, and the ev3 charter upon completion of the merger will provide, expenses incurred in defending a civil or criminal action, suit or proceeding shall (in the case of a director) or may (in the case of an officer, trustee, employee or agent) be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. In addition, the ev3 bylaws provide, that the corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any expense, liability or loss incurred by such person in any such capacity, whether or not the corporation would have the power to indemnify him against such liability under Delaware law. As described above under “The Merger Agreement — Certain Covenants” beginning on page 136, ev3 has agreed to provide, for a period of six years after the effective date of the merger, officers’ and directors’ liability insurance covering acts or omissions occurring before the effective time of the merger by each officer or director of FoxHollow or its subsidiaries covered by FoxHollow’s current officers’ and directors’ liability insurance policy.

	FoxHollow Stockholder Rights	ev3 Stockholder Rights

Dividends	Under Delaware law, except as set forth in the certificate of incorporation, a corporation is generally permitted to declare and pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, the directors of a corporation may not pay any dividends out of net profits if the capital of the corporation has been reduced to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. The FoxHollow bylaws provide that except as otherwise provided by Delaware law or the FoxHollow charter, the FoxHollow board of directors may declare that the holders of shares of FoxHollow capital stock are entitled to receive, out of the assets of FoxHollow which are by law available therefor, dividends payable either in cash, in property or in shares of FoxHollow capital stock.
Under Delaware law, except as set forth in the certificate of incorporation, a corporation is generally permitted to declare and pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, the directors of a corporation may not pay any dividends out of net profits if the capital of the corporation has been reduced to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

The ev3 bylaws provide that the ev3 board of directors may declare that the holders of shares of ev3 capital stock are entitled to receive, out of the assets of ev3 which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock The ev3 charter provides, and the amended ev3 charter upon completion of the merger will provide, that any dividends that may be declared, paid, or set aside for payment on shares of ev3 common stock are subject to the preferences of any series of preferred stock outstanding at any time, if any.

Stockholder Rights Plan	FoxHollow currently has no stockholders rights plan. Subject to the restrictions contained in the merger agreement, the FoxHollow board of directors could, pursuant to its authority to issue preferred stock, adopt a stockholders rights plan without FoxHollow stockholder approval at any time.	ev3 does not have a stockholder rights plan. While ev3 has no present intention to adopt a stockholder rights plan, the ev3 board of directors, pursuant to its authority to issue preferred stock, could do so without ev3 stockholder approval at any future time.

	FoxHollow Stockholder Rights	ev3 Stockholder Rights

Certain Business Combinations/Anti-takeover Provisions
Under Delaware law, a corporation can elect not to be governed by section 203 of the DGCL, which generally protects publicly held Delaware corporations from unfair transactions and tactics by persons who acquire large blocks of stock without prior board approval. FoxHollow has not made this election and is therefore subject to the restrictions of section 203 of the DGCL.

In general, section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested” stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved in a prescribed manner. A ‘business combination‘ includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an ‘interested‘ stockholder is a person who, alone or together with his affiliates and associates, owns 15% or more of the corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change in control of FoxHollow or reducing the price that certain investors might be willing to pay in the future for FoxHollow common stock.

ev3 is also governed by section 203 of the DGCL.

Although Warburg Pincus, ev3’s majority stockholder, meets one of the exceptions to section 203 and does not constitute an ‘interested stockholder‘ of ev3, the provisions of section 203 could have the effect of delaying, deferring or preventing a change in control of ev3 or reducing the price that certain investors might be willing to pay in the future for ev3 common stock.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial statements of ev3 have been prepared to give effect to the proposed merger of ev3 and FoxHollow. The unaudited pro forma combined condensed balance sheet as of July 1, 2007, and the unaudited pro forma combined consolidated statements of operations for the six months ended July 1, 2007 and the year ended December 31, 2006, are presented herein to reflect the proposed merger. The unaudited pro forma combined consolidated balance sheet combines the unaudited consolidated balance sheets of ev3 as of July 1, 2007 and FoxHollow as of June 30, 2007 and gives effect to the merger as if it had been completed on January 1, 2006. The unaudited pro forma combined consolidated statements of operations for the six months ended July 1, 2007 combines the historical results of ev3 and FoxHollow and gives effect to the merger as if it had occurred on January 1, 2006. The unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2006 combines the historical results of ev3 and the unaudited pro forma combined results of FoxHollow for the year ended December 31, 2006 and gives effect to the merger as if it occurred on January 1, 2006. FoxHollow’s unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2006 gives effect to FoxHollow’s September 2006 acquisition of Kerberos Proximal Solutions, Inc., or Kerberos, as if it had occurred on January 1, 2006, as summarized in Note 4 to the unaudited pro forma combined consolidated financial statements.

The unaudited pro forma combined consolidated financial data are based on estimates and assumptions, which are preliminary and subject to change, as set forth in the notes to such statements and which are provided for informational purposes only. The unaudited pro forma combined consolidated financial information is not necessarily indicative of the financial position or operating results that would have been achieved had the merger been consummated as of the dates indicated, nor are they necessarily indicative of future financial position or operating results. The unaudited pro forma combined consolidated financial statements are based upon the respective historical financial statements of ev3 and FoxHollow and the pro forma consolidated financial information of FoxHollow, and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma combined consolidated financial statements;

•	the separate historical consolidated financial statements of ev3 as of and for the six months ended July 1, 2007 included in ev3’s quarterly report on Form 10-Q for the six months ended July 1, 2007, which is incorporated by reference into this information/proxy statement-prospectus;

•	the separate historical consolidated financial statements of ev3 as of and for the year ended December 31, 2006 included in ev3’s annual report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into this information/proxy statement-prospectus;

•	the separate historical consolidated financial statements of FoxHollow as of and for the six months ended June 30, 2007, included in FoxHollow’s quarterly report on Form 10-Q for the six months ended June 30, 2007, which is incorporated by reference into this information/proxy statement-prospectus; and

•	the separate historical consolidated financial statements of FoxHollow as of and for the year ended December 31, 2006, including the purchase price allocation for Kerberos in note 4 included in FoxHollow’s annual report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into this information/proxy statement-prospectus.

The unaudited pro forma combined consolidated financial information was prepared using the purchase method of accounting. Under the purchase method of accounting, ev3 will be considered the acquirer of FoxHollow for accounting purposes. Accordingly, we have adjusted the historical consolidated financial information to give effect to the impact of the consideration issued in connection with the merger. In the unaudited pro forma combined consolidated balance sheet, ev3’s cost to acquire FoxHollow has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of their respective fair values as of the date of the merger. Any differences between fair value of the consideration issued and the fair value of the assets and liabilities acquired will be recorded as goodwill. The amounts allocated to acquired assets and liabilities in the unaudited pro forma combined consolidated financial statements are based on management’s preliminary valuation estimates. As of the date of this information/

proxy statement-prospectus, ev3 has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the FoxHollow assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary, if any, to conform FoxHollow data to ev3’s accounting policies. As indicated in Note 2 to the unaudited pro forma combined consolidated financial statements, ev3 has made certain adjustments to the historical book values of the assets and liabilities of FoxHollow to reflect certain preliminary estimates of the fair values necessary to prepare the unaudited pro forma combined consolidated financial statements, with the excess of the purchase price over the historical net assets of FoxHollow, as adjusted to reflect estimated fair values, recorded as goodwill. Actual results may differ from these unaudited pro forma combined consolidated financial statements once ev3 has completed the valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming accounting changes for FoxHollow. There can be no assurance that such finalization will not result in material changes.

ev3 Inc.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

	For the Year Ended
	December 31, 2006
		FoxHollow
	ev3	Pro Forma	Pro Forma		Pro Forma
	As Reported	Combined	Adjustments		Combined
	(Dollars in thousands, except per share amounts)

Revenue:
Product	$202,438	$183,943	$—		$386,381
Research collaboration	—	10,840	—		10,840

Net revenue	202,438	194,783	—		397,221

Operating expenses
Product	71,321	43,209	—		114,530
Research collaboration	—	3,128	—		3,128
Sales, general and administrative	141,779	148,598	—		290,377
Research and development	26,725	21,436	—		48,161
Amortization of intangible assets	17,223	1,644	(1,644	)(1)
			22,389	(1)	39,612
Loss on sale or disposal of assets, net	162	—	—		162
Acquired in-process research and development	1,786	—	—		1,786

Total operating expenses	258,996	218,015	20,745		497,756
Loss from operations	(56,558)	(23,232)	(20,745)		(100,535)
Other (income) expense:
Gain on sale of investments, net	(1,063)	—	—		(1,063)
Interest (income) expense, net	(1,695)	(3,588)	5,012	(2)	(271)
Other income, net	(2,117)	—	—		(2,117)

Loss before income taxes	(51,683)	(19,644)	(25,757)		(97,084)
Income tax expense	688	805	(805	)(4)	688

Net loss	$(52,371)	$(20,449)	$(24,952)		$(97,772)

Net loss per share
Net loss per common share attributed to common shareholders (basic and diluted)	$(0.93)	$(0.78)	—		$(1.03)

Weighted average common shares outstanding	56,585,025	26,172,620	11,777,679	(3)	94,535,323

See accompanying Notes to Unaudited Pro Forma Combined Financial Information.

ev3 INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

	For the Six Months Ended
	July 1, 2007	June 30, 2007	Pro Forma		Pro Forma
	ev3	FoxHollow	Adjustments		Combined
	(Dollars in thousands, except per share amounts)

Revenue:
Product	$126,895	$83,615	$—		$210,510
Research collaboration	—	16,222	—		16,222

Net revenue	126,895	99,837	—		226,732

Operating expenses
Product	42,819	20,948	—		63,767
Research collaboration	—	4,277	—		4,277
Sales, general and administrative	80,019	64,035	—		144,054
Research and development	18,756	14,906	—		33,662
Amortization of intangible assets	7,964	790	(790	)(1)
			11,194	(1)	19,158
Gain on sale or disposal of assets, net	(988)	—	—		(988)

Total operating expenses	148,570	104,956	10,404		263,930
Loss from operations	(21,675)	(5,119)	(10,404)		(37,198)
Other (income) expense:
Interest income, net	(406)	(4,483)	2,506	(2)	(2,383)
Other (income) expense, net	(512)	1	—		(511)

Loss before income taxes	(20,757)	(637)	(12,910)		(34,304)
Income tax expense	608	—	—		608

Net loss	$(21,365)	$(637)	$(12,910)		$(34,912)

Net loss per share:
Net loss per common share attributed to common shareholders (basic and diluted)	$(0.37)	$(0.02)	—		$(0.34)

Weighted average common shares outstanding	58,529,041	29,433,000	13,244,850	(3)	101,206,891

See accompanying Notes to Unaudited Pro Forma Combined Financial Information.

ev3 Inc.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

	As of
	July 1, 2007	June 30, 2007	Pro Forma		Pro Forma
	ev3	FoxHollow	Adjustments		Combined
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

ASSETS
Current assets
Cash and cash equivalents	$57,919	$38,682	$(96,601	)(a)	$—
Short-term investments	7,800	130,982	(3,444	)(a)	135,338
Accounts receivable, net	56,046	19,977	—		76,023
Inventories	44,297	15,546	1,360	(b)	61,203
Prepaid expenses and other assets	4,913	1,830	—		6,743
Other receivables	2,446	—	—		2,446

Total current assets	173,421	207,017	(98,685)		281,753
Restricted cash	1,310	—	—		1,310
Property and equipment, net	23,960	10,825	(2,607	)(c)	32,178
Goodwill	149,061	19,251	349,503	(e)	517,815
Other intangible assets, net	41,650	11,326	212,560	(d)	265,536
Other assets	730	1,127	—		1,857

Total assets	$390,132	$249,546	$460,771		$1,100,449

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$10,782	$7,905	$—		$18,687
Accrued compensation and benefits	15,676	—	—		15,676
Accrued liabilities	14,745	12,495	10,205	(f)	37,445
Deferred revenue	—	32,189	(28,605	)(g)	3,584
Current portion of long-term debt	3,346	—	—		3,346

Total current liabilities	44,549	52,589	(18,400)		78,738
Long-term debt	8,095	—	—		8,095
Other long-term liabilities	902	1,972	2,442	(f)	5,316

Total liabilities	53,546	54,561	(15,958)		92,149

Stockholders’ equity
Common stock	609	30	(30	)(h)
			429	(j)	1,038
Additional paid in capital	972,743	293,885	(293,885	)(h)
			737,133	(j)	1,709,876
Deferred stock-based compensation	—	(982)	982	(h)	—
Accumulated deficit	(636,660)	(97,972)	97,972	(h)
			(65,848	)(i)	(702,508)
Accumulated other comprehensive (loss) income	(106)	24	(24	)(h)	(106)

Total stockholders’ equity	336,586	194,985	476,729		1,008,300

Total liabilities and stockholders’ equity	$390,132	$249,546	$460,771		$1,100,449

See accompanying Notes to Unaudited Pro Forma Combined Financial Information.

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONSOLIDATED
FINANCIAL STATEMENTS
(Dollars in thousands, except for per share amounts)

Note 1.	Basis of Pro Forma Presentation

The allocation of the purchase price is preliminary and is based upon an estimate of valuation of tangible and intangible assets acquired and liabilities assumed at the time of preparation of this document. The purchase price allocation included within these unaudited pro forma combined consolidated financial statements is based upon a preliminary estimated purchase price of approximately $837.6 million, consisting of an exchange ratio of 1.45 shares of ev3 common stock for each share of FoxHollow common stock plus $2.75 in cash. The calculation of the ev3 common stock consideration in these unaudited pro forma combined consolidated financial information assumes a $16.83 fair value of the ev3 common stock based on the average trading price of the ev3 common stock for the two full trading days prior to and subsequent to the date of announcement, July 22, 2007.

At the effective time of the merger, each outstanding (i) option to purchase shares of FoxHollow common stock and (ii) other award based on FoxHollow common stock, will be converted into and become, respectively, an option to purchase shares of ev3 common stock or an award based on shares of ev3 common stock, on terms substantially identical to those in effect immediately prior to the effective time of the merger, except that each option will allow the holder to purchase a number of shares of ev3 common stock equal to the product of (1) the number of shares of FoxHollow common stock subject to the FoxHollow option or award immediately before the completion of the merger and (2) an amount equal to (a) $2.75 plus the product of 1.45 and the average of the closing prices for a share of ev3 common stock on the NASDAQ Global Select Market for the 10 consecutive trading day period ending on (and including) the second trading day prior to the day the merger becomes effective (such product referred to as the “applicable ev3 stock price”), divided by (b) the applicable ev3 stock price (such ratio referred to as the “stock award exchange ratio”), rounded down to the nearest whole share. In addition, at the effective time of the merger, each converted stock option to purchase shares of ev3 common stock will have an exercise price per share equal to (1) the per share exercise price of the corresponding FoxHollow option, divided by (2) the stock exchange award ratio, rounded up to the nearest whole cent. The number of shares of ev3 common stock subject to the converted awards will be determined by multiplying (1) the number of shares of FoxHollow common stock subject to the corresponding FoxHollow award, by (2) the stock exchange award ratio, rounded down to the nearest whole share. For purposes of the unaudited pro forma consolidated financial statements, we have assumed that the number of shares of ev3 common stock subject to the converted awards will be 6,406,329 shares, at a fair value of $6.74, based on the closing price of ev3 common stock on July 22, 2007, which aggregates $43.2 million, of which $14.9 million relates to the vested component of the options and therefore represents additional purchase price consideration and $28.3 million relates to the unvested component of the options which will be expensed over the remaining service period.

The purchase price also includes the estimated transaction costs to be paid by ev3 in connection with the merger.

The following is a preliminary estimate of the purchase price for FoxHollow:

Estimated fair value of issuance of ev3 common stock to FoxHollow stockholders (42.9 million shares at $16.83 per share)	$722,649
Estimated cash consideration to be paid to FoxHollow stockholders	81,434
Estimated fair value of ev3 common vested stock awards to be issued as consideration for replacement of outstanding FoxHollow vested stock awards	14,914
Estimated ev3 transaction costs	18,611

Total estimated purchase price	$837,608

ev3 has not completed its assessment of the fair value of the assets and liabilities assumed of FoxHollow and the related business integration plans. The table below represents a preliminary allocation of the total

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

consideration to FoxHollow’s tangible and intangible assets and liabilities based on management’s preliminary estimate of their respective fair values as of the date of the merger.

The amount of in-process research and development, identifiable intangible assets, and goodwill, as well as the estimated useful lives of these assets, will be determined upon completion of an appraisal and therefore, may be different from the amounts presented within these unaudited pro forma combined financial statements. To the extent the amounts and estimated useful lives are different; the unaudited pro forma combined consolidated financial statements could change significantly. Assuming the purchase consideration does not change, the effect of any changes to the value of FoxHollow’s net assets acquired would directly impact goodwill. The preliminary purchase price allocation is as follows:

Net tangible assets acquired	$179,120
In-process research and development	65,848
Identifiable intangible assets	223,886
Goodwill	368,754

Total estimated purchase price	$837,608

We made pro forma adjustments to the historical consolidated financial statements to give effect to events that are (i) directly attributable to the pending acquisition, (ii) expected to have a continuing impact on the combined results, and (iii) factually supportable. The pro forma adjustments do not reflect any operating efficiencies, synergies or additional costs that may result with respect to the combined business of ev3 and FoxHollow. The unaudited pro forma combined statements of operations exclude the preliminary estimated charge of approximately $65.8 million for acquired in-process research and development as it is non-recurring in nature. However, it is reflected as a decrease in the retained earnings on the unaudited pro forma combined balance sheet. Similarly, the unaudited pro forma combined statements of operations exclude the effects of the estimated $1.4 million write-up in FoxHollow inventory on cost of goods sold for the subsequent sale of the inventory because its effects will not continue beyond a year.

Note 2.	Pro Forma Adjustments

The following is a description of pro forma adjustments reflected in the unaudited pro forma combined statements of operations:

1. Reflects the recording of amortization of the estimated $223.9 million of identifiable intangible assets, consisting primarily of developed and core technology, customer relationships, trademarks and tradenames and certain existing contracts with estimated weighted-average lives of ten years. The pro forma adjustments to intangible assets are net of the historical book value of intangible assets at FoxHollow which are eliminated in the purchase price allocation. The final purchase price allocations, which are based on third party appraisals, may result in different allocations for tangible and intangible assets than presented in these pro forma combined consolidated financial statements, and those differences could be material.

2. Reflects the reduction of recorded interest income related to the lower cash balance as a result of the cash used to fund the cash portion of the purchase price. The pro forma interest expense is calculated based on the iMoneyNet First Tier Institutional Average annualized yield of 5.01% as of June 30, 2007. Actual interest income will vary depending on changes in future interest rates and cash balances.

3. Reflects the increase in weighted average basic and dilutive shares outstanding as a result of shares of ev3 common stock issued to the FoxHollow stockholders in connection with the merger. ev3 shares were exchanged using the number of FoxHollow shares outstanding at the measurement date of July 22, 2007. Common shares attributable to ev3 common stock options and stock-based awards to be issued by ev3 in connection with the merger to replace existing FoxHollow common stock options and

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

other stock-based awards, were excluded in determining the weighted average dilutive shares outstanding for the year ended December 31, 2006 and the six months ended July 1, 2007 because their effect was antidilutive.

4. Adjustment to eliminate FoxHollow tax expense incurred as a result of tax adjustments to the FoxHollow loss including an add-back for deferred revenue. This tax incurred would not have been paid and would be offset by the combined company’s current year tax losses.

The following is a description of pro forma adjustments reflected in the unaudited pro forma combined balance sheet:

a. Reflects the use of cash and short-term investments to finance the cash portion of the merger consideration, an estimated $9.6 million of consideration payable to Merck based on certain rights under their stock purchase agreement and $9.0 million of ev3 direct transaction costs, included as a component of total purchase price. These costs include, but are not limited to, fees for financial advisors, accountants, and attorneys and other related costs.

b. Reflects FoxHollow inventory at fair value as defined as estimated net realizable value less costs to complete and a normal distribution margin.

c. Reflects FoxHollow fixed assets at fair value as defined by expected replacement value and adjustments to conform accounting policies related to capitalization of fixed assets. The related depreciation expense for this adjustment is immaterial to these financial statements.

d. Reflects the preliminary estimated fair value of FoxHollow identifiable intangible assets and the elimination of previously existing intangible assets from the Kerberos acquisition. The FoxHollow identifiable intangible assets are comprised primarily of developed and core technology, customer relationships, trademarks and trade names and certain existing contracts with estimated weighted-average lives of 10 years, with an estimated fair value of $223.9 million. The remaining portion of the aggregate purchase price in excess of the fair value of tangible net assets is allocated to goodwill. The estimated fair value of intangible assets and goodwill is subject to adjustment following completion of a valuation by a third-party. Goodwill and identifiable intangible assets arising from the acquisition are not tax deductible. Deferred income tax liabilities have not been provided on the identifiable intangible assets because they are subject to a complete valuation allowance. ev3 utilizes the income valuation approach, and in certain cases where appropriate the cost approach, to determine the estimated fair value of the identifiable intangible assets.

e. Represents adjustment to record goodwill, defined as a preliminary estimate of the excess of the purchase price over the historical net assets of FoxHollow, as adjusted to reflect estimates of fair value.

f. To record existing contracts at fair value and reflect the accrual of estimated one-time restructuring costs associated with planned FoxHollow activities, consisting of minimum purchase obligations under an existing supplier agreement that are at prices in excess of fair value, present value of lease payments under existing unfavorable lease contracts, estimated change of control and other severance obligations required under existing contracts.

g. To reduce FoxHollow’s historical deferred revenue related to the existing Merck contract payment obligations at fair value as defined as estimated cost to complete the service plus normal margin.

h. Represents the elimination of FoxHollow’s historical equity balances as a result of the acquisition.

i. ev3 is utilizing the income valuation approach to determine the estimated fair value of the purchased in-process research and development. ev3’s management estimates that $65.8 million of the aggregate purchase price represents the fair value of purchased in-process research and development that

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

has not yet reached technological feasibility and will have no alternative future use as of the acquisition date.

j. To record the issuance of ev3 shares to the FoxHollow stockholders and the issuance of ev3 stock options and other stock awards to the holders of FoxHollow stock options and stock awards in connection with the merger. No pro forma adjustment for stock compensation expense has been made to the pro forma combined consolidated statement of operations as the historical expense as recorded is estimated to be materially consistent with the stock compensation expense associated with replacement of unvested options outstanding and the contingent grants approved on August 24, 2007 by the ev3 board of directors that will be effective immediately after the effective time of the merger and are expressly conditioned upon the completion of the merger.

Note 3.	Sensitivity Analysis

The pro forma combined condensed financial statements reflect a preliminary allocation to tangible assets, liabilities, goodwill and other intangible assets. The final purchase price allocation may result in different allocations for tangible and intangible assets than that presented in these unaudited pro forma combined condensed financial statements. The following table shows the absolute dollar effect on pro forma net loss per common share attributed to common shareholders (basic and diluted) for every $10 million of purchase price allocated to amortizable assets or certain liabilities over assumed weighted-average useful lives. An increase in the purchase amount allocated to amortizable assets or a decrease in the amount allocated to certain liabilities will result in an increase to net loss. A decrease in the amount allocated to amortizable assets or an increase in the amount allocated to certain liabilities will result in a decrease to net loss.

	For the Six Months Ended	For the Year Ended
Weighted Average Life	July 1, 2007	December 31, 2006
	(Dollars in thousands, except per share amounts)

Five Years
Net loss	$(1,000)	$(2,000)
Per share	$(0.01)	$(0.02)
Ten Years
Net loss	$(500)	$(1,000)
Per share	$(0.00)	$(0.01)
Fifteen Years
Net loss	$(333)	$(667)
Per share	$(0.00)	$(0.01)

The following table is presented for illustrative purposes and provides the estimated annual impact on pro forma net loss per common share attributed to common shareholders (basic and diluted) of a one-year decrease or increase of the weighted-average useful lives on the estimated amortizable intangible assets of $223,886:

	For the Six Months Ended	For the Year Ended
Weighted Average Life	July 1, 2007	December 31, 2006
	(Dollars in thousands, except per share amounts)

One-Year Change
Net loss	$(1,244)	$(2,488)
Per share	$(0.01)	$(0.03)

Note 4.	FoxHollow Pro Forma Combined for Kerberos Acquisition

The pro forma FoxHollow unaudited combined statement of operations column reflects the historical results of FoxHollow for the year ended December 31, 2006 and the operating results of Kerberos prior to its

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

acquisition on September 13, 2006 and pro forma adjustments to reflect this acquisition as if it occurred as of the first day of the period presented.

FoxHollow Technologies, Inc.

Unaudited Pro Forma Combined Statement of Operations

	For the Year Ended				FoxHollow
	December 31, 2006		Pro Forma		Pro Forma
	FoxHollow	Kerberos	Adjustments		Combined
	(Dollars in thousands, except per share amounts)
		(Unaudited)

Revenue:
Product	$182,245	$1,698	$—		$183,943
Research collaboration	10,840		—		10,840

Net revenue	193,085	1,698	—		194,783

Operating expenses
Product	42,136	1,073	—		43,209
Research collaboration	3,128		—		3,128
Sales, general and administrative	142,494	6,104	—		148,598
Research and development	20,115	1,321	—		21,436
Amortization of intangible assets	474		1,170	(1)	1,644

Total operating expenses	208,347	8,498	1,170		218,015
Loss from operations	(15,262)	(6,800)	(1,170)		(23,232)
Other (income) expense:
Interest (income) expense, net	(3,838)	250			(3,588)

Loss before income taxes	11,424	(7,050)	(1,170)		(19,644)
Income tax expense	805		—		805

Net loss	$(12,229)	$(7,050)	$(1,170)		$(20,449)

Net loss per share
Net loss per common share attributed to common shareholders (basic and diluted)	$(0.48)	$(4.63)			$(0.78)

Weighted average common shares outstanding	25,521,000	1,523,000	(871,380	)(2)	26,172,620

The following is a description of pro forma adjustments reflected in the unaudited pro forma combined statements of operations:

1.	Gives effect to amortization of intangible assets as if the transaction had occurred at the beginning of the period.

2.	To record issuance of additional shares of FoxHollow common stock as if the acquisition occurred at the beginning of fiscal 2006.

LEGAL MATTERS

Oppenheimer Wolff & Donnelly LLP has provided an opinion regarding the validity of the shares of ev3 stock to be issued to FoxHollow stockholders in the merger. As a condition to completion of the merger, ev3 will have received an opinion from Oppenheimer Wolff & Donnelly LLP, and FoxHollow will have received an opinion from Wilson Sonsini Goodrich & Rosati, P.C., in each case, dated as of the closing date of the merger, to the effect that, for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of section 368(a) of the Internal Revenue Code. Certain members of Wilson Sonsini Goodrich & Rosati, P.C. own an interest representing less than 0.1% of the shares of FoxHollow common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited ev3’s consolidated financial statements and schedule included in ev3’s Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of ev3’s internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this information/proxy statement-prospectus and elsewhere in the registration statement. ev3’s financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

ev3’s consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005, incorporated in this information/proxy statement-prospectus by reference to ev3’s Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

The financial statements of FoxHollow Technologies, Inc. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this information/proxy statement-prospectus by reference to FoxHollow Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report (which contains an explanatory paragraph on management’s assessment of the effectiveness of internal control over financial reporting and on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Kerberos Proximal Solutions, Inc. business that registrant acquired as of December 31, 2006) of PricewaterhouseCoopers LLP, an independent registered public firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Kerberos Proximal Solutions, Inc. included in FoxHollow Technologies, Inc.’s Current Report on Form 8-K/A dated September 12, 2006 have been so incorporated in this information/proxy statement-prospectus in reliance on the report (which contains an explanatory paragraph relating to the ability of Kerberos Proximal Solutions, Inc. to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

ev3

Stockholder proposals intended to be presented in the proxy materials relating to ev3’s 2008 annual meeting of stockholders must be received by ev3 at its principal executive offices on or before December 18, 2007, unless the date of the meeting is delayed by more than 30 calendar days, and must satisfy the requirements of the proxy rules promulgated by the SEC.

Any other stockholder proposals to be presented at the 2008 annual meeting of stockholders must be given in writing to ev3’s corporate secretary and received at its principal executive offices not later than

January 17, 2008 nor earlier than December 18, 2007. The proposal must contain specific information required by ev3’s bylaws, a copy of which may be obtained by writing to ev3’s corporate secretary or accessing the SEC’s EDGAR filing database at www.sec.gov. See “Where You Can Find More Information” below. If a proposal is not timely and properly made in accordance with the procedures set forth in ev3’s bylaws, it will be defective and may not be brought before the meeting. If the proposal is nonetheless brought before the meeting and the chairman of the meeting does not exercise the power and duty to declare the proposal defective, the persons named in the proxy may use their discretionary voting with respect to the proposal.

The ev3 board of directors will consider recommendations for the nomination of directors submitted by holders of ev3 shares of capital stock entitled to vote generally in the election of directors. In accordance with procedures set forth in ev3’s bylaws, stockholders of record of ev3 may propose nominees for election to the board of directors only after providing timely written notice to ev3’s corporate secretary. To be timely, a stockholder’s notice to ev3’s corporate secretary must be delivered to or mailed and received at ev3’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date on which ev3 first mailed its proxy materials for the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from the anniversary date of the previous year’s meeting, notice by the stockholder to be timely must be so delivered not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Public announcement of an adjournment of an annual meeting will not commence a new time period for the giving of a stockholder’s notice.

The notice must set forth, among other things:

•	as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and

•	as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (a) the name and address of such stockholder, as they appear on ev3’s stock transfer books, and of such beneficial owner and (b) the class, series and number of shares of ev3 which are owned beneficially and of record by such stockholder and such beneficial owner.

Submissions must be made by mail, courier or personal delivery. Submissions made by e-mail will not be considered. The ev3 board of directors will consider only those ev3 stockholder recommendations whose submissions comply with these procedural requirements. The ev3 board of directors will evaluate candidates recommended by the ev3 stockholders in the same manner it does any other candidate not recommended by stockholders.

FoxHollow

FoxHollow held its annual meeting of stockholders on July 31, 2007. If the merger agreement is adopted and the transactions thereby are approved, including the merger, by the requisite vote of the FoxHollow stockholders and the merger is completed, FoxHollow will become a wholly-owned subsidiary of ev3 and, consequently, will not hold an annual meeting of its stockholders in 2008. FoxHollow stockholders will be entitled to participate, as stockholders of the combined company, in the 2008 annual meeting of stockholders of the combined company.

If the merger agreement is not adopted and the merger is not approved by the requisite vote of the FoxHollow stockholders or if the merger is not completed for any reason, FoxHollow will hold an annual meeting of its stockholders in 2008.

In the event that FoxHollow holds a 2008 annual meeting of its stockholders, for a stockholder proposal to be considered for inclusion in the FoxHollow proxy statement for the annual meeting to be held in 2008, the written proposal must be received by the corporate secretary of FoxHollow at its principal executive offices no later than February 14, 2008. If the date of next year’s annual meeting is moved more than 30 days before or after the anniversary date of this year’s annual meeting, the deadline for inclusion of proposals in FoxHollow’s proxy statement is instead a reasonable time before FoxHollow begins to print and mail next year’s proxy materials. Such proposals also must comply with the requirements of Rule 14a-8 of the Exchange Act, as amended, and any other applicable rules established by the SEC. Any notification to bring any proposal before the 2008 annual meeting of the stockholders must comply with the requirements of the FoxHollow bylaws. Copies of the FoxHollow bylaws will be sent to holders of FoxHollow common stock upon request. See “Where You Can Find More Information” below.

FoxHollow’s Nominating and Corporate Governance Committee will take into consideration nominees for election to the FoxHollow board of directors submitted by stockholders in accordance with the criteria described under “Consideration of Director Nominees” on pages 12 and 13 of FoxHollow’s Proxy Statement on Schedule 14A filed on April 30, 2007 and incorporated herein by reference. FoxHollow’s Nominating and Corporate Governance Committee will consider FoxHollow stockholder recommendations for candidates to the FoxHollow board of directors sent to FoxHollow’s Nominating and Corporate Governance Committee c/o FoxHollow’s corporate secretary. In order to submit a recommendation, a FoxHollow stockholder must comply with provisions of applicable law, the FoxHollow charter and the FoxHollow bylaws.

WHERE YOU CAN FIND MORE INFORMATION

ev3 and FoxHollow file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any of this information filed at the SEC’s public reference room located at:

Public Reference Room
100 F Street NE
Room 1024
Washington, DC 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this information/proxy statement-prospectus.

ev3 has filed a registration statement on Form S-4 to register with the SEC the shares of ev3 common stock to be issued to FoxHollow stockholders upon completion of the merger. This information/proxy statement-prospectus is a part of that registration statement and constitutes a prospectus of ev3 in addition to being an information statement of ev3 and a proxy statement of FoxHollow for the FoxHollow special meeting. As allowed by SEC rules, this information/proxy statement-prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows ev3 and FoxHollow to incorporate by reference information into this information/proxy statement-prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The portions of these documents that were furnished to, and not filed with, the SEC are not incorporated herein by reference. The information incorporated by reference is considered part of this information/proxy statement-prospectus, except for any information superseded by information contained directly in this information/proxy statement-prospectus or in later filed documents incorporated by reference into this information/proxy statement-prospectus.

This information/proxy statement-prospectus incorporates by reference the documents listed below that ev3 and FoxHollow have previously filed with the SEC. These documents contain important business and financial information about ev3 and FoxHollow that is not included in or delivered with this information/proxy statement-prospectus.

ev3 SEC Filings
(File No. 000-51348)	Period

Annual Report on Form 10-K	For the fiscal year ended December 31, 2006
Quarterly Reports on Form 10-Q	Quarters ended April 1, 2007 and July 1, 2007
Current Reports on Form 8-K	Filed on: January 26, 2007, February 20, 2007 (Items 1.01, 1.02 and 9.01), February 27, 2007, March 21, 2007, April 16, 2007, May 17, 2007, June 21, 2007, July 23, 2007 (Items 1.01, 5.03, 8.01 and 9.01) and August 27, 2007
Proxy Statement on Schedule 14A	Filed on April 16, 2007
The description of ev3 common stock contained in its registration statement of Form 8-A and any amendments or reports filed for the purpose of updating such description	Filed on June 8, 2005

FoxHollow SEC Filings
(File No. 000-50998)	Period

Annual Report on Form 10-K	For the fiscal year ended December 31, 2006
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2007 and June 30, 2007
Quarterly Report on Form 10-Q/A	Quarter ended March 31, 2007
Current Reports on Form 8-K	Filed on March 6, 2007, April 16, 2007, July 23, 2007 and July 30, 2007
Current Report on Form 8-K/A	September 12, 2006 and August 2, 2007
Proxy Statement on Schedule 14A	Filed on April 30, 2007

ev3 and FoxHollow are also incorporating by reference additional documents that they file with the SEC under section 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this information/proxy statement-prospectus and the date of the FoxHollow special meeting.

Documents incorporated by reference are available without charge from ev3 and FoxHollow, as applicable, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this information/proxy statement-prospectus. You can obtain documents incorporated by reference into this information/proxy statement-prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

ev3 Inc.	FoxHollow Technologies, Inc.

9600 54th Avenue North
Plymouth, Minnesota
Attention: Investor Relations
Telephone: (763) 398-7499
website: www.ev3.net
(please see “SEC Filings” page
or “Contact Us” page in the
Investor Relations portion of the site)	740 Bay Road
Redwood City, California 94063
Attention: Investor Relations
Telephone: (650) 421-8449
website: www.foxhollowtech.com
(please see “SEC Filings” page
or “Contact Us” page
in the Investor Relations portion of the site)

If you wish to request documents, the applicable company must receive your request by [  ], 2007 in order to receive them before the FoxHollow special meeting.

ev3 supplied all information contained or incorporated by reference into this information/proxy statement-prospectus relating to ev3, and FoxHollow supplied all such information relating to FoxHollow.

Neither ev3 nor FoxHollow has authorized anyone to give any information or make any representation about the merger or the two companies that is different from, or in addition to, that contained in this information/proxy statement-prospectus or in any of the materials that have been incorporated by reference into this information/proxy statement-prospectus. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this information/proxy statement-prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this information/proxy statement-prospectus does not extend to you. The information contained in this information/proxy statement-prospectus speaks only as of the date of this information/proxy statement-prospectus unless the information specifically indicates that another date applies.

ANNEX A

Agreement and Plan Of Merger
by and among
ev3 Inc.,
Foreigner Merger Sub, Inc.,
and
FoxHollow Technologies, Inc.
Dated as of July 21, 2007

A-1

A-2

A-3

INDEX OF DEFINED TERMS

Page

Acquisition Proposal	54
Acquisition Transaction	72
Action	27
Agreement	1
Applicable ev3 Plans	61
Applicable ev3 Stock Price	11
Applicable FoxHollow Plans	61
Applicable Law	18
Available Cash Election Amount	4
Available Cash Surplus	4
Business Day	2
Cash Electing FoxHollow Share	4
Cash Election	4
Cash Election Amount	4
Cash Fraction	4
Certificate of Merger	1
Certificates	5
Closing	2
Closing Date	2
COBRA	24
Code	1
Confidentiality Agreement	51
Constituent Corporations	2
Converted Equity Awards	10
Converted Option	10
Converted Stock Awards	10
Covered Employees	62
D&O Policy	65
DGCL	1
Dissenting Shares	11
Effective Time	2
Election Date	6
Environmental Claim	28
Environmental Laws	28
Environmental Permits	28
ERISA Affiliate	23
ev3	1
ev3 Benefit Plan	38
ev3 Board	33
ev3 Board Approval	41
ev3 Certificates	7
ev3 Charter Amendment	31
ev3 Common Stock	3

A-4

Page

ev3 Contracts	38
ev3 Disclosure Schedule	29
ev3 ESPP	30
ev3 Financial Advisor	44
ev3 Financial Statements	33
ev3 Intellectual Property	42
ev3 Licenses	34
ev3 Permits	34
ev3 Permitted Liens	42
ev3 Preferred Stock	30
ev3 Product	34
ev3 Recommendation	41
ev3 Sale Agreement	56
ev3 SEC Documents	32
ev3 Share Issuance	31
ev3 Stock Awards	30
ev3 Stockholders Written Consent	1
Exchange Act	6
Exchange Agent	5
Exchange Fund	7
Expense Reimbursement	72
FDA	16
FDCA	18
Form of Election	5
Form S-4	59
FoxHollow	1
FoxHollow 401(k) Plan	62
FoxHollow Benefit Plan	23
FoxHollow Board	18
FoxHollow Board Approval	26
FoxHollow Board Recommendation	26
FoxHollow Board Recommendation Change	57
FoxHollow Book-Entry Shares	5
FoxHollow Common Stock	3
FoxHollow Contracts	22
FoxHollow Disclosure Schedule	12
FoxHollow ESPP	15
FoxHollow Financial Advisors	29
FoxHollow Financial Statements	17
FoxHollow Indemnified Parties	65
FoxHollow Intellectual Property	27
FoxHollow Licenses	18
FoxHollow Option	10
FoxHollow Permits	18

A-5

Page

FoxHollow Permitted Liens	27
FoxHollow Preferred Stock	14
FoxHollow Product	18
FoxHollow SEC Documents	17
FoxHollow Stock Awards	10
FoxHollow Stockholder Meeting	58
FoxHollow Stockholder Proposal	26
FoxHollow Stockholders	57
FoxHollow’s Current Premium	65
Government Programs	20
Governmental Entity	16
Hazardous Materials	28
Healthcare Regulatory Approvals	16
HSR Act	16
Information/Proxy Statement-Prospectus	59
Infringe	27
Injunction	68
Insiders	63
Integration Committee	64
Intellectual Property	27
Lien	27
material adverse effect	13
Merger	1
Merger Co.	1
Merger Consideration	3
Mixed Consideration	3
Mixed Consideration Electing Share	3
Mixed Election	3
Mixed Election Per Share Cash Amount	3
Mixed Election Stock Exchange Ratio	3
Nasdaq	16
Newco	2
Non-Disruptive ev3 Sale Proposal	56
Non-Electing FoxHollow Share	5
PBGC	23
Per Share Cash Election Consideration	4
Person	8
Private Insurance Programs	20
Qualifying Amendment	60
Reduced Per Share Cash Election Amount	4
Regulation M-A Filing	60
Required ev3 Stockholder Vote	41
Required FoxHollow Stockholder Vote	26
Required Stockholder Votes	41

A-6

Page

Requisite Regulatory Approvals	67
Restricted Divestiture	52
SEC	13
Second Merger	2
Section 16 Information	63
Securities Act	15
Significant Subsidiary	13
Stock Award Exchange Ratio	11
Stock Consideration	4
Stock Electing FoxHollow Share	4
Stock Election	4
Stock Election Exchange Ratio	4
Stock Election Per Share Cash Amount	4
Subsidiary	13
Superior Proposal	57
Surviving Corporation	2
tax	22
taxable	22
taxes	22
Termination Date	70
Termination Fee	71
Triggering Event	71
U.S.	8
Violation	16
Voting Agreement	1
Voting Debt	14
WARN Act	21

A-7

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 21, 2007 (this “Agreement”), is by and among ev3 Inc., a Delaware corporation (“ev3”), Foreigner Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of ev3 (“Merger Co.”), and FoxHollow Technologies, Inc., a Delaware corporation (“FoxHollow”).

A. Each of the respective Boards of Directors of ev3, Merger Co. and FoxHollow has approved, and declared it advisable and in the best interests of its stockholders to consummate, the business combination transaction and other transactions provided for herein, including the merger (the “Merger”) of Merger Co. with and into FoxHollow in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), and upon the terms and subject to the conditions set forth herein.

B. ev3 and FoxHollow intend the Merger to qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”).

C. ev3 and FoxHollow desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

D. Contemporaneously with the execution of this Agreement, as an inducement to ev3’s willingness to enter into this Agreement and incur the obligations set forth herein, certain of FoxHollow’s stockholders, which beneficially or of record hold an aggregate of approximately 34.1% of the outstanding shares of FoxHollow Common Stock, have entered into a voting agreement, dated as of the date hereof, with ev3 (each, a “Voting Agreement”), pursuant to which, upon the terms set forth therein, such stockholders have agreed to vote their shares of FoxHollow Common Stock in favor of this Agreement and the transactions contemplated thereby.

E. Contemporaneously with the execution of this Agreement, stockholders of ev3 holding sufficient ev3 Common Stock to approve the ev3 Share Issuance in connection with the Merger and the ev3 Charter Amendment have executed an action by written consent (the “ev3 Stockholders Written Consent”) approving the ev3 Share Issuance and the ev3 Charter Amendment.

Accordingly, and in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I.

The Merger

1.1 Effective Time of Merger.  Subject to the provisions of this Agreement, a certificate of merger (the “Certificate of Merger”) shall be duly prepared, executed by FoxHollow and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL, on the Closing Date (as defined in Section 1.2). The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is agreed upon in writing by ev3 and FoxHollow and provided in the Certificate of Merger (the “Effective Time”).

1.2 Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Minneapolis, Minnesota time, on the date (the “Closing Date”) that is the second Business Day after the satisfaction or waiver (subject to Applicable Law) of the conditions set forth in Article VI (excluding conditions that, by their terms, are to be satisfied on the Closing Date but subject to the satisfaction or waiver of such conditions), unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Oppenheimer Wolff & Donnelly LLP, 3300 Plaza VII, 45 South Seventh Street, Minneapolis, Minnesota 55402, unless another place is agreed to in writing by the parties hereto. For the purposes of this Agreement, “Business Day” shall mean each day other than a Saturday, Sunday or any other day when commercial banks in New York, New York are authorized or required by law to close.

1.3 Effects of the Merger.  At the Effective Time, Merger Co. shall be merged with and into FoxHollow, the separate existence of Merger Co. shall cease and FoxHollow shall continue as the surviving corporation in the Merger. The Merger will have the effects set forth in the DGCL. As used in this Agreement, “Constituent Corporations” shall mean each of Merger Co. and FoxHollow, and “Surviving Corporation” shall mean FoxHollow, at and after the Effective Time, as the surviving corporation in the Merger and a direct wholly owned subsidiary of ev3.

1.4 Alternative Merger Structure.

(a) Notwithstanding anything in this Agreement to the contrary, in the event that counsel for ev3 or FoxHollow is unable to deliver the tax opinion set forth in the closing conditions in Sections 6.2(e) and 6.3(c), respectively, ev3 shall effect the Second Merger, as described in Section 1.4(b), provided that such counsel has indicated that assuming the Second Merger will be effected, such counsel will be able to deliver such tax opinion.

(b) Immediately following the Effective Time, as part of a single overall transaction with the Merger described in Section 1.3 and pursuant to an integrated plan, the Surviving Corporation of the Merger shall be merged with and into, at ev3’s election, ev3 or a wholly-owned subsidiary of ev3 (which shall be either a corporation or a limited liability company) (such wholly-owned subsidiary of ev3 is referred to herein as “Newco” and such merger is referred to herein as the “Second Merger”). Following the Second Merger, Newco or ev3, as applicable, shall continue as the surviving entity. If the Second Merger is consummated, where applicable (i) the term “Merger” shall refer to the Merger described in Section 1.3 and the Second Merger, taken together as an integrated transaction; and (ii) the term “Surviving Corporation” shall refer to either Newco or ev3 as the surviving entity after the Second Merger.

1.5 Certificate of Incorporation.  At the Effective Time, the certificate of incorporation of Merger Co. as in effect immediately prior to the Effective Time, the form of which certificate shall be reasonably acceptable to FoxHollow, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Law, consistent with the obligations set forth in Section 5.13.

1.6 By-Laws.  At the Effective Time, the By-laws of Merger Co. as in effect immediately prior to the Effective Time, the form of which By-laws shall be reasonably acceptable to FoxHollow, shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Law, consistent with the obligations set forth in Section 5.13.

1.7 Officers and Directors of Surviving Corporation.  The officers of Merger Co. as of the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be. The directors of Merger Co. as of the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified.

ARTICLE II.

Effects of the Merger

2.1 Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of FoxHollow Common Stock:

(a) Cancellation of Treasury Stock.  All shares of common stock, par value $0.001 per share, of FoxHollow (the “FoxHollow Common Stock”) that are owned by FoxHollow as treasury stock shall be canceled and shall cease to exist, and no shares of common stock, par value $0.01 per share, of ev3 (the “ev3 Common Stock”) or other consideration shall be delivered in exchange therefor.

(b) Conversion of FoxHollow Common Stock.  Each share of FoxHollow Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be canceled in accordance with Section 2.1(a), (ii) Dissenting Shares, (iii) shares owned by ev3 immediately prior to the Effective

Time, which shares shall be cancelled and extinguished, and (iv) shares owned by any direct or indirect wholly owned Subsidiary (as defined in Section 3.1(a)(i)) of ev3 or any direct or indirect wholly owned Subsidiary of FoxHollow immediately prior to the Effective Time, which shares shall be cancelled and extinguished) shall be canceled and extinguished and automatically converted into the right to receive the following consideration (the “Merger Consideration”):

(i) Each share of FoxHollow Common Stock with respect to which an election to receive a combination of stock and cash (a “Mixed Election”) has been effectively made and not revoked or lost pursuant to Section 2.2 (each, a “Mixed Consideration Electing Share”) and each Non-Electing FoxHollow Share (as that term is defined in Section 2.2(c)) shall be converted into the right to receive the combination (which combination shall hereinafter be referred to as the “Mixed Consideration”) of (x) 1.45 shares (the “Mixed Election Stock Exchange Ratio”) of validly issued, fully paid and non-assessable shares of ev3 Common Stock (together with any cash in lieu of fractional shares of ev3 Common Stock to be paid pursuant to Section 2.5), and (y) $2.75 in cash (the “Mixed Election Per Share Cash Amount”).

(ii) Each share of FoxHollow Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or lost pursuant to Section 2.2 (each, a “Cash Electing FoxHollow Share”) shall be converted (provided that the Available Cash Election Amount (as defined below) equals or exceeds the Cash Election Amount (as defined below)) into the right to receive $25.92 in cash without interest (the “Per Share Cash Election Consideration”); provided, however, that if (A) the product of the total number of Cash Electing FoxHollow Shares and the Per Share Cash Election Consideration (such product being the “Cash Election Amount”) exceeds (B) the difference between (x) the product of the Mixed Election Per Share Cash Amount and the total number of shares of FoxHollow Common Stock (other than the shares cancelled pursuant to Section 2.1(a)) issued and outstanding immediately prior to the Effective Time minus (y) the product of the total number of Mixed Consideration Electing Shares and the Mixed Election Per Share Cash Amount (such difference being the “Available Cash Election Amount”), then each Cash Electing FoxHollow Share shall be converted into a right to receive in lieu of the Per Share Cash Election Consideration (1) an amount of cash (without interest) (the “Reduced Per Share Cash Election Amount”) equal to the product of (p) the Per Share Cash Election Consideration and (q) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the “Cash Fraction”) and (2) a number of validly issued, fully paid and non-assessable shares of ev3 Common Stock equal to the product of (r) the Stock Election Exchange Ratio and (s) the difference between one (1) and the Cash Fraction.

(iii) Each share of FoxHollow Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) has been properly made and not revoked or lost pursuant to Section 2.2 (each, a “Stock Electing FoxHollow Share”) shall be converted (provided that the Cash Election Amount equals or exceeds the Available Cash Election Amount), into the right to receive 1.62 shares of validly issued, fully paid and non-assessable shares of ev3 Common Stock (the “Stock Election Exchange Ratio”) (together with any cash in lieu of fractional shares of ev3 Common Stock to be paid pursuant to Section 2.5, the “Stock Consideration”); provided, however, that if the Available Cash Election Amount exceeds the Cash Election Amount (the amount of any such excess, the “Available Cash Surplus”), then each Stock Electing FoxHollow Share shall be converted into the right to receive in lieu of the Stock Election Exchange Ratio (1) an amount of cash (without interest) (the “Stock Election Per Share Cash Amount”) equal to the Available Cash Surplus divided by the total number of Stock Electing FoxHollow Shares and (2) a number of validly issued, fully paid and non-assessable shares of ev3 Common Stock equal to the product of (x) the Stock Election Exchange Ratio and (y) a fraction, the numerator of which shall be the difference between the Per Share Cash Election Consideration and the Stock Election Per Share Cash Amount, and the denominator of which shall be the Per Share Cash Election Consideration.

Upon conversion of the shares of FoxHollow Common Stock pursuant to this Section 2.1(b) into the right to receive the Merger Consideration set forth in this Section 2.1(b), all such shares of FoxHollow Common Stock shall no longer be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent only the right to receive the Merger Consideration in respect of such shares upon the surrender of the certificate representing such shares in accordance with Section 2.3(b) (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.3(j)).

(c) Merger Co. Capital Stock.  Each share of common stock, par value $0.01 per share, of Merger Co. outstanding immediately prior to the Effective Time shall be automatically converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Co. shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

2.2 Stock-Cash Election Procedure.

(a) Not less than three Business Days prior to the mailing of the Information/Proxy Statement-Prospectus, ev3 shall designate a bank or trust company reasonably acceptable to FoxHollow to act as exchange agent hereunder (the “Exchange Agent”), for the purpose of exchanging certificates that immediately prior to the Effective Time represented shares of FoxHollow Common Stock (the “Certificates”) and shares of FoxHollow Common Stock represented by book-entry (“FoxHollow Book-Entry Shares”).

(b) Each person who, on or prior to the Election Date (as defined below), is a record holder of shares of FoxHollow Common Stock (other than Dissenting Shares) shall be entitled to specify the number of such holder’s shares of FoxHollow Common Stock with respect to which such holder makes a Cash Election, Stock Election or Mixed Election.

(c) ev3 shall prepare and file as an exhibit to the Form S-4 a form of election (the “Form of Election”) in form and substance reasonably acceptable to FoxHollow. The Form of Election shall specify that delivery shall be effected, and risk of loss and title to any Certificates shall pass only, upon proper delivery of the Form of Election, together with duly executed transmittal materials included in the Form of Election and, as applicable, any Certificates. FoxHollow shall mail the Form of Election with the Information/Proxy Statement-Prospectus (as defined in Section 5.6) to all persons who are record holders of shares of FoxHollow Common Stock as of the record date for the FoxHollow Stockholder Meeting (as defined in Section 5.5(a)). The Form of Election shall be used by each record holder of shares of FoxHollow Common Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a valid and timely Cash Election, Stock Election or Mixed Election. In the event that a holder fails to make a valid and timely Cash Election, Stock Election or Mixed Election with respect to any shares of FoxHollow Common Stock held or beneficially owned by such holder, then such holder shall be deemed to have made a Mixed Election with respect to those shares (each such share, a “Non-Electing FoxHollow Share”). FoxHollow shall use its reasonable best efforts to make the Form of Election available to all persons who become record or beneficial holders of shares of FoxHollow Common Stock during the period between the record date for the FoxHollow Stockholder Meeting and the Election Date.

(d) Any holder’s election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., Eastern time, on the later of (i) the date of the FoxHollow Stockholder Meeting or (ii) if the Closing Date is more than four (4) Business Days following the date of the FoxHollow Stockholder Meeting, on a date agreed by the parties that occurs at least two (2) Business Days preceding the Closing Date (the “Election Date”), a Form of Election properly completed and signed and accompanied by (x) Certificates representing the shares of FoxHollow Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the FoxHollow (or by an appropriate guarantee of delivery of such Certificates as set forth in such Form of Election from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)); provided that such Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery) or (y) in the case of FoxHollow Book-Entry Shares, any additional documents required by the procedures set forth in the Form of Election.

(e) ev3 and FoxHollow shall publicly announce the anticipated Election Date at least ten (10) Business Days prior to the anticipated Closing Date. If the Closing Date is delayed to a subsequent date, the Election Date shall be similarly delayed to a subsequent date, and ev3 and FoxHollow shall promptly announce any such delay and, when determined, the rescheduled Election Date.

(f) Any Cash Election, Stock Election or Mixed Election may be revoked with respect to all or any portion of the shares of FoxHollow Common Stock subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to 5:00 p.m., Eastern time, on the Election Date. In addition, all Cash Elections, Stock Elections and Mixed Elections shall automatically be revoked if this Agreement is terminated in accordance with Article VII. If a Cash Election, Stock Election or Mixed Election is revoked with respect to shares of FoxHollow Common Stock represented by Certificates, Certificates representing such shares shall be promptly returned to the holder that submitted the same to the Exchange Agent.

(g) The determination of the Exchange Agent (or the joint determination of ev3 and FoxHollow, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Mixed Elections, Cash Elections and Stock Elections shall have been properly made or revoked pursuant to this Section 2.2 and as to when Mixed Elections, Cash Elections, Stock Elections and revocations were received by the Exchange Agent. ev3 and FoxHollow jointly shall make all computations contemplated by Section 2.1(b), and absent manifest error this computation shall be conclusive and binding. The Exchange Agent may, with the written agreement of ev3 and FoxHollow, make any rules as are consistent with this Section 2.2 for the implementation of the Mixed Elections, Cash Elections, Stock Elections provided for in this Agreement as shall be necessary or desirable to effect these Mixed Elections, Cash Elections and Stock Elections.

2.3 Exchange of Certificates.

(a) Deposit of Merger Consideration.  At or as promptly as practicable (and, in any event, within two (2) Business Days) after the Effective Time, ev3 shall deposit with the Exchange Agent, for the benefit of the stockholders of FoxHollow, (A) certificates or, at ev3’s option, evidence of shares in book entry form, representing shares of ev3 Common Stock (the “ev3 Certificates”) in denominations as the Exchange Agent may reasonably specify, in each case as is issuable pursuant to this Article II in respect of shares of FoxHollow Common Stock for which Certificates or FoxHollow Book-Entry Shares have been properly delivered to the Exchange Agent, and (B) cash, in each case as is payable pursuant to this Article II in respect of shares of FoxHollow Common Stock for which Certificates or FoxHollow Book-Entry Shares have been properly delivered to the Exchange Agent or is payable in lieu of fractional shares. Such ev3 Certificates (or evidence of book-entry form, as the case may be) and such cash so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”.

(b) Exchange Procedures.  Promptly after the Effective Time, the Exchange Agent shall send to each holder of record of a Certificate whose shares were, pursuant to Section 2.1, converted into the right to receive Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions to which ev3 and FoxHollow shall reasonably agree), and (ii) instructions to effect the surrender of the Certificates in exchange for the Merger Consideration. (x) Each former stockholder of FoxHollow who properly and duly made a Cash Election, Stock Election or Mixed Election pursuant to Section 2.2, and did not revoke such election, shall be entitled to receive in exchange for such stockholder’s Cash Electing FoxHollow Shares, Stock Electing FoxHollow Shares or Mixed Consideration Electing Shares, as the case may be; and (y) each holder of Non-Electing FoxHollow Shares, upon surrender to the Exchange Agent of a Certificate or FoxHollow Book-Entry Shares, as applicable, representing such Non-Electing FoxHollow Shares together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the

Exchange Agent, shall be entitled to receive in exchange for such stockholder’s Non-Electing FoxHollow Shares, the following:

(i) (I) the number of whole shares of ev3 Common Stock, if any, into which such holder’s shares of FoxHollow Common Stock represented by such holder’s properly surrendered Certificates or FoxHollow Book-Entry Shares, as applicable, were converted in accordance with this Article II (after taking into account all shares of FoxHollow Common Stock to which an election or non-election of the same type were made), plus (II) any dividends or other distributions that such holder has the right to receive pursuant to Section 2.3(e), and such Certificates or FoxHollow Book-Entry Shares so surrendered shall be forthwith cancelled, and

(ii) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant Section 2.3(d)) equal to (I) the amount of cash (including the Mixed Election Per Share Cash Amount, the Per Share Cash Election Consideration, the Reduced Per Share Cash Election Amount or the Stock Election Per Share Cash Amount, as applicable, and cash in lieu of fractional interests in shares of ev3 Common Stock to be paid pursuant to Section 2.5), if any, into which such holder’s shares of FoxHollow Common Stock represented by such holder’s properly surrendered Certificates or FoxHollow Book-Entry Shares, as applicable, were converted in accordance with this Article II, plus (II) any dividends or other distributions that such holder has the right to receive pursuant to Section 2.3(e).

Until surrendered as contemplated by Section 2.2 or this Section 2.3, each Certificate or FoxHollow Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II and cash, if any, in lieu of any fractional share in accordance with Section 2.5. No interest will be paid or will accrue on any cash payable to holders of Certificates or FoxHollow Book-Entry Shares under the provisions of this Article II.

(c) Transfers.  In the event that a transfer of ownership of shares of FoxHollow Common Stock is not registered in the stock transfer books or ledger of FoxHollow, or if any certificate for the Merger Consideration is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition to the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such exchange shall have paid to the Exchange Agent any transfer or other taxes required as a result of the issuance of a certificate for ev3 Common Stock in any name other than that of the registered holder of such shares of FoxHollow Common Stock, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

(d) Tax Withholding.  Each of the Exchange Agent, the Surviving Corporation and ev3 shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any holder of shares of FoxHollow Common Stock, and from any cash dividends or other distributions that the holder is entitled to receive under Section 2.3(e), such amounts as the Exchange Agent, the Surviving Corporation or ev3 is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of United States (“U.S.”) federal, state or local tax law or any other non-U.S. tax law or any other applicable legal requirement. To the extent that amounts are so withheld by the Exchange Agent, the Surviving Corporation or ev3, such amounts withheld from the Merger Consideration and other such amounts payable under Section 2.3(e) shall be treated for all purposes of this Agreement as having been received by the holder of the shares of FoxHollow Common Stock in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Corporation or ev3.

(e) Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to ev3 Common Stock with a record date on or after the Effective Time, or that are payable to the holders of record thereof who become such on or after the Effective Time, shall be paid to the holder of any unsurrendered Certificate or FoxHollow Book-Entry Share until those Certificates or FoxHollow Book-Entry Shares are surrendered as provided in this Article II. All such dividends, other distributions and cash in lieu of fractional shares of ev3 Common Stock which are to be paid in respect of the shares of ev3 Common Stock to be received upon surrender of the Certificate or FoxHollow Book-Entry Shares shall be paid by ev3 to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or FoxHollow Book-Entry Shares in accordance with this Article II. Subject to the effect of applicable escheat or similar Applicable Laws and Applicable Laws with respect to the withholding of taxes, following surrender of any such Certificate or FoxHollow Book-Entry Shares there shall be paid to the holder of the ev3 Certificate or FoxHollow Book-Entry Shares representing whole shares of ev3 Common Stock issued in exchange therefor, without interest (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of ev3 Common Stock and the amount of any cash payable in lieu of a fractional share of ev3 Common Stock to which such holder is entitled pursuant to Section 2.5 and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of ev3 Common Stock. ev3 shall make available to the Exchange Agent sufficient cash for the purpose of satisfying its obligations under clause (i) above.

(f) No Further Ownership Rights in FoxHollow Common Stock.  The Merger Consideration delivered upon the surrender for exchange of shares of FoxHollow Common Stock in accordance with the terms of this Article II (including distributions and dividends paid pursuant to Section 2.3(e) and any cash paid in lieu of fractional shares pursuant to Section 2.5) shall be deemed payment in full satisfaction of all rights pertaining to such shares of FoxHollow Common Stock, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been authorized or made by FoxHollow on such shares of FoxHollow Common Stock which remain unpaid at the Effective Time, and after the Effective Time there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the shares of FoxHollow Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, except as otherwise provided by Applicable Law.

(g) Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or FoxHollow Book Entry Shares for one year after the Effective Time shall be delivered to ev3 upon demand, and any holders of the Certificates or FoxHollow Book Entry Shares who have not theretofore complied with this Article II shall thereafter look only to ev3 for payment of their claim for Merger Consideration, any cash in lieu of fractional shares of ev3 Common Stock and any dividends or distributions with respect to ev3 Common Stock.

(h) No Liability.  None of FoxHollow, ev3, Merger Co., the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of ev3 Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to such date on which any Merger Consideration, any cash payable to the holder of such Certificate or FoxHollow Book-Entry Shares pursuant to this Article II or any dividends or distributions payable to the holder of such Certificate or FoxHollow Book-Entry Shares would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration or cash, dividends or distributions in respect of such Certificate or FoxHollow Book-Entry Shares shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, and any holders of the Certificates or FoxHollow Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to ev3 for payment of their claim for Merger Consideration, any cash in lieu of fractional shares of ev3 Common Stock and any dividends or distributions with respect to ev3 Common Stock.

(i) Investment of Exchange Fund.  The Exchange Agent shall invest all cash included in the Exchange Fund, as directed by ev3. Any interest and other income resulting from such investments shall be paid to ev3.

(j) Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration, any cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.5 and any dividends or other distributions as may be required pursuant to this Article II in respect of the shares of FoxHollow Common Stock represented by such lost, stolen or destroyed Certificates; provided, however, that ev3 may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against ev3 or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.4 Options and Other FoxHollow Stock Awards.

(a) (x) Options to purchase shares of FoxHollow Common Stock (each, a “FoxHollow Option”) held by any employee, consultant, independent contractor or director and (y) other awards based on FoxHollow Common Stock (collectively with the FoxHollow Options, the “FoxHollow Stock Awards”) held by any employee, consultant, independent contractor or director which are outstanding immediately prior to the Effective Time shall be converted into and become, respectively, (x) options to purchase shares of ev3 Common Stock (each, a “Converted Option”) and, (y) with respect to all other FoxHollow Stock Awards, awards based on shares of ev3 Common Stock (the “Converted Stock Awards” and, together with the Converted Options, the “Converted Equity Awards”), in each case, on terms substantially identical to those in effect immediately prior to the Effective Time under the terms of the stock incentive plan or other related agreement or award pursuant to which such FoxHollow Stock Award was granted; provided, however, that from and after the Effective Time:

(i) each such Converted Option may be exercised solely to purchase shares of ev3 Common Stock;

(ii) the number of shares of ev3 Common Stock issuable upon exercise of such Converted Option shall be equal to the product of (x) the number of shares of FoxHollow Common Stock that were issuable upon exercise under the corresponding FoxHollow Option immediately prior to the Effective Time, and (y) the Stock Award Exchange Ratio (as defined below), rounded down to the nearest whole share;

(iii) the per share exercise price under such Converted Option shall be determined by dividing (x) the per share exercise price of the corresponding FoxHollow Option immediately prior to the Effective Time by (y) the Stock Award Exchange Ratio, rounded up to the nearest whole cent; and

(iv) the number of shares of ev3 Common Stock subject to such Converted Stock Awards shall be equal to the product of (x) the number of the shares of FoxHollow Common Stock subject to the corresponding FoxHollow Stock Award immediately prior to the Effective Time, and (y) the Stock Award Exchange Ratio, rounded down to the nearest whole share.

For purposes of this Agreement, the “Stock Award Exchange Ratio” shall be equal to the quotient obtained by dividing (x) an amount equal to (A) $2.75, plus (B) the product of 1.45 and the average of the closing prices for a share of ev3 Common Stock on the Nasdaq Global Select Market for the ten (10) consecutive trading day period ending on (and including) the second trading day prior to the day on which the Effective Time occurs (the “Applicable ev3 Stock Price”) by (y) the Applicable ev3 Stock Price.

(b) It is the intent of the parties that to the extent permitted by Applicable Laws and regulations, all Converted Options that prior to the Effective Time were treated as incentive or non-qualified stock options under the Code shall from and after the Effective Time continue to be treated as incentive or non-qualified stock options, respectively, under the Code, and that the assumption of all FoxHollow Stock Options hereunder shall be done in a manner that complies with Treas. Reg. Section 1.424-1. As soon as administratively practicable after the Closing Date, ev3 shall issue to each individual who is a holder of a Converted Equity Award a document evidencing the foregoing assumption of such award by ev3.

2.5 No Fractional Shares.  No certificates representing less than one share of ev3 Common Stock shall be issued in exchange for shares of FoxHollow Common Stock upon the surrender for exchange of a Certificate or FoxHollow Book-Entry Shares. In lieu of any such fractional share, each holder of shares of FoxHollow Common Stock who would otherwise have been entitled to a fraction of a share of ev3 Common Stock upon surrender of Certificates or FoxHollow Book-Entry Shares for exchange (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in

Section 2.3(j)) shall be paid upon such surrender (and after taking into account and aggregating shares of FoxHollow Common Stock represented by all Certificates and FoxHollow Book-Entry Shares surrendered by such holder) cash (without interest) in an amount equal to the product obtained by multiplying (a) the fractional share interest to which such holder (after taking into account and aggregating all shares of FoxHollow Common Stock represented by all Certificates and FoxHollow Book-Entry Shares surrendered by such holder) would otherwise be entitled by (b) the Applicable ev3 Stock Price, rounded down to the nearest whole cent.

2.6 Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, shares of FoxHollow Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a holder of such shares of FoxHollow Common Stock who properly exercises appraisal rights with respect thereto in accordance with Section 262 of DGCL (such shares, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration, and the holder of such Dissenting Shares will be entitled only to receive payment of the appraised value of such shares of FoxHollow Common Stock in accordance with the provisions of such Section 262 unless and until such holder fails to perfect or effectively withdraws or loses such holder’s right to appraisal and payment under the DGCL. For purposes of the calculations in Section 2.1(b), all Non-Electing FoxHollow Shares and shares of FoxHollow Common Stock that constitute Dissenting Shares immediately prior to the Effective Time shall be deemed to be Mixed Consideration Electing Shares. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of FoxHollow Common Stock will thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration payable or issuable in respect of Mixed Consideration Electing Shares as set forth in Section 2.1(b), without any interest thereon. FoxHollow shall give prompt notice to ev3 of any demands received by FoxHollow for appraisals of shares of FoxHollow Common Stock. ev3 shall have the right to control, and FoxHollow shall have the right to participate in, all negotiations and proceedings with respect to demands for appraisal under the DGCL. FoxHollow shall not, except with the prior written consent of ev3 (which shall not be unreasonably conditioned, withheld or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

2.7 Adjustments.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of ev3 or FoxHollow shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other items similarly dependent on the outstanding shares of capital stock of ev3 or FoxHollow, as the case may be, shall be equitably adjusted; provided, however, that nothing contained herein shall be deemed to permit any action that ev3 is otherwise prohibited from taking pursuant to this Agreement.

ARTICLE III.

Representations and Warranties

3.1 Representations and Warranties of FoxHollow.  Except (x) with respect to any subsection of this Section 3.1, as set forth in the correspondingly identified subsection of the disclosure schedule delivered by FoxHollow to ev3 concurrently herewith (the “FoxHollow Disclosure Schedule”) (it being understood by the parties that the information disclosed in one subsection of the FoxHollow Disclosure Schedule shall be deemed to be included in each other subsection of the FoxHollow Disclosure Schedule in which the relevance of such information thereto would be readily apparent on the face thereof) or (y) as disclosed in the FoxHollow SEC Documents (as defined below) filed with the SEC prior to the date hereof (other than any “risk factors,” management’s discussion and analysis, or other forward-looking statements included therein), FoxHollow represents and warrants to ev3 as follows:

(a) Organization, Standing and Power.  FoxHollow is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such other jurisdictions where the failure so to qualify and be in such standing would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on FoxHollow. The Certificate of Incorporation and By-laws of FoxHollow, copies of which were previously made available to ev3, are true, complete and correct copies of such documents as in effect on the date of this Agreement. As used in this Agreement:

(i) the word “Subsidiary” when used with respect to any party, means any corporation or other organization, whether incorporated or unincorporated, (x) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership), or (y) at least a majority of the securities or other interests of which, that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries;

(ii) a “Significant Subsidiary” means any Subsidiary of FoxHollow or ev3, as the case may be, that would constitute a Significant Subsidiary of such party within the meaning of Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the “SEC”);

(iii) any reference to any event, change or effect being “material” with respect to any entity means an event, change or effect which is material in relation to the financial condition, properties, assets, liabilities, businesses or results of operations of such entity and its Subsidiaries taken as a whole; and

(iv) the term “material adverse effect” means, with respect to any entity, any occurrence, condition, change, event or development, or series of any of the foregoing that, individually or in the aggregate, is or is reasonably likely to (A) be materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity taken as a whole with its Subsidiaries or (B) materially impair, prevent or delay the ability of such entity to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder; provided that, for purposes of paragraph (iii) above and clause (A) of this paragraph (iv), the following shall not be deemed “material” or to have a “material adverse effect”: any change or event caused by or resulting from (1) changes in prevailing economic or financial market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent that those changes have a materially disproportionate effect on such entity and its Subsidiaries relative to the other party and its Subsidiaries), (2) changes or events, after the date hereof, affecting the industries in which such entity operates generally (except to the extent those changes or events have a materially disproportionate effect on such entity and its Subsidiaries relative to the other party and its Subsidiaries), (3) changes, after the date hereof, in generally accepted accounting principles or requirements applicable to such entity and its Subsidiaries (except to the extent those changes have a materially disproportionate effect on such entity and its Subsidiaries relative to the other party and its Subsidiaries), (4) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (as defined in Section 3.1(c)(iii)) (except to the extent those changes have a materially disproportionate effect on such entity and its Subsidiaries relative to the other party and its Subsidiaries), (5) the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby or the announcement or pendency thereof, (6) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located or (7) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself, provided, however, that this exclusion shall not include any underlying cause of such failures; and provided, further, that in no event shall a change in the trading prices of a party’s capital stock, by itself, be considered material or constitute a material adverse effect.

(b) Capital Structure.

(i) The authorized capital stock of FoxHollow consists of 50,000,000 shares of FoxHollow Common Stock, and 5,000,000 preferred shares, par value $0.001 per share (the “FoxHollow Preferred Stock”). As of the close of business on July 18, 2007, (A) 29,658,753 shares of FoxHollow Common Stock were issued and outstanding, (B) no shares of FoxHollow Common Stock were held by FoxHollow in its treasury, (C) no shares of FoxHollow Common Stock were held by FoxHollow’s Subsidiaries, (D) no shares of FoxHollow Common Stock remain reserved for issuance pursuant to FoxHollow Stock Awards outstanding on such date (other than 33,531 shares of unvested restricted stock, 179,375 shares to be issued upon the vesting of restricted stock units and FoxHollow Options outstanding on such date as set forth in clause (E) of this paragraph) and (E) 3,794,123 shares of FoxHollow Common Stock were subject to outstanding and unexercised FoxHollow Options with a weighted average exercise price of $24.72 per share. As of the date hereof, no shares of FoxHollow Preferred Stock are issued and outstanding or reserved for issuance and no shares of FoxHollow Preferred Stock are held by FoxHollow in its treasury. All outstanding shares of FoxHollow Common Stock have been duly authorized and validly issued and are fully paid and, except as set forth in the DGCL, non-assessable and are not subject to preemptive rights.

(ii) No outstanding warrants to purchase shares of FoxHollow Common Stock or FoxHollow Preferred Stock are issued or outstanding.

(iii) No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders may vote (“Voting Debt”) of FoxHollow are issued or outstanding.

(iv) Except for (A) this Agreement, (B) outstanding FoxHollow Stock Awards specified in paragraph (i) above, (C) options granted pursuant to the FoxHollow ESPP and (D) agreements entered into and securities and other instruments issued after the date of this Agreement as permitted by Section 4.1, there are no options, warrants, calls, rights, commitments or agreements of any character to which FoxHollow or any Subsidiary of FoxHollow is a party or by which it or any such Subsidiary is bound obligating FoxHollow or any Subsidiary of FoxHollow to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of FoxHollow or of any Subsidiary of FoxHollow or obligating FoxHollow or any Subsidiary of FoxHollow to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Except in accordance with the terms of FoxHollow Stock Awards, there are no outstanding contractual obligations of FoxHollow or any of its Subsidiaries (x) to repurchase, redeem or otherwise acquire any shares of capital stock of FoxHollow or any of its Subsidiaries, or (y) pursuant to which FoxHollow or any of its Subsidiaries is or could be required to register shares of FoxHollow Common Stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”), except any such contractual obligations entered into after the date hereof as permitted by Section 4.1.

(v) Since July 18, 2007, except as permitted by Section 4.1, FoxHollow has not (A) issued or permitted to be issued any shares of capital stock, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock of FoxHollow or any of its Subsidiaries, other than pursuant to and as required by the terms of FoxHollow Stock Awards granted prior to the date hereof (or awards granted after the date hereof in compliance with Sections 4.1(c) and 4.1(k)); (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more FoxHollow Subsidiaries, any shares of capital stock of FoxHollow or any of its Subsidiaries other than pursuant to the terms of FoxHollow Stock Awards; or (C) declared, set aside, made or paid to the stockholders of FoxHollow dividends or other distributions on the outstanding shares of capital stock of FoxHollow.

(vi) Prior to the Effective Time, FoxHollow shall take all necessary and appropriate actions so that all outstanding purchase rights under FoxHollow’s 2004 Employee Stock Purchase Plan (the “FoxHollow ESPP”) shall automatically be exercised, in accordance with the terms of the FoxHollow ESPP, immediately prior to the Effective Time. Prior to the Effective Time, FoxHollow shall take all necessary and appropriate actions so that the FoxHollow ESPP shall terminate with such purchase, and no further purchase rights shall be granted under the FoxHollow ESPP thereafter. Effective as of the date hereof, the FoxHollow ESPP administrator shall take all necessary action to disallow any new plan participants from enrolling in the FoxHollow ESPP and any increases in the number of payroll deductions or payroll deduction rate that may be made by FoxHollow ESPP participants from the date hereof through the Effective Time.

(c) Authority.

(i) FoxHollow has all requisite corporate power and authority to enter into this Agreement and, subject in the case of the consummation of the Merger to the adoption of this Agreement by the Required FoxHollow Stockholder Vote, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of FoxHollow, subject in the case of the consummation of the Merger to the Required FoxHollow Stockholder Vote. This Agreement has been duly executed and delivered by FoxHollow and, assuming due authorization, execution and delivery by ev3 and Merger Co., constitutes a valid and binding obligation of FoxHollow, enforceable against FoxHollow in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of termination, cancellation, modification or acceleration, loss or creation, a “Violation”) pursuant to, any provision of the Certificate of Incorporation or By-laws of FoxHollow or any Subsidiary of FoxHollow, or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, FoxHollow Benefit Plan (as defined in Section 3.1(i)) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to FoxHollow or any Subsidiary of FoxHollow or their respective properties or assets, which Violation, in the case of clause (B), individually or in the aggregate, would reasonably be expected to have a material adverse effect on FoxHollow.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required by or with respect to FoxHollow or any Subsidiary of FoxHollow in connection with the execution and delivery of this Agreement by FoxHollow or the consummation by FoxHollow of the transactions contemplated hereby, the failure to make or obtain which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on FoxHollow, except for (A) the filing with the SEC of the Information/Proxy Statement-Prospectus and such other reports under the Securities Act and the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) notices or filings under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other Requisite Regulatory Approvals, (D) actions required by applicable U.S. Food and Drug Administration (the “FDA”), Medicare/Medicaid, federal and state insurance and other federal and state Governmental Entities with jurisdiction over the provision of health care items or services, durable medical equipment, insurance and risk sharing arrangements and products and services, third-party administrator approvals, in each case, to the extent applicable (the “Healthcare Regulatory Approvals”), and (E) such filings with and approvals of The Nasdaq Stock Market, Inc. (“Nasdaq”) as may be required.

(d) SEC Documents; Undisclosed Liabilities; Internal Controls.

(i) FoxHollow has filed, or furnished, as applicable, all required reports, schedules, registration statements and other documents with the SEC since December 31, 2004 (the “FoxHollow SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the FoxHollow SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such FoxHollow SEC Documents, and none of the FoxHollow SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of FoxHollow included in the FoxHollow SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of FoxHollow and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown. There are no outstanding comments from the Staff of the SEC with respect to any of the FoxHollow SEC Documents.

(ii) Except for (A) those liabilities that are fully reflected or reserved for in the consolidated financial statements of FoxHollow included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, as filed with the SEC prior to the date of this Agreement (the “FoxHollow Financial Statements”), (B) liabilities incurred since March 31, 2007 in the ordinary course of business consistent with past practice, (C) liabilities which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on FoxHollow, (D) liabilities incurred pursuant to the transactions contemplated by this Agreement, and (E) liabilities or obligations discharged or paid in full prior to the date of this Agreement in the ordinary course of business consistent with past practice, FoxHollow and its Subsidiaries do not have, and since March 31, 2007, FoxHollow and its Subsidiaries have not incurred (except as permitted by Section 4.1), any liabilities or obligations of any nature whatsoever (whether accrued, absolute, matured, determined, contingent or otherwise and whether or not required to be reflected in FoxHollow’s financial statements in accordance with generally accepted accounting principles).

(iii) FoxHollow and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. FoxHollow (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d- 15(e) of the Exchange Act) to ensure that material information required to be disclosed by FoxHollow in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to FoxHollow’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to FoxHollow’s auditors and the audit committee of FoxHollow’s board of directors (the “FoxHollow Board”) (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect FoxHollow’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in FoxHollow’s internal controls over financial reporting.

(e) Compliance with Applicable Laws.

(i) FoxHollow and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of FoxHollow and its Subsidiaries, taken as a whole (the “FoxHollow Permits”), and FoxHollow and its Subsidiaries are and have been in compliance with the terms of the FoxHollow Permits and all Applicable Laws and their own privacy policies, except where the failure so to hold or comply, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on FoxHollow. For purposes of this Agreement, “Applicable

Law” means, with respect to any Person, any U.S. federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to that Person. The businesses of FoxHollow and its Subsidiaries are not being and have not been conducted in violation of any law, ordinance or regulation of any Governmental Entity (including the Sarbanes-Oxley Act of 2002), except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on FoxHollow.

(ii) To the extent any product produced, manufactured, marketed or distributed at any time by FoxHollow or any of its Subsidiaries (“FoxHollow Product”) is being marketed in the United States or internationally, FoxHollow has obtained all necessary approvals, certifications, authorizations, clearances, and permits of the FDA and any other Governmental Entity (“FoxHollow Licenses”), and is in compliance with the United States Food, Drug and Cosmetic Act, as amended (the “FDCA”) and comparable state laws, and with other Applicable Laws relating to the clinical study, approval/clearance, manufacturing, labeling, marketing and selling of medical devices except where the failure so to comply, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on FoxHollow. Any modifications to any FoxHollow Product marketed by FoxHollow have been made in accordance with Applicable Laws. All manufacturing facilities producing FoxHollow Products are in compliance in all material respects with the FDA’s Quality System Regulation requirements at 21 C.F.R. Part 820 as applicable. There have been no recalls, field notifications or seizures ordered or adverse regulatory actions taken or threatened by the FDA or any other Governmental Entity with respect to any of the FoxHollow Products, including any facilities where any FoxHollow Products are produced, processed, packaged or stored. Neither the FDA nor any other Governmental Entity has served any notice, warning letter, regulatory letter, or any other similar communication stating that FoxHollow was or is or may be in violation of any law, regulation, rule, ordinance, clearance, approval, exemption, or guidance. FoxHollow has no knowledge of any pending regulatory action (other than non-material routine or periodic inspections or reviews) against FoxHollow by the FDA or any other Governmental Entity. All filings with and submissions to the FDA and any other Governmental Entity made by FoxHollow with regard to the FoxHollow Products were true, accurate and complete as of the date made, and, to the extent required to be updated, as so updated remain true, accurate and complete as of the date hereof, and do not materially misstate any of the statements or information included therein, or omit to state a material fact necessary to make the statements therein not misleading. All Medical Device Reports for adverse events with respect to any FoxHollow Products required to be filed under the FDCA and FDA regulations have been filed. FoxHollow has been and is in compliance with all applicable advertising and promotional regulations promulgated in accordance with the FDCA, including but not limited to regulations relating to the unlawful promotion of medical devices for off-label uses.

(iii) All non-clinical laboratory studies of products sponsored by FoxHollow and intended to be used to support regulatory clearance or approval, have been and are being conducted in compliance in all material respects with the FDA’s Good Laboratory Practice for Non-Clinical Studies regulations (21 CFR Part 58) in the U.S. and, to the extent applicable to FoxHollow, counterpart regulations in the European Union and all other countries. All clinical studies of products sponsored by FoxHollow and intended to be used to support regulatory clearance or approval, have been and are being conducted in compliance in all material respects with the FDA’s Good Clinical Practice regulations, (collectively 21 CFR Parts 11, 50, 54, 56, 812 and 814) in the U.S. and, to the extent applicable to FoxHollow, counterpart regulations in the European Union and all other countries. FoxHollow has conducted all of its clinical trials with reasonable care and in all material respects in accordance with all Applicable Laws and the stated protocols for such clinical trials. FoxHollow is in compliance in all material respects with all applicable reporting requirements for all FoxHollow Licenses or plant registrations including, but not limited to, applicable adverse event reporting requirements in the United States and outside of the U.S. under Applicable Law. The Disclosure Schedule sets forth a list of all FoxHollow Licenses.

(iv) FoxHollow and each of its Subsidiaries are in compliance with, to the extent applicable, (i) all rules and regulations of the Medicare and Medicaid programs, including any guidance interpreting such rules and regulations, and any other federal health care program; (ii) all federal laws, rules, regulations and applicable guidance relating to health care fraud and abuse, including, without limitation: (A) the Anti-Kickback Law, 42 U.S.C. § 1320a-7b, 42 C.F.R. § 1001.952, (B) the federal false coding statute, 42 U.S.C. § 1320a-7a, (C) the federal physician self-referral prohibition, 42 U.S.C. § 1395nn, 42 C.F.R. § 411.351 et seq., and (D) the False Claims Act, 31 U.S.C. § 3729 et seq.; (iii) any and all state laws relating to health care fraud and abuse; (iv) state laws relating to Medicaid or any other state health care or health insurance programs; (v) federal or state laws relating to billing or claims for reimbursement submitted to any third-party payor; (vi) any other federal or state laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services, or the billing for or claims for reimbursement for such items or services provided to a beneficiary of any state, federal or other governmental health care or health insurance program or any private payor; and (vii) any and all state laws relating to insurance and risk sharing products, services and arrangements and the like, except where any failure to be in compliance with any of the foregoing matters described above in clauses (i) through (vii) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on FoxHollow. No third-party payment program has imposed a fine, penalty or other sanction on FoxHollow or its Subsidiaries and none of FoxHollow or its Subsidiaries has been excluded or suspended from participation in any such program, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on FoxHollow.

(v) There is no pending, nor to the knowledge of FoxHollow, threatened, proceeding, informational inquiry or investigation under Medicare, Medicaid or any other government-sponsored health care program (collectively, “Government Programs”) involving FoxHollow, nor is FoxHollow aware of any pending, or to the knowledge of FoxHollow, threatened, proceeding, informational inquiry or investigation under any private third party health care insurance program (collectively, “Private Insurance Programs”) involving FoxHollow. FoxHollow’s sales and marketing practices are, and have been, in compliance in all material respects with all Applicable Laws and all policies of applicable Private Insurance Programs and Government Programs. To FoxHollow’s knowledge, FoxHollow has not arranged with or contracted with (by employment or otherwise) any person who is excluded from participation in any Government Program for the provision of items or services for which payment may be made under any such Government Program. None of the officers, directors, agents or managing employees (as such term is defined in 42 U.S.C. Section 1320a-5(b)) of FoxHollow has been excluded from any Government Program or been subject to sanction pursuant to 42 U.S.C. Section 1320a-7a or 1320a-8 or been convicted of a crime described at 42 U.S.C. Section 1320a-7b. Neither FoxHollow, any director, officer or employee of FoxHollow, nor any agent acting on behalf of or for the benefit of any of FoxHollow, has directly or indirectly in connection with FoxHollow: (i) offered or paid any remuneration, in cash or in kind, to or made any financial arrangements with, any past, present or potential customers, past or present suppliers, patients, contractors or employees of private third party payors or Government Programs in order to obtain business or payments from such persons other than in the ordinary course of business; (ii) given or agreed to give, any gift or gratuitous payment of any kind, nature or description (whether in money, property or services) to any customer or potential customer, supplier or potential supplier, contractor, private third party payor or any other person other than in connection with promotional or entertainment activities in the ordinary course of business and in compliance with FoxHollow’s compliance program; (iii) made any false entries on any of FoxHollow’s books or records for any purpose prohibited by Applicable Law; or (iv) made any representations to customers (physicians, hospitals, clinics, managed care organizations and other health care providers and third party payors) regarding appropriate reimbursement coverage and/or codes which resulted in a submission by such customer to any federal, state or private third party payor for the products sold by FoxHollow, whether orally or in writing, that were not true, accurate and complete as of the date hereof and that did not and do not materially misstate or misapply any of the reimbursement coverage and/or codes of either Government Programs and/or Private Insurance Programs that have provided reimbursement for any FoxHollow Product. Neither FoxHollow, nor any director, officer or employee of FoxHollow, is a party to any contract to provide services, lease space or lease equipment to FoxHollow with any physician, health care facility, hospital or other person who is in a position to make or influence referrals to FoxHollow where such contract or provision of services or space is prohibited by Applicable Law, nor has FoxHollow or any director, officer or employee of FoxHollow provided any remuneration, in cash or in kind, to any health care provider who is in a position to make or influence the referral of patients to a physician who uses any FoxHollow Product where such remuneration is prohibited by Applicable Law.

(vi) Since January 1, 2005, FoxHollow and its Subsidiaries have complied with the Workers Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”) and all similar state, local and foreign Applicable Laws. All liabilities and obligations relating to the employment, termination or employee benefits of any former employees previously terminated by FoxHollow or any of its Subsidiaries, including notice, termination pay, severance pay or other amounts in connection with the WARN Act and all similar state, local, or foreign Applicable Laws or agreements, have been paid. No terminations of any such employees prior to Closing shall result in unsatisfied liability or obligation under the WARN Act or similar state, local and foreign Applicable Laws.

(f) Legal Proceedings.  There is no claim, suit, action, litigation, arbitration, investigation or other demand or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of FoxHollow, threatened, against or affecting FoxHollow or any Subsidiary of FoxHollow as to which there is a significant possibility of an adverse outcome which would, individually or in the aggregate, have a material adverse effect on FoxHollow, nor is there any judgment, decree, injunction, rule, award, settlement, stipulation or order of or subject to any Governmental Entity or arbitrator outstanding against FoxHollow or any Subsidiary of FoxHollow having or which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on FoxHollow. To the knowledge of FoxHollow, no investigation by any Governmental Entity with respect to FoxHollow or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on FoxHollow.

(g) Taxes.  FoxHollow and each of its Subsidiaries have filed all material tax returns required to be filed by any of them and have paid (or FoxHollow has paid on their behalf) all taxes shown as due on such returns, and the most recent financial statements contained in the FoxHollow SEC Documents reflect an adequate reserve, in accordance with generally accepted accounting principles, for all taxes payable by FoxHollow and its Subsidiaries accrued through the date of such financial statements. No material deficiencies or other claims for any taxes have been proposed, asserted or assessed against FoxHollow or any of its Subsidiaries that are not adequately reserved for. For the purpose of this Agreement, the term “tax” (including, with correlative meaning, the terms “taxes” and “taxable”) shall mean (i) all Federal, state, local and foreign income, alternative or add-on minimum, estimated, profits, windfall profits, franchise, business occupation, gross receipts, payroll, sales, value added, employment, unemployment, wage, workers compensation, social insurance, social security, disability, use, property, ad valorem, severance, environmental, transfer, stamp, occupation, withholding, excise, occupancy, lease, service, service use, license, capital stock, paid in capital, recording, registration, business license, customs duties, and other taxes, imposts, fees, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, (ii) liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group, and (iii) liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (i) or (ii). Neither FoxHollow nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(h) Certain Agreements.  Except as disclosed in or filed as exhibits to the FoxHollow SEC Documents filed prior to the date of this Agreement and except for this Agreement, neither FoxHollow nor any of its Subsidiaries is bound by any contract, arrangement, commitment or understanding (i) with respect to the service of any directors, officers, employees, or independent contractors or consultants that are natural persons, involving the payment of $250,000 or more in any 12 month period, other than those that are terminable by FoxHollow or any of its Subsidiaries on no more than 90 days notice without penalty, (ii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) which limits the ability of FoxHollow or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or which requires referrals of business to a third party and, in each case, which limitation or requirement would reasonably be expected to be material to FoxHollow and its Subsidiaries taken as a whole, (iv) with or to a labor union, works council or guild (including any collective bargaining agreement or similar agreement), (v) which licenses any Intellectual Property to or from a third party, other than non-exclusive licenses and related agreements with respect thereto of current FoxHollow Products to end-users (in each case, pursuant to written agreements that have been entered into in the ordinary course of business that do not materially differ in substance from FoxHollow’s standard form(s) (as such form(s) existed at the time of such licenses or agreements), (vi) pursuant to which any agent, sales representative, distributor or other third party markets or sells any FoxHollow Product, (vii) which involves the payment of $1,000,000 or more in any 12 month period after the date hereof, or (viii) which would prevent, delay or impede the consummation, or otherwise reduce the contemplated benefits, of any of the transactions contemplated by this Agreement. FoxHollow has previously made available to ev3 or its representatives complete and accurate copies of each contract, arrangement, commitment or understanding of the type described in this Section 3.1(h) (collectively referred to herein as “FoxHollow Contracts”). All of the FoxHollow Contracts are valid and in full force and effect, except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on FoxHollow. Neither FoxHollow nor any of its Subsidiaries has given or received a notice of cancellation or termination under any FoxHollow Contract, or has, or is alleged to have, and to the knowledge of FoxHollow, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of, any FoxHollow Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on FoxHollow.

(i) Benefit Plans.

(i) Section 3.1(i) of the FoxHollow Disclosure Schedule sets forth a true and complete list of each material FoxHollow Benefit Plan. A “FoxHollow Benefit Plan” is any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and whether or not subject to ERISA, any material employment, termination or severance agreement, and any material bonus, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, equity-based, vacation, severance, retention, change in control, profit sharing, retirement, welfare, disability, death benefit, hospitalization or insurance plan, and any other material plan, agreement, or program providing compensation or benefits to any current or former employee, director or independent contractor of FoxHollow or any Subsidiary of FoxHollow or any other entity required to be aggregated with FoxHollow under Section 414 of the Code, or any trade or business, whether or not incorporated that together with FoxHollow would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate” ) maintained, contributed to, or required to be contributed to by FoxHollow, any Subsidiary or any ERISA Affiliate or that FoxHollow, any Subsidiary or any ERISA Affiliate has committed to establish, adopt or contribute to, or under which FoxHollow, any Subsidiary or any ERISA Affiliate otherwise has or may have any liability. A “material” FoxHollow Benefit Plan does not include a FoxHollow Benefit Plan sponsored, maintained or contributed to by a non-U.S. Subsidiary of FoxHollow that (A) covers less than 25 employees and (B) would not reasonably be expected to have a material adverse effect on FoxHollow

(ii) No FoxHollow Benefit Plan is a multiemployer plan within the meaning of ERISA Section 3(37)).

(iii) No FoxHollow Benefit Plan is a “defined benefit pension plan” within the meaning of Code Section 414(j) or subject to Title IV of ERISA; no FoxHollow Benefit Plan is subject to the minimum funding standards of Code Section 412 and/or ERISA Section 302; and neither FoxHollow nor any Subsidiary has any liability to the Pension Benefit Guaranty Corporation (“PBGC”) or any other person, arising directly or indirectly under Title IV of ERISA.

(iv) Each FoxHollow Benefit Plan has been maintained in material compliance with its terms and with all applicable laws, including, but not limited to ERISA and the Code and with respect to the FoxHollow Benefit Plans, individually and in the aggregate, no event has occurred and, to the knowledge of FoxHollow, there exists no condition or set of circumstances in connection with which FoxHollow or any of its Subsidiaries could be subject to any liability that would reasonably be expected to have a material adverse effect on FoxHollow under ERISA, the Code or any other Applicable Law.

(v) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of FoxHollow, threatened against, or with respect to, any of the FoxHollow Benefit Plans.

(vi) All contributions required to be made to the FoxHollow Benefit Plans pursuant to their terms and Applicable Law have been timely made.

(vii) The execution and delivery by FoxHollow of this Agreement does not, and the consummation of the Merger and compliance with the terms hereof (whether alone or in combination with any other event) will not, (A) entitle any current or former employee or director or independent contractor of FoxHollow or any Subsidiary to severance pay, (B) except as expressly required by this Agreement (including Section 5.9), accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any FoxHollow Benefit Plan, (C) result in any breach or violation of, or a default under, any FoxHollow Benefit Plan, or (D) cause any amounts payable under any FoxHollow Benefit Plan (whether in cash, in property or in the form of benefits) to fail to be deductible for federal income tax purposes by virtue of Sections 162(m) or 280G of the Code.

(viii) None of FoxHollow, any ERISA Affiliate, or FoxHollow Benefit Plan has engaged in a transaction in connection with which FoxHollow, any Subsidiary or any ERISA Affiliate, or any such trust, or any trustee or administrator thereof, or any party dealing with any FoxHollow Benefit Plan or any such trust could be subject to either a civil penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a tax imposed pursuant to Sections 4975 or 4976 of the Code.

(ix) Each FoxHollow Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements during which to apply for such letter and to make any amendments necessary to obtain a favorable letter. FoxHollow and its Subsidiaries have not sponsored, maintained or contributed to or had any liability with respect to any qualified pension plan which, during the preceding two (2) years, has been terminated, including by way of merger with or into a FoxHollow Benefit Plan or another plan.

(x) FoxHollow and its Subsidiaries do not contribute to, have or could have any liability with respect to retiree welfare benefits for present or future terminated employees or their spouses or dependents other than as required by Part 6 of Subtitle B of Title I of ERISA (“COBRA”) or any comparable state Applicable Law.

(xi) No employer other than FoxHollow, a Subsidiary or an ERISA Affiliate is permitted to participate in any FoxHollow Benefit Plan and no leased employees (as defined in Code Section 414(n)) or independent contractors are eligible for, or participate in, any FoxHollow Benefit Plan.

(xii) Each FoxHollow Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A of the Code from the period beginning January 1, 2005 and with respect to any amounts that are “grandfathered” from the application of Section 409A, such plan has not been materially modified since October 3, 2004. There are no agreements in place that would entitle any participant in any such plan to reimbursement for any additional tax imposed by Section 409A of the Code. With respect to FoxHollow Options issued under FoxHollow’s 1997 Stock Plan prior to January 1, 2005 that vested after December 31, 2004, FoxHollow represents that a good-faith attempt was made to set the exercise price of such options at a price not less than the fair market value of the FoxHollow Common Stock that was subject to the FoxHollow Option at the date of grant of the option.

(xiii) No FoxHollow Benefit Plan is now, nor in the past seven years been, “top-heavy” pursuant to Code Section 416.

(xiv) FoxHollow has delivered or made available to ev3 true and complete copies of:

(A) all material FoxHollow Benefit Plan documents and related trust agreements or other agreements or contracts evidencing any funding vehicle with respect thereto;

(B) the three most recent annual reports on Form 5500, including all schedules, attachments and/or audits thereto, with respect to any FoxHollow Benefit Plan for which such a report (and/or audit) is required;

(C) the form of summary plan description, including any summary of material modifications thereto or other modifications communicated to participants, currently in effect with respect to each material FoxHollow Benefit Plan;

(D) the most recent determination letter with respect to each FoxHollow Benefit Plan intended to qualify under section 401(a) of the Code and the full and complete application therefore submitted to the Internal Revenue Service; and

(E) material correspondence with regulatory authorities (such as a copy of all documents relating to a voluntary correction submission with the Department of Labor or the Internal Revenue Service) with respect to each material FoxHollow Benefit Plan.

(j) Subsidiaries.  Section 3.1(j) of the FoxHollow Disclosure Schedule sets forth a true and complete list of all the Subsidiaries of FoxHollow which are Significant Subsidiaries. Each Subsidiary of FoxHollow is a corporation or other entity duly organized, validly existing and, in the case of corporations, in good standing under the laws of its jurisdiction of formation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on FoxHollow. All of the shares of capital stock of each of the Subsidiaries held by FoxHollow or by another FoxHollow Subsidiary are fully paid and nonassessable and are owned by FoxHollow or a Subsidiary of FoxHollow free and clear of any material Lien, except for FoxHollow Permitted Liens.

(k) Absence of Certain Changes or Events.  (i) Since December 31, 2006, except as permitted by Section 4.1 in the case of actions taken after the date hereof, there has not been any change, circumstance or event (including any event involving a prospective change) which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on FoxHollow, and (ii) since December 31, 2006 through the date hereof, FoxHollow and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices.

(l) Board Approval.  The FoxHollow Board, by resolutions duly adopted at a meeting duly called and held (the “FoxHollow Board Approval”), has (i) determined that this Agreement and the Merger are in the best interests of FoxHollow and its stockholders, (ii) adopted a resolution approving this Agreement and declaring its advisability pursuant to Section 251(b) of the DGCL, (iii) recommended (the “FoxHollow Board Recommendation”) that the stockholders of FoxHollow approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement (the “FoxHollow Stockholder Proposal”) and directed that the FoxHollow Stockholder Proposal be submitted for consideration by the FoxHollow stockholders at the FoxHollow Stockholders Meeting (as defined in Section 5.5(a)). To the knowledge of FoxHollow, except for Section 203 of the DGCL (which has been rendered inapplicable), no “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation is applicable to this Agreement, the Merger, or the other transactions contemplated hereby. No action by the FoxHollow Board, or any committee thereof, or any action by any other administrator of the FoxHollow stock incentive plan or other related agreement or award pursuant to which the FoxHollow Stock Awards were granted, is required to convert the FoxHollow Stock Awards pursuant to Section 2.4.

(m) Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of FoxHollow Common Stock to approve and adopt the FoxHollow Stockholder Proposal (the “Required

FoxHollow Stockholder Vote”) is the only vote of the holders of any class or series of FoxHollow capital stock necessary to approve and adopt the FoxHollow Stockholder Proposal.

(n) Properties.  Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on FoxHollow, and except as set forth in Section 3.1(n) of the FoxHollow Disclosure Schedule, FoxHollow or one of its Subsidiaries (i) has good and valid title to all the properties and assets reflected in the FoxHollow Financial Statements as being owned by FoxHollow or one of its Subsidiaries or acquired after the date thereof which are material to FoxHollow’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all claims, liens, charges, security interests, encumbrances or other adverse claims of any nature whatsoever (each, a “Lien”), except (A) statutory liens securing payments not yet due or liens which are being properly contested by FoxHollow or one of its Subsidiaries in good faith and by proper legal proceedings and for which adequate reserves related thereto are maintained on the FoxHollow Financial Statements, (B) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (C) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected in the FoxHollow Financial Statements (except such liens which have been satisfied or otherwise discharged in the ordinary course of business since the date of the FoxHollow SEC Documents), and (D) rights granted to any non-exclusive licensee of any FoxHollow Intellectual Property in the ordinary course of business consistent with past practices (such liens, imperfections and irregularities in clauses (A), (B), (C) and (D), “FoxHollow Permitted Liens”), and (ii) is the lessee of all leasehold estates reflected in the FoxHollow Financial Statements or acquired after the date thereof which are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to FoxHollow’s knowledge, the lessor.

(o) Intellectual Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect, (i) FoxHollow or its Subsidiaries own, free and clear of all Liens other than FoxHollow Permitted Liens, or have a valid license or right to use all Intellectual Property used in their business as currently conducted (the “FoxHollow Intellectual Property”), (ii) no judgment, decree, injunction, rule or order has been rendered by any Governmental Entity which would limit, cancel or question the validity of, or FoxHollow’s or its Subsidiaries’ rights in and to, any FoxHollow Intellectual Property, (iii) to the knowledge of FoxHollow, FoxHollow and its Subsidiaries do not infringe, misappropriate, dilute, or otherwise violate (“Infringe”) the valid Intellectual Property rights of any third party and the FoxHollow Intellectual Property is not being Infringed by any third party, (iv) no action, suit, arbitration, investigation or other proceeding (each, an “Action”) is pending or has been threatened against FoxHollow or any of its Subsidiaries alleging that the operation of FoxHollow’s business Infringes the Intellectual Property rights of any third party or challenging the validity, or seeking to restrict FoxHollow’s use, of any FoxHollow Intellectual Property, (v) to the knowledge of FoxHollow, none of the material FoxHollow Intellectual Property has expired or been abandoned and, to the knowledge of FoxHollow, all such material FoxHollow Intellectual Property is valid and enforceable and (vi) FoxHollow and its Subsidiaries have taken all reasonable actions to protect and maintain the confidentiality of any trade secrets and other confidential information included in the material FoxHollow Intellectual Property. “Intellectual Property” means all intellectual property, including, without limitation, all United States and foreign (u) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (v) proprietary inventions, discoveries, technology and know-how, (w) copyrights and copyrightable works, including proprietary rights in software programs, (x) trademarks, service marks, domain names, trade dress, trade names, corporate names, brand names, slogans, logos and other source indicators, and the goodwill of any business symbolized thereby, (y) rights of publicity, and (z) trade secrets, and confidential or proprietary business information.

(p) Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on FoxHollow, (i) FoxHollow and its Subsidiaries hold, and are currently, and at all prior times have been, in continuous compliance with all permits, licenses, registrations and other governmental authorizations required under all applicable foreign, federal, state and local statutes, rules, regulations, ordinances, orders or decrees relating to contamination, pollution, natural resources, the environment, worker safety or the exposure of any person to Hazardous Materials (as defined below) (“Environmental Laws”) for FoxHollow to conduct its operations (“Environmental Permits”), and are currently, and at all prior times have been, otherwise in continuous compliance with all applicable Environmental Laws and, to the knowledge of FoxHollow, there is no condition that would reasonably be expected to prevent or interfere with compliance with all applicable Environmental Laws and all applicable Environmental Permits in the future, (ii) FoxHollow and its Subsidiaries have not received any written notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging any violation of, or any actual or potential liability under, any Environmental Laws (an “Environmental Claim”), and FoxHollow has no knowledge of any pending or threatened Environmental Claim, (iii) no hazardous, dangerous or toxic substance, including without limitation, petroleum (including without limitation crude oil or any fraction thereof), asbestos and asbestos-containing materials, polychlorinated biphenyls, radon, fungus, mold, urea-formaldehyde insulation or any other material that is regulated pursuant to any Environmental Laws or that could result in liability under any Environmental Laws (“Hazardous Materials” has been generated, transported, treated, stored, installed, disposed of, arranged to be disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by FoxHollow or its Subsidiaries, in violation of, or in a manner or to a location that could give rise to liability to FoxHollow or its Subsidiaries under Environmental Laws, and (iv) FoxHollow and its Subsidiaries have not assumed, contractually or by operation of law, any liabilities or obligations under or relating to any Environmental Laws.

(q) Labor and Employment Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on FoxHollow, (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of FoxHollow, threatened against FoxHollow or any of its Subsidiaries, (ii) no union, works council or other labor organization represents, or claims to represent, any group of employees with respect to their employment by FoxHollow or any of its Subsidiaries and no union organizing campaign with respect to the employees of FoxHollow or its Subsidiaries is threatened or underway, (iii) there is no unfair labor practice charge or complaint against FoxHollow or its Subsidiaries pending or, to the knowledge of FoxHollow, threatened before the National Labor Relations Board or any similar state or foreign agency, (iv) there is no grievance pending relating to any collective bargaining agreement or other grievance procedure, (v) no charges with respect to or relating to FoxHollow or its Subsidiaries are pending before the Equal Employment Opportunity Commission or any other state or foreign agency responsible for the prevention of unlawful employment practices and (vi) no employee of FoxHollow or its Subsidiaries is in violation of (and to the knowledge of FoxHollow no written allegation has been made that any employee is in violation of) any term of any restrictive covenant, common law nondisclosure obligation, fiduciary duty, or other obligation to a former employer of any such employee relating (A) to the right of any such employee to be employed by FoxHollow or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information. Neither FoxHollow nor any of its Subsidiaries is a party to a current conciliation agreement, consent decree, or other agreement or order with any Governmental Entity with respect to labor or employment practices. Section 3.1(q) of the FoxHollow Disclosure Schedule sets forth a complete and accurate list of all foreign works’ councils to which FoxHollow or any of its Subsidiaries are subject and the jurisdictions of each such works’ council or similar labor body and any collective bargaining agreement, works’ council or other similar labor agreement between FoxHollow or any of its Subsidiaries and any union representative or similar employee representative within FoxHollow or any of its Subsidiaries to which employees located outside the United States are subject. FoxHollow and its Subsidiaries have complied with all Applicable Law and all collective bargaining agreements, works’ council agreements or similar labor agreements in connection with the execution and delivery of the Agreement and the consummation of the transactions contemplated by this Agreement, including but not limited to providing required notice.

(r) Insurance.  All material insurance policies of FoxHollow and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of FoxHollow reasonably has determined to be prudent in accordance with industry practices or as is required by law. Neither

FoxHollow nor any of its Subsidiaries is in material breach or default, and neither FoxHollow nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, of any of such material insurance policies.

(s) Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or person except J.P. Morgan Securities Inc. and Thomas Weisel Partners LLC (the “FoxHollow Financial Advisors”) has been retained by or is authorized to act on behalf of FoxHollow or any of its Subsidiaries and is or might be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement. FoxHollow has provided to ev3 its engagement agreement with the Financial Advisors.

(t) Opinion of FoxHollow Financial Advisors.  The FoxHollow Board has received the opinions of the FoxHollow Financial Advisors, dated as of July 20, 2007, to the effect that as of the date of such opinions the aggregate Merger Consideration is fair, from a financial point of view, to the holders of FoxHollow Common Stock.

3.2 Representations and Warranties of ev3.  Except (x) with respect to any subsection of this Section 3.2, as set forth in the correspondingly identified subsection of the disclosure schedule delivered by ev3 to FoxHollow concurrently herewith (the “ev3 Disclosure Schedule”) (it being understood by the parties that the information disclosed in one subsection of the ev3 Disclosure Schedule shall be deemed to be included in each other subsection of the ev3 Disclosure Schedule in which the relevance of such information thereto would be readily apparent on the face thereof), or (y) as disclosed in the ev3 SEC Documents (as defined below) filed with the SEC prior to the date hereof (other than any “risk factors,” management’s discussion and analysis, or other forward-looking statements included therein), ev3 represents and warrants to FoxHollow as follows:

(a) Organization, Standing and Power.  ev3 is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such other jurisdictions where the failure so to qualify and be in such standing would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on ev3. The Certificate of Incorporation and By-laws of ev3, copies of which were previously made available to FoxHollow, are true, complete and correct copies of such documents as in effect on the date of this Agreement.

(b) Capital Structure.

(i) The authorized capital stock of ev3 consists of 100,000,000 shares of ev3 Common Stock and 100,000,000 shares of preferred stock, par value $.01 per share (the “ev3 Preferred Stock”). As of the close of business on July 18, 2007, (A) 60,954,620 shares of ev3 Common Stock were issued and outstanding, (B) no shares of ev3 Common Stock were held by ev3 in its treasury, (C) no shares of ev3 Common Stock were held by ev3’s Subsidiaries, (D) 5,641,780 shares of ev3 Common Stock were reserved for issuance upon the exercise or payment of stock options outstanding on such date, with a weighted average exercise price of $7.45 per share, and 693,304 shares of ev3 Common Stock were reserved for issuance upon the exercise or payment of stock units or other equity-based incentive awards granted pursuant to any plans, agreements or arrangements of ev3 and outstanding on such date (collectively, the “ev3 Stock Awards”). As of the date hereof, no shares of ev3 Preferred Stock are issued and outstanding or reserved for issuance and no shares of ev3 Preferred Stock are held by FoxHollow in its treasury. All outstanding shares of ev3 Common Stock have been duly authorized and validly issued and are fully paid and, except as set forth in the DGCL, non-assessable and not subject to preemptive rights. The shares of ev3 Common Stock to be issued pursuant to or as specifically contemplated by this Agreement will have been duly authorized as of the Effective Time and, if and when issued in accordance with the terms hereof or thereof, will be validly issued, fully paid and non-assessable and will not be subject to preemptive rights.

(ii) No outstanding warrants to purchase shares of ev3 Common Stock or ev3 Preferred Stock are issued or outstanding.

(iii) No Voting Debt of ev3 is issued or outstanding.

(iv) Except for (A) this Agreement, (B) outstanding ev3 Stock Awards described in paragraph (i) above, (C) options granted pursuant to ev3’s Employee Stock Purchase Plan (the “ev3 ESPP”) and (D) agreements entered into and securities and other instruments issued after the date of this Agreement as permitted by Section 4.2, there are no options, warrants, calls, rights, commitments or agreements of any character to which ev3 or any Subsidiary of ev3 is a party or by which it or any such Subsidiary is bound obligating ev3 or any Subsidiary of ev3 to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt or stock appreciation rights of ev3 or of any Subsidiary of ev3 or obligating ev3 or any Subsidiary of ev3 to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Except in accordance with the terms of this Agreement and the terms of ev3 Stock Awards, there are no outstanding contractual obligations of ev3 or any of its Subsidiaries (x) to repurchase, redeem or otherwise acquire any shares of capital stock of ev3 or any of its Subsidiaries or (y) pursuant to which ev3 or any of its Subsidiaries is or could be required to register shares of ev3 Common Stock or other securities under the Securities Act, except any such contractual obligations entered into after the date hereof as permitted by Section 4.2.

(v) Except as set forth in Section 3.2(b)(v) of the ev3 Disclosure Schedule, since July 18, 2007, ev3 has not (A) issued or permitted to be issued any shares of capital stock, stock appreciation rights or securities exercisable or exchangeable for or convertible into shares of capital stock of ev3 or any of its Subsidiaries, other than pursuant to and as required by the terms of ev3 Stock Awards granted prior to the date hereof; (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more ev3 Subsidiaries, any shares of capital stock of ev3 or any of its Subsidiaries; or (C) declared, set aside, made or paid to the stockholders of ev3 dividends or other distributions on the outstanding shares of capital stock of ev3.

(c) Authority.

(i) Each of ev3 and Merger Co. has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the approval of the issuance of shares of ev3 Common Stock in the Merger (the “ev3 Share Issuance”) and the amendment of ev3’s certificate of incorporation to increase the authorized shares of ev3 Common Stock (the “ev3 Charter Amendment”) by the applicable Required ev3 Stockholder Vote, which has been obtained contemporaneously with the execution of this Agreement. ev3 Stockholders representing the Required ev3 Stockholder Vote, by and through the execution and delivery to ev3 of the ev3 Stockholders Written Consent on the date of this Agreement in accordance with the applicable provisions of the DGCL, have duly approved the ev3 Share Issuance and the ev3 Charter Amendment, and such action may not be hereafter modified or rescinded. The Secretary of ev3 has received at ev3’s principal place of business consents in writing signed by holders of outstanding stock necessary to approve the ev3 Share Issuance and the ev3 Charter Amendment. The Secretary of ev3 has custody of the books in which proceedings of meetings of the stockholders are recorded and has recorded the ev3 Stockholders Written Consent into such books as an action taken by the stockholders of ev3. The Secretary of ev3 has duly delivered to FoxHollow a certificate to this effect. The ev3 Board has approved the ev3 Share Issuance and the ev3 Charter Amendment, and such action may not be hereinafter modified or rescinded unless this Agreement is terminated in accordance with Article VIII. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of ev3, except for the Required ev3 Stockholder Vote, which has been obtained contemporaneously with the execution of this Agreement. This Agreement has been duly executed and delivered by ev3 and, assuming due authorization, execution and delivery by FoxHollow, constitutes a valid and binding obligation of ev3, enforceable against ev3 in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) result in any Violation pursuant to any provision of the Certificate of

Incorporation or By-laws of ev3 or any Subsidiary of ev3, or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, ev3 Benefit Plan (as defined in Section 3.2(i)) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to ev3 or any Subsidiary of ev3 or their respective properties or assets which Violation, in the case of clause (B), individually or in the aggregate, would reasonably be expected to have a material adverse effect on ev3.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to ev3 or any Subsidiary of ev3 in connection with the execution and delivery of this Agreement by ev3 or the consummation by ev3 of the transactions contemplated hereby, the failure to make or obtain which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on ev3, except for (A) the filing with the SEC of the Form S-4 and such other reports under the Securities Act and the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (B) such filings and approvals as are required to be made or obtained under the securities or blue sky laws of various states in connection with the transactions contemplated by this Agreement, (C) the filing of the ev3 Charter Amendment and the Certificate of Merger with the Secretary of State of the State of Delaware, (D) the approval of the listing of the ev3 Common Stock to be issued in the Merger on Nasdaq, (E) Healthcare Regulatory Approvals as may be required, and (F) notices or filings under the HSR Act and any other Requisite Regulatory Approvals.

(d) SEC Documents; Undisclosed Liabilities; Internal Controls.

(i) ev3 has filed, or furnished, as applicable, all required reports, schedules, registration statements and other documents with the SEC since the effectiveness of its initial public offering in June 2005 (the “ev3 SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the ev3 SEC Documents complied in all material respects, with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such ev3 SEC Documents, and none of the ev3 SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of ev3 included in the ev3 SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of ev3 and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown. There are no outstanding comments from the Staff of the SEC with respect to any of the ev3 SEC Documents.

(ii) Except for (A) those liabilities that are fully reflected or reserved for in the consolidated financial statements of ev3 included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, as filed with the SEC prior to the date of this Agreement (the “ev3 Financial Statements”), (B) liabilities incurred since March 31, 2007 in the ordinary course of business consistent with past practice, (C) liabilities which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on ev3, (D) liabilities incurred pursuant to the transactions contemplated by this Agreement, and (E) liabilities or obligations discharged or paid in full prior to the date of this Agreement in the ordinary course of business consistent with past practice, ev3 and its Subsidiaries do not have, and since March 31, 2007, ev3 and its Subsidiaries have not incurred (except as permitted by Section 4.2), any liabilities or obligations of any nature whatsoever (whether accrued, absolute, material, determined, contingent or otherwise and whether or not required to be reflected in ev3’s financial statements in accordance with generally accepted accounting principles).

(iii) ev3 and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ev3 (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by ev3 in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to ev3’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to ev3’s auditors and the audit committee of ev3’s board of directors (the “ev3 Board”) (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect ev3’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in ev3’s internal controls over financial reporting.

(e) Compliance with Applicable Laws.

(i) ev3 and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of ev3 and its Subsidiaries, taken as a whole (the “ev3 Permits”), and ev3 and its Subsidiaries are and have been in compliance with the terms of the ev3 Permits and all Applicable Laws and their own privacy policies, except where the failure so to hold or comply, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on ev3. The businesses of ev3 and its Subsidiaries are not being and have not been conducted in violation of any law, ordinance or regulation of any Governmental Entity (including the Sarbanes-Oxley Act of 2002), except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on ev3.

(ii) To the extent any product produced, manufactured, marketed or distributed at any time by ev3 or any of its Subsidiaries (“ev3 Product”) is being marketed in the United States or internationally. ev3 has obtained all necessary approvals, certifications, authorizations, clearances, and permits of the FDA and any other Governmental Entity (“ev3 Licenses”), and is in compliance with the FDCA and comparable state laws, and with other Applicable Laws relating to the clinical study, approval/clearance, manufacturing, labeling, marketing and selling of medical devices, except where the failure so to comply, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on ev3. Any modifications to any ev3 Product marketed by ev3 have been made in accordance with Applicable Laws. All manufacturing facilities producing ev3 Products are in compliance in all material respects with the FDA’s Quality System Regulation requirements at 21 C.F.R. Part 820 as applicable. There have been no recalls, field notifications or seizures ordered or adverse regulatory actions taken or threatened by the FDA or any other Governmental Entity with respect to any of the ev3 Products, including any facilities where any ev3 Products are produced, processed, packaged or stored. Neither the FDA nor any other Governmental Entity has served any notice, warning letter, regulatory letter, or any other similar communication stating that ev3 was or is or may be in violation of any law, regulation, rule, ordinance, clearance, approval, exemption, or guidance. ev3 has no knowledge of any pending regulatory action (other than non-material routine or periodic inspections or reviews) against ev3 by the FDA or any other Governmental Entity. All filings with and submissions to the FDA and any other Governmental Entity made by ev3 with regard to the ev3 Products were true, accurate and complete as of the date made, and, to the extent required to be updated, as so updated remain true, accurate and complete as of the date hereof, and do not materially misstate any of the statements or information included therein, or omit to state a material fact necessary to make the statements therein not misleading. All Medical Device Reports for adverse events with respect to any ev3 Product required to be filed under the FDCA and FDA regulations have been filed. ev3 has been and is in compliance with all applicable advertising and promotional regulations promulgated in accordance with the FDCA, including but not limited to regulations relating to the unlawful promotion of medical devices for off-label uses.

(iii) All non-clinical laboratory studies of products sponsored by ev3 and intended to be used to support regulatory clearance or approval, have been and are being conducted in compliance in all material respects with the FDA’s Good Laboratory Practice for Non-Clinical Studies regulations (21 CFR Part 58) in the U.S. and, to the extent applicable to ev3, counterpart regulations in the European Union and all other countries. All clinical studies of products sponsored by ev3 and intended to be used to support regulatory clearance or approval, have been and are being conducted in compliance in all material respects with the FDA’s Good Clinical Practice regulations, (collectively 21 CFR Parts 11, 50, 54, 56, 812 and 814) in the U.S. and, to the extent applicable to ev3, counterpart regulations in the European Union and all other countries. ev3 has conducted all of its clinical trials with reasonable care and in all material respects in accordance with all Applicable Laws and the stated protocols for such clinical trials. ev3 is in compliance in all material respects with all applicable reporting requirements for all ev3 Licenses or plant registrations including, but not limited to, applicable adverse event reporting requirements in the United States and outside of the U.S. under Applicable Law. The Disclosure Schedule sets forth a list of all ev3 Licenses.

(iv) ev3 and each of its Subsidiaries are in compliance with, to the extent applicable, (i) all rules and regulations of the Medicare and Medicaid programs, including any guidance interpreting such rules and regulations, and any other federal health care program; (ii) all federal laws, rules, regulations and applicable guidance relating to health care fraud and abuse, including, without limitation: (A) the Anti-Kickback Law, 42 U.S.C. § 1320a-7b, 42 C.F.R. § 1001.952, (B) the federal false coding statute, 42 U.S.C. § 1320a-7a, (C) the federal physician self-referral prohibition, 42 U.S.C. § 1395nn, 42 C.F.R. § 411.351 et seq., and (D) the False Claims Act, 31 U.S.C. § 3729 et seq.; (iii) any and all state laws relating to health care fraud and abuse; (iv) state laws relating to Medicaid or any other state health care or health insurance programs; (v) federal or state laws relating to billing or claims for reimbursement submitted to any third-party payor; (vi) any other federal or state laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services, or the billing for or claims for reimbursement for such items or services provided to a beneficiary of any state, federal or other governmental health care or health insurance program or any private payor; and (vii) any and all state laws relating to insurance and risk sharing products, services and arrangements and the like, except where any failure to be in compliance with any of the foregoing matters described above in clauses (i) through (vii) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ev3. No third-party payment program has imposed a fine, penalty or other sanction on ev3 or its Subsidiaries and none of ev3 or its Subsidiaries has been excluded or suspended from participation in any such program, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ev3.

(v) There is no pending, nor to the knowledge of ev3, threatened, proceeding, informational inquiry or investigation under any Government Program involving ev3, nor is ev3 aware of any pending, or to the knowledge of ev3, threatened, proceeding, informational inquiry or investigation under any Private Insurance Program involving ev3. ev3’s sales and marketing practices are, and have been, in compliance in all material respects with all Applicable Laws and all policies of applicable Private Insurance Programs and Government Programs. To ev3’s knowledge, ev3 has not arranged with or contracted with (by employment or otherwise) any person who is excluded from participation in any Government Program for the provision of items or services for which payment may be made under any such Government Program. None of the officers, directors, agents or managing employees (as such term is defined in 42 U.S.C. Section 1320a-5(b)) of ev3 has been excluded from any Government Program or been subject to sanction pursuant to 42 U.S.C. Section 1320a-7a or 1320a-8 or been convicted of a crime described at 42 U.S.C. Section 1320a-7b. Neither ev3, any director, officer or employee of ev3, nor any agent acting on behalf of or for the benefit of any of ev3, has directly or indirectly in connection with ev3: (i) offered or paid any remuneration, in cash or in kind, to or made any financial arrangements with, any past, present or potential customers, past or present suppliers, patients, contractors or employees of private third party payors or Government Programs in order to obtain business or payments from such persons other than in the ordinary course of business; (ii) given or agreed to give, any gift or gratuitous payment of any kind, nature or description (whether in money, property or services) to any customer or potential customer, supplier or potential supplier, contractor, private third party payor or any other person other than in connection with promotional or entertainment activities in the ordinary course of business and in compliance with ev3’s compliance program; (iii) made any false entries on any of ev3’s books or records for any purpose prohibited by Applicable Law; or (iv) made any representations to customers (physicians, hospitals, clinics, managed care organizations and other health care providers and third party payors) regarding appropriate reimbursement coverage and/or codes which resulted in a submission by such customer to any federal, state or private third party payor for the products sold by ev3, whether orally or in writing, that were not true, accurate and complete as of the date hereof and that did not and do not materially misstate or misapply any of the reimbursement coverage and/or codes of either Government Programs and/or Private Insurance Programs that have provided reimbursement for any ev3 Product. Neither ev3, nor any director, officer or employee of ev3 is a party to any contract to provide services, lease space or lease equipment to ev3 with any physician, health care facility, hospital or other person who is in a position to make or influence referrals to ev3 where such contract or provision of services or space is prohibited by Applicable Law, nor has ev3 or any director, officer or employee of ev3 provided any remuneration, in cash or in kind, to any health care provider who is in a position to make or influence the referral of patients to a physician who uses any ev3 Product where such remuneration is prohibited by Applicable Law.

(vi) Since January 1, 2005, ev3 and its Subsidiaries have complied with the WARN Act and all similar state, local and foreign Applicable Laws. All liabilities and obligations relating to the employment, termination or employee benefits of any former employees previously terminated by ev3 or any of its Subsidiaries, including notice, termination pay, severance pay or other amounts in connection with the WARN Act and all similar state, local, or foreign Applicable Laws or agreements, have been paid. No terminations of any such employees prior to Closing shall result in unsatisfied liability or obligation under the WARN Act or similar state, local and foreign Applicable Laws.

(f) Legal Proceedings.  There is no claim, suit, action, litigation, arbitration, investigation or other demand or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of ev3, threatened, against or affecting ev3 or any Subsidiary of ev3 as to which there is a significant possibility of an adverse outcome which would, individually or in the aggregate, have a material adverse effect on ev3, nor is there any judgment, decree, injunction, rule, award, settlement, stipulation or order of or subject to any Governmental Entity or arbitrator outstanding against ev3 or any Subsidiary of ev3 having, or which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on ev3. To the knowledge of ev3, no investigation by any Governmental Entity with respect to ev3 or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on ev3.

(g) Taxes.  ev3 and each of its Subsidiaries have filed all material tax returns required to be filed by any of them and have paid (or ev3 has paid on their behalf) all taxes shown as due on such returns, and the most recent financial statements contained in the ev3 SEC Documents reflect an adequate reserve, in accordance with generally accepted accounting principles, for all taxes payable by ev3 and its Subsidiaries accrued through the date of such financial statements. No material deficiencies or other claims for any taxes have been proposed, asserted or assessed against ev3 or any of its Subsidiaries that are not adequately reserved for. Neither ev3 nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(h) Certain Agreements.  Except as disclosed in or filed as exhibits to the ev3 SEC Documents filed prior to the date of this Agreement and except for this Agreement, neither ev3 nor any of its Subsidiaries is bound by any contract, arrangement, commitment or understanding (i) with respect to the service of any directors, officers, employees, or independent contractors or consultants that are natural persons, involving the payment of $250,000 or more in any 12 month period, other than those that are terminable by ev3 or any of its Subsidiaries on no more than 90 days notice without penalty, (ii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) which limits the ability of ev3 or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or which requires referrals of business to a third party and, in each case, which limitation or requirement would reasonably be expected to be material to ev3 and its Subsidiaries taken as a whole, (iv) with or to a labor union, works council or guild (including any collective bargaining agreement or similar agreement), (v) which licenses any Intellectual Property to or from a third party, other than non-exclusive licenses and related agreements with respect thereto of current ev3 Products to end-users (in each case, pursuant to written agreements that have been entered into in the ordinary course of business that do not materially differ in substance from ev3’s standard form(s) (as such form(s) existed at the time of such licenses or agreements), (vi) pursuant to which any agent, sales representative, distributor or other third party markets or sells any ev3 Product, (vii) which involves the payment of $1,000,000 or more in any 12 month period after the date hereof, or (viii) which would prevent, delay or impede the consummation, or otherwise reduce the contemplated benefits, of any of the transactions contemplated by this Agreement. ev3 has previously made available to FoxHollow or its representatives complete and accurate copies of each contract, arrangement, commitment or understanding of the type described in this Section 3.2(h) (collectively referred to herein as “ev3 Contracts”). All of the ev3 Contracts are valid and in full force and effect, except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on ev3. Neither ev3 nor any of its Subsidiaries has given or received a notice of cancellation or termination under any ev3 Contract, or has, or is alleged to have, and to the knowledge of ev3, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which, with or without notice, lapse of time or both would constitute a default under the provisions of, any ev3 Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on ev3.

(i) Benefit Plans.

(i) Section 3.2(i) of the ev3 Disclosure Schedule sets forth a true and complete list of each material ev3 Benefit Plan. An “ev3 Benefit Plan” is any “employee benefit plan” within the meaning of Section 3(3) of ERISA, and whether or not subject to ERISA, any material employment, termination or severance agreement, and any material bonus, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, equity-based, vacation, severance, retention, change in control, profit sharing, retirement, welfare, disability, death benefit, hospitalization or insurance plan, and any other material plan, agreement, or program providing compensation or benefits to any current or former employee, director or independent contractor of ev3 or any Subsidiary of ev3 or any ERISA Affiliate of ev3, maintained, contributed to, or required to be contributed to by ev3, any Subsidiary or any ERISA Affiliate or that ev3, any Subsidiary or any ERISA Affiliate has committed to establish, adopt or contribute to, or under which ev3, any Subsidiary or any ERISA Affiliate otherwise has or may have any liability. A “material” ev3 Benefit Plan does not include any ev3 Benefit Plan sponsored, maintained or contributed to by a non-U.S. Subsidiary of ev3 that (A) covers less than 25 employees and (B) would not reasonably be expected to have a material adverse effect on ev3.

(ii) No ev3 Benefit Plan is a multiemployer plan within the meaning of ERISA Section 3(37)).

(iii) No ev3 Benefit Plan is a “defined benefit pension plan” within the meaning of Code Section 414(j) or subject to Title IV of ERISA; no ev3 Benefit Plan is subject to the minimum funding standards of Code Section 412 and/or ERISA section 302; and neither ev3 nor any Subsidiary has any liability to the PBGC or any other person, arising directly or indirectly under Title IV of ERISA.

(iv) Each ev3 Benefit Plan has been maintained in material compliance with its terms and with all applicable laws, including, but not limited to ERISA and the Code and with respect to the ev3 Benefit Plans, individually and in the aggregate, no event has occurred and, to the knowledge of ev3, there exists no condition or set of circumstances in connection with which ev3 or any of its Subsidiaries could be subject to any liability that would reasonably be expected to have a material adverse effect on ev3 under ERISA, the Code or any other Applicable Law.

(v) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of ev3, threatened against, or with respect to, any of the ev3 Benefit Plans.

(vi) All contributions required to be made to the ev3 Benefit Plans pursuant to their terms and Applicable Law have been timely made.

(vii) The execution and delivery by ev3 of this Agreement does not, and the consummation of the Merger and compliance with the terms hereof (whether alone or in combination with any other event) will not, (A) entitle any current or former employee or director or independent contractor of ev3 or any Subsidiary to severance pay, (B) except as expressly required by this Agreement, accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any ev3 Benefit Plan, (C) result in any breach or violation of, or a default under, any ev3 Benefit Plan, or (D) cause any amounts payable under any ev3 Benefit Plan (whether in cash, in property or in the form of benefits) to fail to be deductible for federal income tax purposes by virtue of Sections 162(m) or 280G of the Code.

(viii) None of ev3, any ERISA Affiliate, or ev3 Benefit Plan has engaged in a transaction in connection with which ev3, any Subsidiary or any ERISA Affiliate, or any such trust, or any trustee or administrator thereof, or any party dealing with any ev3 Benefit Plan or any such trust could be subject to either a civil penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a tax imposed pursuant to Sections 4975 or 4976 of the Code.

(ix) Each ev3 Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements during which to apply for such letter and to make any amendments necessary to obtain a favorable letter. ev3 and its Subsidiaries have not sponsored, maintained or contributed to or had any liability with respect to any qualified pension plan which, during the preceding two (2) years, has been terminated, including by way of merger with or into an ev3 Benefit Plan or another plan.

(x) ev3 and its Subsidiaries do not contribute to, have or could have any liability with respect to retiree welfare benefits for present or future terminated employees or their spouses or dependents other than as required by COBRA or any comparable state Applicable Law.

(xi) No employer other than ev3, a Subsidiary or an ERISA Affiliate is permitted to participate in any ev3 Benefit Plan and no leased employees (as defined in Code Section 414(n)) or independent contractors are eligible for, or participate in, any ev3 Benefit Plan.

(xii) Each ev3 Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A of the Code from the period beginning January 1, 2005 and with respect to any amounts that are “grandfathered” from the application of Section 409A, such plan has not been materially has not been materially modified since October 3, 2004. There are no agreements in place that would entitle any participant in any such plan to reimbursement for any additional tax imposed by Section 409A of the Code. With respect to ev3 Options issued under ev3’s Amended and Restated 2005 Stock Incentive Plan and the ev3 LLC 2003 Incentive Plan prior to January 1, 2005 that vested after December 31, 2004, ev3 represents that a good-faith attempt was made to set the exercise price of such options at a price not less than the fair market value of the ev3 Common Stock that was subject to the ev3 Option at the date of grant of the option.

(xiii) No ev3 Benefit Plan is now, nor in the past seven years been, “top-heavy” pursuant to Code Section 416.

(xiv) ev3 has delivered or made available to FoxHollow true and complete copies of:

(A) all material ev3 Benefit Plan documents and related trust agreements or other agreements or contracts evidencing any funding vehicle with respect thereto;

(B) the three most recent annual reports on Form 5500, including all schedules, attachments and/or audits thereto, with respect to any ev3 Benefit Plan for which such a report (and/or audit) is required;

(C) the form of summary plan description, including any summary of material modifications thereto or other modifications communicated to participants, currently in effect with respect to each material ev3 Benefit Plan;

(D) the most recent determination letter with respect to each ev3 Benefit Plan intended to qualify under section 401(a) of the Code and the full and complete application therefore submitted to the Internal Revenue Service; and

(E) material correspondence with regulatory authorities (such as a copy of all documents relating to a voluntary correction submission with the Department of Labor or the Internal Revenue Service) with respect to each material ev3 Benefit Plan.

(j) Subsidiaries.  Exhibit 21 to ev3’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC prior to the date of this Agreement includes all the Subsidiaries of ev3 which are Significant Subsidiaries. Each Subsidiary of ev3 is a corporation or other entity duly organized, validly existing and, in the case of corporations, in good standing under the laws of its jurisdiction of formation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on ev3. All of the shares of capital stock of each of the Subsidiaries held by ev3 or by another Subsidiary of ev3 are fully paid and nonassessable and are owned by ev3 or a Subsidiary of ev3 free and clear of any material Lien, except for ev3 Permitted Liens.

(k) Absence of Certain Changes or Events.  (i) Since December 31, 2006, except as permitted by Section 4.2 in the case of actions taken after the date hereof, there has not been any change, circumstance or event (including any event involving a prospective change) which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on ev3, and (ii) since December 31, 2006 through the date hereof, ev3 and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices.

(l) Board Approval.  The ev3 Board, by resolutions duly adopted at a meeting duly called and held (the “ev3 Board Approval”), has (i) determined that this Agreement and the Merger are in the best interests of ev3 and its stockholders and the issuance of ev3 Common Stock in the Merger and the ev3 Charter Amendment to be advisable, (ii) adopted a resolution approving this Agreement, and (iii) recommended that the stockholders of ev3 approve the issuance of ev3 Common Stock in the Merger and the ev3 Charter Amendment (the “ev3 Recommendation”) and (iii) directed that written consents approving such matters be requested from ev3 stockholders holders of a majority of the outstanding shares of ev3 Common Stock. To the knowledge of ev3, no “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation is applicable to this Agreement, the Merger or the other transactions contemplated hereby.

(m) Vote Required.  No vote or consent of the holders of any class or series of capital stock of ev3 is required to approve this Agreement or the transactions contemplated hereby (including the Merger), other than (i) the affirmative vote to approve the ev3 Share Issuance of the holders of ev3 Common Stock representing a majority of the votes cast by such holders at a meeting of stockholders of ev3 called for such purpose and entitled to vote thereon or the written consent of the holders of a majority of the outstanding shares of ev3 Common Stock and (ii) the affirmative vote to approve the ev3 Charter Amendment of the holders of a majority of the outstanding shares of ev3 Common Stock at a meeting of stockholders of ev3 called for such purpose and entitled to vote thereon or the written consent of the holders of a majority of the outstanding shares of ev3 Common Stock (together, the “Required ev3 Stockholder Vote” and, together with the Required FoxHollow Stockholder Vote, the “Required Stockholder Votes”).

(n) Properties.  Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ev3, ev3 or one of its Subsidiaries (i) has good and valid title to all the properties and assets reflected in the ev3 Financial Statements as being owned by ev3 or one of its Subsidiaries or acquired after the date thereof which are material to ev3’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except (A) statutory liens securing payments not yet due or liens which are being properly contested by ev3 or one of its Subsidiaries in good faith and by proper legal proceedings and for which adequate reserves related thereto are maintained on the ev3 Financial Statements, (B) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (C) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected in the ev3 Financial Statements (except such liens which have been satisfied or otherwise discharged in the ordinary course of business since the date of the ev3 SEC Documents), and (D) rights granted to any non-exclusive licensee of any ev3 Intellectual Property in the ordinary course of business consistent with past practices (such liens, imperfections and irregularities in clauses (A), (B), (C) and (D), “ev3 Permitted Liens”), and (ii) is the lessee of all leasehold estates reflected in the ev3 Financial Statements or acquired after the date thereof which are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to ev3’s knowledge, the lessor.

(o) Intellectual Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect, (i) ev3 or its Subsidiaries own, free and clear of all Liens other than ev3 Permitted Liens, or have a valid license or right to use all Intellectual Property used in their business as currently conducted (the “ev3 Intellectual Property”), (ii) no judgment, decree, injunction, rule or order has been rendered by any Governmental Entity which would limit, cancel or question the validity of, or ev3’s or its Subsidiaries’ rights in and to, any ev3 Intellectual Property, (iii) to the knowledge of ev3 and its Subsidiaries do not Infringe the valid Intellectual Property rights of any third party and the ev3 Intellectual Property is not being Infringed by any third party, (iv) no Action is pending or has been threatened against ev3 or any of its Subsidiaries alleging that the operation of ev3’s business Infringes the Intellectual Property rights of any third party or challenging the validity, or seeking to restrict ev3’s use, of any ev3 Intellectual Property, (v) to the knowledge of ev3 none of the material ev3 Intellectual Property has expired or been abandoned and to the knowledge of ev3, all such material ev3 Intellectual Property is valid and enforceable and (vi) ev3 and its Subsidiaries have taken all reasonable actions to protect and maintain the confidentiality of any trade secrets and other confidential information included in the material ev3 Intellectual Property.

(p) Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on ev3, (i) ev3 and its Subsidiaries hold, and are currently, and at all prior times have been, in continuous compliance with all Environmental Permits, and are currently, and at all prior times have been, otherwise in continuous compliance with all applicable Environmental Laws and, to the knowledge of ev3, there is no condition that would reasonably be expected to prevent or interfere with compliance with all applicable Environmental Laws and all applicable Environmental Permits in the future, (ii) ev3 and its Subsidiaries have not received any Environmental Claim, and ev3 has no knowledge of any pending or threatened Environmental Claim, (iii) no Hazardous Materials have been generated, transported, treated, stored, installed, disposed of, arranged to be disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by ev3 or its Subsidiaries, in violation of, or in a manner or to a location that could give rise to liability to ev3 or its Subsidiaries under Environmental Laws, and (iv) ev3 and its Subsidiaries have not assumed, contractually or by operation of law, any liabilities or obligations under or relating to any Environmental Laws.

(q) Labor and Employment Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on ev3, (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of ev3, threatened against ev3 or any of its Subsidiaries, (ii) no union, works council or other labor organization represents, or claims to represent, any group of employees with respect to their employment by ev3 or any of its Subsidiaries and no union organizing campaign with respect to the employees of ev3 or its Subsidiaries is threatened or underway, (iii) there is no unfair labor practice charge or complaint against ev3 or its Subsidiaries pending or, to the knowledge of ev3, threatened before the National Labor Relations Board or any similar state or foreign agency, (iv) there is no grievance pending relating to any collective bargaining agreement or other grievance procedure, (v) no charges with respect to or relating to ev3 or its Subsidiaries are pending before the Equal Employment Opportunity Commission or any other state or foreign agency responsible for the prevention of unlawful employment practices and (vi) no employee of ev3 or its Subsidiaries is in violation of (and to the knowledge of ev3 no written allegation has been made that any employee is in violation of) any term of any restrictive covenant, common law nondisclosure obligation, fiduciary duty, or other obligation to a former employer of any such employee relating (A) to the right of any such employee to be employed by ev3 or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information. Neither ev3 nor any of its Subsidiaries is a party to a current conciliation agreement, consent decree, or other agreement or order with any Governmental Entity with respect to labor or employment practices. Section 3.2(q) of the ev3 Disclosure Schedule sets forth a complete and accurate list of all foreign works’ councils to which ev3 or any of its Subsidiaries are subject and the jurisdictions of each such works’ council or similar labor body and any collective bargaining agreement, works’ council or other similar labor agreement between ev3 or any of its Subsidiaries and any union representative or similar employee representative within ev3 or any of its Subsidiaries to which employees located outside the United States are subject. ev3 and its Subsidiaries have complied with all Applicable Law and all collective bargaining agreements, works’ council agreements or similar labor agreements in connection with the execution and delivery of the Agreement and the consummation of the transactions contemplated by this Agreement, including but not limited to providing required notice.

(r) Insurance.  All material insurance policies of ev3 and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of ev3 reasonably has determined to be prudent in accordance with industry practices or as is required by law. Neither ev3 nor any of its Subsidiaries is in material breach or default, and neither ev3 nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, of any of such material insurance policies.

(s) Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or person except Banc of America Securities LLC (the “ev3 Financial Advisor”) has been retained by or is authorized to act on behalf of ev3 or any of its Subsidiaries and is or might be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement.

(t) Opinion of ev3 Financial Advisor.  The ev3 Board has received the opinion of the ev3 Financial Advisor, dated as of July 20, 2007, to the effect that as of the date of such opinion the Merger Consideration is fair, from a financial point of view, to ev3.

ARTICLE IV.

Covenants Relating to Conduct of Business

4.1 Covenants of FoxHollow.  During the period from the date of this Agreement and continuing until the Effective Time, FoxHollow agrees as to itself and its Subsidiaries that, except as expressly contemplated or permitted by this Agreement or to the extent that ev3 shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed:

(a) Ordinary Course.  FoxHollow and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations, maintain their rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. FoxHollow shall not, nor shall it permit any of its Subsidiaries to, (i) except as disclosed in the FoxHollow SEC Documents prior to the date of this Agreement or except as set forth in Section 4.1(a)(i) of the FoxHollow Disclosure Schedule, enter into (including via any acquisition) any new line of business which represents a material change in the operations of FoxHollow and its Subsidiaries and which is material to FoxHollow and its Subsidiaries, taken as a whole, (ii) make any material change to its or its Subsidiaries’ businesses, except as required by applicable legal requirements, (iii) enter into, terminate or fail to renew any material lease, contract, license or agreement, or make any change to any existing material leases, contracts, licenses or agreements other than in the ordinary course of business or consistent with past practice or (iv) make any capital expenditures, other than capital expenditures which, in the aggregate, do not exceed the aggregate amount for capital expenditures specified in FoxHollow’s long-term plan for 2007 and 2008 (a true and complete copy of which has been provided to ev3 prior to the date of this Agreement).

(b) Dividends; Changes in Stock.  Except as set forth in Section 4.1(b) of the FoxHollow Disclosure Schedule, FoxHollow shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for dividends by a wholly owned Subsidiary of FoxHollow, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except for repurchases of “unvested shares” (as defined in any restricted stock purchase agreement under the FoxHollow 1997 Stock Plan (an “RSA Agreement”)) pursuant to and in accordance with the terms of the RSA Agreement.

(c) Issuance of Securities.  Except as set forth in Section 4.1(c) of the FoxHollow Disclosure Schedule, FoxHollow shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Voting Debt, any stock appreciation rights, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of FoxHollow Common Stock required to be issued upon the exercise or settlement of FoxHollow Stock Awards outstanding on the date hereof in accordance with the terms of the applicable FoxHollow Stock Award, (ii) issuances by a wholly owned Subsidiary of its capital stock to its parent or to another wholly owned Subsidiary of FoxHollow and (iii) the issuance of FoxHollow Common Stock pursuant to options and rights granted under the FoxHollow ESPP.

(d) Governing Documents, Etc.  FoxHollow shall not amend or propose to amend its Certificate of Incorporation or By-laws or, except as permitted pursuant to Section 4.1(e) or (f), enter into, or permit any Subsidiary to enter into, a plan of consolidation, merger or reorganization with any person other than a wholly owned Subsidiary of FoxHollow.

(e) Acquisitions.  FoxHollow shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, rights or properties; provided, however, that the foregoing shall not prohibit (i) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the receipt of any Requisite Regulatory Approval (as defined in Section 6.1(c)) or (ii) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement.

(f) Dispositions.  FoxHollow shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, encumber or otherwise dispose of, or agree to sell, lease, assign, encumber or otherwise dispose of, any of its assets, rights or properties (including capital stock of its Subsidiaries and indebtedness of others held by FoxHollow and its Subsidiaries) which are material, individually or in the aggregate, to FoxHollow, other than internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the receipt of any Requisite Regulatory Approval.

(g) Indebtedness.  FoxHollow shall not, and shall not permit any of its Subsidiaries to, incur, create or assume any long term indebtedness for borrowed money (or modify any of the material terms of any such outstanding long-term indebtedness), guarantee any such long term indebtedness or issue or sell any long term debt securities or warrants or rights to acquire any long term debt securities of FoxHollow or any of its Subsidiaries or guarantee any long term debt securities of others, other than (i) in replacement of existing or maturing debt, (ii) indebtedness of any Subsidiary of FoxHollow to FoxHollow or to

another Subsidiary of FoxHollow, or (iii) indebtedness that does not exceed in the aggregate the amount set forth in Section 4.1(g) of the FoxHollow Disclosure Schedule.

(h) Other Actions.  FoxHollow shall not, and shall not permit any of its Subsidiaries to, take any action with the intention of making any of its representations and warranties set forth in this Agreement untrue, subject to such exceptions as do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on FoxHollow or ev3 following the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement, or (unless such action is required by Applicable Law) which would materially adversely affect the ability of the parties to obtain any of the Requisite Regulatory Approvals without taking any action of the type referred to in Section 5.2(b)(i).

(i) Accounting Methods; Tax Matters.  Except as disclosed in any FoxHollow SEC Document filed prior to the date of this Agreement, FoxHollow shall not change its methods of accounting in effect at December 31, 2006, except as required by generally accepted accounting principles as concurred in by FoxHollow’s independent auditors. FoxHollow shall not (i) change its annual tax accounting period or (ii) make any tax election that, individually or in the aggregate, would reasonably be likely to have a material adverse effect on FoxHollow or ev3 after the Effective Time.

(j) Tax Free Qualification.  FoxHollow shall not, and shall not permit any of its Subsidiaries to, intentionally take or cause to be taken any action, whether before or after the Effective Time, which would reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k) Compensation and Benefit Plans.  During the period from the date of this Agreement and continuing until the Effective Time, FoxHollow agrees as to itself and its Subsidiaries that, except as set forth in Section 4.1(k) of the FoxHollow Disclosure Schedule, it will not: (i) other than in the ordinary course of business consistent with past practice, enter into, adopt, amend (except for such amendments as may be required by law or necessary to comply with Section 409A of the Code) or terminate any FoxHollow Benefit Plan (other than as required by Section 5.9), (ii) except as required by any FoxHollow Benefit Plan as in effect as of the date hereof and except for normal payments, awards and increases in the ordinary course of business consistent with past practice (and not in violation of any other paragraph of this Section 4.1), increase in any manner the compensation or fringe benefits (including the acceleration of any FoxHollow Stock Award) of any director, officer, employee, independent contractor or consultant or pay any benefit not required by any FoxHollow Benefit Plan as in effect as of the date hereof or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, (iii) enter into or renew any contract, agreement, commitment or arrangement (other than a renewal occurring in accordance with the terms of an FoxHollow Benefit Plan) providing for the payment to any director, officer, employee, independent contractor or consultant of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement, (iv) modify, reduce or waive any performance objectives or other vesting provisions with respect to any FoxHollow Stock Award except to the extent required by the terms of the FoxHollow Stock Awards, or (v) provide, with respect to the grant of any stock option, restricted stock, restricted stock unit or other equity-related award on or after the date hereof to the extent permitted by Section 4.1(c), that the vesting of any such stock option, restricted stock, restricted stock unit or other equity-related award shall accelerate or otherwise be affected by the occurrence of any of the transactions contemplated by this Agreement. With respect to the FoxHollow Stock Awards set forth in Section 4.1(k) of the FoxHollow Disclosure Schedule, nothing in this subsection (k) or any other provision in this Section 4.1 shall prohibit FoxHollow from taking, or otherwise require FoxHollow to obtain ev3’s approval to take, any and all action necessary to determine achievement of the performance objectives, or otherwise deem performance to have been achieved at 100% target, in accordance with the terms of such FoxHollow Stock Awards.

(l) No Liquidation.  FoxHollow shall not, and shall not permit any of its Significant Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(m) Litigation.  FoxHollow shall not, and shall not permit any of its Subsidiaries to, settle or compromise any litigation other than settlements or compromises of litigation where the amount paid (less the amount reserved for such matters by FoxHollow) in settlement or compromise, in each case, does not exceed an amount set forth in Section 4.1(m) of the FoxHollow Disclosure Schedule.

(n) No Restrictions on Business.  FoxHollow shall not, and shall not permit any of its Subsidiaries to, enter into or otherwise become party to any contract, arrangement, commitment or understanding that will restrict or limit, in any material respect, the ability of FoxHollow or any of its Subsidiaries or affiliates from conducting, from and after the Closing, any of their businesses in any geographical area, other than any contract, arrangement, commitment or understanding terminable in full (including the restrictions and limitations on conduct of business) on notice of not more than 45 days by FoxHollow or a Subsidiary thereof without the incurrence of any liability (including an incurrence of an obligation to make any payment of any amount in respect of such termination).

(o) Other Agreements.  FoxHollow shall not, and shall not permit any of its Subsidiaries to, agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.1.

4.2 Covenants of ev3.  During the period from the date of this Agreement and continuing until the Effective Time, ev3 agrees as to itself and its Subsidiaries that, except as expressly contemplated or permitted by this Agreement or to the extent that FoxHollow shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed:

(a) Ordinary Course.  ev3 and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations, maintain their rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. ev3 shall not, nor shall it permit any of its Subsidiaries to, (i) except as disclosed in the ev3 SEC Documents prior to the date of this Agreement or except as set forth in Section 4.2 (a)(i) of the ev3 Disclosure Schedule, enter into (including via any acquisition) any new line of business which represents a material change in the operations of ev3 and its Subsidiaries and which is material to ev3 and its Subsidiaries, taken as a whole, (ii) make any material change to its or its Subsidiaries’ businesses, except as required by applicable legal requirements, or (iii) make any capital expenditures, other than capital expenditures which, in the aggregate, do not exceed the aggregate amount for capital expenditures specified in ev3’s long-term plan for 2007 and 2008 (a true and complete copy of which has been provided to FoxHollow prior to the date of this Agreement).

(b) Dividends; Changes in Stock.  Except as set forth in Section 4.2(b) of the ev3 Disclosure Schedule, ev3 shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for dividends by a wholly owned Subsidiary of ev3, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except for repurchases of unvested ev3 Common Stock in accordance with the terms of ev3 Stock Awards.

(c) Issuance of Securities.  Except as set forth in Section 4.2(c) of the ev3 Disclosure Schedule, ev3 shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Voting Debt, any stock appreciation rights, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of options and other awards pursuant to ev3’s Amended and Restated 2005 Incentive Stock Plan and the issuance of options and shares of ev3 Common Stock pursuant to the ev3 ESPP, (ii) the issuance of ev3 Common Stock required to be issued upon the exercise or settlement of ev3 Stock Awards outstanding on the date hereof in accordance with the terms of the applicable ev3 Stock Award, and (iii) issuances by a wholly owned Subsidiary of its capital stock to its parent or to another wholly owned Subsidiary of ev3.

(d) Governing Documents.  Except for the ev3 Charter Amendment and except as contemplated in Section 5.12, ev3 shall not amend or propose to amend its Certificate of Incorporation or By-laws or, except as permitted pursuant to Section 4.2(e) or 4.2(f), enter into, or permit any Subsidiary to enter into, a plan of consolidation, merger or reorganization with any person other than a wholly owned Subsidiary of ev3.

(e) Acquisitions.  ev3 shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, rights or properties, other than (i) any acquisition (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise) or other business combination with a purchase price that does not exceed $25 million, provided that aggregate fair market value of purchase consideration in the form of ev3 Common Stock for all of such acquisitions made pursuant to this 4.2(e)(i) does not exceed $10 million on the date of issuance, (ii) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the receipt of any Requisite Regulatory Approval or (iii) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement.

(f) Dispositions.  ev3 shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, encumber or otherwise dispose of, or agree to sell, lease, assign, encumber or otherwise dispose of, any of its assets, rights or properties (including capital stock of its Subsidiaries and indebtedness of others held by ev3 and its Subsidiaries) which are material, individually or in the aggregate, to ev3, other than (i) as permitted pursuant to Section 5.3, (ii) internal reorganizations or consolidations involving existing Subsidiaries that would not present a material risk of any material delay in the receipt of any Requisite Regulatory Approval, (iii) dispositions disclosed in Section 4.2(f) of the ev3 Disclosure Schedule, and (iii) other dispositions that would not reasonably be expected to delay, impede or affect the consummation of the transactions contemplated by this Agreement in the manner contemplated hereby.

(g) Indebtedness.  ev3 shall not, and shall not permit any of its Subsidiaries to, incur, create or assume any long term indebtedness for borrowed money (or modify any of the material terms of any such outstanding long-term indebtedness), guarantee any such long term indebtedness or issue or sell any long term debt securities or warrants or rights to acquire any long term debt securities of ev3 or any of its Subsidiaries or guarantee any long term debt securities of others, other than (i) in replacement of existing or maturing debt, (ii) indebtedness of any Subsidiary of ev3 to ev3 or to another Subsidiary of ev3, or (iii) indebtedness that does not exceed in the aggregate the amount set forth in Section 4.2(g) of the ev3 Disclosure Schedule.

(h) Other Actions.  ev3 shall not, and shall not permit any of its Subsidiaries to, take any action with the intention of making any of its representations and warranties set forth in this Agreement untrue, subject to such exceptions as do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ev3 following the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement, or (unless such action is required by Applicable Law) which would materially adversely affect the ability of the parties to obtain any of the Requisite Regulatory Approvals without taking any action of the type referred to in Section 5.2(b)(i).

(i) Accounting Methods; Tax Matters.  Except as disclosed in any ev3 SEC Document filed prior to the date of this Agreement, ev3 shall not change its methods of accounting in effect at December 31, 2006, except as required by generally accepted accounting principles as concurred in by ev3’s independent auditors. ev3 shall not (i) change its annual tax accounting period and (ii) make any tax election that, individually or in the aggregate, would reasonably be likely to have a material adverse effect on ev3 after the Effective Time.

(j) Tax Free Qualification.  ev3 shall not, and shall not permit any of its Subsidiaries to, intentionally take or cause to be taken any action, whether before or after the Effective Time,which would reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k) No Liquidation.  ev3 shall not, and shall not permit any of its Significant Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(l) Litigation.  ev3 shall consult with FoxHollow prior to settling or compromising any litigation to which it or any of its Subsidiaries is a party, provided that ev3 shall retain the right to settle or compromise any such litigation in its sole discretion.

(m) No Restrictions on Business.  ev3 shall not, and shall not permit any of its Subsidiaries to, enter into or otherwise become party to any contract, arrangement, commitment or understanding that will restrict or limit, in any material respect, the ability of ev3 or any of its Subsidiaries or affiliates from conducting, from and after the Closing, any of their businesses in any geographical area, other than any contract, arrangement, commitment or understanding terminable in full (including the restrictions and limitations on conduct of business) on notice of not more than 45 days by ev3 or a Subsidiary thereof without the incurrence of any liability (including an incurrence of an obligation to make any payment of any amount in respect of such termination).

(n) Other Agreements.  ev3 shall not, and shall not permit any of its Subsidiaries to, agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.2.

4.3 Advice of Changes; Government Filings.  Each party shall confer on a regular and frequent basis with the other, and promptly advise the other orally and in writing of any change or event of which such party has knowledge having, or which would reasonably be expected to have, a material adverse effect on such party or which would cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein. Each party shall promptly advise the other orally and in writing of any material deficiencies in the internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) of such party identified by such party or its auditors. Each of FoxHollow and ev3 shall have the right to review in advance, and to the extent practicable, each will consult with the other, in each case subject to Applicable Laws relating to the exchange of information, with respect to all the information relating to the other party, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that to the extent practicable it will consult with the other party hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby.

4.4 Control of Other Party’s Business.  Nothing contained in this Agreement shall give ev3, directly or indirectly, the right to control or direct the operations of FoxHollow or shall give FoxHollow, directly or indirectly, the right to control or direct the operations of ev3 prior to the Effective Time. Prior to the Effective Time, each of FoxHollow and ev3 shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE V.

Additional Agreements

5.1 Access to Information; Confidentiality.

(a) Upon reasonable notice, FoxHollow and ev3 shall each (and shall cause each of their respective Subsidiaries to) afford to the representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to its properties, books, contracts, records and officers and, during such period, each of FoxHollow and ev3 shall (and shall cause each of their respective Subsidiaries to) make available to the other such information concerning its business, properties and personnel as such other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of third parties, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply, including adopting additional specific procedures to protect the confidentiality of certain sensitive material and to ensure compliance with Applicable Laws designed to prohibit, restrict or regulated actions having the purpose or effect of monopolization or restraint of trade.

(b) The parties will hold any such information which is nonpublic in confidence to the extent required by, and in accordance with, the provisions of the letter agreement, dated June 15, 2007, between ev3 and FoxHollow (the “Confidentiality Agreement”), which Confidentiality Agreement will remain in full force and effect.

(c) No such investigation by either ev3 or FoxHollow shall affect the representations and warranties of the other.

5.2 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and Applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, filings and other documents and to obtain as promptly as practicable all Requisite Regulatory Approvals (as defined herein) and all other consents, waivers, orders, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees (A) to make, as promptly as practicable, to the extent it has not already done so, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby (which filing shall be made in any event within ten (10) Business Days of the date hereof) and (B) to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or by such authorities and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of all such consents, waivers, orders, approvals, permits, rulings, authorizations and clearances from such authorities as soon as practicable.

(b) Notwithstanding the foregoing or any other provision in this Agreement to the contrary, nothing in this Section 5.2 shall require, or be deemed to require, (i) ev3 or FoxHollow (or any of their respective Subsidiaries) to take any action, agree to take any action or consent to the taking of any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting its (or its Subsidiaries’) business in any specified manner) if doing so would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on ev3 and FoxHollow and their Subsidiaries, taken as a whole, after the Effective Time (a “Restricted Divestiture”), or (ii) ev3 or FoxHollow (or any of their respective Subsidiaries) to take any such action that is not conditioned on the consummation of the Merger.

Neither party shall take or agree to take any action identified in clause (i) or (ii) of the preceding sentence without the prior written consent of the other party.

(c) Each of ev3 and FoxHollow shall, in connection with the efforts referenced in Section 5.2(a), use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of the status of any of the matters contemplated hereby, including providing the other party with a copy of any written communication (or summary of oral communications) received by such party from, or given by such party to, the Antitrust Division of the Department of Justice, the Federal Trade Commission, the FDA or any other Governmental Entity and of any written communication (or summary of oral communications) received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) to the extent practicable, consult with each other in advance of any meeting or conference with any such Governmental Entity or, in connection with any proceeding by a private party, with any such other person, and to the extent permitted by any such Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.2, if (i) any objections are asserted with respect to the transactions contemplated hereby under any law, rule, regulation, order or decree, (ii) any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Entity or private party challenging the Merger or the other transactions contemplated hereby as violative of any law, rule, regulation, order or decree or which would otherwise prevent, delay or impede the consummation, or otherwise materially reduce the contemplated benefits, of the Merger or the other transactions contemplated hereby, or (iii) any law, rule, regulation, order or decree is enacted, entered, promulgated or enforced by a Governmental Entity which would make the Merger or the other transactions contemplated hereby illegal or would otherwise prevent, delay or impede the consummation, or otherwise materially reduce the contemplated benefits, of the Merger or the other transactions contemplated hereby, then each of FoxHollow and ev3 shall use its reasonable best efforts to resolve any such objections, actions or proceedings so as to permit the consummation of the transactions contemplated by this Agreement, including, subject to Section 5.2(b), selling, holding separate or otherwise disposing of or conducting its or its Subsidiaries’ business or asset in a specified manner, or agreeing to sell, hold separate or otherwise dispose of or conduct its or its Subsidiaries’ business or assets in a specified manner, which would resolve such objections, actions or proceedings.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.2, but subject to first complying with the obligations of Section 5.2(d), if any of the events specified in Section 5.2(d)(ii) or (iii) occurs, then each of ev3 and FoxHollow shall cooperate in all respects with each other and use its reasonable best efforts, subject to Section 5.2(b), to contest and resist any such administrative or judicial action or proceeding and to have vacated, lifted, reversed or overturned any judgment, injunction or other decree or order, whether temporary, preliminary or permanent, that is in effect and that prevents, materially delays or materially impedes the consummation, or otherwise materially reduces the contemplated benefits, of the Merger or the other transactions contemplated by this Agreement and to have such law, rule, regulation, order or decree repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement, and each of ev3 and FoxHollow shall use its reasonable best efforts to defend, at its own cost and expense, any such administrative or judicial actions or proceedings.

(f) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.2 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) or 7.1(c) so long as such party has otherwise complied with its obligations under this Section 5.2 prior to such termination.

(g) ev3 shall agree to execute and deliver, at or prior to the Effective Time, supplemental indentures, loan amendments and other instruments required for the due assumption, as determined by the parties hereto, of FoxHollow’s outstanding debt, guarantees and other securities to the extent required by the terms of such debt, guarantees and securities and the instruments and agreements relating thereto, and FoxHollow shall assist ev3 in accomplishing the same.

(h) Each of FoxHollow and ev3 and their respective Boards of Directors shall, if any “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation becomes applicable to this Agreement, the Merger, or any other transactions contemplated hereby, use its reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such law or regulation on this Agreement, the Merger and the other transactions contemplated hereby.

5.3 No Solicitation.

(a) Immediately following the execution and delivery of this Agreement, each of FoxHollow and ev3 shall immediately cease and cause to be terminated, and will use their reasonable best efforts to cause their respective officers, directors, employees, Subsidiaries, affiliates, investment bankers, attorneys and other advisors or representatives to cease, any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal relating to FoxHollow and ev3, respectively, and each of FoxHollow and ev3 shall promptly request that all confidential information with respect thereto furnished by or on behalf of FoxHollow or ev3, as the case may be, be returned or destroyed.

(b) Subject to Section 5.3(c), each of ev3 and FoxHollow agrees that at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall not authorize its and its Subsidiaries’ employees, affiliates, investment bankers, attorneys and other advisors or representatives to (and shall instruct each not to), directly or indirectly:

(i) solicit, initiate, knowingly encourage or facilitate, or induce the making, submission or announcement of, any proposal or offer with respect to, or a transaction or series of related transactions to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its Significant Subsidiaries (other than any such transaction permitted by Section 4.1(e) or (f) in the case of FoxHollow, and Section 4.2(e) or (f) in the case of ev3) or any purchase or sale of 15% or more of the consolidated assets (including, without limitation, stock of its Subsidiaries) of it and its Subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 15% or more of its total voting power (or of the surviving parent entity in such transaction) or of any of its Significant Subsidiaries (any such proposal, offer or transaction (other than a proposal or offer made by the other party to this Agreement) being hereinafter referred to as an “Acquisition Proposal”);

(ii) furnish to any Person (other than the other party hereto or any designees of such other party) any non-public information relating to it or any of its Subsidiaries, or afford access to its business, properties, assets, books or records or the business, properties, assets, books or records of any of its Subsidiaries (other than to the other party hereto or any designees of such other party) in a manner intended to assist or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal relating to ev3 or FoxHollow, respectively, or take any other action intended to assist or facilitate any inquiries or the making of any proposal that constitutes or could lead to an Acquisition Proposal relating to FoxHollow or ev3, respectively;

(iii) participate or engage in discussions or negotiations with any Person (other than the other party hereto) with respect to an Acquisition Proposal relating to ev3 or FoxHollow, respectively;

(iv) approve, endorse or recommend an Acquisition Proposal relating to ev3 or FoxHollow, respectively;

(v) enter into any letter of intent, memorandum of understanding or other agreement contemplating or otherwise relating to any Acquisition Proposal relating to ev3 or FoxHollow, respectively, other than a confidentiality agreement described in Section 5.3(c) below;

(vi) terminate, amend or expressly waive any rights under any “standstill” or other similar agreement between it or any of its Subsidiaries and any Person (other than the other party hereto); or

(vii) propose publicly or agree to any of the foregoing with respect to an Acquisition Proposal relating to ev3 or FoxHollow, respectively.

(c) Notwithstanding anything to the contrary in Section 5.3(b) or any other provision of this Agreement:

(i) at any time prior to the receipt of the Required FoxHollow Stockholder Vote, FoxHollow may, directly or indirectly through advisors, agents or other intermediaries, subject to compliance with the provisions of this Section 5.3, (A) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide Acquisition Proposal to FoxHollow in writing that the FoxHollow Board reasonably determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal, and/or (B) furnish to any Person that has made (and not withdrawn) a bona fide Acquisition Proposal to FoxHollow in writing that the FoxHollow Board reasonably determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal any non-public information relating to FoxHollow or any of its Subsidiaries pursuant to a confidentiality agreement the terms of which are no less favorable to such party than those contained in the Confidentiality Agreement, provided that in the case of any action taken pursuant to the foregoing clauses (A) or (B), (1) the FoxHollow Board reasonably determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under the DGCL, (2) at least forty-eight (48) hours prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such Person, FoxHollow gives ev3 written notice of the identity of such Person and the material terms and conditions of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case FoxHollow shall give ev3 a copy of all written materials comprising or relating thereto) and of FoxHollow’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person, and (3) contemporaneously with furnishing any non-public information to such Person, FoxHollow furnishes such non-public information to ev3 (to the extent such information has not been previously furnished to ev3).

(ii) ev3 may at any time, directly or indirectly through advisors, agents or other intermediaries, subject to compliance with the applicable provisions of this Section 5.3, engage or participate in discussions or negotiations with, and furnish non-public information relating to FoxHollow and ev3 to, any Person that has made (and not withdrawn) a bona fide Acquisition Proposal to ev3 in writing that expressly states that such Person intends to honor, and cause ev3 to honor, the obligations of ev3 pursuant to this Agreement (a “Non-Disruptive ev3 Sale Proposal”), provided that (x) such Person enters into a confidentiality agreement with ev3 the terms of which are no less favorable to such Person than those contained in the Confidentiality Agreement, and (y) (1) the ev3 Board reasonably determines in good faith (after consultation with outside legal counsel) that that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under the DGCL, (2) at least forty-eight (48) hours prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such Person, ev3 gives FoxHollow written notice of the identity of such Person and the material terms and conditions of such Non-Disruptive ev3 Sale Proposal (unless such Non-Disruptive ev3 Sale Proposal is in written form, in which case ev3 shall give FoxHollow a copy of all written materials comprising or relating thereto) and of ev3’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person, and (3) contemporaneously with furnishing any non-public information to such Person, ev3 furnishes such non-public information to FoxHollow (to the extent such information has not been previously furnished to FoxHollow). ev3 may, at any time after the receipt of a Non-Disruptive ev3 Sale Proposal, subject to compliance with the previous sentence, accept the Non-Disruptive ev3 Sale Proposal and enter into and consummate a definitive agreement in respect of such Non-Disruptive ev3 Sale Proposal (an “ev3 Sale Agreement”), provided that (A) the ev3 Sale Agreement provides that such Person shall cause ev3 to honor all of its obligations pursuant to this Agreement, including the provisions of Section 5.2, (B) prior to entering into an ev3 Sale Agreement, ev3 shall have given FoxHollow (I) at least three (3) Business Days notice of its intention to enter into an ev3 Sale Agreement, (II) the opportunity to meet and discuss with ev3 in good faith the ev3 Sale Agreement and (III) any material information possessed by it with respect to the Non-Disruptive ev3 Sale Proposal, including the material terms and conditions of such Non-Disruptive ev3 Sale Proposal, the identity of the party making such Non-Disruptive ev3 Sale Proposal and a copy of the ev3 Sale Agreement and any other material documents received by it or its representatives in connection therewith, and (C) the ev3 Board reasonably determines in good faith (after consultation with its outside legal counsel that the failure to enter into the ev3 Sale Agreement would reasonably be expected to be a breach of the fiduciary duties of the ev3 Board under the DGCL.

(d) Without limiting the generality of the foregoing, each of FoxHollow and ev3 acknowledge and hereby agree that any breach or violation of the restrictions set forth in this Section 5.3 by any directors, officers or other employees, Subsidiaries or affiliates, or any investment banker, attorney or other advisor or representative retained by any of them shall be deemed to be a breach of this Section 5.3 by such party.

(e) In addition to the obligations of FoxHollow and ev3 set forth in Section 5.3(a) and Section 5.3(b), each of FoxHollow and ev3 shall promptly, and in all cases within twenty four (24) hours of its receipt, advise the other party hereto orally and in writing of (i) any Acquisition Proposal it receives, or (ii) any request for information it receives that would reasonably be expected to lead to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or request (including copies of all written materials comprising or relating thereto), and the identity of the Person or group making any such Acquisition Proposal or request.

(f) Each of FoxHollow and ev3 shall keep the other reasonably informed on a current basis of the status of any discussions with respect to any Acquisition Proposal and the material terms and conditions (including all amendments or proposed amendments) of any Acquisition Proposal, request or inquiry it receives. In addition to the foregoing, each of FoxHollow and ev3 shall provide the other with reasonably prompt notice of a meeting of its board of directors (or any committee thereof) at which the board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal it has received, and shall inform the other as promptly as practicable of any material change in the price, structure, form of consideration or other material terms and conditions of the Acquisition Proposal.

(g) For purposes of this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal involving the acquisition of all of the outstanding voting securities of FoxHollow (i) which, if any cash consideration is involved, is not subject to any financing contingencies (and if financing is required, such financing is then fully committed to the third party making such Acquisition Proposal) and (ii) with respect to which the FoxHollow Board shall have reasonably determined in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel, and after taking into account, among other things, the financial, legal and regulatory aspects of such Acquisition Transaction, as well as any counter-offer or proposal made by ev3) that (A) the acquiring party is reasonably capable of timely consummating the proposed acquisition on the terms proposed and without unreasonable delay and (B) the proposed acquisition would, if timely consummated in accordance with its terms, be more favorable to the FoxHollow Stockholders (in their capacity as such), from a financial point of view, than the transactions contemplated by this Agreement (or any counter-offer or proposal made by ev3).

5.4 FoxHollow Board Recommendation.

(a) Subject to the terms of Section 5.4(b) and (c), the FoxHollow Board shall make the FoxHollow Board Recommendation to the stockholders of FoxHollow (the “FoxHollow Stockholders”).

(b) Neither the FoxHollow Board nor any committee thereof shall withhold, withdraw, amend or modify in a manner adverse to ev3, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to ev3, the FoxHollow Board Recommendation or announce that it has resolved to take such action (any of the foregoing actions, a “FoxHollow Board Recommendation Change”); provided, however, that notwithstanding the foregoing, at any time prior to the receipt of the Required FoxHollow Stockholder Vote, the FoxHollow Board may effect a FoxHollow Board Recommendation Change, if and only if: (A) FoxHollow has received an Acquisition Proposal that constitutes a Superior Proposal, (B) prior to effecting the FoxHollow Board Recommendation Change, FoxHollow shall have given ev3 (I) at least five (5) Business Days notice of its intention to effect such a FoxHollow Board Recommendation Change, (II) the opportunity to meet and discuss in good faith a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected and (III) any material information possessed by it with respect to the Acquisition Proposal, including the material terms and conditions of such Acquisition Proposal, the identity of the party making such Acquisition Proposal and a copy of any relevant proposed transaction agreements with the party making such Acquisition Proposal and any other material documents received by it or its representatives in connection therewith, and (C) ev3 shall not have made, within five (5) Business Days after receipt of FoxHollow’s written notice of its intention to effect a FoxHollow Board Recommendation Change, a counter-offer or proposal that the FoxHollow Board reasonably determines in good faith, after consultation with a financial advisor of nationally recognized standing and its outside legal counsel, is at least as favorable to FoxHollow’s stockholders as such Superior Proposal and (D) after such discussions, the FoxHollow Board reasonably determines in good faith (after consultation with its outside legal counsel and after considering in good faith any counter-offer or proposal made by the other party hereto pursuant to the immediately preceding clause (C)) that the failure to effect FoxHollow Board Recommendation Change would reasonably be expected to be a breach of the fiduciary duties of the FoxHollow Board under Delaware Law.

(c) Nothing in this Agreement shall prohibit the FoxHollow Board from (i) taking and disclosing to the FoxHollow Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, or (ii) making any disclosure to the FoxHollow Stockholders that the FoxHollow Board determines (after consultation with outside legal counsel) to make in good faith in order to fulfill its fiduciary duties to FoxHollow Stockholders under Delaware Law, provided that, in either such case, any such statement(s) or disclosures made by FoxHollow Board will be subject to the terms and conditions of this Agreement, including the provisions of Article VII.

(d) Nothing set forth in this Section 5.4 shall (i) permit FoxHollow to terminate this Agreement, (ii) affect any other obligation of FoxHollow under this Agreement, (iii) limit the obligation of FoxHollow to duly call, give notice of, convene and hold the FoxHollow Stockholder Meeting, (iv) relieve FoxHollow of its obligation to submit the FoxHollow Stockholder Proposal to a vote of the FoxHollow Stockholders, or (v) permit FoxHollow to submit for a vote of the FoxHollow Stockholders at or prior to the FoxHollow Stockholder Meeting any Acquisition Proposal other than the FoxHollow Stockholder Proposal.

5.5 FoxHollow Stockholder Meeting.

(a) FoxHollow, acting through the FoxHollow Board, shall take all actions in accordance with Applicable Law, applicable rules of Nasdaq and FoxHollow’s Certificate of Incorporation and Bylaws to duly call, give notice of, and shall use its reasonable best efforts to convene and hold as promptly as practicable, and in any event within forty-five (45) days after the declaration of effectiveness of the Form S-4, a meeting of its stockholders (the “FoxHollow Stockholder Meeting”) for the purpose of considering and voting upon the approval of the FoxHollow Stockholder Proposal. Unless the FoxHollow Board shall effect a FoxHollow Board Recommendation Change pursuant to and in accordance with Section 5.4(b), FoxHollow shall use its reasonable best efforts to solicit from the FoxHollow Stockholders proxies in favor of the FoxHollow Stockholder Proposal and to secure the Required FoxHollow Stockholder Vote. FoxHollow shall use its reasonable best efforts to ensure that all proxies solicited in connection with FoxHollow Stockholder Meeting are solicited in compliance with the DGCL, the rules of Nasdaq, FoxHollow’s Certificate of Incorporation and Bylaws, and all other Applicable Laws.

(b) The FoxHollow Board shall include the FoxHollow Board Recommendation in the Information/Proxy Statement-Prospectus and shall not (i) withdraw or modify in any manner adverse to ev3, the FoxHollow Board Recommendation or (ii) make a FoxHollow Board Recommendation Change, in each case except as and to the extent expressly permitted by Section 5.4(b).

(c) Notwithstanding anything to the contrary set forth in this Agreement, FoxHollow may (but shall not be required to) adjourn or postpone the FoxHollow Stockholder Meeting if (i) there are insufficient shares of FoxHollow Common Stock present or represented by a proxy at the FoxHollow Stockholder Meeting to conduct business at the FoxHollow Stockholder Meeting, (ii) FoxHollow is required to postpone or adjourn the FoxHollow Stockholder Meeting by Applicable Law or a request from the SEC or its staff, or (iii) FoxHollow determines in good faith that it is necessary or appropriate to postpone or adjourn the FoxHollow Stockholder Meeting in order to give the FoxHollow Stockholders sufficient time to evaluate any information or disclosure that FoxHollow has sent to the FoxHollow Stockholders or otherwise made available to the FoxHollow Stockholders by issuing a press release, filing materials with the SEC or otherwise.

(d) FoxHollow shall submit the FoxHollow Stockholder Proposal to the FoxHollow Stockholders at the FoxHollow Stockholder Meeting for the purpose of acting upon such proposal, whether or not (i) the FoxHollow Board at any time subsequent to the date of this Agreement shall effect a FoxHollow Board Recommendation Change, or (ii) any actual, potential or purported Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to FoxHollow Board.

5.6 Form S-4; Information/Proxy Statement-Prospectus; Regulation M-A Filings.

(a) As promptly as practicable after the execution and delivery of this Agreement, ev3 and FoxHollow shall prepare, and ev3 shall file with the SEC, a Registration Statement on Form S-4 in connection with the issuance of shares of ev3 Common Stock in the Merger (as may be amended or supplemented from time to time, the “Form S-4”). The Form S-4 shall include (i) a prospectus for the issuance of shares of ev3 Common Stock in the Merger, (ii) an information statement of ev3 for use in connection with the notice that the stockholders of ev3 have taken action without a meeting pursuant to the ev3 Stockholders Written Consent, and (iii) a proxy statement of FoxHollow for use in connection with the solicitation of proxies for the FoxHollow Stockholder Proposal to be considered at the FoxHollow Stockholder Meeting (as may be amended or supplemented from time to time, the “Information/Proxy Statement-Prospectus”). Each of ev3 and FoxHollow shall use its reasonable best efforts to have the Form S-4 declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC. Without limiting the generality of the foregoing, each of FoxHollow and ev3 shall, and shall cause its respective representatives to, fully cooperate with the other party hereto and its respective representatives in the preparation of the Form S-4 and the Information/Proxy Statement-Prospectus, and shall furnish the other party hereto with all information concerning it and its affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Form S-4 and the Information/Proxy Statement-Prospectus, and any amendment or supplement thereto, and each of ev3 and FoxHollow shall provide the other party hereto with a reasonable opportunity to review and comment thereon. As promptly as practicable after the Form S-4 is declared effective by the SEC, ev3 and FoxHollow shall cause the Information/Proxy Statement-Prospectus to be mailed to their respective stockholders.

(b) Except as otherwise set forth in this Agreement, no amendment or supplement (including information incorporated by reference from reports filed under the Exchange Act, although not including any portions of reports filed subsequent to the date hereof under the Exchange Act not specifically related to the Merger) to the Information/Proxy Statement-Prospectus or the Form S-4 shall be made without the approval of ev3 and FoxHollow, which approval shall not be unreasonably withheld or delayed; provided that FoxHollow, in connection with a FoxHollow Board Recommendation Change, may amend or supplement the Information/Proxy Statement-Prospectus or the Form S-4 (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such change, and in such event, the right of approval set forth in this Section 5.6(b) shall apply only with respect to such information relating to ev3 or its business, financial condition or results of operations, and shall be subject to the right of each party to have its board of directors’ deliberations and conclusions be accurately described; provided further, if ev3 alleges a breach of this Agreement by FoxHollow related to the FoxHollow Board Recommendation Change, then ev3 may amend or supplement the Information/Proxy Statement-Prospectus to include a statement of such allegation without the approval of FoxHollow. A “Qualifying Amendment” means an amendment or supplement to the Information/Proxy Statement-Prospectus or the Form S-4 (including by incorporation by reference) to the extent it contains (i) a FoxHollow Board Recommendation Change, (ii) a statement of the reasons of the FoxHollow Board for making such FoxHollow Board Recommendation Change and (iii) additional information reasonably related to the foregoing.

(c) The Form S-4 and the Information/Proxy Statement-Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Form S-4 shall not, at the time the Form S-4 is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Information/Proxy Statement-Prospectus shall not, on the date the Information/Proxy Statement-Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, at the time of FoxHollow Stockholder Meetings, or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limiting the generality of the foregoing, prior to the Effective Time (i) FoxHollow and ev3 shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Form S-4, Information/Proxy Statement-Prospectus or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law or the SEC, disseminated to the stockholders of FoxHollow and/or ev3. FoxHollow and ev3 shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Form S-4, the Information/Proxy Statement-Prospectus or any Regulation M-A Filing, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC or its staff with respect to any of the foregoing filings.

(d) FoxHollow and ev3 shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder. In addition, ev3 shall use reasonable best efforts to take all actions required under any applicable federal or state securities or blue sky laws in connection with the issuance of shares of ev3 Common Stock in the Merger.

5.7 Affiliates.  FoxHollow shall use reasonable efforts to cause each person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) to deliver to ev3, as soon as reasonably practicable and in any event prior to the FoxHollow Stockholder Meeting, a written agreement, in form and substance reasonably satisfactory to ev3, relating to required transfer restrictions on the ev3 Common Stock received by them in the Merger pursuant to Rule 145 under the Securities Act.

5.8 Stock Exchange Listing.  ev3 shall use reasonable best efforts to cause (i) the shares of ev3 Common Stock to be issued in the Merger and (ii) the shares of ev3 Common Stock to be reserved for issuance upon the exercise, vesting or payment under any Converted Equity Award, to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date.

5.9 Employee Benefit Plans.

(a) As of and following the Effective Time, ev3 will either (a) continue the employee benefit plans, programs and policies (including without limitation any plan intended to qualify within the meaning of Section 401(a) of the Code and any vacation, sick, personal time off plans or programs) of FoxHollow (“Applicable FoxHollow Plans”), except as provided in Section 5.9(b), (b) permit Covered Employees (as defined below) and, as applicable, their eligible dependents, to participate in the employee benefit plans, programs and policies (including without limitation any plan intended to qualify within the meaning of Section 401(a) of the Code and any vacation, sick, personal time off plans or programs) of ev3 (“Applicable ev3 Plans”) on terms substantially no less favorable than those provided to similarly situated employees of ev3, or (c) a combination of clauses (a) and (b). Following the date hereof and prior to the Effective Time, FoxHollow and ev3, acting in good faith, will cooperate in reviewing and evaluating the Applicable FoxHollow Plans to determine appropriate employee benefit and compensation plans, programs and arrangements for individuals employed with FoxHollow or its Subsidiaries on the Closing Date (the “Covered Employees”) which, among other things, will treat Covered Employees on terms substantially no less favorable then the terms applicable to similarly situated employees of ev3 and which may include offering coverage to Covered Employees and their dependents under Applicable ev3 Plans. Prior to the Effective Time, FoxHollow and ev3 will reasonably cooperate to provide any notice to an insurer or other vendor with respect to the treatment of Applicable FoxHollow Plans or Applicable ev3 Plans, as determined in accordance with this Section 5.9(a), provided that such notice may be contingent on the Closing, or may take such other actions as FoxHollow and ev3 agree is necessary prior to the Effective Time. ev3 Benefit Plans will provide all Covered Employees eligible to participate in such plans with service credit for purposes of eligibility, participation and vesting for all periods of employment with FoxHollow and its Subsidiaries (or their predecessor entities), but only to the extent such service would have been taken into account under an Applicable ev3 Plan had such service been performed as an employee of ev3 and provided that, if FoxHollow maintained a comparable plan prior to the Effective Time, such service will only be credited to the extent such service was credited under such FoxHollow plan. ev3 shall cause pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under the group health plans of ev3 in which a Covered Employee who is a participant in a comparable FoxHollow group health plan on the Closing Date (and their eligible dependents) will participate to be waived, subject to the approval of any stop-loss or excess-risk insurer with respect to any self-insured plan, which ev3 will use its best efforts to obtain prior to the Effective Time. Even if ev3 is unable to obtain approval from the insurer to waive the pre-existing condition limitation, ev3 agrees that the pre-existing condition exclusion under its group medical plan will not apply to any Covered Employee who enrolls in the ev3 plan when first eligible and who has had coverage under any medical insurance policy (including the Applicable FoxHollow Plan providing group medical insurance) during the 12-month period prior to the date such Covered Employee enrolls in the ev3 group medical plan (without a break of coverage extending more than 63 days). If Covered Employees are transitioned from Applicable FoxHollow Plans providing group health plan coverage to Applicable ev3 Plans providing group health plan coverage prior to December 31, 2007, ev3 will provide credit under such Applicable ev3 Plans for any co-payments made and amounts credited towards deductibles and out-of-pocket maximums by Covered Employees (and their eligible dependents) under the Applicable FoxHollow Plans between October 1, 2007 and December 31, 2007; if such transition occurs in 2008, ev3 will provide credit under such Applicable ev3 Plans for any co-payments made and amounts credited towards deductibles and out-of-pocket maximums by Covered Employees (and their eligible dependents) under the Applicable FoxHollow Plans between January 1, 2008 and the date of such transition to the Applicable ev3 Plans.

(b) FoxHollow will cease contributions to and terminate each FoxHollow Benefit Plan qualified under Code Section 401(k) (the “FoxHollow 401(k) Plan”) and adopt written resolutions and a plan amendment terminating the FoxHollow 401(k) Plan, the form and substance of which shall be subject to ev3’s review and approval (which approval shall not be unreasonably withheld, conditioned or delayed), to terminate such FoxHollow 401(k) Plan and to fully (100%) vest all participants under said FoxHollow 401(k) Plan, such termination and vesting to be effective no later than one business day preceding the Closing Date; provided, however, that such FoxHollow 401(k) Plan termination may be made contingent upon the consummation of the transactions contemplated by this Agreement, and provided further that FoxHollow makes final matching and 401(k) contributions or any corrective contributions required by Applicable Law to the FoxHollow 401(k) Plan that is attributable to contributions that accrued prior to or are based on compensation earned prior to the Closing Date. Covered Employees who are participants in the FoxHollow 401(k) Plan will be allowed to rollover their distributions (including any outstanding plan loan that is not in default) from the FoxHollow 401(k) Plan into the ev3 401(k) Plan.

(c) With respect to the Converted Options, FoxHollow will not take any action to accelerate the vesting of any such options beyond what is contractually provided as of the date of this Agreement (except as otherwise provided in Section 3.1(i) of the FoxHollow Disclosure Schedule), and will take any action that it is permitted to take so that the vesting of such options is not accelerated.

(d) Nothing in this Section 5.9 shall be treated as an amendment of any Applicable FoxHollow Plan or any Applicable ev3 Plan (or an undertaking to amend any such plan), (ii) nothing in this Section 5.9 will prohibit ev3 from amending, modifying or terminating any Applicable FoxHollow Plan after the Effective Time or Applicable ev3 Plan pursuant to, and in accordance with, the terms thereof, and (iii) nothing in this Section 5.9 shall confer any rights or benefits on any person other than FoxHollow and ev3. Notwithstanding the foregoing, ev3 shall, or shall cause the Surviving Corporation to, honor, in accordance with their terms as in effect immediately prior to the Effective Time, the change of control severance agreements between FoxHollow and any officer or employee thereof (individually and collectively referred to herein as the “Executives”) and are set forth in Section 5.9(d) of the FoxHollow Disclosure Schedule. The obligations pursuant to the preceding sentence shall not be terminated, amended, or otherwise modified in such a manner as to adversely affect any Executive (and his or her heirs and representatives) without the prior written consent of such affected Executive.

5.10 Section 16 Matters.  Assuming that FoxHollow delivers to ev3 the Section 16 Information (as defined below) reasonably in advance of the Effective Time, the ev3 Board, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the Insiders (as defined below) of ev3 Common Stock in exchange for shares of FoxHollow Common Stock, the receipt of Converted Options in exchange for FoxHollow Options, and the receipt of Converted Stock Awards in exchange for FoxHollow Stock Awards, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by FoxHollow to ev3 prior to the Effective Time, is intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. “Section 16 Information” shall mean information accurate in all material respects regarding the Insiders, the number of shares of the capital stock held by each such Insider, and the number and description of options, stock appreciation rights, restricted shares and other stock-based awards held by each such Insider. “Insiders” shall mean those officers and directors of FoxHollow who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

5.11 Fees and Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except as otherwise provided in Section 7.3 and except that (a) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, any and all property or transfer taxes imposed on the parties hereto in connection with the Merger, (b) expenses incurred in connection with filing, printing and mailing the Information/Proxy Statement-Prospectus and the Form S-4 shall be shared equally by ev3 and FoxHollow and (c) the HSR filing fee shall be borne 60% by ev3 and 40% by FoxHollow.

5.12 Governance.

(a) On or prior to the Effective Time, ev3’s Board of Directors shall take such actions as are necessary to cause the following to occur as of the Effective Time (i) creation of the position of Chairman of the Board of Directors, (ii) appointment of a Chairman of the Board, who shall be the current Chief Executive Officer of ev3; (iii) appointment of the current Chief Executive Officer of FoxHollow as the Chief Scientist of ev3, and (iv) the number of directors that shall comprise the Board of Directors of ev3 at the Effective Time to be ten (10) persons. Immediately following the Effective Time, the Board of Directors of ev3 shall consist of six (6) members selected by ev3, who shall be the persons named in Section 5.12(a) of the ev3 Disclosure Schedule, and four (4) members selected by FoxHollow, who shall be the persons named in Section 5.12(a) of the FoxHollow Disclosure Schedule. After the Effective Time, the directors of ev3 that are independent directors pursuant to the Nasdaq Marketplace Rules in effect from time to time (the “Independent Directors”)

shall have regularly scheduled meetings at which only Independent Directors are present. The Independent Directors shall appoint a lead director to call and lead such meetings.

(b) On or prior to the Effective Time, the ev3 Board of Directors shall take such actions as are necessary to establish three standing committees as of the Effective Time, each with three (3) members: a Nominating and Corporate Governance Committee, an Audit Committee and a Compensation Committee. Each member of the Nominating and Corporate Governance Committee, Audit Committee and Compensation Committee shall qualify as an Independent Director at all times that ev3 Common Stock is listed on Nasdaq. Each of these committees shall include two members designated by ev3 (one of whom shall be designated by ev3 as the chair of the committee) and one member designated by FoxHollow.

(c) As soon as practicable after the date hereof, the parties shall create a joint business integration committee (the “Integration Committee”). The Integration Committee shall consist of three (3) representatives designated by FoxHollow and four (4) representatives designated by ev3. The Chief Executive Officer of ev3 shall be one of the ev3 representatives and shall be chair of the Integration Committee. The Integration Committee shall be responsible for organizing, developing, managing and implementing a plan for the prompt and efficient integration of the business organizations of ev3 and FoxHollow and their respective Subsidiaries, subject to the requirement that control of the management, properties and assets of ev3 and FoxHollow, as set forth in this Agreement, shall at all times prior to the Effective Time remain under the control of their respective boards of directors, and after the Effective Time shall be under the control of the ev3 Board. The Integration Committee shall report its findings and make recommendations to the board of directors of each of ev3 and FoxHollow with respect to integration matters.

5.13 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, ev3 shall, and shall cause the Surviving Corporation to, to the fullest extent permitted by Applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of FoxHollow or any of its Subsidiaries (the “FoxHollow Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of FoxHollow or any Subsidiary of FoxHollow, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby).

(b) For a period of six (6) years after the Effective Time, ev3 shall, and shall cause the Surviving Corporation and its Subsidiaries to, maintain in effect, honor and fulfill in all respects the obligations of FoxHollow and its Subsidiaries under any and all indemnification agreements in effect immediately prior to the Effective Time between FoxHollow or any of its Subsidiaries and any of the FoxHollow Indemnified Parities and shall not amend, terminate or otherwise modify any such agreements. In addition, for a period of six (6) years following the Effective Time, ev3 shall, and shall cause the Surviving Corporation and its Subsidiaries to, cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of FoxHollow and its Subsidiaries immediately prior to the Effective Time, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by Applicable Law.

(c) For a period of six years after the Effective Time, ev3 shall, and shall cause the Surviving Corporation and its Subsidiaries to, maintain in effect, the current policies of directors’ and officers’ liability insurance maintained by FoxHollow (the “D&O Policy”) (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby); provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such D&O Policy to the extent such premiums exceed 250% of the premiums paid as of the date hereof by FoxHollow for such D&O Policy (“FoxHollow’s Current Premium”), and if such premiums for such D&O Policy would at any time exceed 250% of FoxHollow’s Current Premium, then the Surviving Corporation shall cause to be maintained policies of D&O Policy which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to 250% of FoxHollow’s Current Premium. Prior to the Effective Time, notwithstanding anything to the contrary in this Agreement, in lieu of its obligations under the first sentence of this Section 5.13(c), ev3 may purchase a six-year “tail” prepaid policy on the D&O Policy on terms and conditions no less advantageous than such policy, and in the event that ev3 shall purchase such a “tail” policy prior to the Effective Time, ev3 and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of ev3 and the Surviving Corporation under the first sentence of this Section 5.13(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d) The Surviving Corporation shall pay (as incurred) all expenses, including reasonable fees and expenses of counsel, which an indemnified person may incur in enforcing the indemnity and other obligations provided for in this Section 5.13.

(e) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.13.

(f) The obligations under this Section 5.13 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any FoxHollow Indemnified Party (or any other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 5.13(c) (and their heirs and representatives)) without the prior written consent of such affected FoxHollow Indemnified Party or other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 5.13(c) (and their heirs and representatives). Each of the FoxHollow Indemnified Parties or other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 5.13(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 5.13, with full rights of enforcement as if a party hereto or thereto. The rights of the FoxHollow Indemnified Parties (and other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 5.13(c) (and their heirs and representatives)) under this Section 5.13 shall be in addition to, and not in substitution for, any other rights to indemnification or contribution that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification and other agreements of or entered into by the FoxHollow or any of its Subsidiaries, or applicable legal requirements (whether at law or in equity). ev3 shall pay all reasonable expenses that may be incurred by the FoxHollow Indemnified Parties in enforcing the indemnity and other obligations provided in this Section 5.13, provided that such FoxHollow Indemnified Party is successful in enforcing any such claim.

5.14 Public Announcements.  ev3, Merger Co. and FoxHollow shall use reasonable best efforts (i) to develop a joint communications plan, (ii) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except in respect of any announcement required by Applicable Law or by obligations pursuant to any listing agreement with or rules of Nasdaq in which it is impracticable to consult with each other as contemplated by this clause (iii), to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Information/Proxy Statement-Prospectus in accordance with the provisions of Section 5.6 or as otherwise permitted under Section 4.3, no party shall issue any press release or otherwise make any public announcement regarding the transactions contemplated hereby or any party hereto without the consent of such party, which consent shall not be unreasonably withheld, conditioned or delayed.

5.15 Form S-8. ev3 agrees to file a registration statement on Form S-8 for the shares of ev3 Common Stock issuable with respect to assumed FoxHollow Stock Awards promptly, but in no event later than five (5) Business Days, following the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any such FoxHollow Stock Awards remain outstanding.

5.16 Filing of ev3 Charter Amendment.  ev3 agrees that it shall file the ev3 Charter Amendment to be effective immediately prior to the Effective Time, unless this Agreement is terminated in accordance with Article VIII.

5.17 Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall use reasonable best efforts to take all such necessary action.

ARTICLE VI.

Conditions Precedent

6.1 Conditions to Each Party’s Obligation To Effect the Merger.   The respective obligation of each of the parties to effect the Merger shall be subject to the satisfaction prior to the Closing of the following conditions:

(a) Stockholder Approval.  FoxHollow shall have obtained the Required FoxHollow Stockholder Vote.

(b) Nasdaq Listing.  The shares of (i) ev3 Common Stock to be issued in the Merger and (ii) ev3 Common Stock to be reserved for issuance upon exercise, vesting or payment under any Converted Equity Awards shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

(c) Requisite Regulatory Approvals.  The authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations of waiting periods required from, any Governmental Entity set forth in Section 6.1(c) of each of the FoxHollow Disclosure Schedule and the ev3 Disclosure Schedule shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”), and all such Requisite Regulatory Approvals shall be in full force and effect.

(d) Form S-4.  The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger in the United States or any foreign jurisdiction material to ev3 or FoxHollow shall be in effect. There shall not be any action taken, or any law, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity of competent jurisdiction in the United States or any foreign jurisdiction material to ev3 or FoxHollow that makes the consummation of the Merger illegal.

(f) Burdensome Condition.  There shall not be any pending or overtly threatened suit, action or proceeding asserted by any Governmental Entity seeking to require FoxHollow or ev3 to effect a Restricted Divestiture.

6.2 Conditions to Obligations of ev3.  The obligation of ev3 and Merger Co. to effect the Merger is subject to the satisfaction prior to the Closing of the following conditions unless waived by ev3:

(a) Representations and Warranties.

(i) The representation and warranties of FoxHollow set forth in Section 3.1(b) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of the specified date).

(ii) Each of the other representations and warranties of FoxHollow set forth in this Agreement (read without any materiality or material adverse effect qualifications, other than the representation set forth in Section 3.1(k)(ii) which shall be read with the material adverse effect qualification) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of the specified date), other than such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on FoxHollow, and ev3 shall have received a certificate signed on behalf of FoxHollow by an authorized executive officer of FoxHollow to such effect.

(b) Performance of Obligations of FoxHollow.  FoxHollow shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date, and ev3 shall have received a certificate signed on behalf of FoxHollow by an authorized executive officer of FoxHollow to such effect.

(c) Dissenting Shares.  The total number of Dissenting Shares shall not exceed ten percent (10%) of the issued and outstanding shares of FoxHollow Common Stock as of the Effective Time, and ev3 shall have received a certificate to such effect signed by the chief executive officer and chief financial officer of FoxHollow.

(d) Merck Consent.  Merck & Co., Inc. (“Merck”), which is a party to that certain Amended and Restated Collaboration and License Agreement (as may be amended from time to time, the “Collaboration Agreement”) dated as of September 26, 2006, by and between Merck and FoxHollow, shall have on the date hereof, in connection with its execution of the Voting Agreement, consented to the Merger and the other transactions contemplated by this Agreement and irrevocably waived its rights with respect to the transactions contemplated by this Agreement under Section 8.2.1(c) and Section 8.2.3 of the Collaboration Agreement.

(e) Tax Opinion.  ev3 shall have received the opinion of Oppenheimer Wolff & Donnelly LLP, counsel to ev3, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to ev3 shall be entitled to rely upon customary representations and assumptions provided by ev3, Merger Co. and FoxHollow that counsel to ev3 reasonably deems relevant.

6.3 Conditions to Obligations of FoxHollow.  The obligation of FoxHollow to effect the Merger is subject to the satisfaction prior to the Closing of the following conditions unless waived by FoxHollow:

(a) Representations and Warranties.

(i) The representation and warranties of ev3 set forth in Section 3.2(b) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of the specified date).

(ii) Each of the other representations and warranties of ev3 set forth in this Agreement (read without any materiality or material adverse effect qualifications, other than the representation set forth in Section 3.2(k)(ii) which shall be read with the material adverse effect qualification) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of the specified date), other than such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on ev3, and FoxHollow shall have received a certificate signed on behalf of FoxHollow by an authorized executive officer of ev3 to such effect.

(b) Performance of Obligations of ev3.  ev3 shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and FoxHollow shall have received a certificate signed on behalf of ev3 by an authorized executive officer of ev3 to such effect.

(c) Tax Opinion.  FoxHollow shall have received the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to FoxHollow, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to FoxHollow shall be entitled to rely upon customary representations and assumptions provided by ev3, Merger Co. and FoxHollow that counsel to FoxHollow reasonably deems relevant.

ARTICLE VII.

Termination and Amendment

7.1 Termination.  This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after any Required Stockholder Vote has been obtained:

(a) by mutual consent of ev3, Merger Co. and FoxHollow in a written instrument;

(b) by either ev3 or FoxHollow, upon written notice to the other party, if a Governmental Entity of competent jurisdiction that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable; or any Governmental Entity of competent jurisdiction in the United States or any foreign jurisdiction material to ev3 or FoxHollow shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to comply with Section 5.2 or any other provision of this Agreement has been a proximate cause of, or resulted in, such action;

(c) by either ev3 or FoxHollow if the Merger shall have not been consummated by January 31, 2008 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party hereto whose action or failure to fulfill any covenant or obligation under this Agreement has been a proximate cause of or resulted in any of the conditions to the consummation of the transactions contemplated hereby set forth in Article VI having failed to be satisfied or fulfilled on or prior to the Termination Date, and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement;

(d) by either ev3 or FoxHollow if the Required FoxHollow Stockholder Vote shall not have been obtained at the FoxHollow Stockholder Meeting (or any adjournment or postponement thereof) at which a vote was taken on the FoxHollow Stockholder Proposal.

(e) by either ev3 or FoxHollow, upon written notice to the other party, if there shall have been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of such other party, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in Section 6.2(a) or (b) or Section 6.3(a) or (b), as the case may be, and which breach has not been cured within thirty (30) days following written notice thereof to the breaching party; provided, however, that such cure period will be extended for such longer period (not to exceed the Termination Date) during which the breaching party exercises commercially reasonable efforts to cure; or

(f) by ev3 in the event that a Triggering Event shall have occurred with respect to FoxHollow. For all purposes of and under this Agreement, a “Triggering Event” shall be deemed to have occurred with respect to FoxHollow if, prior to the Effective Time, any of the following shall have occurred with respect to FoxHollow: (i) FoxHollow shall have failed to duly call, give notice of, convene and hold the FoxHollow Stockholder Meeting, or FoxHollow shall have failed to take a vote on the FoxHollow Stockholder Proposal at the FoxHollow Stockholder Meeting, all in accordance with Section 5.5; (ii) the FoxHollow Board or any committee thereof shall have for any reason effected a FoxHollow Board Recommendation Change; (iii) FoxHollow shall have failed to include FoxHollow Board Recommendation in the Information/Proxy Statement-Prospectus; (iv) the FoxHollow Board or any committee thereof shall have for any reason approved, or recommended that the FoxHollow Stockholders approve, any Acquisition Proposal other than the transactions contemplated by this Agreement (whether or not a Superior Proposal); (v) except for a confidentiality agreement expressly permitted by Section 5.1, FoxHollow shall have entered into a letter of intent, memorandum of understanding or other agreement accepting any Acquisition Proposal (whether or not a Superior Proposal); or (vi) an Acquisition Proposal (whether or not a Superior Proposal) shall have been made in respect of FoxHollow by a Person unaffiliated with ev3 and, within ten (10) Business Days after notice of such Acquisition Proposal is first published, sent or given to the FoxHollow Stockholders, and, if requested by ev3, FoxHollow shall not have sent to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, a statement unconditionally reaffirming the FoxHollow Board Recommendation, and unconditionally recommending that the stockholders of FoxHollow reject such Acquisition Proposal and not tender any shares of its capital stock into such Acquisition Proposal if made in the form of a tender or exchange offer.

7.2 Effect of Termination.  In the event of termination of this Agreement by either FoxHollow or ev3 as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of ev3 or FoxHollow or their respective officers or directors, except with respect to Section 5.1(b) (Access to Information; Confidentiality), Section 5.11 (Fees and Expenses), this Section 7.2 (Effect of Termination), Section 7.3 (Termination Fee) and Article VIII (General Provisions), which shall survive such termination and except that no party shall be relieved or released from any liabilities or damages arising out of its willful and material breach of this Agreement. The Confidentiality Agreement shall survive termination of this Agreement as provided therein.

7.3 Termination Fee.

(a) In the event that this Agreement is terminated by ev3 pursuant to 7.1(f), FoxHollow shall promptly, but in no event later than two (2) Business Days after the date of such termination, FoxHollow shall pay ev3 a fee equal to Thirty-One Million Dollars ($31 million) in immediately available funds (the “Termination Fee”);

(b) In the event that (i) after the date of this Agreement, an Acquisition Proposal shall have been made to FoxHollow or shall have been made directly to the stockholders of FoxHollow generally or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and (ii) this Agreement is terminated by ev3 or FoxHollow pursuant to Section 7.1(d), then FoxHollow shall pay to ev3 (x) Five Million Dollars ($5,000,000), which the parties agree shall be reasonable compensation for ev3’s expenses in connection with the Merger (the “Expense Reimbursement”) no later than two (2) Business Days after the date of such termination and (y) the Termination Fee less the Expense Reimbursement if within twelve (12) months following such termination FoxHollow enters into a definitive agreement with respect to, or consummates an Acquisition Transaction, which portion of the Termination Fee shall be paid to ev3 no later than two (2) Business Days after FoxHollow enters into such agreement or consummates such acquisition; provided, however that if at the time this Agreement is terminated pursuant to Section 7.1(d) a Triggering Event has occurred, such termination shall be deemed to be pursuant to Section 7.1(f), and Section 7.3(a) shall apply instead of this Section 7.3(b). For purposes of this Section 7.3, the term “Acquisition Transaction” shall mean any transaction described in the definition of “Acquisition Proposal” in Section 5.3(b) except that all references to “15%” shall be deemed references to “50%”.

(c) In the event that (i) after the date of this Agreement, an Acquisition Proposal shall have been made to FoxHollow or shall have been made directly to the stockholders of FoxHollow generally or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, (ii) this Agreement is terminated (A) by FoxHollow pursuant to Section 7.1(c) or (B) by ev3 pursuant to Section 7.1(e) and FoxHollow’s breach is willful and intentional and intended either (I) to solicit, initiate, encourage or facilitate or induce the making of an Acquisition Proposal, or (II) to cause ev3 to terminate this Agreement for a material breach of Section 5.2(a) or Section 5.6, and (iii) within twelve (12) months following such termination, FoxHollow enters into a definitive agreement with respect to, or consummates an Acquisition Transaction, then FoxHollow shall pay the Termination Fee to ev3 no later than two (2) Business Days after FoxHollow enters into such agreement or consummates such acquisition.

(d) In no event shall FoxHollow be required to pay the Termination Fee pursuant to this Section 7.3 on more than one occasion (except for the possible payment of the Termination Fee in two parts as provided in Section 7.3(b)).

(e) FoxHollow hereby acknowledges and agrees that the covenants and agreements set forth in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and, without these covenants and agreements, ev3 would not have entered into this Agreement. Accordingly, if FoxHollow shall fail to pay in a timely manner the amounts due pursuant to Sections 7.3(a), 7.3(b) or 7.3(c), and, in order to obtain such payment, ev3 shall make a claim that results in a judgment against FoxHollow, FoxHollow shall pay to ev3 its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Sections 7.3(a), 7.3(b) or 7.3(c), as the case may be, at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

7.4 Amendment.  This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with this Agreement by the stockholders of FoxHollow or of ev3, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.5 Extension; Waiver.  At any time prior to the Effective Time, the parties, by action taken or authorized by their respective boards of directors, may, to the extent permitted by Applicable Law, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

ARTICLE VIII.

General Provisions

8.1 Non-survival of Representations, Warranties and Agreements.   None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time.

8.2 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next day courier service, or (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) if to ev3 or Merger Co., to

ev3 Inc.
9600 54th Avenue North
Plymouth, MN 55442
Attention: Kevin M. Klemz, Esq.
Facsimile No.: (763) 398-7200

with a copy to

Oppenheimer Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402
Attention: Bruce A. Machmeier, Esq.
Facsimile No.: (612) 607-7100

and

(b) if to FoxHollow, to

FoxHollow Technologies, Inc.
740 Bay Road
Redwood City, CA 94063
Attention: John Simpson, M.D.
Facsimile No.: (650) 839-7920

with a copy to

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304

Attention:	Martin W. Korman, Esq.
Robert T. Ishii, Esq.
Philip Oettinger, Esq.
Facsimile No.: (650) 493-6811

8.3 Definitions; Interpretation.  Capitalized terms used herein have the meanings ascribed to them in the Sections cross-referenced in the “Index of Defined Terms” immediately following the “Table of Contents” or as otherwise set forth in this Agreement. When a reference is made in this Agreement to Sections or Schedules, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrase “made available” in this Agreement shall mean that the information referred to has been made available by the party to whom such information is to be made available. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Schedules hereto, and not to any particular provision of this Agreement. The word “or” shall be inclusive and not exclusive. Any pronoun shall include the corresponding masculine, feminine and neuter forms. The phrases “known” or “knowledge” mean, with respect to either party to this Agreement, the actual knowledge of such party’s executive officers or such party’s in-house legal counsel. The term “affiliate” has the meaning given to it in Rule 12b-2 of the Exchange Act.

8.4 Counterparts.  This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and this Agreement shall become effective when such counterparts have been signed by each of the parties and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

8.5 Entire Agreement; No Third Party Beneficiaries.  This Agreement (including the Voting Agreements and the other documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement and (b) except (A) as provided in Section 5.13 (which is intended for the benefit of only the persons specified therein) and (B) for the rights of FoxHollow stockholders to the Merger Consideration in accordance with Article II upon consummation of the Merger, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

8.6 Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof).

8.7 Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.8 Assignment.  Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.9 Submission to Jurisdiction.  Each party hereto irrevocably submits to the jurisdiction of the federal or state courts of the State of Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any federal or state court in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 8.9 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 8.9 shall not constitute a general consent to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section. The parties hereto agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

8.10 Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in the Section above, this being in addition to any other remedy to which they are entitled at law or in equity.

8.11 WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[signature page follows]

IN WITNESS WHEREOF, ev3 Inc., Foreigner Merger Sub, Inc. and FoxHollow Technologies, Inc. have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

ev3 Inc.

By:	/s/ Kevin M. Klemz
Name: Kevin M. Klemz

Title:	Vice President, Secretary and Chief Legal Officer

Foreigner Merger Sub, Inc.

By:	/s/ Kevin M. Klemz
Name: Kevin M. Klemz

Title:	Chief Executive Officer

FoxHollow Technologies, Inc.

By:	/s/ John Simpson, M.D.
Name: John Simpson, M.D.

Title:	Chief Executive Officer

ANNEX B

Voting Agreement

This Voting Agreement (this “Agreement”), is made and entered into as of July 21, 2007, by and between ev3 Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of FoxHollow Technologies, Inc., a Delaware corporation (the “Company”).

Recitals

A. Concurrently with the execution of this Agreement, Parent, Foreigner Merger Sub, Inc., a Delaware corporation and a wholly owned first-tier subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (such Merger, as contemplated by the Merger Agreement, being referred to as the “Merger”). Capitalized terms used but not defined herein shall have the meanings given to them in Annex A hereto.

B. Stockholder is the record and beneficial owner of such number of outstanding shares of Company Common Stock as is indicated on the signature pages to this Agreement.

C. Parent desires Stockholder to agree, and Stockholder is willing to agree, subject to the terms and conditions hereof, to vote the Shares (as defined in Section 1.1 below), so as to facilitate consummation of the Merger.

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

1. Voting of Shares.

1.1 Shares.  The term “Shares” shall mean all issued and outstanding shares of Company Common Stock owned of record and beneficially owned by Stockholder or over which Stockholder exercises sole voting power, in each case, as of the date of this Agreement. Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership or over which Stockholder exercises sole voting power after the date of this Agreement and prior to the termination of this Agreement pursuant to Section 4 below shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof.

1.2 Agreement to Vote Shares.  Stockholder hereby covenants and agrees that during the period commencing on the date hereof and continuing until this Agreement terminates pursuant to Section 4 hereof, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company, Stockholder shall appear at the meeting or otherwise cause any and all Shares to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) any and all Shares: (i) in favor of the Company Stockholder Proposal (to the extent it relates solely to the approval of the Merger and the Merger Agreement); and (ii) against any of the following (or any agreement to enter into, effect, facilitate or support any of the following): (A) any Acquisition Proposal; (B) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company; or (C) any amendment of the Company’s Certificate of Incorporation or Bylaws or any other proposal or transaction involving the Company, the purpose of which amendment or other proposal or transaction is to delay, prevent or nullify the Merger or the transaction contemplated by the Merger Agreement or change in any manner the voting rights of any capital stock of the Company (collectively, “Frustrating Transactions”). Stockholder further agrees not to enter into any written or oral agreement with any person or entity the effect of which would be inconsistent with or violative of any provision contained in this Section 1.2. Any vote by the Stockholder that is not in accordance with this Section 1.2 shall be considered null and void. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall be construed to limit or restrict any representative of Stockholder from acting in his or her capacity as a director of the Company or voting in Stockholder’s sole discretion on any matter other than those matters referred to in the first sentence of this Section 1.2.

1.3 Adjustments Upon Changes in Capitalization.  In the event of any change in the number of issued and outstanding shares of Company Common Stock by reason of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), combination, reorganization, recapitalization or other like change, conversion or exchange of shares, or any other change in the corporate or capital structure of the Company, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

2. Other Restrictions.

2.1 Transfers and Other Restrictions.  Stockholder represents, covenants and agrees that, except as contemplated by this Agreement: (i) Stockholder shall not, directly or indirectly, during the period commencing on the date hereof and continuing until this Agreement terminates pursuant to Section 4 hereof, (A) offer for sale or agree to sell, transfer, tender, assign, pledge, hypothecate or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to, or consent to, the offer for sale, sale, transfer, tender, pledge, hypothecation, encumbrance, assignment or other disposition of, or create any Lien of any nature whatsoever with respect to, any or all of the Shares or any interest therein or (B) take any action that could make any of its representations or warranties contained herein untrue or incorrect or could have the effect of preventing or disabling the Stockholder from performing any of its obligations hereunder; (ii) Stockholder shall not grant any proxy or power of attorney, or deposit any Shares into a voting trust or enter into a voting agreement or other arrangement, with respect to the voting of Shares (each a “Voting Proxy”); and (iii) Stockholder has not granted, entered into or otherwise created any Voting Proxy which is currently (or which will hereafter become) effective, and if any Voting Proxy has been created, such Voting Proxy is hereby revoked.

2.2 No Press Releases.  The Stockholder shall not, nor shall the Stockholder authorize or permit any investment banker, attorney or other adviser or representative of the Stockholder to, issue any press release or make any other public statement with respect to this Agreement, the Merger Agreement, the Merger or any related transactions without the prior written consent of Parent, except as may be required by Applicable Law.

2.3 No Appraisal Rights.  The Stockholder hereby waives, and agrees not to exercise or assent to, any appraisal rights under Section 262 in connection with the Merger.

3. Representations and Warranties of Stockholder.  Stockholder represents and warrants to Parent that:

3.1 Authority; Validity.  Stockholder has all requisite capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Stockholder. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity. No consent, approval, order, authorization or permit of, or registration, declaration or filing with, or notification to, any Governmental Entity is required to be obtained or made by or with respect to the Stockholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with and filings under the HSR Act, if applicable to the Stockholder’s receipt in the Merger of Parent Common Stock, and (ii) such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby. If this Agreement is being executed in a representative or fiduciary capacity with respect to Stockholder, the person signing this Agreement has full power and authority to enter into and perform this Agreement.

3.2 Non-Contravention.  The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, contravene, conflict with, or result in any violation of, breach of or default by (with or without notice or lapse of time, or both) Stockholder under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien (other than pursuant to this Agreement) upon any of the properties or assets of Stockholder under, any provision of (i) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Stockholder or (ii) any judgment, order, decree, statute, law, ordinance, injunction, rule or regulation applicable to Stockholder or any of Stockholder’s properties or assets, other than any such conflicts, violations, defaults, rights, or Liens that, individually or in the aggregate, would not impair the ability of Stockholder to perform Stockholder’s obligations hereunder or prevent, limit or restrict in any respect the consummation of any of the transactions contemplated hereby. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Stockholder is settlor or trustee or any other person or entity, including any Governmental Entity, whose consent, approval, order or authorization is required by or with respect to Stockholder for the execution, delivery and performance of this Agreement by Stockholder or the consummation by Stockholder of the transactions contemplated hereby.

3.3 Title.  As of the date hereof, Stockholder is the record and beneficial owner of and has good and marketable title to the shares of Company Common Stock indicated on the signature pages hereto, free and clear of any Liens

3.4 Power.  Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 and Section 2 hereof and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights.

4. Effectiveness; Termination; No Survival.  This Agreement shall become effective upon its execution by Stockholder and Parent. This Agreement may be terminated at any time by mutual written consent of Stockholder and Parent. This Agreement, and the obligations of Stockholder hereunder, including, without limitation, Stockholder’s obligations under Section 1 and Section 2 above, shall terminate, without any action by the parties hereto, upon the earlier to occur of the following: (i) the Effective Time; (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof; and (iii) the entry by the Company into any amendment or modification to the Merger Agreement that materially and adversely affects Stockholder that has not been previously approved in writing by Stockholder, provided that, Section 6 shall survive a termination of this Agreement under clause (i) above. Nothing in this Section 4 shall relieve any party of liability for breach of this Agreement.

5. Further Assurances.  Subject to the terms of this Agreement, from time to time, Stockholder shall execute and deliver such additional documents and use commercially reasonable efforts to take, or cause to be taken, all such further actions, and to do or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

6. Miscellaneous.

6.1 Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

6.2 Binding Effect and Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. Any purported assignment in violation of this Section 6.2 shall be void.

6.3 Amendments and Modification.  This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

6.4 Specific Performance; Injunctive Relief; Attorneys Fees.  The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Stockholder hereby irrevocably and unconditionally waives any objection to Parent seeking so to enforce such covenants and agreements by specific performance, injunctive relief and other means. If any action, suit or other proceeding (whether at law, in equity or otherwise) is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover, in addition to any other remedy granted to such party therein, all such party’s costs and attorneys fees incurred in connection with the prosecution or defense of such action, suit or other proceeding.

6.5 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given upon delivery either personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

if to Parent, to:

ev3 Inc.
9600 54th Avenue North, Suite 100
Plymouth, MN 55442-21111
Facsimile: (763) 398-7200
Attention: Kevin M. Klemz, Vice President, Secretary and Chief Legal Officer

with copies to:

Oppenheimer Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402
Facsimile: (612) 607-7100
Attention: Bruce A. Machmeier, Esq.

if to Stockholder, at its address set forth on the signature pages hereto, with a copy (which shall not constitute notice) to each of:

FoxHollow Technologies, Inc.
740 Bay Road
Redwood City, CA 94063-2469
Facsimile: (650) 839-7920
Attention: John Simpson, M.D.

and

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Facsimile: (650) 493-6811

Attention:	Martin W. Korman, Esq.
Robert T. Ishii, Esq.
Philip Oettinger, Esq.

6.6 Governing Law; Submission to Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the United States of America located in the State of Delaware for any actions, suits or proceedings arising out of or relating to this Agreement (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice or document by U.S. certified mail shall be effective service of process for any action, suit or proceeding brought against the parties in any such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in the courts of the United States of America located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

6.7 Entire Agreement; No Third Party Beneficiaries.  This Agreement and the Waiver, Consent and Assumption Agreement constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof and is not intended to convey upon any Person other than the parties hereto any rights or remedies hereunder.

6.8 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.9 Captions.  The captions to sections of this Agreement have been inserted only for identification and reference purposes and shall not be used to construe or interpret this Agreement.

6.10 Stockholder Capacity.  Stockholder has executed this Agreement solely in its capacity as the record and/or beneficial holder of Shares.

[signature page follows]

In Witness Whereof, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

EV3 Inc.

By:	/s/ Kevin M. Klemz

Name: Kevin M. Klemz Title:	Vice President, Secretary and Chief Legal Officer

Stockholder:

MERCK & CO., INC.

By:	/s/ Judy C. Lewent
Name: Judy C. Lewent

Title:	Executive Vice President and Chief Financial Officer

Stockholder’s Address for Notice:

One Merck Drive
P.O. Box 100, WS3A-65
Whitehouse Station, NJ 08889-0100
Attention: Office of Secretary
Facsimile No.: (908) 735-1246

Outstanding Shares of Company Common Stock Beneficially Owned by Stockholder:

3,206,318

Options, Warrants or Rights to purchase Company Common Stock Beneficially Owned by Stockholder:

0

ANNEX C

FORM OF VOTING AGREEMENT

This Voting Agreement (this “Agreement”), is made and entered into as of July 21, 2007, by and between ev3 Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of FoxHollow Technologies, Inc., a Delaware corporation (the “Company”).

Recitals

A. Concurrently with the execution of this Agreement, Parent, Foreigner Merger Sub, Inc., a Delaware corporation and a wholly owned first-tier subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement.

B. Stockholder is the record and beneficial owner of such number of outstanding shares of Company Common Stock as is indicated on the signature pages to this Agreement.

C. As a material inducement to enter into the Merger Agreement, Parent desires Stockholder to agree, and Stockholder is willing to agree, to vote the Shares (as defined in Section 1.1 below), and such other shares of capital stock of the Company over which Stockholder has voting power, so as to facilitate consummation of the Merger.

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

1. Voting of Shares.

1.1 Shares.  The term “Shares” shall mean all issued and outstanding shares of Company Common Stock owned of record and beneficially owned by Stockholder or over which Stockholder exercises sole voting power, in each case, as of the date of this Agreement. Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership or over which Stockholder exercises sole voting power after the date of this Agreement and prior to the termination of this Agreement pursuant to Section 4 below shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof.

1.2 Agreement to Vote Shares.  Stockholder hereby covenants and agrees that during the period commencing on the date hereof and continuing until this Agreement terminates pursuant to Section 4 hereof, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company, Stockholder shall appear at the meeting or otherwise cause any and all Shares to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) any and all Shares: (i) in favor of the Company Stockholder Proposal (which includes approval of the Merger and the Merger Agreement); and (ii) against any of the following (or any agreement to enter into, effect, facilitate or support any of the following): (A) any Acquisition Proposal; (B) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company; or (C) any amendment of the Company’s Certificate of Incorporation or Bylaws or any other proposal or transaction involving the Company, the purpose of which amendment or other proposal or transaction is to delay, prevent or nullify the Merger or the transaction contemplated by the Merger Agreement or change in any manner the voting rights of any capital stock of the Company (collectively, “Frustrating Transactions”). Stockholder further agrees not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of any provision contained in this Section 1.2. Any vote by the Stockholder that is not in accordance with this Section 1.2 shall be considered null and void, and the provisions of Section 1.3 shall be deemed to take immediate effect. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall be construed to limit or restrict Stockholder from acting in his or her capacity as a director of the Company or voting in Stockholder’s sole discretion on any matter other than those matters referred to in the first sentence of this Section 1.2.

1.3 Irrevocable Proxy.  The Stockholder hereby irrevocably grants to, and appoints, Parent and any designee of Parent, and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution and resubstitution), for and in the name, place and stead of the Stockholder, to vote the Shares of the Stockholder, or grant a consent or approval in respect of the Shares of the Stockholder in a manner consistent with Section 1.2. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.3 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder agrees that this proxy shall be irrevocable during the term of this Agreement and is coupled with an interest sufficient at law to support an irrevocable proxy and given to Parent as an inducement to enter into the Merger Agreement and, to the extent permitted under applicable law, shall be valid and binding on any person to whom a Stockholder may transfer any of his, her or its Shares in breach of this Agreement. The Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Stockholder and any obligation of the Stockholder under this Agreement shall be binding upon the heirs, personal representatives, successors and assigns of the Stockholder. Notwithstanding anything to the contrary herein, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement pursuant to Section 4 hereof.

1.4 Adjustments Upon Changes in Capitalization.  In the event of any change in the number of issued and outstanding shares of Company Common Stock by reason of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), combination, reorganization, recapitalization or other like change, conversion or exchange of shares, or any other change in the corporate or capital structure of the Company, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

2. Other Restrictions.

2.1 Transfers and Other Restrictions.  Stockholder represents, covenants and agrees that, except as contemplated by this Agreement: (i) Stockholder shall not, directly or indirectly, during the period commencing on the date hereof and continuing until this Agreement terminates pursuant to Section 4 hereof, (A) offer for sale or agree to sell, transfer, tender, assign, pledge, hypothecate or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to, or consent to, the offer for sale, sale, transfer, tender, pledge, hypothecation, encumbrance, assignment or other disposition of, or create any Lien of any nature whatsoever with respect to, any or all of the Shares or any interest therein (each such transaction, a “Transfer”); provided, however, that nothing in this Section 2.1 shall prevent or prohibit Stockholder from a Transfer or Transfers of Shares pursuant to Rule 144 of the Securities Act of 1933, as amended, during the period commencing on the date hereof and continuing until this Agreement terminates pursuant to Section 4 hereof; provided further, that with respect to Shares held by John B. Simpson and his affiliates (“Simpson”), nothing in this Section 2.1 shall prevent or prohibit Simpson from a Transfer or Transfers of Shares pursuant to the 10b5-1 trading plans (the “Plans”) in effect on the date hereof and continuing until this Agreement terminates pursuant to Section 4 hereof, provided that any such Transfer is made pursuant to Rule 144 and that Simpson does not modify or amend the Plans as a part of a plan or scheme to evade the prohibitions set forth in this Agreement; or (B) take any action that could make any of its representations or warranties contained herein untrue or incorrect or could have the effect of preventing or disabling the Stockholder from performing any of its obligations hereunder; (ii) Stockholder shall not grant any proxy or power of attorney, or deposit any Shares into a voting trust or enter into a voting agreement or other arrangement, with respect to the voting of Shares (each a “Voting Proxy”) except as provided by this Agreement; and (iii) Stockholder has not granted, entered into or otherwise created any Voting Proxy which is currently (or which will hereafter become) effective, and if any Voting Proxy has been created, such Voting Proxy is hereby revoked.

2.2 No Appraisal Rights.  The Stockholder hereby waives, and agrees not to exercise or assent to, any appraisal rights under Section 262 in connection with the Merger.

3. Representations and Warranties of Stockholder.  Stockholder represents and warrants to Parent that:

3.1 Authority; Validity.  Stockholder has all requisite capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Stockholder. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity. No consent, approval, order, authorization or permit of, or registration, declaration or filing with, or notification to, any Governmental Entity is required to be obtained or made by or with respect to the Stockholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with and filings under the HSR Act, if applicable to the Stockholder’s receipt in the Merger of Parent Common Stock, and (ii) such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby. If this Agreement is being executed in a representative or fiduciary capacity with respect to Stockholder, the person signing this Agreement has full power and authority to enter into and perform this Agreement.

3.2 Non-Contravention.  The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, contravene, conflict with, or result in any violation of, breach of or default by (with or without notice or lapse of time, or both) Stockholder under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien (other than pursuant to this Agreement) upon any of the properties or assets of Stockholder under, any provision of (i) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Stockholder or (ii) any judgment, order, decree, statute, law, ordinance, injunction, rule or regulation applicable to Stockholder or any of Stockholder’s properties or assets, other than any such conflicts, violations, defaults, rights, or Liens that, individually or in the aggregate, would not impair the ability of Stockholder to perform Stockholder’s obligations hereunder or prevent, limit or restrict in any respect the consummation of any of the transactions contemplated hereby. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Stockholder is settlor or trustee or any other person or entity, including any Governmental Entity, whose consent, approval, order or authorization is required by or with respect to Stockholder for the execution, delivery and performance of this Agreement by Stockholder or the consummation by Stockholder of the transactions contemplated hereby.

3.3 Title.  As of the date hereof, Stockholder is the record and beneficial owner of and has good and marketable title to the shares of Company Common Stock indicated on the signature pages hereto, free and clear of any Liens. The number of Shares set forth on the signature pages hereto are the only Shares owned of record or beneficially owned by Stockholder or over which Stockholder exercises sole voting power and, except as set forth on such signature pages, Stockholder holds no options or warrants to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has no other interest in or voting rights with respect to any securities of the Company.

3.4 Power.  Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 and Section 2 hereof and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights.

3.5 Absence of Litigation.  As of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation pending or, to the knowledge of the Stockholder, threatened against the Stockholder, or any property or asset of the Stockholder, before any Governmental Entity that seeks to delay or prevent the consummation of the Merger or of the transactions contemplated by the Merger Agreement.

4. Effectiveness; Termination; No Survival.  This Agreement shall become effective upon its execution by Stockholder and Parent. This Agreement may be terminated at any time by mutual written consent of Stockholder and Parent. This Agreement, and the obligations of Stockholder hereunder, including, without limitation, Stockholder’s obligations under Section 1 and Section 2 above, shall terminate, without any action by the parties hereto, upon the earlier to occur of the following: (i) the Effective Time; and (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof. Nothing in this Section 4 shall relieve any party of liability for breach of this Agreement.

5. Further Assurances.  Subject to the terms of this Agreement, from time to time, Stockholder shall execute and deliver such additional documents and use commercially reasonable efforts to take, or cause to be taken, all such further actions, and to do or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

6. Miscellaneous.

6.1 Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

6.2 Binding Effect and Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. Any purported assignment in violation of this Section 6.2 shall be void.

6.3 Amendments and Modification.  This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

6.4 Specific Performance; Injunctive Relief; Attorneys Fees.  The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Stockholder hereby irrevocably and unconditionally waives any objection to Parent seeking so to enforce such covenants and agreements by specific performance, injunctive relief and other means. If any action, suit or other proceeding (whether at law, in equity or otherwise) is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover, in addition to any other remedy granted to such party therein, all such party’s costs and attorneys fees incurred in connection with the prosecution or defense of such action, suit or other proceeding.

6.5 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given upon delivery either personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

if to Parent, to:

ev3 Inc.
9600 54th Avenue North, Suite 100
Plymouth, MN 55442
Facsimile: (763) 398-7200
Attention: Kevin Klemz

with copies to:

Oppenheimer Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402
Facsimile: (612) 607-7100
Attention: Bruce A. Machmeier, Esq.

if to Stockholder, at its address set forth on the signature pages hereto, with a copy (which shall not constitute notice) to each of:

FoxHollow Technologies, Inc.
740 Bay Road
Redwood City, CA 94063
Facsimile: (650) 839-7920
Attention: John Simpson, M.D.

and

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Facsimile: (650) 493-6811

Attention:	Martin W. Korman, Esq.
Robert T. Ishii, Esq.
Philip Oettinger, Esq.

6.6 Governing Law; Submission to Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the United States of America located in the State of Delaware for any actions, suits or proceedings arising out of or relating to this Agreement (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice or document by U.S. certified mail shall be effective service of process for any action, suit or proceeding brought against the parties in any such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in the courts of the United States of America located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

6.7 Entire Agreement.  The Merger Agreement and this Agreement constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

6.8 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.9 Captions.  The captions to sections of this Agreement have been inserted only for identification and reference purposes and shall not be used to construe or interpret this Agreement.

6.10 Stockholder Capacity.  Stockholder has executed this Agreement solely in its capacity as the record and/or beneficial holder of Shares.

[signature page follows]

In Witness Whereof, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

ev3 Inc.

By:
Name:

Title:

Stockholder:

(Stockholder Name)

By:
Name:

Title:

Stockholder’s Address for Notice:

Attention:

Outstanding Shares of Company Common Stock Beneficially Owned by Stockholder:

Options, Warrants or Rights to purchase Company Common Stock Beneficially Owned by Stockholder:

ANNEX D

[LETTERHEAD OF BANC OF AMERICA SECURITIES LLC]

July 20, 2007

Board of Directors
ev3 Inc.
9600 54th Avenue North, Suite 100
Plymouth, Minnesota 55442

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to ev3 Inc. (“ev3”) of the Consideration (as defined below) to be paid by ev3 pursuant to an Agreement and Plan of Merger to be entered into among ev3, Foreigner Merger Sub, Inc., a wholly owned subsidiary of ev3 (“Merger Sub”), and FoxHollow Technologies, Inc. (“FoxHollow” and, such agreement, the “Agreement”). As more fully described in the Agreement, ev3 will acquire FoxHollow through the merger of Merger Sub with and into FoxHollow (the “Merger”) pursuant to which each outstanding share of the common stock, par value $0.001 per share, of FoxHollow (“FoxHollow Common Stock”) will be converted into the right to receive, at the option of the holder thereof and subject to certain limitations and proration procedures set forth in the Agreement (as to which we express no opinion), either (i) $25.92 in cash (such cash amount, the “Cash Election Consideration”), (ii) 1.62 shares of the common stock, par value $0.01 per share, of ev3 (“ev3 Common Stock”) (such number of shares, the “Stock Election Consideration”) or (iii) a combination of (x) $2.75 in cash and (y) 1.45 shares of ev3 Common Stock (such combination of cash and stock, together with the Cash Election Consideration and the Stock Election Consideration, the “Consideration”); provided that, as set forth in the Agreement, the cash portion of the aggregate consideration to be paid by ev3 in the Merger for outstanding shares of FoxHollow Common Stock will equal the product of $2.75 and the total number of such shares immediately prior to the effective time of the Merger. The terms and conditions of the Merger are more fully set forth in the Agreement.

In connection with rendering our opinion, we have:

(i) reviewed certain publicly available financial statements and other business and financial information of FoxHollow and ev3, respectively;

(ii) reviewed certain internal financial statements and other financial and operating data concerning FoxHollow and ev3, respectively;

(iii) reviewed certain financial forecasts relating to FoxHollow prepared by the management of FoxHollow (the “FoxHollow Forecasts”) and certain adjustments thereto prepared by the management of ev3 (such adjusted forecasts, the “Adjusted FoxHollow Forecasts”), and discussed with the management of ev3 its assessments as to the relative likelihood of achieving the future financial results reflected in the FoxHollow Forecasts and the Adjusted FoxHollow Forecasts;

(iv) reviewed certain financial forecasts relating to ev3 prepared by the management of ev3 (the “ev3 Forecasts”);

(v) reviewed and discussed with senior executives of ev3 information relating to certain revenue enhancements and cost savings (collectively, the “Synergies”) expected by the management of ev3 to result from the Merger;

(vi) discussed the past and current operations, financial condition and prospects of FoxHollow with senior executives of ev3 and FoxHollow, and discussed the past and current operations, financial condition and prospects of ev3 with senior executives of ev3;

(vii) discussed with the management of ev3 its assessments as to FoxHollow’s existing and future relationship, agreements and arrangements with Merck & Co., Inc. (“Merck”), and ev3’s ability to maintain such relationship, agreements and arrangements;

Board of Directors
ev3 Inc.
July 20, 2007

(viii) reviewed the reported prices for FoxHollow Common Stock and ev3 Common Stock, individually and in comparison with one another;

(ix) reviewed the potential pro forma financial impact of the Merger on the future financial performance of ev3, including the potential effect on ev3’s estimated earnings per share;

(x) compared the financial performance of FoxHollow and ev3, respectively, with that of certain other publicly traded companies we deemed relevant;

(xi) compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

(xii) reviewed the relative contributions of FoxHollow and ev3 to certain financial data of the combined company;

(xiii) participated in discussions and negotiations among representatives of ev3, FoxHollow and their respective advisors;

(xiv) reviewed a draft of the Agreement as of July 20, 2007 (the “Draft Agreement”); and

(xv) performed such other analyses and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us. With respect to the FoxHollow Forecasts, we have assumed, upon the advice of FoxHollow, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of FoxHollow as to the future financial performance of FoxHollow. With respect to the Adjusted FoxHollow Forecasts, the ev3 Forecasts and the Synergies, we have assumed, at the direction of ev3, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of ev3 as to the future financial performance of FoxHollow and ev3 and the other matters covered thereby and, based on the assessments of the management of ev3 as to the relative likelihood of achieving the future financial results reflected in the FoxHollow Forecasts and the Adjusted FoxHollow Forecasts, we have relied, at the direction of ev3, on the Adjusted FoxHollow Forecasts in performing our analyses. In addition, we have assumed, at the direction of ev3, that the Synergies will be realized in the amounts and at the times projected.

We have relied, at the direction of ev3, upon the assessments of the management of ev3 as to FoxHollow’s existing and future relationship, agreements and arrangements with Merck, and ev3’s ability to maintain such relationship, agreements and arrangements, and have assumed, at the direction of ev3, that the Merger will not adversely impact such relationship, agreements and arrangements. We have not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of FoxHollow or ev3, nor have we been furnished with any such valuations or appraisals. We have assumed, at the direction of ev3, that the Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, at the direction of ev3, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us and further have assumed, with the consent of ev3, that the Merger will be consummated as provided in the Draft Agreement with full satisfaction of all covenants and conditions set forth in the Agreement and without any waivers thereof. In addition, we have assumed, with the consent of ev3, that all governmental and third party consents, approvals and agreements necessary for the consummation of the Merger will be obtained without any adverse effect on ev3, FoxHollow or the contemplated benefits of the Merger to ev3.

Board of Directors
ev3 Inc.
July 20, 2007

We express no view or opinion as to any terms or aspects of the Merger (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Consideration. In addition, no view or opinion is expressed as to the relative merits of the Merger in comparison to other transactions available to ev3 or in which ev3 might engage or as to whether any transaction might be more favorable to ev3 as an alternative to the Merger, nor are we expressing any opinion as to the underlying business decision of the Board of Directors of ev3 to proceed with or effect the Merger. We are not expressing any opinion as to what the value of ev3 Common Stock actually will be when issued or the prices at which ev3 Common Stock or FoxHollow Common Stock may trade at any time.

We have acted as financial advisor to ev3 in connection with the Merger, for which services we will receive a fee, all of which (including the portion corresponding to the rendering of this opinion) is contingent upon the consummation of the Merger. We and certain of our affiliates have in the past provided, currently are providing, and in the future may provide financial advisory and financing services to ev3, its indirect majority stockholder, Warburg Pincus Equity Partners, L.P. (“Warburg Pincus”), and certain other affiliates and portfolio companies of Warburg Pincus (collectively with Warburg Pincus, the “Warburg Entities”), and have received and in the future may receive fees for the rendering of these services, including, among other things, having acted or currently acting as (i) joint book-running manager in connection with ev3’s initial public offering and a follow-on equity offering for ev3, (ii) joint lead arranger, lead manager, joint book-running manager and/or co-manager for certain debt and equity offerings by the Warburg Entities, (iii) financial advisor to the Warburg Entities in connection with certain mergers and acquisitions transactions, and (iv) syndication agent, administrative agent, arranger, book manager and lender for certain financings undertaken by the Warburg Entities either directly or as part of an investment group. In addition, we own less than 3% of the outstanding shares of ev3 Common Stock. Certain of our affiliates also hold minority investments in certain funds affiliated with or managed by Warburg Pincus. In the ordinary course of our business, we or our affiliates may actively trade or hold securities or loans of FoxHollow, ev3, Warburg Pincus and the Warburg Entities for our own accounts or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities or loans.

It is understood that this letter is for the benefit and use of the Board of Directors of ev3 in connection with and for purposes of its evaluation of the Merger. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid by ev3 in the proposed Merger is fair, from a financial point of view, to ev3.

Very truly yours,

/s/ Banc of America Securities LLC

BANC OF AMERICA SECURITIES LLC

ANNEX E

July 20, 2007
The Board of Directors
Foxhollow Technologies, Inc.
900 Chesapeake Drive
Redwood City, CA 94063-4727

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of FoxHollow Technologies, Inc. (the “Company”) of the aggregate consideration to be received by such holders in the proposed merger (the “Merger”) of the Company with a wholly owned subsidiary (“Merger Sub”) of ev3 Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, the Merger Partner and Merger Sub, the Company will become a wholly-owned subsidiary of the Merger Partner, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Merger Partner and its affiliates, will be converted into the right to receive, at the election of the holder thereof and subject to certain limitations and proration procedures set forth in the Agreement, either (i) the combination of 1.45 shares of the Merger Partner’s common stock, par value $0.01 per share (the “Merger Partner Common Stock”) and $2.75 per share in cash, without interest, (ii) $25.92 per share in cash, without interest, or (iii) 1.62 shares of Merger Partner Common Stock. The amounts set forth in (i), (ii) and (iii) of the immediately preceding sentence are collectively referred to herein as the “Consideration”.

In arriving at our opinion, we have (i) reviewed a draft of the Agreement dated July 19, 2007; (ii) reviewed certain publicly available business and financial information concerning the Company and the Merger Partner and the industries in which they operate; (iii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company and the Merger Partner with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Merger Partner Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and the Merger Partner relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Merger Partner with respect to certain aspects of the Merger, and the past and current business operations of the Company and the Merger Partner, the financial condition and future prospects and operations of the Company and the Merger Partner, the effects of the Merger on the financial condition and future prospects of the Company and the Merger Partner, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Merger Partner or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Merger Partner under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Merger Partner to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes, that the other transactions contemplated by the

E-1

Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all ways material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or the Merger Partner or on the contemplated benefits of the Merger.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the aggregate Consideration to be received by the holders of the Company Common Stock in the proposed Merger and we express no opinion as to the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger. We also express no opinion as to the relative value of the three alternatives with respect to the Consideration that the holders of the Company Common Stock may elect to receive. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Merger is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that we and our affiliates have in the past provided a variety of investment banking and commercial banking services to the Company and the Merger Partner and their respective affiliates (including the majority stockholder of the Merger Partner), and may continue to do so in the future. Such services have included acting as financial advisor in connection with various potential transactions undertaken by the Company and acting as a joint bookrunner for the Merger Partner’s follow-on offering of its common stock in April 2007. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the aggregate Consideration to be received by the holders of the Company Common Stock in the proposed Merger is fair, from a financial point of view, to such holders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger, which election such shareholders should make with respect to the Consideration, or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES INC.

J.P. Morgan Securities Inc.

E-2

ANNEX F

July 20, 2007

Board of Directors
FoxHollow Technologies, Inc.
740 Bay Road
Redwood City, CA 94063

Ladies and Gentlemen:

We understand that FoxHollow Technologies, Inc., a Delaware corporation (“Seller”), ev3 Inc., a Delaware corporation (“Buyer”), and Foreigner Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Buyer (“Merger Sub”), intend to enter into an Agreement and Plan of Merger in substantially the form presented to us on the date hereof (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into Seller, which will be the surviving entity and a direct wholly owned subsidiary of Buyer (the “Merger”). Pursuant to the Merger, as more fully described in the Merger Agreement and as further described to us by management of Seller, we understand that each outstanding share of common stock, $0.001 par value per share, of Seller (“Seller Common Stock”), other than dissenting shares, will, at the election of the holder thereof, be converted into and exchangeable for: (i) 1.45 shares of common stock, $0.01 par value per share of Buyer (“Buyer Common Stock”), and $2.75 in cash, without interest (the “Mixed Consideration”); or (ii) $25.92 in cash, without interest, subject to the limitations set forth in the Merger Agreement relating to the aggregate amount of cash consideration available to the stockholders of Seller pursuant to the Merger (the “Per Share Cash Election Consideration”); or (iii) 1.62 shares of Buyer Common Stock, subject to the provisions set forth in the Merger Agreement relating to the aggregate amount of cash consideration that must be accepted by the stockholders of Seller pursuant to the Merger and together with any cash in lieu of fractional shares of Buyer Common Stock (the “Stock Consideration”). The Mixed Consideration, the Per Share Cash Election Consideration and the Stock Consideration are referred to collectively (or, as applicable, alternatively) herein as the “Consideration”. The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

You have asked for our opinion as investment bankers as to whether the Consideration to be received by the stockholders of Seller pursuant to the Merger is fair to such stockholders from a financial point of view, as of the date hereof. As you are aware, we were not retained to nor did we advise Seller with respect to alternatives to the Merger or Seller’s underlying decision to proceed with or effect the Merger. Further, we were not requested to nor did we solicit or assist Seller in soliciting indications of interest from third parties for all or any part of Seller.

In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller and Buyer, including the consolidated financial statements for recent years and interim periods to March 31, 2007 and certain other relevant financial and operating data relating to Seller and Buyer made available to us from published sources and, from the internal records of Seller; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock and Buyer Common Stock; (iv) compared, based on our review of publicly available information and certain other information provided to us by Seller, Seller and Buyer from a financial point of view with certain other companies in the medical products industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the medical products industry which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Seller certain information of a business and financial nature regarding Seller and Buyer, furnished to us by Seller, including financial forecasts, other financial data and related assumptions pertaining both to Seller and Buyer, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Synergies”); (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Seller’s counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate. In connection with our opinion, we have not engaged in discussions with nor been provided with any information by Buyer, and all information, forecasts and assumptions relating to Buyer on which we have relied for purposes of our opinion have been derived solely from publicly available information and from information provided to us by Seller.

In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Seller and Buyer provided to us by the management of Seller, at your direction and with your consent we have assumed for purposes of our opinion that the forecasts (including the assumptions regarding growth and profitability for 2007 and 2008 for both Buyer and Seller and the Synergies) have been reasonably prepared on bases reflecting the best available estimates and judgments of the management of Seller at the time of preparation as to the future financial performance of Seller and Buyer and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in Seller’s or Buyer’s assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to Seller as to all legal and financial reporting matters with respect to Seller, the Merger and the Merger Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller or Buyer, nor have we been furnished with any such appraisals. Our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Seller of any of the conditions to its obligations thereunder. We have further assumed that the Merger Agreement which the parties will enter into will not be different in any material respects from the draft that you provided to us dated July 20, 2007.

We have acted as financial advisor to Seller in connection with the Merger and will receive a fee for our services, including rendering this opinion. In the ordinary course of our business, we actively trade the equity securities of Seller and Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the aggregate Consideration to be received by the stockholders of Seller pursuant to the Merger is fair to such stockholders from a financial point of view, as of the date hereof.

We are not expressing an opinion regarding the price at which the Buyer Common Stock may trade at any future time. The Consideration, other than the Per Share Cash Election Consideration, to be received by the stockholders of Seller pursuant to the Merger is based upon certain fixed exchange ratios and, accordingly, the market value of the Consideration, other than the Per Share Cash Election Consideration, may vary significantly. We are also not expressing an opinion regarding the relative value of the three alternatives with respect to the Consideration that the holders of Seller Common Stock may elect to receive.

This opinion is directed to the Board of Directors of Seller in its consideration of the Merger and is not a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger or which election such stockholder should make with respect to the Consideration. Further, this opinion addresses only the financial fairness of the Consideration to the stockholders and does not address the relative merits of the Merger and any alternatives to the Merger, Seller’s underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion may not be used or referred to by Seller, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in its entirety in any required proxy statement or prospectus filed with the Securities and Exchange Commission in connection with the Merger; provided, that any description of or reference to this opinion or Thomas Weisel Partners LLC in such proxy statement or prospectus is in a form acceptable to us. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

Very truly yours,

/s/ THOMAS WEISEL PARTNERS LLC
THOMAS WEISEL PARTNERS LLC

ANNEX G

DELAWARE GENERAL CORPORATION LAW

Section 262. Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

ev3’s amended and restated certificate of incorporation, as amended, provides that it will, and Delaware law permits it to, under certain situations, indemnify any of its directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses, including attorney’s fees, incurred by the person in connection with the proceeding if certain statutory standards are met. Any of these persons is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of ev3. Reference is made to Section 145 of the Delaware General Corporation Law and ev3’s amended and restated certificate of incorporation, as amended.

ev3 maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions. In addition, ev3’s consulting agreement with Dale A. Spencer, one of ev3’s directors, provides that he will be indemnified to the fullest extent permitted by the Delaware General Corporation Law, for any liabilities, costs or expenses arising out of Mr. Spencer’s association with ev3, except to the extent that such liabilities, costs or expenses arise under or are related to Mr. Spencer’s gross negligence or willful misconduct. ev3’s change in control agreements with each of its executive officers and certain other employees provide that, in addition to any other indemnification obligations that ev3 may have, if, following a change in control (as defined in such agreements), any of such individuals incurs damages, costs or expenses (including, without limitation, judgments, fines and reasonable attorney’s fees) as a result of such individual’s service to ev3 or status as an officer and employee of ev3, such individual will be indemnified by ev3 to the fullest extent permitted by law, except to the extent that such damages, costs or expenses arose as a result of such individual’s gross negligence or willful misconduct.

Prior to the consummation of the initial public offering of ev3’s common stock, ev3 LLC, a former Delaware limited liability company and ev3’s former parent company, merged with and into ev3 and ev3 became the holding company of ev3 LLC’s subsidiaries. The operating agreement of ev3 LLC provides that ev3 LLC shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of ev3 LLC under certain circumstances) by reason of the fact that the person is or was a member of the board of managers, officer, employee or agent of ev3 LLC, or is or was serving at the request of ev3 LLC as a member of the board, officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of ev3 LLC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In connection with ev3 LLC’s merger with and into ev3, immediately prior to ev3’s initial public offering in June 2005, the operating agreement was terminated except for the indemnification obligations, which survived termination of the operating agreement.

ev3 has entered into agreements with its directors, executive officers and certain other employees regarding indemnification, in addition to indemnification provided for in ev3’s amended and restated certificate of incorporation, as amended, and intends to enter into indemnification agreements with any new directors and executive officers in the future. Under these agreements, ev3 is required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of ev3’s directors, officers or employees. ev3 will be obligated to pay these amounts only if the officer, director or employee acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to ev3’s best interests. With respect to any criminal proceeding, ev3 will be obligated to pay these amounts only if the officer, director or employee had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits.  The following exhibits are filed herewith or incorporated herein by reference:

Exhibit
No.	Document

2.1	Agreement and Plan of Merger dated as of July 21, 2007 among ev3 Inc., Foreigner Merger Sub, Inc. and FoxHollow Technologies, Inc. (included in Annex A to the information/proxy statement-prospectus which is part of this registration statement)
3.1	Amended and Restated Certificate of Incorporation of ev3 Inc. (incorporated by reference to Exhibit 3.1 of ev3’s Amendment No. 5 to Registration Statement on Form S-1 filed on June 14, 2005 (File No. 333-123851))
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of ev3 Inc. (incorporated by reference to Exhibit 99.1 to ev3’s Current Report on Form 8-K filed on June 27, 2005 (File No. 000-51348))
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation of ev3 Inc. to be effective immediately prior to the effective time of the merger (incorporated by reference to Exhibit 3.1 to ev3’s Current Report on Form 8-K filed on July 23, 2007 (File No. 000-51348))
3.4	Amended and Restated Bylaws of ev3 Inc. (incorporated by reference to Exhibit 3.3 to ev3’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2005 (File No. 000-51348))
4.1	Form of Affiliate Letter Agreement*
4.2	Form of Stock Certificate (incorporated by reference to Exhibit 4.1 of ev3’s Amendment No. 4 to Registration Statement on Form S-1 filed on June 2, 2005 (File No. 333-123851))
4.3	Holders Agreement, dated as of August 29, 2003, among the institutional investors listed on Schedule I thereto, Dale A. Spencer, Paul Buckman, the individuals whose names and addresses appear from time to time on Schedule II thereto, the individuals whose names and addresses appear from time to time on Schedule III thereto and ev3 LLC (incorporated by reference to Exhibit 4.2 to ev3’s Registration Statement on Form S-1 filed on April 5, 2005 (File No. 333-123851))
4.4	Operating Agreement of ev3 LLC, dated as of August 29, 2003, by and among ev3 LLC, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Vertical Fund I, L.P., Vertical Fund II, L.P. and certain other persons party thereto (incorporated by reference to Exhibit 4.3 to ev3’s Registration Statement on Form S-1 filed on April 5, 2005 (File No. 333-123851))
4.5	Amendment No. 1 to Operating Agreement of ev3 LLC, dated as of March 1, 2005, by and among ev3 LLC, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Vertical Fund I, L.P., Vertical Fund II, L.P. and certain other persons party thereto (incorporated by reference to Exhibit 4.4 to ev3’s Registration Statement on Form S-1 filed on April 5, 2005 (File No. 333-123851))
4.6	Registration Rights Agreement, dated as of June 21, 2005, by and among ev3 Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Vertical Fund I, L.P., Vertical Fund II, L.P. and certain other investors party thereto (incorporated by reference to Exhibit 4.2 to ev3’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2005 (File No. 000-51348))
5.1	Opinion of Oppenheimer Wolff & Donnelly LLP regarding validity of the shares of ev3 common stock registered hereunder*

Exhibit
No.	Document

8.1	Opinion of Oppenheimer Wolff & Donnelly LLP regarding material federal income tax consequences relating to the merger
8.2	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding material federal income tax consequences relating to the merger
10.1	Voting Agreement dated as of July 21, 2007 between Merck & Co., Inc. and ev3 Inc. (included in Annex B to the information/proxy statement-prospectus which is part of this registration statement)
10.2	Form of Voting Agreement dated as of July 21, 2007 between certain directors and executive officers of FoxHollow Technologies, Inc. and ev3 Inc. (included in Annex C to the information/proxy statement-prospectus which is part of this registration statement)
10.3	Amendment, Waiver, Consent and Assumption Agreement dated as of July 21, 2007 by and among Merck & Co., Inc., FoxHollow Technologies, Inc. and ev3 Inc. (incorporated by reference to Exhibit 10.3 to ev3’s Current Report on Form 8-K filed on July 23, 2007 (File No. 000-51348))
21.1	List of Subsidiaries of ev3 Inc.*
23.1	Consent of Ernst & Young LLP with respect to ev3
23.2	Consent of PricewaterhouseCoopers LLP with respect to ev3
23.3	Consent of PricewaterhouseCoopers LLP with respect to FoxHollow
23.4	Consent of PricewaterhouseCoopers LLP with respect to Kerberos
23.5	Consent of Oppenheimer Wolff & Donnelly LLP (contained in Exhibit 5.1)*
23.6	Consent of Oppenheimer Wolff & Donnelly LLP (contained in Exhibit 8.1)
23.7	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 8.2)
24.1	Power of Attorney (included in the signature page to this registration statement)*
99.1	Form of Proxy Card of FoxHollow
99.2	Consent of Banc of America Securities LLC*
99.3	Consent of J.P. Morgan Securities Inc.*
99.4	Consent of Thomas Weisel Partners LLC*
99.5	Consent of Myrtle S. Potter to become a director
99.6	Consent of John B. Simpson, Ph.D., M.D. to become a director
99.7	Consent of Richard N. Kender to become a director
99.8	Consent of Jeffrey B. Child to become a director
99.9	Action by Written Consent by Certain Stockholders of ev3 Inc. dated as of July 20, 2007 (incorporated by reference to Exhibit 99.2 to ev3’s Current Report on Form 8-K filed on July 23, 2007 (File No. 000-51348))
99.10	Form of Election for holders of FoxHollow common stock

*	Previously filed.

(b) Financial Statement Schedules.  No financial statement schedules are required to be filed herewith.

(c) Reports, Opinions or Appraisals.  The opinions of Banc of America Securities LLC, J.P. Morgan Securities Inc. and Thomas Weisel Partners LLC are attached as Annexes D, E and F, respectively, to the information/proxy statement-prospectus included as part of this registration statement.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1) The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, ev3 Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth, State of Minnesota, on August 27, 2007.

ev3 INC.

By:	/s/ James M. Corbett
Name: James M. Corbett

Title:	Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ James M. Corbett James M. Corbett		Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	August 27, 2007

/s/ Patrick D. Spangler Patrick D. Spangler		Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial & Accounting Officer)	August 27, 2007

* John K. Bakewell		Director	August 27, 2007

* Richard B. Emmitt		Director	August 27, 2007

* Douglas W. Kohrs		Director	August 27, 2007

* Daniel J. Levangie		Director	August 27, 2007

* Dale A. Spencer		Director	August 27, 2007

* Thomas E. Timbie		Director	August 27, 2007

* Elizabeth H. Weatherman		Director	August 27, 2007

*By:	/s/ James M. Corbett James M. Corbett As Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.	Document

2.1	Agreement and Plan of Merger dated as of July 21, 2007 among ev3 Inc., Foreigner Merger Sub, Inc. and FoxHollow Technologies, Inc. (included in Annex A to the information/proxy statement-prospectus which is part of this registration statement)
3.1	Amended and Restated Certificate of Incorporation of ev3 Inc. (incorporated by reference to Exhibit 3.1 of ev3’s Amendment No. 5 to Registration Statement on Form S-1 filed on June 14, 2005 (File No. 333-123851))
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of ev3 Inc. (incorporated by reference to Exhibit 99.1 to ev3’s Current Report on Form 8-K filed on June 27, 2005 (File No. 000-51348))
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation of ev3 Inc. to be effective immediately prior to the effective time of the merger (incorporated by reference to Exhibit 3.1 to ev3’s Current Report on Form 8-K filed on July 23, 2007 (File No. 000-51348))
3.4	Amended and Restated Bylaws of ev3 Inc. (incorporated by reference to Exhibit 3.3 to ev3’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2005 (File No. 000-51348))
4.1	Form of Affiliate Letter Agreement*
4.2	Form of Stock Certificate (incorporated by reference to Exhibit 4.1 of ev3’s Amendment No. 4 to Registration Statement on Form S-1 filed on June 2, 2005 (File No. 333-123851))
4.3	Holders Agreement, dated as of August 29, 2003, among the institutional investors listed on Schedule I thereto, Dale A. Spencer, Paul Buckman, the individuals whose names and addresses appear from time to time on Schedule II thereto, the individuals whose names and addresses appear from time to time on Schedule III thereto and ev3 LLC (incorporated by reference to Exhibit 4.2 to ev3’s Registration Statement on Form S-1 filed on April 5, 2005 (File No. 333-123851))
4.4	Operating Agreement of ev3 LLC, dated as of August 29, 2003, by and among ev3 LLC, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Vertical Fund I, L.P., Vertical Fund II, L.P. and certain other persons party thereto (incorporated by reference to Exhibit 4.3 to ev3’s Registration Statement on Form S-1 filed on April 5, 2005 (File No. 333-123851))
4.5	Amendment No. 1 to Operating Agreement of ev3 LLC, dated as of March 1, 2005, by and among ev3 LLC, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Vertical Fund I, L.P., Vertical Fund II, L.P. and certain other persons party thereto (incorporated by reference to Exhibit 4.4 to ev3’s Registration Statement on Form S-1 filed on April 5, 2005 (File No. 333-123851))
4.6	Registration Rights Agreement, dated as of June 21, 2005, by and among ev3 Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Vertical Fund I, L.P., Vertical Fund II, L.P. and certain other investors party thereto (incorporated by reference to Exhibit 4.2 to ev3’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2005 (File No. 000-51348))
5.1	Opinion of Oppenheimer Wolff & Donnelly LLP regarding validity of the shares of ev3 common stock registered hereunder*
8.1	Opinion of Oppenheimer Wolff & Donnelly LLP regarding material federal income tax consequences relating to the merger
8.2	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding material federal income tax consequences relating to the merger
10.1	Voting Agreement dated as of July 21, 2007 between Merck & Co., Inc. and ev3 Inc. (included in Annex B to the information/proxy statement-prospectus which is part of this registration statement)

Exhibit
No.	Document

10.2	Form of Voting Agreement dated as of July 21, 2007 between certain directors and executive officers of FoxHollow Technologies, Inc. and ev3 Inc. (included in Annex C to the information/proxy statement-prospectus which is part of this registration statement)
10.3	Amendment, Waiver, Consent and Assumption Agreement dated as of July 21, 2007 by and among Merck & Co., Inc., FoxHollow Technologies, Inc. and ev3 Inc. (incorporated by reference to Exhibit 10.3 to ev3’s Current Report on Form 8-K filed on July 23, 2007 (File No. 000-51348))
21.1	List of Subsidiaries of ev3 Inc.*
23.1	Consent of Ernst & Young LLP with respect to ev3
23.2	Consent of PricewaterhouseCoopers LLP with respect to ev3
23.3	Consent of PricewaterhouseCoopers LLP with respect to FoxHollow
23.4	Consent of PricewaterhouseCoopers LLP with respect to Kerberos
23.5	Consent of Oppenheimer Wolff & Donnelly LLP (contained in Exhibit 5.1)*
23.6	Consent of Oppenheimer Wolff & Donnelly LLP (contained in Exhibit 8.1)
23.7	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 8.2)*
24.1	Power of Attorney (included in the signature page to this registration statement)*
99.1	Form of Proxy Card of FoxHollow
99.2	Consent of Banc of America Securities LLC*
99.3	Consent of J.P. Morgan Securities Inc.*
99.4	Consent of Thomas Weisel Partners LLC*
99.5	Consent of Myrtle S. Potter to become a director
99.6	Consent of John B. Simpson, Ph.D., M.D. to become a director
99.7	Consent of Richard N. Kender to become a director
99.8	Consent of Jeffrey B. Child to become a director
99.9	Action by Written Consent by Certain Stockholders of ev3 Inc. dated as of July 20, 2007 (incorporated by reference to Exhibit 99.2 to ev3’s Current Report on Form 8-K filed on July 23, 2007 (File No. 000-51348))
99.10	Form of Election for holders of FoxHollow common stock

*	Previously filed.